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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As confidentially submitted to the Securities and Exchange Commission on September 26, 2017

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

LexinFintech Holdings Ltd.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	6199 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

27/F CES Tower
No. 3099 Keyuan South Road
Nanshan District, Shenzhen 518052
The People's Republic of China
+86 755 3368 8788
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Z. Julie Gao, Esq. Will H. Cai, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen's Road Central Hong Kong +852 3740-4700	Matthew D. Bersani, Esq. Shearman & Sterling LLP c/o 12th Floor, Gloucester Tower The Landmark 15 Queen's Road Central Hong Kong +852 2978-8000

Approximate date of commencement of proposed sale to the public:
as soon as practicable after the effective date of this registration statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company    ☒

           If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee

Ordinary Shares, par value US$0.0001 per share(1)	$	$

(1)
American depositary shares issuable upon deposit of ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-            ). Each American depositary share represents            ordinary shares.

(2)
Includes ordinary shares that are issuable upon the exercise of the underwriters' over-allotment option. Also includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These ordinary shares are not being registered for the purpose of sales outside the United States.

(3)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

†
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                    , 2017

                        American Depositary Shares

LexinFintech Holdings Ltd.

Representing            Ordinary Shares

        This is an initial public offering of American depositary shares, or ADSs, of LexinFintech Holdings Ltd., or Lexin. Lexin is offering             ADSs. [The selling shareholders identified in this prospectus are offering an additional            ADSs.] Each ADS represents            of our ordinary shares, par value $0.0001 per share. [We will not receive any proceeds from the ADSs sold by the selling shareholders.]

        Prior to this offering, there has been no public market for our ADSs or our ordinary shares. It is currently estimated that the initial public offering price per ADS will be between $            and $            . We will apply to list the ADSs on the [NASDAQ Global Market/New York Stock Exchange] under the symbol "LX".

        We are an "emerging growth company" under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

        Investing in the ADSs involves risks. See "Risk Factors" beginning on page 12.

PRICE $            PER ADS

	Price to Public	Underwriting Discounts and Commission	Proceeds to Lexin	[Proceeds, before expenses, to the selling shareholders]

Per ADS	$	$	$	$

Total	$	$	$	$

        We [and the selling shareholder] have granted the underwriters an option to purchase up to an additional            ADSs to cover over-allotments.

        The United States Securities and Exchange Commission and state regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the ADSs against payment in U.S. dollars to purchasers on or about                    , 2017.

Goldman Sachs (Asia) L.L.C.	BofA Merrill Lynch	Deutsche Bank Securities	China Renaissance

Prospectus dated                    , 2017.

[This page is intentionally left blank]

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

        Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

        Until                , 2017 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

 PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under "Risk Factors," before deciding whether to invest in our ADSs. This prospectus contains information from a report commissioned by us and prepared by Oliver Wyman Consulting (Shanghai) Limited, or Oliver Wyman, a leading global management consulting firm, to provide information on the online consumer finance industry in China.

Business

        We are a leading online consumer finance platform in China in terms of the outstanding principal balance of loans originated on our platform as of December 31, 2016, according to Oliver Wyman. We strategically focus on serving the credit needs of educated young adults in China. We grow with our customers by offering convenient and innovative loan products to meet their credit needs at different stages of life. We had approximately 3.0 million active customers in 2016, representing a 103% increase from 2015. As of December 31, 2016, we had over 4.5 million customers with an approved credit line.

        Our target customer cohort, educated young adults aged between 18 and 36 in China, includes both college students and educated young professionals who are typically college graduates. This customer cohort features young people with high income potential, high educational background, high consumption needs, a strong desire to build their credit profile, and an appreciation for efficient customer experience. As of December 31, 2016, this target customer group represented over 90% of our customer base. As college students transition into educated young professionals, their consumption requirements and ability to repay loans increase as they receive increasing income, creating long-term growth potential for us. A significant portion of educated young adults, however, have been underserved by traditional financial institutions, which lack the relevant credit information to make credit assessment and offer compelling financial products to address their credit needs.

        Our online consumer finance platform, Fenqile, addresses our customers' credit needs by offering personal installment loans, installment purchase loans and other loan products. We offer comprehensive and competitively-priced products on our e-commerce channel and allow customers to use their credit lines to finance purchases. We match customer loans with diversified funding sources, including individual investors on our Juzi Licai online investment platform, institutional funding partners in our direct lending programs and investors of our asset-backed securities.

        We have scalable and stable funding to meet our customers' needs and grow our platform. With the access to multiple funding sources and the ability to adjust allocation of funding needs to different sources, we are not dependent on any particular type of funding source, and we are able to withstand seasonality of demand and fluctuations in the supply and costs of funding. We connect qualified customer loan assets directly with the capital of our institutional funding partners in an automated process that minimizes manual review and approval by the institutional funding partners. This efficient and speedy arrangement demonstrates our funding partners' trust and confidence in the quality of loans originated by us and our risk management and technology capabilities.

        We adopt a targeted and cost-effective customer acquisition strategy by leveraging our e-commerce channel, word-of-mouth referrals, as well as cooperation with reputable commercial banks. Our educated young adult customers are often geographically concentrated and socially connected, which enables us to achieve effective customer acquisition through customer referrals. In 2016 and the three months ended March 31, 2017, approximately 36% and 52%, respectively, of our new customers registered on our platform using a referral code obtained from an existing customer. We offer an incentive of RMB10 (US$1.4) to RMB20 (US$2.9) in cash to an existing customer for each new customer who successfully signs up on Fenqile using the existing customer's referral code and has been granted a credit line. We cooperate with commercial banks, for example, by promoting co-branded credit cards issued by the bank to reach potential customers. The success of our effective customer acquisition strategy has been demonstrated by our low customer acquisition cost, which is defined as the amount of total costs we incur in connection with acquiring customers divided by the number of new active customers during a given time period. Our customer acquisition cost amounted to RMB114 per new active customer in 2015 and RMB127 (US$18.3) in 2016.

        We believe that we are well positioned to assess credit risks, predict spending and borrowing behavior, and serve the credit needs of educated young adults. Leveraging our data insights and technology capabilities, our Hawkeye credit assessment engine can predict the income potential and behavior of each customer through sophisticated algorithms and a dynamic model. We have developed more than 1,000 decisioning rules utilizing 5,000 potential data variables, and accumulated a massive amount of proprietary data from over 5 million customers and 19 million credit applications since inception. The customer behavior and risk profile data enable us to develop machine learning to improve our risk management capabilities. As a result of automation and our data capabilities, we are able to perform a more comprehensive credit analysis on our customers than traditional financial institutions.

        We offer a superior customer experience through the highly efficient operation of our platform. Our technology infrastructure enables highly automated loan originations, cost-effective servicing and built-in scalability. Our simple and fast online credit application streamlines the often time-consuming and frustrating loan application process that challenges traditional financial institutions. In general, potential customers can complete the application for our credit line within a few minutes by providing basic personal information and authorizing us to collect information from various data sources. Approximately 95% of all loan applications are handled and approved automatically within seconds on average. Our data insights and technology capabilities enable us to assess credit risks and facilitate effective fraud detection and prevention, while requiring limited efforts by our customers.

        We have expanded the scale of our platform rapidly since our inception. From our inception in August 2013 through December 31, 2016, we cumulatively originated RMB28.7 billion (US$4.1 billion) in loans. In 2016, we originated RMB22.2 billion (US$3.2 billion) in loans, representing a 263% increase in loan originations from 2015. All of the loans originated on our platform since inception have been unsecured. As of December 31, 2015 and 2016, our outstanding principal balance of loans was approximately RMB3.4 billion and RMB9.9 billion (US$1.4 billion), respectively. Our total operating revenue increased significantly from RMB2,525 million in 2015 to RMB4,339 million (US$625 million) in 2016. Our net loss decreased from RMB310 million in 2015 to RMB118 million (US$17.0 million) in 2016.

Industry Overview

        Private consumption in China is growing rapidly, allowing for the rapid development of the online consumer finance market. According to Oliver Wyman, the outstanding loan balance of the consumer finance market in China increased from RMB3,355 billion (US$483 billion) at the end of 2014 to RMB5,618 billion (US$809 billion) at the end of 2016, representing a compound annual growth rate, or CAGR, of 29.4%, and is projected to further grow to RMB11,010 billion (US$1,586 billion) by the end of 2020, representing a CAGR of 18.3%.

        Despite growing consumption levels, the consumer finance market in China is still highly underdeveloped and underpenetrated. According to Oliver Wyman, in 2016, the ratio of the balance of China's overall unsecured consumer loans to the GDP was 9%, compared to 15% in the United States, while the per capita outstanding consumer finance loan in China (excluding mortgages) was RMB4,082 (US$588), compared to US$7,647 in the United States. At the end of 2015, approximately 1 billion individuals, or 72% of the population in China, did not have credit ratings with the Credit Reference

Center of the People's Bank of China, the operator of China's national centralized commercial and consumer credit reporting system, compared to 14% of the total population who did not have credit ratings in the United States.

        The educated young adult segment represents a sizeable consumer finance market with enormous growth potential. Educated young adults undergo a path of consumption upgrade, and their increasing financial needs also correspond with rising income and thus the increasing ability to repay borrowings with their income. The rapid growth in the number of potential borrowers within the educated young adult segment, coupled with increasingly diverse and upgraded consumption needs, is expected to drive the significant growth of the finance market for this segment. The total outstanding loan balance of the educated young adult segment of the online consumer finance market is expected to grow from RMB68 billion (US$9.8 billion) at the end of 2016 to RMB491 billion (US$70.7 billion) by the end of 2020, representing a CAGR of 64.1%.

        The following factors are key in successfully operating in China's online consumer finance market and, in particular, the educated young adult segment:

  •
  cost-effective and targeted customer acquisition strategies;

  •
  strong brand reputation and recognition that could successfully retain or increase borrower base and capture a borrower's lifetime value;

  •
  prudent and data-driven risk management enabled by accumulation of historical credit data and credit assessment methodology; and

  •
  access to diversified and sustainable funding at favorable rates.

Our Competitive Strengths

        We believe the following competitive strengths are essential to our success and differentiate us from our competitors:

  •
  a leading and fast-growing online consumer finance platform that is well positioned to capture the long-term growth potential of educated young adults in China;

  •
  advanced and customized credit risk management;

  •
  superior customer experience supported by an efficient and robust technology platform;

  •
  targeted and cost-effective customer acquisition strategy;

  •
  diversified and scalable funding; and

  •
  self-reinforcing and demographically targeted ecosystem, creating powerful network effects.

Our Growth Strategies

        To further grow our business and enhance our competitive position, we intend to pursue the following strategies:

  •
  grow with our educated young adult customers and continue to serve their growing credit and consumption needs;

  •
  further diversify and scale funding sources;

  •
  invest in our technology;

  •
  promote sustainable consumer finance and continue to lead industry best practices; and

  •
  pursue strategic alliances, investments and acquisitions.

Our Challenges

        The successful execution of our strategies is subject to risks and uncertainties related to our business, including those relating to:

  •
  our limited operating history in China's evolving and emerging online consumer finance market;

  •
  our ability to retain existing customers or attract new customers and to capture their long-term growth potential;

  •
  our ability to ensure our business operations are in compliance with evolving laws and regulations governing the online consumer finance industry, including those governing campus online lending, which involve substantial uncertainties;

  •
  our ability to effectively maintain the quality of our loan portfolio;

  •
  our access to adequate and stable funding at reasonable costs;

  •
  our expansion into offering our customers new products and services;

  •
  our ability to maintain or achieve sufficient market acceptance with our existing and new loan products or financial services and to compete effectively;

  •
  our ability to promote and maintain our brand and reputation;

  •
  any negative publicity or customer complaints regarding us, the consumer finance industry or third-party service providers;

  •
  our limited experience operating our current quality assurance program on Juzi Licai, which was established in July 2017; and

  •
  our ability to compete effectively in the evolving online consumer finance market.

Corporate Structure

        The following diagram illustrates our corporate structure as of the date of this prospectus, including our principal subsidiaries and our variable interest entities and their principal subsidiaries.

(1)
The shareholders of Shenzhen Xinjie include Jay Wenjie Xiao (95%) and Wenbin Li (5%). Jay Wenjie Xiao is our chief executive officer and director, and Wenbin Li is a non-executive PRC employee.

(2)
The shareholders of Shenzhen Fenqile include Shenzhen Xinjie (73.3333%), Jay Wenjie Xiao (26.5464%) and Richard Qiangdong Liu (0.1072%), an angel investor, and Tibet Xianfeng Management Consultation Co., Ltd. (0.0131%), whose shares were transferred from Tibet Xianfeng Huaxing Changqing Investment Co., Ltd., another angel investor.

(3)
The shareholders of Beijing Lejiaxin include Jay Wenjie Xiao (94.12%) and Richard Qiangdong Liu (5.88%).

(4)
The shareholders of Qianhai Dingsheng include Kris Qian Qiao (60%), our chief financing cooperation officer, Jianwei Wei (30%), a non-executive PRC employee, and Shenzhen Xinjie (10%).

Corporate Information

        Our principal executive offices are located at 27/F, CES Tower, No. 3099 Keyuan South Road, Nanshan District, Shenzhen 518052, People's Republic of China. Our telephone number at this address is +86 755 3368 8788. Our registered office in the Cayman Islands is located at the offices of Osiris International Cayman Limited, Suit #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands. Our agent for service of process in the United States is           .

        Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is lexinfintech.com. The information contained on our website is not a part of this prospectus.

Implications of Being an Emerging Growth Company

        As a company with less than US$1.07 billion in revenue for the last fiscal year, we qualify as an "emerging growth company" pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company's internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

        We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three year period, issued more than US$1.07 billion in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Conventions that Apply to this Prospectus

        Unless otherwise indicated or the context otherwise requires, all information in this prospectus reflects the following:

  •
  "ABS" refers to asset-backed securities;

  •
  "active customers" refer to, for a specified period, customers who made at least one transaction during that period on our online consumer finance platform;

  •
  "ADSs" refer to our American depositary shares, each of which represents                ordinary shares;

  •
  "APR" or "effective APR" refers to the percentage equal to the annualized actual amount of finance charges, including interest and service fees, generated from a customer loan, divided by the average outstanding principal balance for the loan;

  •
  "big data" refer to voluminous structured and unstructured data from multiple sources and in multiple formats;

  •
  "China" or the "PRC" refers to the People's Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

  •
  "customers" refer to users with an approved credit line on our online consumer finance platform and shoppers on our e-commerce channel;

  •
  "delinquency rate" refers to outstanding principal balance of loans that were 1 to 29, 30 to 59, 60 to 89 and 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of the loans on our platform as of a specific date;

  •
  "educated young adults" refer to (i) students enrolled in college programs or associate degree programs in colleges, or college students, and (ii) working population with college or associate degrees and under the age of 36, or educated young professionals;

  •
  "GMV" refers to the total value of transactions completed for products purchased on the e-commerce channel of our platform, net of returns;

  •
  "institutional funding partners" refer to banks and other institutions which have partnered with us on our direct lending programs to fund loans originated to our customers on Fenqile;

  •
  "Fenqile" or "our platform" refers to our online consumer finance platform;

  •
  "Juzi Licai" refers to our online investment platform where we match funding from individual investors with customer loans;

  •
  "M6+ charge-off rate" refers to, with respect to loans originated during a specified time period, which we refer to as a vintage, the total outstanding principal balance of loans that become over six months delinquent during a specified period, divided by the total initial principal of the loans originated in such vintage;

  •
  "ordinary shares" refer to our ordinary shares of par value US$0.0001 per share;

  •
  "originations" refer to the total principal amount of the loans we originate during the relevant period. The amount borrowed by customers using flexible repayment options to finance the repayment of certain principal amount of an original loan is calculated as a new loan principal amount. We treat off-balance sheet loans as part of our originations;

  •
  "our variable interest entities" refer to Shenzhen Xinjie Investment Co. Ltd., or Shenzhen Xinjie, Shenzhen Fenqile Network Technology Co., Ltd., or Shenzhen Fenqile, Beijing Lejiaxin Network Technology Co., Ltd., or Beijing Lejiaxin, and Shenzhen Qianhai Dingsheng Asset Management Co., Ltd., or Qianhai Dingsheng, collectively;

  •
  "RMB" or "Renminbi" refers to the legal currency of China; and

  •
  "US$," "U.S. dollars," "$," or "dollars" refers to the legal currency of the United States.

        Our reporting currency is the Renminbi. This prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at RMB6.9430 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, or the Federal Reserve Board, on December 30, 2016. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On July 7, 2017, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.8039 to US$1.00.

 THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.
ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).
[ADSs offered by the selling shareholders	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).]
ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).
Ordinary shares outstanding immediately after this offering	ordinary shares (or ordinary shares if the underwriters exercise their over-allotment option in full).
The ADSs	Each ADS represents ordinary shares of par value US$0.0001 per share.

The depositary will hold ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the "Description of American Depositary Shares" section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	We [and the selling shareholders] have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs.

Use of proceeds

We expect that we will receive net proceeds of approximately US$            million from this offering, assuming an initial public offering price of US$             per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use the net proceeds of this offering primarily for general corporate purposes, which may include investment in product development, sales and marketing activities, technology infrastructure, capital expenditures, improvement of corporate facilities and other general and administrative matters. We may also use a portion of these proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments. See "Use of Proceeds" for more information.

[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]
Lock-up

We, our directors, executive officers, existing shareholders [and certain of our option holders] have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See "Shares Eligible for Future Sales" and "Underwriting."

Listing

We intend to apply to have the ADSs listed on the [NASDAQ Global Market/NYSE] under the symbol "LX". Our ADSs and shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on , 2017.
Depositary

SUMMARY CONSOLIDATED FINANCIAL DATA AND SUMMARY OPERATING DATA

        The following summary consolidated statements of operations data for the years ended December 31, 2015 and 2016, and summary consolidated balance sheets data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with the generally accepted accounting principles in the United States of America, or U.S. GAAP. You should read this Summary Consolidated Financial Data and Summary Operating Data section together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Our historical results are not necessarily indicative of results expected for future periods.

	For the Year Ended December 31,
	2015	2016
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Operations Data:
Operating revenue:
Online direct sales	2,164,393	2,770,634	399,054
Services and others	—	5,060	729

Online direct sales and services income	2,164,393	2,775,694	399,783

Interest and financial services income	325,601	1,373,559	197,834
Loan facilitation and servicing fees	661	54,201	7,807
Other revenue	34,287	135,232	19,477

Financial services income	360,549	1,562,992	225,118

Total operating revenue	2,524,942	4,338,686	624,901

Operating cost:
Cost of sales	(2,309,586)	(2,894,025)	(416,826)
Funding cost	(168,470)	(491,695)	(70,819)
Processing and servicing cost(1)	(51,057)	(114,323)	(16,466)
Provision for credit losses	(68,287)	(236,611)	(34,079)

Total operating cost	(2,597,400)	(3,736,654)	(538,190)

Gross profit	(72,458)	602,032	86,711

Operating expenses:
Sales and marketing expenses(1)	(243,463)	(376,313)	(54,201)
Research and development expenses(1)	(40,441)	(127,317)	(18,338)
General and administrative expenses(1)	(40,962)	(87,364)	(12,583)

Total operating expenses	(324,866)	(590,994)	(85,122)

Interest expense, net	(1,930)	(48,343)	(6,963)
Investment related impairment	—	(5,635)	(812)
Change in fair value of financial guarantee derivatives	—	(5,942)	(856)
Others, net	126	(10,799)	(1,555)

Loss before income tax expense	(399,128)	(59,681)	(8,597)

Income tax benefit/(expense)	88,934	(58,258)	(8,391)

Net loss	(310,194)	(117,939)	(16,988)

Preferred shares redemption value accretion	(51,524)	(62,299)	(8,973)
Deemed dividend to a preferred shareholder	—	(42,679)	(6,147)

Net loss attributable to ordinary shareholders	(361,718)	(222,917)	(32,108)

(1)
Share-based compensation expenses are allocated to processing and servicing cost and operating expense items as follows:

	For the Year Ended December 31,
	2015	2016
	RMB	RMB	US$
	(in thousands)
Processing and servicing cost	472	1,067	154
Sales and marketing expenses	3,194	4,009	577
Research and development expenses	3,736	9,068	1,306
General and administrative expenses	7,086	9,855	1,419

	As of December 31,
	2015	2016
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheets Data:
Cash and cash equivalents	135,371	479,605	69,077
Restricted cash	26,330	172,870	24,898
Short-term financing receivables, net	2,897,791	6,470,898	932,003
Inventories, net	44,295	107,704	15,513
Long-term financing receivables, net	320,957	1,066,148	153,557
Total assets	3,817,082	8,720,135	1,255,960
Short-term funding debts	3,159,154	6,968,488	1,003,671
Accrued expenses and other current liabilities	131,236	602,259	86,743
Long-term funding debts	31,080	21,014	3,027
Convertible loans	—	698,179	100,559
Total liabilities	3,623,209	8,706,216	1,253,954
Total mezzanine equity	608,514	625,570	90,101
Total shareholders' deficit	(414,641)	(611,651)	(88,095)

        The following table presents our summary operating data as of and for the years ended December 31, 2015 and 2016. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics."

	As of or for the Year Ended December 31,
	2015	2016
	RMB	RMB	US$
	(except for number of customers)
Summary Operating Data:
Outstanding principal balance(1) (in millions)	3,390	9,899	1,426
Outstanding principal balance of on-balance sheet loans (in millions)	3,266	7,712	1,111
Outstanding principal balance of off-balance sheet loans (in millions)	124	2,187	315
Originations (in millions)(2)	6,110	22,197	3,197
Average customer loan balance(2)	2,881	4,838	697
Number of active customers who used our loan products (in thousands)	1,481	3,005	N/A
Number of new active customers who used our loan products (in thousands)	1,396	1,923	N/A
Customer acquisition cost(3)	114	127	18.3

(1)
Outstanding principal balance represents the total amount of principal outstanding for loans originated on our platform at the end of the relevant period. Outstanding principal balance as of December 31, 2015 and 2016 included RMB183 million and RMB2,228 million (US$320 million), respectively, associated with the use of flexible repayment options.

(2)
Originations associated with the use of flexible repayment options amounted to RMB297 million and RMB4,281 million (US$617 million) in 2015 and 2016, respectively.

(3)
Average customer loan balance is calculated by dividing the outstanding principal balance by the number of customers with outstanding loans at the end of the relevant period.

(4)
Customer acquisition cost refers to the amount of our total costs incurred in connection with acquiring customers divided by the number of the new active customers during the relevant period.

RISK FACTORS

        An investment in our ADSs involves a high degree of risk. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material and adverse effect on our business, financial condition and results of operations. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We have a limited operating history in China's online consumer finance market, an emerging and evolving industry, which makes it difficult to evaluate our future prospects.

        China's online consumer finance industry is new and may not develop as rapidly as expected. The regulatory framework for this industry is also evolving and may remain uncertain for the foreseeable future. China's online consumer finance industry in general remains at a relatively preliminary stage of development and may not develop at the anticipated growth rate. Online consumer finance is a new industry, and there are few established players with business models that we can follow or build upon. In particular, there are a limited number of comparable online consumer finance platforms with e-commerce business. Potential customers and investors may not be familiar with this new industry and may have difficulty distinguishing our services from those of our competitors. Attracting and retaining customers, investors and institutional funding partners is critical to increasing the loan originations on our platform. The emerging and evolving online consumer finance market makes it difficult to effectively assess our future prospects. In addition, our business has grown substantially in recent years, but our past growth rates may not be indicative of our future growth.

        It is also possible that the PRC laws and regulations may change in ways that do not favor our development. In particular, the PRC laws and regulations may impose more stringent requirements and regulatory burdens relating to certain of our target customers. If that happens, there may not be adequate loans originated on our platform.

        We launched our online consumer finance platform Fenqile in 2013 and our online investment platform Juzi Licai in 2014, and have a limited operating history. As our business develops, or in response to competition, we may continue to introduce new products or make adjustments to our existing products, or make adjustments to our business model. In connection with the introduction of new products or in response to general economic conditions, we may impose more stringent customer qualifications to ensure the quality of loans on Fenqile, which may negatively affect the growth of our business. It is therefore difficult to effectively assess our future prospects. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving market. These risks and challenges include our ability to, among other things:

  •
  navigate an evolving regulatory environment;

  •
  expand our customer base on Fenqile;

  •
  enhance our risk management capabilities;

  •
  diversify our funding sources;

  •
  improve our operational efficiency;

  •
  continue to scale our technology infrastructure to support the growth of our platforms and higher transaction volume;

  •
  broaden our product and service offerings;

  •
  operate without being adversely affected by the negative publicity about the industry in general and our company in particular, if any;

  •
  maintain the security of our platforms and the confidentiality of the information provided and utilized across our platforms;

  •
  cultivate a vibrant consumer finance ecosystem;

  •
  attract, retain and motivate talented employees; and

  •
  defend ourselves in litigation, and against regulatory, intellectual property, privacy or other claims.

        If our market does not develop as we expect, if we fail to educate potential customers and funding sources about the value of our platforms and services, or if we fail to address the needs of our target customers, our reputation, business and results of operations will be materially and adversely affected.

If we are unable to retain existing customers or attract new customers, or if we fail to meet the financial needs of our customers as they evolve and are therefore unable to capture their long-term growth potential, our business and results of operations will be materially and adversely affected.

        The volume of loans we originate has grown rapidly over the past few years. From our inception in August 2013 through December 31, 2016, we cumulatively originated RMB28.7 billion (US$4.1 billion) in loans. In 2016, we originated RMB22.2 billion (US$3.2 billion) in loans for approximately 3.0 million active customers, representing a 263% increase in loan originations and a 103% increase in active customers from 2015. We strategically focus on serving educated young adults and seek to capture their long-term growth potential. To maintain the high growth momentum of our platform, we must continuously increase loan originations by retaining current customers and attracting more customers. If there is insufficient demand for our loan products, investors and institutional funding partners may not be able to deploy their funds in a timely or efficient manner, and may seek alternative investment opportunities. If there are insufficient commitments from investors or institutional funding partners, customers may not be able to obtain capital through our platform and may turn to other sources for their borrowing needs. If we are unable to attract qualified customers and sufficient commitments from investors or institutional funding partners, we might not be able to increase our loan originations and operating revenue as we expect, and our business and results of operations may be adversely affected.

        In addition, the success of our business depends on our ability to continue to serve our customers' growing credit needs as their consumption requirements change and their ability to repay loans increases with their increasing income. Moreover, we depend on repeat borrowing to cultivate customer loyalty, accumulate customer data and credit history, grow with our customers and offer them better products and services. Of all active customers on our platform in 2015 and 2016, approximately 63% and 74%, respectively, were repeat customers who had successfully borrowed on our platform at least once previously. If we fail to retain our existing customers as they enter the workforce, or if we fail to retain these customers by offering products and services that cater to their evolving consumption needs, or if we fail to maintain or increase repeat borrowing on our platform, we may not be able to capture their long-term growth potential, and our business and results of operations may be adversely affected.

The laws and regulations governing the online consumer finance industry in China are developing and evolving rapidly. If any of our business practices is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations would be materially and adversely affected.

        Due to the relatively short history of the online consumer finance industry in China, the PRC government has yet to establish a comprehensive regulatory framework governing our industry. Before any industry-specific regulations were introduced in mid-2015, the PRC government relied on general and basic laws and regulations for governing the online consumer finance industry, including the PRC Contract Law and related judicial interpretations promulgated by the Supreme People's Court. Since mid-2015, the PRC government and relevant regulatory authorities have issued various laws and regulations governing the online consumer finance industry, including, among others, the Guidelines on Promoting the Healthy Development of the Online Finance Industry, or the Guidelines, the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries, or the Interim Measures, and Guidelines on Online Lending Funds Custodian Business, or the Custodian Guidelines. See "Regulation—Regulations Relating to Online Consumer Finance Services."

        According to the Guidelines and the Interim Measures, intermediaries that provide online lending information services may not engage in certain activities, including, among others, (i) fund-raising for the online lending information intermediaries themselves, (ii) holding investors' fund or setting up capital pools with investors' fund, (iii) providing security or guarantee to investors as to the principals and returns of the investment, (iv) issuing or selling any wealth management products, (v) splitting the terms of any financing project, (vi) securitization, (vii) promoting its financial products on physical premises, and (viii) equity crowd-funding. The Interim Measures also require the intermediaries that provide online lending information services to strengthen their risk management, enhance screening and verifying efforts on the customers' and investors' information, and to set up custody accounts with qualified banks to hold customer funds. The Interim Measures also introduced a record-filing and licensing regime, which requires online lending information intermediaries to register with the local financial regulatory authority, and obtain a telecommunication business license from the relevant telecommunication regulatory authority. Our online investment platform, Juzi Licai, operated by Shenzhen Qianhai Juzi Information Technology Co., Ltd., a subsidiary of one of our variable interest entities, would be required to obtain certain telecommunications service license in accordance with the Interim Measures and the relevant provisions of telecommunications authorities after completing record-filing with a local financial regulator. However, the specific requirements and detailed implementation rules regarding such registration and licensing regime are still pending further clarification by the relevant governmental authorities. The Interim Measures also provide a twelve-month rectification period for intermediaries to make necessary adjustments.

        To comply with existing laws, regulations, rules and governmental policies relating to the online consumer finance industry, including but not limited to the Guidelines on Information Disclosure of Business Activities of Online Lending Information Intermediaries, which were issued by the General Office of the CBRC in August 2017, we have implemented and will continue to implement various policies and procedures to conduct our business and operations. However, due to the lack of detailed rules and the fact that the relevant laws, regulations and rules are expected to continue to evolve, we cannot be certain that our existing practices would not be deemed to violate any existing or future rules, laws and regulations. For instance, we have entered into an agreement with China Guangfa Bank, under which the bank provides custodian services for funds of customers and investors. Although we have established the custodian mechanism in this agreement to be in compliance with the requirement of the Custodian Guidelines or the regulatory authorities, we may need to amend the agreement to comply with the Custodian Guidelines in the event of any newly promulgated detailed implementation rules pursuant to the Custodian Guidelines, or other new laws and regulations regulating the custodian mechanism applicable to online lending information intermediaries.

        In addition, the Interim Measures require that the balance of loans borrowed by the same individual must not exceed RMB200,000 (US$28,806) on a single online lending information intermediary and not exceed RMB1 million (US$144,030) in the aggregate on all online lending information intermediaries in the PRC. We currently do not offer loans to the same individual in an aggregate amount exceeding RMB200,000 (US$28,806). We determine whether customers have outstanding loans through consumer finance platforms using external databases at the time they obtain a loan from us. We also compare our customer's name with the list in the databases on a regular basis. However, due to the lack of an industry-wide information sharing arrangement, there is no assurance that the aggregate amount borrowed by any customer through our platform and other online lending information intermediaries does not exceed the RMB1 million (US$144,030) borrowing limit set out by the Interim Measures.

        Furthermore, the Interim Measures prohibit online lending information intermediaries from providing any security interest or guarantee to investors on the principal or return of their investments. There are also certain legal requirements governing guarantee companies under PRC laws and regulations. Our current quality assurance program, which was established in July 2017, does not constitute providing any security interest or guarantee to investors on the principal or return of their investments under the Interim Measures. As set forth in the agreement relating to the quality assurance program between Juzi Licai and the individual investors, the purpose of the quality assurance program operated by Juzi Licai is to provide make-up payments to individual investors on Juzi Licai when a customer fails to satisfy their principal or interest repayment obligations, and not to provide individual investors with guarantees on repayment of the loan principal and interest. In addition, the amount to be transferred from each customer's monthly repayment to our quality assurance funds is limited to a certain percentage, currently equal to 4.5%, of the outstanding principal balance at the beginning of the relevant monthly period, divided by 12, and the investors have acknowledged that Juzi Licai reserves the final right of interpretation on the rules for establishing and using the quality assurance funds. For the above reasons, we do not believe that the quality assurance program provides a security or guarantee to investors under the Interim Measures. In addition, we provide a deposit to our funding partners in our direct lending programs with our own funds equal to a percentage of the total loans funded by the institutional funding partners and are required to replenish such deposit from time to time, in order to compensate them for the principal and interest repayment of loans in the event of a customer default. As of the date of this prospectus, the deposit we provide to our funding partners has not been deemed to be a financing guarantee under applicable PRC laws and regulations. However, it is uncertain how the Interim Measures and the PRC laws and regulations governing guarantee companies will be interpreted due to the lack of detailed implementation rules. As a result, we cannot rule out the possibility that we might be viewed by the PRC regulatory authorities as providing a security interest or guarantee to our individual investors or a financing guarantee to institutional funding partners under the relevant PRC laws and regulations as their interpretation and implementation evolve. In such event, we may be required to change our business operations relating to the protection of individual investors and institutional funding partners, which may make us less attractive to our funding sources, and may materially and adversely affect our business, financial condition and results of operations.

        As of the date of this prospectus, we have never been subject to any material fines or other penalties under any PRC laws or regulations, including those governing the online consumer finance industry in China. However, to the extent that we are not able to fully comply with any existing or new regulations when they are promulgated, our business, financial condition and results of operations may be materially and adversely affected. We are unable to predict with certainty the impact, if any, that future legislation, judicial precedents or regulations relating to the online consumer finance industry will have on our business, financial condition and results of operations. Furthermore, the growth in the popularity of online consumer finance increases the likelihood that the PRC government will seek to further regulate this industry.

Our operations have been and may need to continue to be modified to ensure full compliance with the laws and regulations governing the online consumer finance industry, including those governing campus online lending, which may materially and adversely affect our business and results of operations.

        The laws, regulations, rules and governmental policies in the online consumer finance industry, including those governing campus online lending, are expected to continue to evolve. For a detailed discussion of relevant laws, regulations, rules and notices, see "Regulation—Regulations Relating to Campus Online Lending."

        To ensure full compliance with evolving laws and regulations of the online consumer finance industry, we have modified certain aspects of our business operations and may need to do so again in the future. For example, in March 2017, we received two letters from Shenzhen Finance Development Service Office, or the SFO, relating to regulatory compliance of our Juzi Licai and Fenqile businesses. The letters we received identified various regulatory requirements applicable to Juzi Licai and Fenqile. These requirements include, among other things, (i) limits on the use of loans, (ii) termination of agency relationships with sales agents who are students, (iii) limits on penalties we can charge delinquent customers, (iv) prohibition on splitting of any loan, (v) settlement of investors' funds and customers' loans through third-party custody accounts, and (vi) prohibition on promotion activities claiming full guarantee on the principal and return of investment programs. The letters identified certain non-compliance issues in our businesses relating to the foregoing regulatory requirements and requested us to submit rectification plans. We submitted such plans and have been providing reports on our progress of implementation of these plans to the SFO on an ongoing basis.

        We are implementing certain measures to ensure timely and full compliance with the relevant regulatory requirements addressed in the letters and the applicable laws and regulations. With respect to the non-compliance issues mentioned above, we have implemented the following measures, which were included in the rectification plans we submitted to the SFO: (i) we require our customers to select in their loan applications one of the specified permissible uses of loan proceeds and require college student customers to use loans only for completing education, starting business or other uses that help promote work-related skills; (ii) in 2016, we terminated our contracts with college students who were sales agents promoting our products and services; (iii) the APR charged to customers for late repayments (including penalty interest charged by the funding source and service fees and collection service fees charged by us) will not exceed 36%; (iv) we have also modified our service terms and conditions on Juzi Licai to ensure that the transfer of investors' rights for outstanding loan obligation at the time of investor exits are fully authorized by such investors; (v) we have entered into an agreement with China Guangfa Bank to set up separate custody accounts for the funds of customers and investors; and (vi) we ceased promotion activities claiming full guarantee on the principal and return of investment programs. While we have implemented the above measures, it is uncertain that these measures will be sufficient to ensure our compliance with the regulatory requirements under the relevant laws and regulations as their implementation and interpretation evolve and due to the lack of detailed interpretation and implementation rules currently.

        In addition, in May 2017, the CBRC, the Ministry of Education and Ministry of Human Resources and Social Security issued the Notice on Further Strengthening the Regulation and Management Work of Campus Online Lending Business, or the CBRC Circular 26. See "Regulation—Regulations Relating to Campus Online Lending." To comply with the requirements under the CBRC Circular 26, we have immediately implemented certain rectification measures, including, among others: (i) all our current outstanding loans that were originated to college students underlying the investment provided to individual investors on Juzi Licai will be gradually repaid; and (ii) new borrowings by college students will not be matched with funds from individual investors on Juzi Licai and will instead be matched with funds from our institutional funding partners approved by the relevant banking regulatory authority, including but not limited to, banks and consumer finance companies that are licensed by the CBRC. However, we cannot assure you that the foregoing changes to our business operations will not have any material adverse impact on our financial conditions or results of operations. For example, we may be unable to secure sufficient funding from our institutional funding partners that are licensed by the CBRC to fund our current or future borrowings by our college student customers and may incur higher funding cost, or our funding partners may interpret the CBRC Circular 26 differently from us and are thus unwilling to provide funding to our college student customers. In addition, we may be unable to find alternative investment opportunities for individual investors on Juzi Licai and use their funding to fund borrowings by our customers other than our college student customers, therefore limiting our ability to grow our online investment platform. If any of the foregoing were to occur, our business, financial condition and prospects would be materially and adversely affected. Moreover, due to the lack of detailed procedures and rules and the fact that the CBRC Circular 26 only stipulates basic principles rather than detailed implementation rules, we cannot assure you that our current practice would not be deemed to violate the CBRC Circular 26 or any other existing or future laws or regulations, or that our rectification measures are sufficient to satisfy the requirements under the CBRC Circular 26. If we are deemed to violate the CBRC Circular 26, we may be required to implement additional measures to modify our business operations, and our financial conditions and results of operations may be materially and adversely impacted.

        We have been in frequent communication with the governmental authorities to clarify the relevant regulatory requirements and to ensure our full compliance with the laws and regulations. However, it is possible that new laws and regulations may be adopted, or existing laws and regulations may be interpreted in new ways, which, along with any possible changes needed to fully comply with any existing or newly released regulations, could require us to further modify our business or operations. The cost to comply with such laws or regulations would increase our operating expenses, and modifications of our business may have a material and adverse impact on our business, financial condition and results of operations.

If we are unable to effectively maintain the quality of our loan portfolio, our business, financial conditions and results of operations may be materially and adversely affected.

        Our financial condition and results of operations are affected by our ability to effectively maintain the quality of our loan portfolio. There is no assurance that the quality of our loan portfolio will remain at the current level or improve. In 2016, we originated RMB 22.2 billion (US$3.2 billion) in loans. As of December 31, 2016, our outstanding principal balance of loans was approximately RMB9.9 billion (US$1.4 billion). Our financing receivables amounted to RMB3,219 million and RMB7,537 million (US$1,086 million) as of December 31, 2015 and 2016, respectively. Our M6+ charge-off rates as of June 30, 2017 were generally below 2% for each vintage of a three-month period from January 1, 2015 through December 31, 2016. The quality of our loan portfolio may be negatively affected by a variety of factors, many of which are beyond our control. These factors include, among others, the slowdown and structural reform of the PRC economy, adverse development in general economic conditions, an increase in unemployment rates among our target customers, and natural disasters. The quality of our loan portfolio may also deteriorate if we are not able to manage credit risks. In addition, we may experience an adverse change in customer credit risk as we expand our customer base and offer new product features and higher credit lines to customers. For example, while we have set certain requirements for the use of flexible repayment options, such as requiring minimum monthly repayments and keeping the customer's credit line at the approved amount, the flexible repayment options may affect our loan delinquencies and charge-offs as the outstanding principal balance of the new loan borrowed by a customer using the flexible repayment options will be considered as current, as long as the customer meets the payment schedule of the new loan agreed to by the customer and us. We may also experience an adverse change in customer credit risk if our credit assessment and control process fails to effectively contain the credit exposures of higher-risk customers in using our existing or new credit products. Moreover, our risk management system and policies are subject to change from time to time. We cannot assure you that our risk management system and policies have been, or will be, effective in managing our credit risks and hence the asset quality of our loan portfolio.

        Furthermore, we use our proprietary Hawkeye engine to assess credit risks of our customers. While we continually improve our risk management capabilities as we accumulate customer data, the Hawkeye engine may inaccurately predict future credit losses under certain circumstances. For instance, after initial credit lines are granted, a customer's risk profile may change due to a variety of factors, such as deteriorating financial situations, and there is no assurance that such changes will be captured by the Hawkeye engine in a timely manner. The models and algorithms used by the Hawkeye engine may contain errors, flaws or other deficiencies that may lead to inaccurate credit assessment, and the data provided by customers and externa data sources may be incorrect or obsolete. If any of the foregoing were to occur in the future, our loan pricing and approval process could be negatively affected, resulting in misclassified loans or incorrect approvals or denials of credit applications.

        If we are unable to effectively maintain and manage the quality of our loan portfolio due to any reason, the delinquency rates and the charge-offs of our loan portfolio may increase. Moreover, if the quality of our loan portfolio were to deteriorate, investors may try to rescind their affected investments, institutional funding partners may decide not to continue to cooperate with us, and customers may seek to revise the terms of their loans or reduce the use of our platform for borrowing. If any of the foregoing were to occur, our business, competitive position, financial condition and results of operations may be materially and adversely affected.

We need adequate funding at reasonable cost to successfully operate our business, and access to adequate funding at a reasonable cost cannot be assured.

        The growth and success of our operations depend on the availability of adequate funding to meet customer demand for loans on our platform. We derive our funding for our platform from a variety of sources and types of investors, including individual investors on Juzi Licai, our institutional funding partners in our direct lending programs and investors of asset-backed securities. While we strive to maintain the diversity of our funding sources, we obtained the majority of our funding from Juzi Licai in each of 2015 and 2016. To the extent there is insufficient funding from investors or funding partners willing to accept the risk of default posed by potential customers or the particular type of funding could be matched to only certain group of our customers due to restrictions imposed by current or existing laws or regulations, our platform will be unable to fund loan originations. If adequate funds are not available to meet customers' demand for loans, loan originations on our platform may be significantly impacted. Also, to the extent that risk-adjusted return requirements of our funding sources change, funding sources may choose not to fund loans originated on our platform. In addition, our growth strategy involves offering our customers competitively-priced financial products and services. As the online consumer finance market is intensely competitive, we may attempt to further reduce our funding cost by modifying the investment products offered to our investors and the terms and conditions of cooperation agreements with our funding partners. To the extent that our funding sources find the risk-adjusted returns with us less attractive, we may not be able to obtain the requisite level of funding. If our platform is unable to provide potential customers with loans or fund the loans on a timely basis due to insufficient funding or less favorable pricing compared to that of our competitors, it would harm our business, financial condition and results of operations.

Our expansion into offering our customers higher credit lines, new loan products and financial services, and new product categories on our e-commerce channel, and our expansion into serving increased numbers of educated young adult customers, may expose us to new challenges and more risks.

        We have a limited operating history and have been rapidly expanding our products and services and our customer base since our inception. For example, we started to offer personal installment loans to our customers in addition to installment purchase loans in 2014. In 2015, we began to offer flexible repayment options, which allow customers who meet our criteria to reschedule or postpone their current monthly payment. We have also expanded our product offerings on our e-commerce channel to include a wider range of products, including more apparel, cosmetics and home appliances. To serve our expanded customer base and our customers' evolving credit needs, we continuously offer new credit products and offer our customers higher credit lines as they obtain higher incomes with greater ability to repay. Expansion into diverse new products and service categories involves new risks and challenges. Our lack of familiarity with these new product and service offerings and lack of relevant customer data may make it more difficult for us to anticipate customer demand and preferences and manage credit risk. We may misjudge customer demand, resulting in inventory buildup and possible inventory write-down. We cannot assure you that we will be able to recoup our investments in introducing these new product and service categories. In addition, as our customer base shifts to consist of more educated young professionals, it may also make it more difficult for us to accurately assess the credit risks of these new customers due to our lack of credit data and experience. Higher credit limit products may also carry more risks, and we may not be able to adequately address the default risk of our loans originated under these higher credit limit products due to lack of historical data. Serving a changing customer base may also expose us to new challenges and more risks. If we fail to execute our growth strategies, or if we fail to address the challenges and risks we encounter when executing our growth strategies, our business and results of operations could be materially and adversely affected.

If our existing and new loan products or financial services do not maintain or achieve sufficient market acceptance, our financial results and competitive position will be harmed.

        We have devoted significant resources to, and will continue to put an emphasis on, upgrading and marketing our existing loan products and enhancing their market awareness. We also incur expenses and expend resources upfront to develop and market new loan products and financial services that incorporate additional features, improve functionality or otherwise make our platform more attractive to customers. New loan products and financial services must achieve high levels of market acceptance in order for us to recoup our investments in developing and marketing them.

        Our existing and new loan products and financial services could fail to attain sufficient market acceptance for many reasons, including:

  •
  customers may not find the terms of our loan products, such as the costs and credit limits, competitive or appealing;

  •
  we may fail to predict market demand accurately and provide loan products and financial services that meet this demand in a timely fashion;

  •
  customers, investors and institutional funding partners using our platforms may not like, find useful or agree with, the changes we make;

  •
  there may be defects, errors or failures on our platforms;

  •
  there may be negative publicity about our loan products or financial services, or our platform's performance or effectiveness;

  •
  regulatory authorities may take the view that the new products, financial services or platform changes do not comply with PRC laws, regulations or rules applicable to us; and

  •
  there may be competing products or services introduced or anticipated to be introduced by our competitors.

        If our existing and new loan products and services and investment products do not maintain or achieve adequate acceptance in the market, our competitive position, results of operations and financial condition could be materially and adversely affected.

If we fail to promote and maintain our brand in an effective and cost-efficient way, our business and results of operations may be harmed.

        We believe that developing and maintaining awareness of our brand effectively is critical to attracting and retaining customers. This in turn depends largely on the effectiveness of our customer acquisition strategy, our marketing efforts, our cooperation with institutional funding partners and the success of the channels we use to promote our platform. If any of our current customer acquisition strategies or marketing channels becomes less effective, more costly or no longer feasible, we may not be able to attract new customers in a cost-effective manner or convert potential customers into active customers.

        Our efforts to build our brand have caused us to incur expenses, and it is likely that our future marketing efforts will require us to incur additional expenses. These efforts may not result in increased operating revenue in the immediate future or any increases at all and, even if they do, any increases in operating revenue may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring additional expenses, our results of operations and financial condition would be adversely affected, and our ability to grow our business may be impaired.

Any negative publicity or customer complaints with respect to us, the consumer finance industry in general and our third-party service providers may materially and adversely affect our business and results of operations.

        The reputation of our brands is critical to our business and competitiveness. Any malicious or negative publicity or any publicized incidents in connection with the use of our products or services, whether or not we are negligent or at fault, including but not limited to those relating to our management, business, compliance with the law, financial conditions or prospects, whether with or without merit, could severely compromise our reputation and harm our business and operating results.

        As China's consumer finance industry is new and the regulatory framework for this industry is also evolving, negative publicity about this industry and the market segment in which we operate may arise from time to time. Negative publicity about China's consumer finance industry in general may also have a negative impact on our reputation, regardless of whether or not we have engaged in any inappropriate activities. The PRC government has recently instituted specific rules, including the Guidelines, Interim Measures and the CBRC Circular 26, to develop a more transparent regulatory environment for the online consumer finance industry. See "Regulation—Regulations Relating to Online Consumer Finance Services." Any players in China's online consumer finance industry who are not in compliance with these regulations may adversely impact the reputation of the industry as a whole. Furthermore, any negative development or perception of the consumer finance industry as a whole, including campus lending, even if factually incorrect or based on isolated incidents or as result of conduct by other market players, could compromise our image, undermine our trust and credibility, and negatively impact our ability to attract new customers, investors and institutional funding partners. Negative developments in the consumer finance industry, such as widespread customer defaults, fraudulent behavior, the closure of other online consumer finance platforms, or incidents indirectly resulting from the accumulation of large amounts of debt and inability to repay by any particular customer, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by market players in the consumer finance industry. For instance, since 2015, there has been a number of reports of business failures of, or accusations of fraud and unfair dealing against, certain companies in the consumer finance industry in China. If customers, investors or institutional funding partners associate our company with these companies, they may be less willing to engage in borrowing or funding activities on our platform. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

We have limited experience operating our current quality assurance program, which was established in July 2017. If we under- or over-fund our quality assurance funds, or if we fail to accurately forecast the expected payouts or otherwise implement the quality assurance program successfully, our financial results and competitive position may be harmed.

        We have limited experience operating our new quality assurance program, which was established in July 2017 for Juzi Licai. We set aside a portion of each repayment equal to certain percentage of the outstanding principal balance of the loan and transfer such amount to a custody account managed by China Guangfa Bank, which we refer to as our quality assurance funds. Our quality assurance funds provide make-up payments to an investor when a customer fails to satisfy his interest or principal repayment obligations. Under our agreements with investors relating to the quality assurance program, the amount of make-up payments we are required to make to an investor is limited to the currently available balance of the quality assurance funds.

        We have a limited operating history, and as a result, we have limited information regarding the default rates on loans funded by individual investors on Juzi Licai. In addition, we have recently modified our loan matching mechanism due to changes in relevant laws and regulations. As a result of continued introduction of new products and changes in the composition of the underlying loan assets, we have limited information on historical delinquency rates and charge-off rates, and we may not be able to accurately forecast delinquencies and charge-offs for our target customer cohort. Given these challenges, it is possible that we will under- or over-fund our quality assurance funds. If we under-fund our quality assurance funds, and we do not or are unable to replenish the quality assurance funds to a sufficient level in time, individual investors may not be fully protected from losses, which may result in negative publicity and reduce the attractiveness of our online investment platform. Conversely, if we over-fund our quality assurance funds, this will reduce the amount of our working capital, as we cannot use the funds set aside in the quality assurance funds for our operations. In the event any investor is not fully compensated by our quality assurance funds for delinquent payments, a dispute may arise between the investor and us as a result of the investor's uncompensated loss, which may adversely affect our reputation, the perception of us by the investors and regulatory authorities, or our business. Should any of the foregoing occur, our competitive position as well as our results of operations could be materially and adversely affected.

If we fail to maintain sufficient liquidity to originate loans to our customers, our reputation, results of operations and financial condition may be materially and adversely affected.

        We currently offer our individual investors on Juzi Licai a variety of investment programs. Upon maturity of an investment program with fixed maturities or a withdrawal request made by an individual investor in step-up returns investment programs that allow weekly or monthly withdrawals on specified dates during each weekly or monthly period, the loans underlying such investment program held by the individual investor may be transferred to another investment program as part of the underlying loan portfolios. In the event that investors request to withdraw a substantial amount of their investments at the same time or within a short time period, it may cause a run on our investment programs. Although we have developed sophisticated algorithms and systems to match the investment and redemption requests among the investors to provide liquidity, we cannot guarantee that we will be able to maintain the liquidity at a sufficient level that every withdrawal request from our investors who subscribe to our investment programs can be met on a timely basis, or at all.

        Our institutional funding partners typically agree to provide funding to our customers who meet their predetermined criteria, subject to their approval process. These agreements have fixed terms ranging from one to two years. Some of these agreements have automatic renewal options upon expiration. In addition, while our customers' loan requests are usually approved if they fall within the parameters set and agreed upon by us and our institutional funding partners, they may implement additional requirements in their approval process outside of our monitor and control. Thus, there is no assurance that our institutional funding partners could provide reliable, sustainable and adequate funding to support the required liquidity, either because they could decline to fund customer loans originated on our platform or decline to renew or renegotiate their participation in our direct lending programs.

        The smooth operations of our business require sufficient liquidity on a consistent basis. We are in the process of establishing a liquidity risk management system. However, if any of the risks described above were to occur, our reputation, results of operations, financial condition and business prospect may be materially and adversely affected.

We may not be able to sustain our historical growth rates.

        We have experienced rapid growth since we commenced our online consumer finance business. Our operating revenue increased from RMB2,525 million in 2015 to RMB4,339 million (US$625 million) in 2016. We originated RMB22.2 billion (US$3.2 billion) in loans in 2016, representing a 263% increase from 2015. However, there is no assurance that we will be able to maintain our historical growth rates in future periods. Our revenue growth may slow, or our operating revenue may decline for a number of possible reasons, including decreasing consumer spending, changes in regulations and government policies, increasing competition, slowing the growth of China's online consumer finance industry, emergence of alternative business models, and general economic conditions. If our growth rate declines, investors' perceptions of our business and business prospects may be adversely affected and the market price of our ADSs could decline.

We have incurred net losses in the past and may incur net losses in the future.

        We have incurred net losses in the past. We anticipate that our operating expenses will increase in the foreseeable future as we seek to continue to grow our business, attract potential customers, investors and partners, and further enhance and develop product and service offerings. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our operating revenue sufficiently to offset these higher expenses. We strategically focus on serving educated young adults and seek to capture their long-term growth potential. To the extent we are unable to execute this strategy or if we are unable to generate increased revenue on repeat customers, we may not generate net income. In addition, we historically had relatively low charge-off rates. Our M6+ charge-off rates as of June 30, 2017 for each vintage of a three-month period from January 1, 2015 through December 31, 2016 were generally under 2%. If our charge-off rates were to increase in the future, we may incur more losses. If any of the foregoing occurs, we may continue to incur net losses and may be unable to achieve or maintain profitability on a quarterly or annual basis for the foreseeable future.

Our business is dependent on our ability to maintain relationships with our business partners and other third parties, and at the same time, we are subject to risks associated with our business partners and other third parties.

        We currently rely on a number of business partners and other third parties in various aspects of our business. For example, we source products from third-party suppliers for our online direct sales. In particular, we have formed a strategic partnership with JD.com, from which we source a significant portion of products that we offer on our e-commerce channel. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the current agreement expires. In addition, if we fail to attract new suppliers to sell their products to us due to any reason, our business and growth prospects may be materially and adversely affected. In addition, we have third-party sellers on our online marketplace on the e-commerce channel. We do not have as much control over the quality, storage and delivery of products sold on our online marketplace as we do over the products that we sell directly ourselves. If any third-party seller does not control the quality of the products that it sells on our website, or if it does not deliver the products or delivers them late or delivers products that are materially different from its description of them, or if it sells certain products without licenses or permits as required by the relevant laws and regulations, we could face claims that we should be held liable for any losses or face product liability claims. We may also incur liability or become subject to administrative penalties for counterfeit or unauthorized products sold on our website, or for products sold on our website or content posted on our website that infringe on intellectual property rights, or for other misconduct.

        In addition, we cooperate with a number of business partners and other third parties to fulfill and deliver our products to our customers. For example, we use the warehousing and delivery infrastructure of JD.com and SF Express for fulfilling customer orders on our e-commerce channel. Our ability to process and fulfill orders accurately and provide high-quality customer service depends on the fulfillment infrastructure of our business partners and other third parties. Any interruptions to or failures in their delivery and fulfillment services could prevent the timely or proper delivery of our products to customers. Our business, financial condition and results of operations may be adversely affected by any disruptions to their delivery and fulfillment services.

        Furthermore, since we rely on certain third-party service providers, such as third-party payment platforms and custody and settlement service providers, in conducting our business, if these third-party service providers fail to function properly, we cannot assure you that we would be able to find an alternative in a timely and cost-efficient manner, or at all.

        Pursuing, establishing and maintaining relationships with business partners and other third parties, as well as integrating their data and services with our system, require significant time and resources. Our current agreements with partners and other third parties generally do not prohibit them from working with our competitors or from offering competing services. Our competitors may be more effective in providing incentives to our partners to favor our competitors' products or services. Certain types of partners may devote more resources to support their own businesses which compete with us. For example, JD Finance conducts consumer finance business and is supported with the significant resources available from JD.com.

        The smooth operation of our business also depends on the compliance by our business partners and other third parties with applicable laws and regulations. Any negative publicity about business partners and other third parties, such as negative publicity about their loan collection practices and any failure by them to adequately protect the information of our customers and investors, to comply with applicable laws and regulations or to otherwise meet required quality and service standards, could harm our reputation. If any of the foregoing were to occur, our business and results of operations could be materially and adversely affected. Our reputation is associated with these business partners and other third parties, and if any of the foregoing were to occur, our reputation may suffer.

Fraudulent activities on our platforms or that target our customers could negatively impact our operating results, brand and reputation.

        We are subject to risks associated with fraudulent activities on our platforms as well as risks associated with handling customer and investor information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. In addition, our educated young adult customers may be more susceptible to fraud due to their limited financial knowledge and experience in using financial services. They may not be well equipped to detect sophisticated fraudulent schemes that directly target them. For instance, our customers may be encouraged by third parties or organized criminal groups to incur personal installment loans on our platform and transfer the proceeds to them, who have no intention to repay, ultimately resulting in default. We provide our customers with education on financial planning and management, including on the concept of credit, credit and personal information protection, fraud and identity theft prevention. However, we cannot assure you that these efforts will be effective in preventing fraud. While we have not historically experienced any significant incident of fraud that caused material losses to us, significant increases in fraudulent activities on our platform could negatively impact our brand and reputation, result in losses to us and our funding sources, reduce loan originations on our platform and lead us to take additional steps to reduce the risk of fraud, which could increase our costs and expenses. High-profile fraudulent activity could even lead to regulatory intervention, and may divert our management's attention and cause us to incur additional expenses and costs. If any of the foregoing were to occur, our business, results of operations and financial condition could be materially and adversely affected.

Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.

        Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of the online retail and the online finance industries. The PRC government extensively regulates the internet industry. See "Regulation." As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

        In addition, the e-commerce industry is highly regulated by the PRC government. We are required to obtain various licenses and permits from different regulatory authorities in order to distribute certain categories of products on our website. We have made efforts to obtain all the applicable licenses and permits, but due to the large number and variety of products sold on our websites, we may not always be able to do so, and we may be penalized by governmental authorities for selling products without proper licenses. As we increase our product selection, we may also become subject to new or existing laws and regulations that did not affect us before. We only have contractual control over our websites or mobile applications. Furthermore, we do not directly own the websites or mobile internet applications due to the restriction of foreign investment in businesses providing value-added telecommunication services in China. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us. Our online consumer finance platform, Fenqile, has obtained certain value-added telecommunications service license for its operations from the Guangdong Administration of Telecommunications in April 2017, which will remain valid until May 2019. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government determines that we are operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue the relevant parts of our business or to impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

Our current level of fee rates may decline in the future. Any material reduction in our fee rates could reduce our profitability.

        We primarily generate financial services income by charging fees to customers for services we provide on loans originated on our platform. These fee rates may also be affected by a change over time in the mix of the types of products we provide to our customers and investors, the macroeconomic factors, as well as the competition in the online consumer finance industry. Any material reduction in our fee rates could have a material adverse effect on our business, results of operations and financial condition.

Fluctuations in interest rates could negatively affect our business.

        The profitability of our business depends on the interest rates at which our customers are willing to borrow, and the interest rates at which our funding partners are willing to lend. If we fail to respond to the fluctuations in interest rates in a timely manner and reprice our loan products, our loan products may become less attractive to our customers. For example, in a falling interest rate environment, potential customers may seek lower priced loans from other channels if we do not lower the interest rates on our loan products. Similarly, if we fail to respond to fluctuations in interest rates in a timely manner and reprice our investment products, our investment products may lose competitiveness. For example, in a rising interest rate environment, potential investors may seek higher return investments from other channels if we do not increase the return on our investment products. Moreover, if we are unable to reprice our loan products and investment products correspondingly, the spreads between the interest rates on our loan products and the interest rates on our investment products may be reduced, and our profitability may be adversely affected.

We rely on the sale of computers, smartphones and other consumer electronics for a significant portion of our loans originated to finance customer purchases on our e-commerce channel.

        Historically, online sales of electronic products, including computers and smartphones, have accounted for a majority of purchases on our e-commerce channel, and thus a significant portion of online direct sales and services income. Electronic products sold on our e-commerce channel accounted for approximately 93% and 77% of our total loans originated to finance customer purchases on our e-commerce channel in 2015 and 2016, respectively. We expect that sales of these products will continue to translate into a significant portion of our total operating revenue and loans originated to finance customer purchases on our e-commerce channel in the near future. We have increased our offerings on our e-commerce channel to include other product categories, and we have continuously added new products within each product category. However, due to the demographic characteristics of our target customer cohort and their demand, our sales of these new products and services may not increase to a level that would substantially reduce our dependence on the sales of electronic products. We face intense competition from online sellers of electronic products and from established companies with physical stores that are moving into online retail, such as Taobao.com, Tmall.com, JD.com and Suning. Any event that results in a reduction in our sales of electronic products could materially and adversely affect our ability to maintain or increase the level of our operating revenue and loan originations and to maintain or improve our business prospects.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

        Our scale and business model require us to manage our inventory effectively. We depend on our demand forecasts for various kinds of products to make purchase decisions and to manage our inventory. Demand for products, however, can change significantly between the time inventory is ordered and the date by which we hope to sell it. Demand may be affected by seasonality, new product launches, changes in product cycles and pricing, product defects, changes in consumer spending patterns, changes in consumer tastes and other factors, and our customers may not order products in the quantities that we expect. In addition, when we begin selling a new product, it may be difficult to establish supplier relationships, determine appropriate product selection, and accurately forecast demand. The acquisition of certain types of inventory may require significant lead time and prepayment and they may not be returnable.

        Furthermore, as we plan to continue expanding our product offerings, we expect to include more products in our inventory, which will make it more challenging for us to manage our inventory and logistics effectively. If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory value, and significant inventory write-downs or write-offs. In addition, we may be required to lower sale prices in order to reduce inventory level, which may lead to lower gross margins. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other purposes. Any of the above may materially and adversely affect our results of operations and financial condition. On the other hand, if we underestimate demand for our products, or if our suppliers fail to supply quality products in a timely manner, we may experience inventory shortages, which might result in missed sales, diminished brand loyalty and lost revenues, any of which could harm our business and reputation.

Limited liquidity exists for investments made on Juzi Licai, which may make these investments less attractive to investors.

        There currently exists no trading market for the loans invested by individual investors on Juzi Licai. Individual investors are not permitted to directly transfer their investments to other individual investors prior to maturity. For fixed maturities investment programs, investors are only allowed to withdraw their funds upon maturity. For step-up returns investment programs, individual investors are allowed to withdraw their funds on the condition that withdrawals be made on specified dates during each weekly or monthly period. In the event that investors request to withdraw a substantial amount of their investments at the same time or within a short time period, it may cause a run on our investment programs and we may be unable to meet the investors' withdrawal demands on a timely basis, or at all. To the extent that individual investors are not able to transfer loans at all or withdraw their funds when needs for liquidity arise, individual investors may be discouraged from investing on Juzi Licai in the future, which may have a material and adverse effect on our business and competitive position.

Misconduct, errors and failure to perform by our employees could harm our business and reputation.

        We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees. Our business depends on our employees to interact with customers and investors, process large numbers of transactions and support the loan collection process, all of which involve the use and disclosure of personal information. We could be materially and adversely affected if transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients, or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with customers and investors is governed by various PRC laws. It is not always possible to identify and deter misconduct or errors by employees, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees take, convert or misuse funds, documents or data or fail to follow protocol when interacting with customers and investors, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or have failed to follow protocol, and therefore be subject to civil or criminal liability.

If our ability to collect delinquent loans is impaired, or if the collection efforts of our in-house team or third-party service providers are impaired, our business and results of operations might be materially and adversely affected.

        Our in-house collection team handles the collection of delinquent loans. We also engage certain third-party collection service providers from time to time. If either our or our third-party service providers' collection methods, such as phone calls, text messages, in-person visits and legal letters, are not effective and we fail to respond quickly and improve our collection methods, our delinquent loan collection rate may decrease. While we have implemented and enforced policies and procedures relating to collection activities by us and third-party service providers, if those collection methods were to be viewed by the customers or regulatory authorities as harassments, threats or other illegal conducts, we may be subject to lawsuits initiated by the customers or prohibited by the regulatory authorities from using certain collection methods. If this were to happen and we fail to adopt alternative collection methods in a timely manner or the alternative collection methods are proven to be ineffective, we might not be able to maintain our delinquent loan collection rate and the funding sources' confidence in our platform may be negatively impacted. If any of the foregoing takes place and impairs our ability to collect delinquent loans, the loan originations on our platform will decrease, and our business and the results of operations could be materially and adversely affected.

Uncertainties relating to the growth and profitability of the online retail industry in China in general, and the e-commerce industry in particular, could adversely affect our operating revenue and business prospects.

        Online direct sales on our e-commerce channel account for a significant portion of our total operating revenue and loan originations. Our future results of operations will depend on numerous factors affecting the development of the e-commerce industry in China, which may be beyond our control. These factors include:

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  the growth of internet, broadband, personal computer and mobile penetration and usage in China, and the rate of any such growth;

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  the level of trust and confidence of Chinese consumers in online shopping, as well as changes in customer demographics and consumer tastes and preferences;

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  the selection, price and popularity of products that we and our competitors offer online;

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  whether alternative retail channels or business models that better address the needs of consumers emerge in China; and

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  the development of fulfillment, payment and other ancillary services associated with online purchases.

        A decline in the popularity of online shopping in general, or any failure by us to adapt our website and improve the online shopping experience of our customers in response to trends and consumer requirements, may adversely affect our operating revenue and business prospects.

        Furthermore, the e-commerce industry is subject to macroeconomic changes, and retail purchases tend to decline during recessionary periods. Many factors outside of our control, including inflation and deflation, currency exchange rate fluctuation, volatility of stock and property markets, interest rates, tax rates, other government policies, and unemployment rates, can adversely affect consumer confidence and spending, which could in turn materially and adversely affect our growth and profitability. Unfavorable developments in domestic and international politics, including military conflicts, political turmoil and social instability, may also adversely affect consumer confidence and reduce spending, which could in turn materially and adversely affect our growth and profitability.

Our delivery, return and exchange policies may materially and adversely affect our results of operations.

        We have adopted customer-friendly return and exchange policies. We may also be required by law to adopt new or amend existing return and exchange policies from time to time. For example, pursuant to the PRC Consumer Rights and Interests Protection Law and the Measures on the Administration of Online Transactions promulgated by the SAIC in January 2014, which became effective in March 2014, or the Online Transaction Measures, consumers are entitled to return goods purchased online within seven days upon receipt of such goods for no reason, subject to certain exceptions. See "Regulation—Regulations Relating to Product Quality and Consumer Rights Protection." These policies improve customers' shopping experience and promote customer loyalty, which in turn help us acquire and retain customers. However, these policies also subject us to additional costs and expenses which we may not be able to recoup with increased revenue. Our ability to handle a large volume of returns is unproven. If our return and exchange policy is misused by a significant number of customers, our costs may increase significantly and our results of operations may be materially and adversely affected. If we revise these policies to reduce our costs and expenses, our customers may be dissatisfied, which may result in a loss of existing customers or failure to acquire new customers at a desirable pace, and may materially and adversely affect our results of operations as a result.

If we fail to compete effectively, our results of operations and market share could be harmed.

        The online consumer finance industry in China is highly competitive and evolving. As a leading online consumer finance platform in China, we face competition from other online platforms, major internet players, traditional financial institutions as well as other installment loan service providers. Our competitors include, among others, Ant Financial Services Group, JD Finance and WeBank. We also compete with traditional financial institutions, including credit card issuers, consumer finance business units in commercial banks and other consumer finance companies.

        Our competitors operate with different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do, and may be able to devote greater resources to the development, promotion, sale and support of their platforms. Our competitors may also have longer operating histories, more extensive customer or investor bases, larger amounts of data, greater brand recognition and loyalty, and broader partner relationships than we do. Additionally, a current or potential competitor may acquire one or more of our existing competitors or form a strategic alliance with one or more of our competitors. Any of the foregoing could adversely affect our business, results of operations, financial condition and future growth.

        In addition, our competitors may be better at developing new products, responding to new technologies, charging lower fees on loans and undertaking more extensive marketing campaigns. When new competitors seek to enter our target market, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or terms prevalent in that market, which could adversely affect our market share or ability to exploit new market opportunities. Also, since the online consumer finance industry in China is relatively new and fast evolving, potential investors and customers may not fully understand how our platform works. Our pricing and terms could deteriorate if we fail to act to meet these competitive challenges. Furthermore, to the extent that our competitors are able to offer more attractive terms to our business partners, such business partners may choose to terminate their relationships with us. If we are unable to compete with our competitors, or if we are forced to charge lower fees due to competitive pressures, we could experience reduced revenues or our platforms could fail to achieve market acceptance, any of which could materially and adversely affect our business and results of operations.

If the total addressable market for our target customer cohort is smaller than what we believe it is, our results of operations may be adversely affected and our business may suffer.

        It is very difficult to estimate the total addressable market for our target customer cohort due to factors such as market demand, PRC regulations of the credit industry, competition, general economic conditions and the relatively short history of the online consumer finance industry in China. We believe that our total addressable market of customers consists of educated young adults. However, if there is less demand than we anticipate for loan products offered on our platform, it may materially and adversely impact our business, financial condition and results of operations.

Our quarterly results may fluctuate significantly due to the seasonality of our business and may not fully reflect the underlying performance of our business.

        We experience some seasonality in our business, reflecting a combination of seasonal demand for consumer loans and seasonality patterns associated with the online retail industry. For example, we generally experience less user traffic and purchase orders during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Furthermore,

e-commerce companies in China hold special promotional campaigns on November 11 each year, which improve our results for that quarter. The demand for our products and services is higher in March, April, September, October and November, which generally corresponds to the start of school and our promotional activities around November 11. While our rapid growth has somewhat masked this seasonality, our quarterly operating results could be affected by such seasonality in the future.

        Therefore, our quarterly results of operations, including our operating revenue, expenses, net loss or income and other key metrics, may vary significantly in the future, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results for any single quarter are not necessarily an indication of future performance.

We may not be able to obtain additional operating capital on favorable terms or at all.

        While we incurred net losses in the past, we anticipate that the net proceeds we receive from this offering, together with our current cash, cash provided by operating activities and funds available through our bank loans and credit facilities, will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. Based on such estimation, our consolidated financial statements have been prepared on a going concern basis. However, we need to make continued investments in facilities, hardware, software, technological systems and to retain talents to remain competitive. Due to the unpredictable nature of the capital markets and our industry, we cannot assure you that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited, which would adversely affect our business, financial condition and results of operations. In such event, there may also be significant doubt as to our ability to continue as a going concern. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

We have obligations to verify information relating to customers and to detect fraud. If we fail to perform such obligations to meet the requirements of relevant laws and regulations, we may be subject to liabilities.

        Our business of connecting individual investors and customers on Juzi Licai constitutes an intermediary service, and Qianhai Juzi's contracts with individual investors and/or customers on Juzi Licai are intermediation contracts under the PRC Contract Law. Under the PRC Contract Law, an intermediary that intentionally conceals any material information or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client's interests, may not claim any service fee for its intermediary services and is liable for any damage incurred by the client. In addition, the Interim Measures have imposed on us additional obligations to verify the truthfulness of the information provided by or in relation to customers, and to actively detect fraud. Therefore, if we intentionally conceal any material information or provide false information to funding sources, or fail to verify the truthfulness of the information provided by or in relation to our customers or to actively detect fraud, we could be subject to liabilities as an intermediary under the PRC Contract Law and liabilities under the Interim Measures, and our results of operations and financial condition could be materially and adversely affected.

Changes in PRC regulations relating to interest rates and fees for online consumer finance platforms and micro-credit lending, including campus online lending, could have a material adverse effect on our business.

        The interest rate permitted to be charged on loans originated on our platform is subject to limitations set forth in the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People's Court in August 2015 and effective in September 2015, or the Private Lending Judicial Interpretations, which provide that (i) when the interest rate agreed between the borrower and investor does not exceed an annual interest rate of 24%, the People's Court will uphold the interest rate charged by the investor, and (ii) when the interest rate agreed between the borrower and investor exceeds an annual interest rate of 36%, the portion in excess of 36% is void and the People's Court will uphold the borrower's claim for return of the excess portion to the borrower. For loans with interest rates per annum between 24% and 36%, if the interest on the loans has already been paid to the funding sources, and so long as such payment has not damaged the interest of the state, the community or any third parties, the courts will likely not enforce the customer's demand for the return of such interest payment.

        Our subsidiary, Ji'an Fenqile Network Microcredit Co., Ltd., is subject to regulations applicable to micro-credit companies incorporated in Ji'an municipality, Jiangxi Province, which are set forth by the Ji'an Municipality Government and Jiangxi Financial Service Office. These regulations provide that the interest rate of the loans issued by micro-credit companies must not be in contravention of relevant provisions of PRC laws or regulations. The loans originated on our platform and by Ji'an Fenqile Network Microcredit Co., Ltd. will be subject to the aforementioned interest rate restrictions, which could affect our ability to originate loans to certain customers and may have a material adverse effect on our business.

        In addition, the Notice on Further Strengthening the Rectification of Campus Online Lending issued by six PRC regulatory agencies in October 2016 prohibits, among other things, providing usurious loans by charging various fees such as procedure fee, overdue fine, service fee and recovery fee.

        Certain Opinions Regarding Further Strengthening the Financial Judgment Work issued by the Supreme People's Court in August 2017, or the Opinions for Financial Judgment Work, provide more detailed rules on the legal limits of interest and fees charged in connection with a loan and specify that the intermediary service fees charged by an online lending intermediary to circumvent the legal limit of interest of private lending shall be invalid. See "Regulations—Regulations Relating to Online Consumer Finance Services—Regulations Relating to Loans between Individuals."

        Currently, none of our loans has annual interest rate exceeding 36%. We believe our current service fees and various other fees charged to our customers are reasonable and in compliance with relevant requirements under the Notice on Further Strengthening the Rectification of Campus Online Lending, the CBRC Circular 26 and the Opinions for Financial Judgment Work. However, if our current fee level is deemed to be excessive or constitutes usurious loans under any existing or future relevant PRC laws, regulations and rules, we may face, among others, regulatory warning, correction order, condemnation, fines and criminal liability and may be required to reduce the fees and annual interest rate we charge to our customers. If such situations were to occur, our business, financial condition, results of operations and prospects would be materially and adversely affected.

The origination of loans on our platform could give rise to liabilities under PRC laws and regulations that prohibit illegal fundraising and unauthorized public offerings.

        PRC laws and regulations prohibit persons and companies from raising funds by advertising to the public a promise to repay premium or interest payments over time through payments in cash or in kind except with the prior approval of the applicable government authorities. Failure to comply with these laws and regulations may result in penalties imposed by the PBOC, the State Administration for Industry and Commerce, or the SAIC, and other governmental authorities, and can lead to civil or criminal lawsuits.

        We have taken measures to avoid conducting any activities that are prohibited under the illegal-funding related laws and regulations. We act as intermediaries for customers and individual investors. In addition, we do not directly receive any funds from individual investors in our own accounts as funds from individual investors are deposited into and settled by a third-party custody account managed by China Guangfa Bank. To date, our platform has not been subject to any fines or other penalties under any PRC laws and regulations that prohibit illegal fundraising. Nevertheless, considerable uncertainties exist with respect to the PBOC, the SAIC and other governmental authorities' interpretations of the fundraising-related laws and regulations. Therefore, we cannot guarantee you that our current services provided to investors will not be deemed to violate illegal fundraising laws and regulations in the future.

        The PRC Securities Law prohibits the issuance of securities for public offering without obtaining prior approval in accordance with the provisions of the law. The following offerings are deemed to be public offerings under the PRC Securities Law: (i) offering of securities to non-specific targets; (ii) offering of securities to more than 200 specific targets; and (iii) other offerings provided by the laws and administrative regulations. Additionally, private offerings of securities may not be carried out through advertising, open solicitation and disguised publicity campaigns. If any transaction between a customer and multiple individual investors is identified as a public offering by PRC government authorities, we may be subject to sanctions under PRC laws and our business may be adversely affected.

Credit and other information that we receive from prospective customers and third parties about a customer may be inaccurate and thus may not accurately reflect the customer's creditworthiness, which may compromise the accuracy of our credit assessment.

        For our credit assessment, we obtain from prospective customers and third parties certain information of the prospective customers, which may not be complete, accurate or reliable. Our credit assessment of a customer may not reflect that particular customer's actual creditworthiness due to outdated, incomplete or inaccurate customer information. Additionally, once we have obtained a customer's information, the customer may subsequently (i) become delinquent in the payment of an outstanding obligation; (ii) default on a pre-existing debt obligation; (iii) take on additional debt; or (iv) experience other adverse financial events, making the information we previously obtained inaccurate. We currently determine whether customers have outstanding loans through consumer finance platforms using external databases at the time they obtain a loan from us. We also compare a customer's name against our database on a regular basis. Once we detect that a customer has multiple outstanding loans with substantial aggregate balances and poses a high credit risk, we will place such customer on a high risk customer list and closely monitor the customer going forward. However, there is no assurance that we have complete and accurate information relating to all of our customers' outstanding loans. For example, a customer may borrow money through our platform in order to pay off loans on other consumer finance platforms, and vice versa. If a customer incurs additional debt before fully repaying any loan that customer takes out on our platform, the additional debt may impair the ability of that customer to make payments on his or her loan with us and our funding sources, ability to receive investment returns associated with such loan. In addition, the additional debt may adversely affect the customer's creditworthiness generally and could result in the financial distress or insolvency of the customer. To the extent that a customer has other indebtedness and cannot repay all of his or her indebtedness, the customer may choose to make payments to other platforms instead of us.

        Such inaccurate or incomplete customer information could affect the accuracy of our credit assessment and the effectiveness of our risk management, which could in turn harm our reputation, and as a result, our business and results of operations could be materially and adversely affected.

Our ability to protect the confidential information of our customers and funding sources and our ability to conduct our business may be adversely affected by cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions and we may be subject to liabilities imposed by the relevant government regulations.

        Our platform collects, stores and processes certain personal and other sensitive data from our customers and funding sources. There are numerous laws governing privacy and the storage, sharing,

use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions. The regulatory framework for privacy protection in China and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. We could be adversely affected if legislation or regulations in China are expanded to require changes in business practices or privacy policies, or if the PRC governmental authorities interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. In November 2016, the Standing Committee of the NPC released the Internet Security Law, which took effect in June 2017. The Internet Security Law requires network operators to perform certain functions related to internet security protection and the strengthening of network information management. For instance, under the Internet Security Law, network operators of key information infrastructure generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of the PRC. We are in the process of evaluating the potential impacts of the Internet Security Law on our current business practices. We plan to further strengthen our information management and privacy protection of the user data stored in our system. However, we cannot assure you that the measures we have taken or will take are adequate under the Internet Security Law. If further changes in our business practices are required under China's evolving regulatory framework for privacy protection, our business, financial condition and results of operations may be adversely affected. Further, we use certain data collected from external data sources to make credit assessment. In the event that the data collection and provision by any of our external data sources is considered in violation of the Internet Security Law, we may not be able to use relevant data for our credit assessment and our business may be materially and adversely affected.

        In addition to laws, regulations and other applicable rules regarding privacy and privacy advocacy, industry associations or other private parties may propose new and different privacy standards. Because the interpretation and application of privacy and data protection laws and privacy standards are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and privacy standards, could result in additional cost and liability to us, damage our reputation, inhibit the use of our platform and harm our business.

        The massive data that we have processed and stored makes us or third-party service providers who host our servers a target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins, or similar disruptions. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential customer and investor information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of any third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with customers and investors could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

        In addition, we rely on the massive amount of data and customer information that we have accumulated over time to conduct our business. In particular we use customer information to make credit assessment of customers through our Hawkeye engine. If these data are lost due to cyber-attacks, computer viruses, physical or electronic break-ins, or similar disruptions, our business could be adversely affected.

Any significant disruption in service on our platforms, our computer systems or third-party service providers' systems, including events beyond our control, could reduce the attractiveness of our platforms and result in a loss of customers or investors.

        In the event of a platform outage and physical data loss, our ability to perform our servicing obligations, process loan applications or make funds available on our platforms would be materially and adversely affected. The satisfactory performance, reliability and availability of our platforms and our underlying network infrastructure are critical to our operations, customer service, reputation, and ability to retain existing and attract new customers, investors and institutional funding partners. Much of our system hardware is hosted in leased facilities located in Guangzhou and Beijing. We also rely significantly on our third-party service providers for the operation of our platform. Our operations depend on our ability to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses, or attempts to harm our systems, criminal acts and similar events. If there is a lapse in service or damage to our leased facilities in Guangzhou and Beijing, we could experience interruptions and delays in our service and may incur additional expenses in arranging new facilities.

        Any interruptions or delays in our service, whether as a result of third-party or our error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with our customers, investors and institutional funding partners and our reputation. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing or posting payments on loans, damage our brand and reputation, divert our employees' attention, subject us to liability and cause customers, investors and institutional funding partners to abandon our platforms, any of which could adversely affect our business, financial condition and results of operations.

Our platforms and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

        Our platforms and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Errors or other design defects within the software on which we rely may result in a negative experience for customers and funding sources, delay introductions of new features or enhancements, result in errors or compromise our ability to protect customer or investor data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of customers or investors or liability for damages, any of which could adversely affect our business, results of operations and financial condition.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

        We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality with our employees and others, to protect our proprietary rights. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. Furthermore, our efforts in protecting our brand and intellectual property rights may not always be effective. We regularly file applications to register our trademarks in China, but these applications may be challenged by third parties and may not be successful. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

        It is often difficult to maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement, and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly, and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

        We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. Some of our trademarks applications have been challenged by third parties, and we may not be able to successfully register such trademarks. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed upon by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management's time and other resources from our business and operations to defend against these claims, regardless of their merits.

        Additionally, the application and interpretation of China's intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

We may be held liable for information or content displayed on, retrieved from or linked to our mobile applications, which may materially and adversely affect our business and operating results

        In addition to our website, we also offer consumer finance products on our mobile applications, which are regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, promulgated by the Cyberspace Administration of China, or the CAC, in June 2016 and effective in August 2016. According to the APP Provisions, the providers of mobile applications shall not create, copy, publish or distribute information and content that is prohibited by laws and regulations. We have implemented internal control procedures screening the information and content on our mobile applications to ensure their compliance with the APP Provisions. However, we cannot assure that all the information or content displayed on, retrieved from or linked to our mobile applications complies with the requirements of the APP Provisions at all times. If our mobile applications were found to be violating the APP Provisions, we may be subject to relevant penalties, including warning, service suspension or removal of our mobile applications from the relevant mobile application store, which may materially and adversely affect our business and operating results.

Any failure by us or our third-party service providers to comply with applicable anti-money laundering laws and regulations could damage our reputation.

        In cooperation with our partnering custody banks and payment companies, we have adopted various policies and procedures, such as internal controls and "know-your-customer" procedures, for anti-money laundering purposes. The Guidelines purport, among other things, to require internet finance service providers, including online lending information intermediaries, to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The Interim Measures require the online lending information intermediaries, among other things, to comply with certain anti-money laundering obligations, including verifying customer identification, reporting suspicious transactions and preserving customer information and transaction records. The Custodian Guidelines require that the anti-money laundering obligation be included in the fund custodian agreements between an online lending intermediary and custody banks, and the online lending intermediary shall fulfill and cooperate with depositary to fulfill anti-money laundering obligations. There is no assurance that our anti-money laundering policies and procedures will protect us from being exploited for money laundering purposes or that we will be deemed to be in compliance with applicable anti-money laundering implementing rules, if and when adopted, given that our anti-money laundering obligations in the Guidelines and the Interim Measures are not specified. Any new requirement under money laundering laws could increase our costs, and may expose us to potential sanctions if we fail to comply.

        In addition, we rely on our third-party service providers, in particular the custody banks and payment companies that handle the transfer of funds between borrowers and lenders, to have their own appropriate anti-money laundering policies and procedures. The custody banks and payment companies are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the People's Bank of China. If any of our third-party service providers fail to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations. Any negative perception of the industry, such as those that arise from any failure of other consumer finance marketplaces to detect or prevent money laundering activities, could compromise our image or undermine the trust and credibility we have established. If any of the foregoing were to occur, our reputation, business, financial condition and results of operations might be materially and adversely affected.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

        We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our platforms and better serve customers, investors and institutional funding partners. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2015 and 2016, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

        Prior to this offering, we have been a private company with limited accounting personnel and other resources with which we address our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2015 and 2016, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

        The material weakness that has been identified relates to our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting controls and procedures, to address complex U.S. GAAP technical accounting issues, and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

        This material weakness resulted in a significant number of adjustments and amendments to consolidated financial statements and related disclosures under U.S. GAAP. The material weakness, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

        Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

        Following the identification of the material weakness and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these control deficiencies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting." However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

        Our business operations depend on the continued services of our senior management, particularly the executive officers named in this prospectus. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. There is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

        We believe our success depends on the efforts and talent of our employees, including risk management, software engineering, financial and marketing personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical, risk management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

        In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training new employees, and the quality of our services and our ability to serve customers and investors could diminish, resulting in a material adverse effect to our business.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

        The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, on-the-job injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

Certain data and information in this prospectus were obtained from third-party sources and were not independently verified by us.

        This prospectus contains certain data and information that we obtained from various government and private entity publications including industry information from Oliver Wyman. Statistical data in these publications also include projections based on a number of assumptions. The Chinese credit industry, and online consumer finance industry in particular, may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material adverse effect on our business and the market price of our ADSs. In addition, the new and rapidly changing nature of the credit and online consumer finance industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

        We have not independently verified the data and information contained in such third-party publications and reports. Data and information contained in such third-party publications and reports may be collected using third-party methodologies. In addition, these industry publications and reports generally indicate that the information contained therein was believed to be reliable, but do not guarantee the accuracy and completeness of such information.

We may not have sufficient business insurance coverage.

        Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

        We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affecting our ability to provide products and services on our platform.

        Our business could also be adversely affected by the effects of Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or any other epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

        Our headquarters is located in Shenzhen, where most of our directors and management and a significant portion of our employees currently reside. Most of our system hardware and back-up systems are hosted in leased facilities located in Guangzhou and Beijing. Consequently, we are highly susceptible to factors adversely affecting Shenzhen, Guangzhou and Beijing. If any of the abovementioned natural disasters, health epidemics or other outbreaks were to occur in Shenzhen, Guangzhou or Beijing, our operation may experience material disruptions, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business, financial condition and results of operations.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to our variable interest entities and their subsidiaries do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

        Foreign ownership of internet-based businesses, such as distribution of online information and other value-added telecommunication services, are subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider with certain exceptions relating to e-commerce business, and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Catalog (2017 Revision), and other applicable laws and regulations.

        We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we set up a series of contractual arrangements entered into among Beijing Shijitong, our variable interest entities, and their shareholders to conduct our operations in China. For a detailed description of these contractual arrangements, see "Corporate History and Structure—Contractual Arrangements with Our Variable Interest Entities." As a result of these contractual arrangements, we exert control over our variable interest entities and their subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP. Our online consumer finance platform, Fenqile, operated by Shenzhen Fenqile, a subsidiary of Shenzhen Xinjie, our variable interest entity, has obtained certain value-added telecommunications service license for its operations from the Guangdong Administration of Telecommunications in April 2017, which will remain valid until May 2019. It is uncertain if our variable interest entities and their subsidiaries will be required to obtain a separate operating license with respect to our mobile applications in addition to the value-added telecommunications business license.

        In the opinion of our PRC counsel, Beijing Shihui Law Firm, the ownership structures of Beijing Shijitong and our variable interest entities, currently do not, and immediately after giving effect to this offering, will not, result in any violation of the applicable PRC laws or regulations currently in effect; and the contractual arrangements among Beijing Shijitong, our variable interest entities and their shareholders, are governed by PRC laws or regulations, and are currently valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect. However, Beijing Shihui Law Firm has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

        It is uncertain whether any new PRC laws, regulations or rules relating to the "variable interest entity" structure will be adopted or if adopted, what they would provide. In particular, in January 2015, the Ministry of Commerce, or the MOC, published a discussion draft of the proposed Foreign Investment Law, or the Draft Foreign Investment Law, for public review and comments. Among other things, the Draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the Draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately "controlled" by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the "variable interest entity" structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. If the ownership structure, contractual arrangements and business of our company, our PRC subsidiaries or our variable interest entities are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries, variable interest entities or their subsidiaries, revoking the business licenses and/or operating licenses of such entities, shutting down our servers or blocking our online platforms, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from this offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our variable interest entities and their subsidiaries, and/or our failure to receive economic benefits from our variable interest entities and their subsidiaries, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our variable interest entities and their shareholders, for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control.

        We have relied and expect to continue to rely on contractual arrangements with our variable interest entities and their shareholders to operate our Fenqile and Juzi Licai through Shenzhen Fenqile and Qianhai Juzi, respectively. For a description of these contractual arrangements, see "Corporate History and Structure—Contractual Arrangements with Our Variable Interest Entities." These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entities and their subsidiaries. For example, our variable interest entities or their shareholders may fail to fulfill their contractual obligations with us, by, among other things, failing to maintain our website and use the domain names and trademarks in a manner as stipulated in the contractual arrangements, or taking other actions that are detrimental to our interests.

        If we had direct ownership of our variable interest entities, we would be able to exercise our rights as shareholders to effect changes in their board of directors, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our variable interest entities and their shareholders of their obligations under the contractual arrangements to exercise control over our variable interest entities and their subsidiaries. The shareholders of our variable interest entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with our variable interest entities and their shareholders. Although we have the right to replace any shareholder of such entities under the contractual arrangements, if any of these shareholder is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings, the outcome of which will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with our variable interest entities and their shareholders may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our variable interest entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

        We have entered into a series of contractual arrangements with our variable interest entities and their shareholders. For a description of these contractual arrangements, see "Corporate History and Structure—Contractual Arrangements with Our Variable Interest Entities." If our variable interest entities or their shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our variable interest entities were to refuse to transfer their equity interests in such entities to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to perform their contractual obligations.

        All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal the arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our variable interest entities and their subsidiaries, and our ability to conduct our business may be negatively affected. See "—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us."

The shareholders of our variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

        The equity interests of our variable interest entities are held by Mr. Jay Wenjie Xiao, Mr. Richard Qiangdong Liu, Mr. Wenbin Li, Mr. Kris Qian Qiao, Mr. Jianwei Wei, and Tibet Xianfeng Management Consultation Co., Ltd. (as applicable). These shareholders may have potential conflicts of interest with us. These shareholders may breach, or cause our variable interest entities to breach, the existing contractual arrangements, which would have a material adverse effect on our ability to effectively control our variable interest entities and their subsidiaries and receive economic benefits from them. For example, these shareholders may be able to cause our agreements with our variable interest entities to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

        Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreement with these shareholders to request them to transfer all of their equity interests in our variable interest entities to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our variable interest entities, may be subject to scrutiny by the PRC tax authorities and they may determine that we, or our variable interest entities and their subsidiaries, owe additional taxes, which could negatively affect our financial condition and the value of your investment.

        Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm's length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Beijing Shijitong, our wholly-owned subsidiary in China, our variable interest entities and their shareholders were not entered into on an arm's length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust income of our variable interest entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our variable interest entities for PRC tax purposes, which could in turn increase their tax liabilities without reducing Beijing Shijitong's tax expenses. In addition, if Beijing Shijitong requests the shareholders of our variable interest entities to transfer their equity interests at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject Beijing Shijitong to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our variable interest entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially adversely affected if our variable interest entities' tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by our variable interest entities that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

        Our variable interest entities hold certain assets that are material to the operation of our business, including, among others, intellectual properties, hardware and software. Shenzhen Fenqile holds our value-added telecommunication business license for our online consumer finance business. Under the contractual arrangements, our variable interest entities may not, and the shareholders of our variable interest entities and Shenzhen Fenqile may not cause them to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event these shareholders breach these contractual arrangements and voluntarily liquidate our variable interest entities, or our variable interest entities declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially adversely affect our business, financial condition and results of operations. If our variable interest entities undergo a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

Changes in China's economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

        Substantially all of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

        The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China's economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

        While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, the Chinese economy has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

A downturn in the Chinese or global economy could reduce the demand for consumer loans and investments, which could materially and adversely affect our business and financial condition.

        The global financial markets have experienced significant disruptions between 2008 and 2009 and the United States, Europe and other economies have experienced periods of recessions. The recovery from the lows of 2008 and 2009 has been uneven and is facing new challenges, including the announcement of Brexit which creates additional global economic uncertainty and the slowdown of the Chinese economic growth since 2012. It is unclear whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world's leading economies, including the United States and China. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may reduce the demand for consumer loans and investments and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.

        The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

        In particular, PRC laws and regulations concerning the online consumer finance industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the CBRC, and avoid conducting any noncompliant activities under the applicable laws and regulations, such as illegal fund-raising, forming fund collection or providing guarantee to investors, the PRC government authority may promulgate detailed implementation regulation of the Interim Measure, or other new laws and regulations regulating the online consumer finance industry in the future. We cannot assure you that our practice would not be deemed to violate any new PRC laws or regulations relating to online consumer finance. Moreover, developments in the online consumer finance industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online consumer finance platforms like us, which could materially and adversely affect our business and operations.

        From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the Draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

        In January 2015, the Ministry of Commerce, or the MOFCOM, published the Draft Foreign Investment Law for public review and comments. Among other things, the Draft Foreign Investment Law purports to introduce the principle of "actual control" in determining whether a company is considered a foreign invested enterprise, or a FIE. The Draft Foreign Investment Law specifically provides that entities established in China but "controlled" by foreign investors will be treated as FIEs. In this connection, "control" is broadly defined in the Draft Foreign Investment Law to cover any of the following summarized categories: (i) holding 50% or more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision-making bodies, or having the voting power to exert material influence on the board, the shareholders' meeting or other equivalent decision-making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity's operations, financial matters or other key aspects of its business operations. Once an entity is determined to be a FIE, and its investment amount exceeds certain thresholds or its business operation falls within the "catalog of special management measures" proposed to be separately issued by the State Council in the future, market entry clearance by the MOFCOM or its local counterparts would be required. According to the Draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately "controlled" by foreign investors, and be subject to restrictions on foreign investments. However, the Draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with the "variable interest entity" structures, whether or not these companies are controlled by Chinese parties.

        The "variable interest entity" structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See "—Risks Related to Our Corporate Structure" and "Corporate History and Structure." Under the Draft Foreign Investment Law, VIEs that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately "controlled" by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the "catalog of restrictions," the VIE structure may be deemed a domestic investment only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the VIEs will be treated as FIEs and any operation in the industry category on the "catalog of restrictions" without market entry clearance may be considered as illegal.

        In addition, the Draft Foreign Investment Law does not indicate what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties. Moreover, it is uncertain whether the online consumer finance industry will be subject to the foreign investment restrictions or prohibitions set forth in the "catalog of special management measures" applied to the Draft Foreign Investment Law. If the enacted version of the Foreign Investment Law and the final "catalog of special management measures" mandate further actions, such as the MOC market entry clearance, to be completed by companies with an existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to obtain such clearance when required, our variable interest entity structure may be regarded as invalid and illegal. As a result, we would not be able to (i) continue our business in China through our contractual arrangements with our variable interest entities and their subsidiaries, (ii) receive the economic benefits of our variable interest entities and their subsidiaries under such contractual arrangements, or (iii) consolidate the financial results of our variable interest entities and their subsidiaries. Were this to occur, our results of operations and financial condition would be materially and adversely affected and the market price of our ADSs may decline.

        The Draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the Draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from an investment information report required at each investment, and investment amendment reports, which shall be submitted upon alteration of investment specifics, it is mandatory for entities established by foreign investors to submit an annual report, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

        We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiaries to adjust its taxable income under the contractual arrangements it currently has in place with our variable interest entities and their subsidiaries, in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

        Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

        In response to the persistent capital outflow and RMB's depreciation against the U.S. dollar in the fourth quarter of 2016, the People's Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures over recent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the People's Bank of China issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or the PBOC Circular 306, in November 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises that it holds equity interests in shall not exceed 30% of such equity interests. The PBOC Circular 306 may constrain our PRC subsidiaries' ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries' dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also "—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders."

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

        Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to filing or registration with the relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, or FICMIS, and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE, or its local branches, and (b) each of our PRC subsidiaries may not procure loans which exceed the statutory limit. Any medium or long-term loan to be provided by us to our variable interest entity must be recorded and registered by the National Development and Reform Committee and SAFE or its local branches. We may not complete such recording or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such recording or registration, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

        In 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, which used to regulate the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting the usage of converted Renminbi. In March 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditures beyond their business scopes. In June 2016, SAFE promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, or SAFE Circular 16. SAFE Circular 19 and SAFE Circular 16 continue to prohibit foreign-invested enterprises from, among other things, using the Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing (except for security investment or guarantee products issued by bank), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer to and use in China the net proceeds from this offering, which may adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ADSs.

        The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China's foreign exchange policies. In July 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Between 2010 and 2013, the Renminbi appreciated gradually while between 2014 and in 2015 the Renminbi depreciated. The general trends in these two periods were characterized by periodic volatilities. In November 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, the Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market progressing towards interest rate liberalization and Renminbi internationalization and economic uncertainties in both China and the world, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

        Our revenue and costs are mostly denominated in Renminbi and our reporting currency is Renminbi. Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amount available to us.

        Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to hedge our exposure adequately or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our operating revenue effectively and affect the value of your investment.

        The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our operating revenue in RMB. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

        In light of the substantial capital outflows of China in 2016 due to the weakening of Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting processes have been put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion further restrict access to foreign currencies in the future for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees' salaries as required by PRC regulations may subject us to penalties.

        Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees' salaries based on the actual salary of each employee upon payment. We have not made adequate employee benefit payments. Neither have we fully withheld the individual income tax in accordance with the relevant PRC laws and regulations. With respect to the underpaid employee benefits, we may be required to make up the contributions for these plans as well as to pay late fees and fines; with respect to the underwithheld individual income tax, we may be required to make up sufficient withholding and pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits and underwithheld individual income tax, our financial condition and results of operations may be adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

        The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise "national defense and security" concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise "national security" concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

        SAFE promulgated the Circular on Relevant Issues Relating to PRC Resident's Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC residents or entities, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

        SAFE Circular 37 is issued to replace the Circular on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments through Overseas Special Purpose Vehicles, or SAFE Circular 75. In February 2015, SAFE released the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or Circular 13, which has amended Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

        If our shareholders who are PRC residents or entities do not complete their registration as required, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

        Mr. Jay Wenjie Xiao and Mr. Richard Qiangdong Liu, who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents, have completed the foreign exchange registrations in accordance with SAFE Circular 75 then in effect.

        However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with the requirements of SAFE Circular 37. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 37. Failure by such shareholders or beneficial owners to comply with SAFE Circular 37, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities and limit our PRC subsidiaries' ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

        Pursuant to SAFE Circular 37, PRC residents who participate in stock incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose vehicles. In the meantime, our directors, executive officers and other employees who are PRC citizens, subject to limited exceptions, and who have been granted stock options by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by SAFE in 2012, or 2012 SAFE Notices. Pursuant to the 2012 SAFE Notices, PRC citizens and non-PRC citizens who reside in China for a continuous period of no less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of no less than one year and who have been granted stock options will be subject to these regulations when our company becomes an overseas listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries' ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See "Regulation—Share Option Rules."

        The State Administration of Taxation, or SAT, has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, our employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See "Regulation—Regulations Relating to Foreign Currency Exchange—Share Option Rules."

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

        Under the PRC Enterprise Income Tax Law and its implementation rules, enterprises that are registered in countries or regions outside the PRC but have their "de facto management bodies" located within China may be considered as PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. For detailed discussions of applicable laws, regulations and implementation rules, see "Regulation—Regulations Relating to Tax—Enterprise Income Tax."

        We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See "Regulation—Regulations Relating to Tax—Enterprise Income Tax." However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body." As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that LexinFintech Holdings Ltd. or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then LexinFintech Holdings Ltd. or such subsidiary could be subject to PRC tax at a rate of 25% on its worldwide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

        Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See "Regulation—Regulations Relating to Tax—Dividend Withholding Tax." We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority that or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to Installment (HK) Investment Limited, our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

        According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-Resident Enterprises, or Circular 698, promulgated by the SAT in December 2009 which took effect in January 2008, and the Announcement of the SAT on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, promulgated by the SAT in February 2015, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market) without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer will be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price minus the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%. Under the terms of Circular 7, the transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes: (i) over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company's revenue is directly or indirectly derived from PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties.

        We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed or subject to withholding obligations in such transactions, under SAT Circular 698 and SAT Public Notice 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Circular 698 and SAT Public Notice 7. As a result, we may be required to expend valuable resources to comply with SAT Circular 698 and SAT Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

        Our independent registered public accounting firm that issues the audit report included in our prospectus filed with the U.S. Securities and Exchange Commission, or the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

        Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor's audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

        The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against the "big four" PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

        In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese affiliates of the "big four" accounting firms (including our auditors). The Rule 102(e) proceedings initiated by the SEC relate to these firms' inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission, or the CSRC. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

        In January 2014, the administrative judge reached an Initial Decision that the "big four" accounting firms should be barred from practicing before the SEC for six months. Thereafter, the accounting firms filed a Petition for Review of the Initial Decision, prompting the SEC Commissioners to review the Initial Decision, determine whether there had been any violation and, if so, determine the appropriate remedy to be placed on these audit firms.

        In February 2015, the Chinese affiliates of the "big four" accounting firms (including our auditors) each agreed to censure and pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S. listed companies. The settlement requires the firms to follow detailed procedures and to seek to provide the SEC with access to the Chinese firms' audit documents via the CSRC. If future document productions fail to meet the specified criteria, the SEC retains the authority to impose a variety of additional measures (e.g., imposing penalties such as suspensions, restarting the administrative proceedings).

        In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, and could result in delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our shares may be adversely affected. If our independent registered public accounting firm was denied, temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act.

Risks Related to This Offering and our American Depositary Shares

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

        Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We intend to list our ADSs on the [NASDAQ Global Market/NYSE]. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

        Negotiations with the underwriters will determine the initial public offering price for our ADSs which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price for our ADSs may be volatile.

        The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies' securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the market price of our ADSs.

        In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

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  regulatory developments affecting us, our users, or our industry;

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  conditions in the online consumer finance industry;

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  announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

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  changes in the economic performance or market valuations of other online consumer finance platforms;

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  actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

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  changes in financial estimates by securities research analysts;

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  announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

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  additions to or departures of our senior management;

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  detrimental negative publicity about us, our management or our industry;

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  fluctuations of exchange rates between the RMB and the U.S. dollar;

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  release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

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  sales or perceived potential sales of additional ordinary shares or ADSs.

        The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our ADSs or publish inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

        If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of US$            per ADS, representing the difference between the assumed initial public offering price of US$            per ADS, the midpoint of the estimated range of the initial public offering price, and our net tangible book value per ADS as of December 31, 2016, after giving effect to the net proceeds to us from this offering. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of any share options. See "Dilution" for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

        We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

        Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

        Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Immediately after the completion of this offering, we will have ordinary shares outstanding, including            ordinary shares represented by ADSs, assuming the underwriters do not exercise their over-allotment option. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives of the underwriters of this offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

        After completion of this offering, certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying ordinary shares which are represented by your ADSs.

        As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders' annual general meetings. Our post-offering amended and restated memorandum and articles of association provide that we may (but are not obliged to) each year hold a general meeting as our annual general meeting. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the underlying ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the underlying ordinary shares which are represented by your ADSs. Upon receipt of your voting instructions, the depositary will endeavor to vote the underlying ordinary shares in accordance with your instructions. You will not be able to directly exercise any right to vote with respect to the underlying ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our amended and restated memorandum and articles of association that will become effective immediately prior to completion of this offering, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven (7) days. When a general meeting is convened, you may not receive sufficient advance notice to enable you to withdraw the underlying shares which are represented by your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting or to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under our amended and restated memorandum and articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying shares which are represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will endeavor to notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying shares which are represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct the voting of the underlying shares which are represented by your ADSs, and you may have no legal remedy if the underlying shares are not voted as you requested.

Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders' meetings, which could adversely affect your interests.

        Under the deposit agreement for our ADSs, the depositary will give us (or our nominee) a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders' meetings if you do not give voting instructions to the depositary as to how to vote the ordinary shares underlying your ADSs at any particular shareholders' meeting, unless:

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  we have failed to timely provide the depositary with our notice of meeting and related voting materials;

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  we have instructed the depositary that we do not wish a discretionary proxy to be given;

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  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

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  a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

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  voting at the meeting is made on a show of hands.

        The effect of this discretionary proxy is that, if you fail to give voting instructions to the depositary as to how to vote the ordinary shares underlying your ADSs at any particular shareholders' meeting, you cannot prevent our ordinary shares underlying your ADSs from being voted at that meeting, absent the situations described above, and it may make it more difficult for shareholders to influence our management. Holders of our ordinary shares are not subject to this discretionary proxy.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement and the deposit agreement may be amended or terminated without your consent.

        Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. However, the depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. See "Description of American Depositary Shares" for more information.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

        We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make such rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

        The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may be subject to limitations on transfer of your ADSs.

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

        We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see "Enforceability of Civil Liabilities."

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

        We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2016 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

        Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under the post-offering memorandum and articles of association we expect to adopt, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

        As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law (2016 Revision) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see "Description of Share Capital—Differences in Corporate Law."

The approval of the CSRC may be required in connection with this offering under PRC law.

        The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle's securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

        Our PRC counsel, Beijing Shihui Law Firm, has advised us based on their understanding of the current PRC law, rules and regulations that the CSRC's approval is not required for the listing and trading of our ADSs on the [NASDAQ Global Market/NYSE] in the context of this offering, given that:

  •
  the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation;

  •
  we established our PRC subsidiaries by means of direct investment rather than by merger with or acquisition of PRC domestic companies; and

  •
  no provision in this regulation clearly classifies contractual arrangements as a type of transaction subject to its regulation.

        However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our China subsidiary or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.

        As of December 31, 2016, our cash and cash equivalents were RMB480 million (US$69 million). Immediately following the completion of this offering, we expect to receive net offering proceeds of approximately US$            , or approximately US$            if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$             per ADS, the midpoint of the price range shown on the front cover page of this prospectus. Out of the net proceeds, we plan to use US$ for general corporate purposes and US$            for the acquisition of, or investment in, technologies, solutions or businesses that complement our business. See "Use of Proceeds." However, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our ADS price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

The post-offering memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering will contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our ordinary shares and ADSs.

        We expect to adopt, subject to the approval by our shareholders, an amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. The post-offering memorandum and articles of association will contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and ADS holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

        Upon the completion of this offering, our directors and officers will collectively own an aggregate of            % of the total voting power of our outstanding ordinary shares immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

        They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors' perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see "Principal [and Selling] Shareholders."

We have granted, and may continue to grant, share incentive awards, which may result in increased share-based compensation expenses.

        Our Share Incentive Plan, was first adopted in September 2014 and amended in December 2016 to promote our success and the interests of our shareholders by providing a means through which we may grant equity-based incentives to attract, motivate, retain and reward certain officers, employees, directors and other eligible persons and to further link the interests of recipients with those of our shareholders generally. We account for compensation costs for all share options using the intrinsic value on the grant date to estimate the fair value of the share incentive awards and recognize expenses in our consolidated statements of operations in accordance with U.S. GAAP. Under the Share Incentive Plan, we are authorized to grant options to purchase ordinary shares of our company. The maximum number of ordinary shares which may be issued pursuant to all awards under the Share Incentive Plan is 35,456,559. As of the date of this prospectus, options to purchase 35,385,000 ordinary shares have been granted. We have recognized share-based compensation expenses in the amount of RMB24.0 million (US$3.5 million) in 2016. We believe the granting of share-based compensation is of significant importance to our ability to attract, retain and incentivize key personnel, employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We are an emerging growth company within the meaning of Securities Act and may take advantage of certain reduced reporting requirements.

        We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

        The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

        Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

  •
  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

  •
  the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

  •
  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

  •
  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

        We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the [NASDAQ Global market/NYSE]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

        As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [NASDAQ corporate governance requirements/NYSE corporate governance listing standards]; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the [NASDAQ corporate governance requirements/NYSE corporate governance listing standards].

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States income tax consequences.

        We will be a "passive foreign investment company," or "PFIC," if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of "passive" income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the "asset test"). Although the law in this regard is unclear, we intend to treat our variable interest entities (including their subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our variable interest entities (including their subsidiaries) for United States federal income tax purposes, and based upon our current and expected income and assets, including goodwill, (taking into account the expected proceeds from this offering) and projections as to the market price of our ADSs following the offering, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

        While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our variable interest entity for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

        If we are a PFIC in any taxable year, a U.S. holder (as defined in "Taxation—United States Federal Income Tax Considerations") may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an "excess distribution" under the United States federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares. For more information see "Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations."

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company within the meaning of the Securities Act.

        Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and [NASDAQ Global market/NYSE], impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in net revenues for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

        We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an "emerging growth company," we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

        In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company's securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Known and unknown risks, uncertainties and other factors, including those listed under "Risk Factors," may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

        You can identify some of these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

  •
  our strategies;

  •
  our future business development, financial condition and results of operations;

  •
  the expected growth of the online consumer finance market in China;

  •
  our expectations regarding demand for and market acceptance of our products and services;

  •
  our expectations regarding our relationships with funding sources and customers;

  •
  competition in our industry;

  •
  general economic and business condition in China and elsewhere; and

  •
  relevant government policies, laws and regulations relating to our industry.

        These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in "Prospectus Summary—Our Challenges," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," "Regulation" and other sections in this prospectus. You should thoroughly read this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

        This prospectus contains certain data and information that we obtained from various government and private publications, including industry data and information from Oliver Wyman. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the online consumer finance industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

        The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately US$            , or approximately US$            if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$            per ADS, the midpoint of the price range shown on the front cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS would increase (decrease) the net proceeds to us from this offering by US$            , assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

        The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital. We plan to use the net proceeds of this offering primarily for general corporate purposes, which may include investment in product development, sales and marketing activities, technology infrastructure, capital expenditures, improvement of corporate facilities and other general and administrative matters. We may also use a portion of these proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments.

        The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See "Risk Factors—Risks Related to This Offering and our American Depositary Shares—You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price."

        Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

        In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiaries in China only through loans or capital contributions and to our variable interest entities only through loans, subject to the approval of government authorities and limit on the amount of capital contributions and loans. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See "Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business."

        [We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

 DIVIDEND POLICY

        Our board of directors has discretion on whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

        We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

        We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See "Regulation—Regulations Relating to Dividend Distribution" and "Taxation—Dividends."

        If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying our ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares." Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2016:

  •
  on an actual basis;

  •
  on pro forma basis to reflect the (i) automatic conversion and the re-designation of all of our issued and outstanding preferred shares on one-for-one basis into our ordinary shares immediately upon the completion of this offering; and (ii) conversion of our convertible loans from liabilities to shareholders' equity upon the completion of this offering; and

  •
  on a pro forma as adjusted basis to reflect the (i) automatic conversion and the re-designation of all of our issued and outstanding preferred shares on one-for-one basis into our ordinary shares immediately upon the completion of this offering; (ii) conversion of our convertible loans from liabilities to shareholders' equity; and (iii) sale of ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$            per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

        Pursuant to our current memorandum and articles of association, our preferred shares and convertible loans will be automatically converted into ordinary shares upon the completion of this offering. Unaudited pro forma shareholders' equity as of December 31, 2016, as adjusted for the reclassification of the related preferred shares from mezzanine equity to shareholders' equity and convertible loans from liabilities to shareholders' equity is shown in the unaudited pro forma consolidated balance sheet.

        Unaudited pro forma basic and diluted net loss per ordinary share reflects the effect of the conversion of preferred shares and convertible loans as follows, as if the conversion occurred as of the beginning of the period or the original date of issuance, if later.

        You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of December 31, 2016
	Actual		Pro Forma		Pro Forma as Adjusted
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Long-term debt:
Long-term borrowings	1,762	254	1,762	254
Convertible loans	698,179	100,559	—	—

Total long-term debt	699,941	100,813	1,762	254

Mezzanine equity:
Series A-1 convertible redeemable preferred shares ($0.0001 of par value per share; 38,602,941shares authorized, issued and outstanding; no shares issued and outstanding, pro forma)	14,485	2,086	—	—
Class B ordinary shares ($0.0001 of par value per share; 7,350,000 shares authorized, issued and outstanding; no shares issued and outstanding, pro forma)	1,319	190	—	—
Series A-2 convertible redeemable preferred shares ($0.0001 of par value per share; 39,390,757 shares authorized, issued and outstanding; no shares issued and outstanding, pro forma)	41,810	6,022	—	—
Series B-1 convertible redeemable preferred shares ($0.0001 of par value per share; 4,119,294 shares authorized, issued and outstanding; no shares issued and outstanding, pro forma)	29,970	4,317	—	—
Series B-2 convertible redeemable preferred shares ($0.0001 of par value per share; 69,152,661 shares authorized, 63,775,246 shares issued and outstanding; no shares issued and outstanding, pro forma)	537,986	77,486	—	—
Series C convertible redeemable preferred shares ($0.0001 of par value per share; 53,774,149 shares authorized, 2 shares issued and outstanding; no shares issued and outstanding, pro forma)	*	*	—	—

Total mezzanine equity	625,570	90,101	—	—

Shareholders' (deficit)/equity:
Class A ordinary shares ($0.0001 par value; 287,610,198 shares authorized; 110,647,199 shares issued and outstanding; 303,718,139 shares issued and outstanding, pro forma)	68	10	202	29
Additional paid-in capital	—	—	1,323,615	190,641
Statutory reserves	2,003	289	2,003	289
Accumulated other comprehensive income	16,942	2,440	16,942	2,440
Accumulated deficit	(630,664)	(90,834)	(630,664)	(90,834)

Total shareholders' (deficit)/equity	(611,651)	(88,095)	712,098	102,565

Total capitalization	713,860	102,819	713,860	102,819

*
Less than 1

 DILUTION

        If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

        Our net tangible book value as of December 31, 2016 was approximately US$            , or US$            per ordinary share and US$            per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$            per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        Without taking into account any other changes in net tangible book value after December 31, 2016, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$            per ADS, the midpoint of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2016 would have been US$            , or US$            per ordinary share and US$            per ADS. This represents an immediate increase in net tangible book value of US$            per ordinary share and US$            per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$            per ordinary share and US$            per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Assumed initial public offering price	US$	US$
Net tangible book value as of December 31, 2016	US$	US$
As adjusted net tangible book value after giving effect to this offering	US$	US$
Amount of dilution in net tangible book per ordinary share value to new investors in this offering	US$	US$
Amount of dilution in net tangible book value to new investors in this offering	US$	US$

        A $1.00 increase (decrease) in the assumed public offering price of US$            per ADS would increase (decrease) our as adjusted net tangible book value after giving effect to this offering by US$            , the as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$            per ordinary share and US$            per ADS and the dilution in as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$            per ordinary share and US$            per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

        The following table summarizes, on an as adjusted basis as of December 31, 2016, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

Ordinary Shares Purchased
			Total Consideration		Average Price Per Ordinary Share
Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders			US$		US$	US$
New investors			US$		US$	US$
Total			US$	100.0%

        The as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

EXCHANGE RATE INFORMATION

        Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this prospectus is based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.9430 to US$1.00, the exchange rate on December 30, 2016 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On August 25, 2017, the exchange rate was RMB6.6465 to US$1.00.

        The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Certified Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017
February	6.8665	6.8694	6.8821	6.8517
March	6.8832	6.8940	6.9132	6.8687
April	6.8900	6.8876	6.8988	6.8778
May	6.8098	6.8843	6.9060	6.8098
June	6.7793	6.8066	6.8382	6.7793
July	6.7240	6.7694	6.8039	6.7240
August (through August 25)	6.6465	6.6820	6.7272	6.6460

Source: Federal Reserve Statistical Release

(1)
Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

 ENFORCEABILITY OF CIVIL LIABILITIES

        We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

  •
  political and economic stability;

  •
  an effective judicial system;

  •
  a favorable tax system;

  •
  the absence of exchange control or currency restrictions; and

  •
  the availability of professional and support services.

        However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to:

  •
  the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

  •
  Cayman Islands companies may not have standing to sue before the federal courts of the United States.

        Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

        Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States, in the event that you believe that your rights have been infringed under the securities laws of the United States or any state in the United States.

        We have appointed,                located at                as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

        Maples and Calder (Hong Kong) LLP, our legal counsel as to Cayman Islands law, and Beijing Shihui Law Firm, our legal counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

  •
  recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

  •
  entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

        We have been advised by our Cayman Islands legal counsel, Maples and Calder (Hong Kong) LLP, that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For such a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

        Beijing Shihui Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding our ADSs or ordinary shares.

 CORPORATE HISTORY AND STRUCTURE

        Shenzhen Fenqile Network Technology Co., Ltd., or Shenzhen Fenqile, was established in the PRC in August 2013 and began to operate Fenqile, our online consumer finance platform, in October 2013. In October 2013, Beijing Lejiaxin Network Technology Co., Ltd., or Beijing Lejiaxin, was incorporated as an investment holding company in the PRC and established its wholly owned subsidiary Shenzhen Qianhai Juzi Information Technology Co., Ltd., or Qianhai Juzi, in June 2014 to operate our online investment platform Juzi Licai.

        In November 2013, Staging Finance Holding Ltd., or Staging Finance, was incorporated under the laws of the Cayman Islands as our offshore holding company. In December 2013, Installment (HK) Investment Limited, or Installment HK, was incorporated in Hong Kong as a wholly-owned subsidiary of Staging Finance. Beijing Shijitong Technology Co., Ltd., or Beijing Shijitong was established in July 2014 as a wholly owned subsidiary of Installment HK in the PRC.

        In July 2014, Beijing Shijitong entered into a series of contractual agreements with Shenzhen Fenqile and its shareholders. Certain of these contractual agreements were restated in November 2014, April 2015 and March 2016 among Beijing Shijitong, Shenzhen Fenqile and its then shareholders on the respective dates. Shenzhen Fenqile has been treated as a variable interest entity of Beijing Shijitong since July 2014.

        In December 2015, Shenzhen Xinjie Investment Co. Ltd., or Shenzhen Xinjie, was incorporated as an investment holding company in the PRC and established its subsidiary Shenzhen Tiqianle Network Technology Co., Ltd., or Shenzhen Tiqianle. Beijing Shijitong entered into a series of contractual agreements with Shenzhen Tiqianle and its shareholders such that Shenzhen Tiqianle was treated as a variable interest entity of Beijing Shijitong, and Beijing Shijitong consolidated the financial results of Shenzhen Tiqianle in its consolidated financial statements in accordance with U.S. GAAP. In March 2017, Shenzhen Tiqianle became a wholly-owned subsidiary of Shenzhen Xinjie immediately after those contractual agreements were terminated. In January 2016, Shenzhen Qianhai Dingsheng Asset Management Co., Ltd., or Qianhai Dingsheng, was incorporated to conduct assets management and loan matching business.

        Through Beijing Shijitong, we obtained control over Beijing Lejiaxin, Shenzhen Xinjie, Shenzhen Fenqile, and Qianhai Dingsheng, or collectively, our variable interest entities, based on a series of contractual arrangements. See "Corporate History and Structure—Contractual Arrangement with Our Variable Interest Entities." We conducted substantially all of our activities through our variable interest entities and/or their subsidiaries, including Shenzhen Fenqile, and Qianhai Juzi which is wholly owned by Beijing Lejiaxin. In March 2017, we changed our name from "Staging Finance Holding Ltd." to "LexinFintech Holdings Ltd." For an illustration of our corporate structure as of the date of this prospectus, including our principal subsidiaries and our variable interest entities and their principal subsidiaries, see "Prospectus Summary—Corporate Structure."

Contractual Arrangements with Our Variable Interest Entities

        PRC laws and regulations impose restrictions on foreign ownership and investment in internet-based businesses such as distribution of online information and other value-added telecommunications services. We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we have entered into a series of contractual arrangements, through Beijing Shijitong, with our variable interest entities, the shareholders of our variable interest entities to obtain effective control over our variable interest entities and their subsidiaries.

        We currently conduct our business through our variable interest entities and their subsidiaries based on these contractual arrangements, which allow us to:

  •
  exercise effective control over our variable interest entities and their subsidiaries;

  •
  receive substantially all of the economic benefits from our variable interest entities and their subsidiaries; and

  •
  have an exclusive option to purchase all or part of the equity interests in our variable interest entities and when and to the extent permitted by PRC law.

        As a result of these contractual arrangements, we have become the primary beneficiary of our variable interest entities under U.S. GAAP. We have consolidated the financial results of our variable interest entities and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

        The following is a summary of the currently effective contractual arrangements in relation to our wholly-owned subsidiary, Beijing Shijitong, our variable interest entities and their shareholders.

Agreements that Allow Us to Receive Economic Benefits from Our Variable Interest Entities

        Exclusive Business Cooperation Agreements.    Beijing Shijitong entered into exclusive business cooperation agreements with each of our variable interest entities. Pursuant to these agreements, Beijing Shijitong or its designated party has the exclusive right to provide our variable interest entities with comprehensive business support, technical support and consulting services. Without Beijing Shijitong's prior written consent, our variable interest entities shall not accept any consulting and/or services covered by these agreements from any third party. Our variable interest entities agree to pay service fees in an amount determined by Beijing Shijitong based on respective profit calculated as revenue minus cost agreed and recognized by Beijing Shijitong of our variable interest entities for the relevant period on an yearly basis or other service fees for specific services as required and as otherwise agreed by both parties. Beijing Shijitong owns the intellectual property rights arising out of the services performed under these agreements. Unless Beijing Shijitong terminates these agreements or pursuant to other provisions of these agreements, these agreements will remain effective indefinitely. These agreements can be terminated by Beijing Shijitong through a 30-day advance written notice, our variable interest entities have no right to unilaterally terminate these agreements.

Agreements that Provide Us with Effective Control over Our Variable Interest Entities

        Power of Attorney.    Through a series of power of attorney, each shareholder of our variable interest entities irrevocably authorizes Beijing Shijitong or any person(s) designated by Beijing Shijitong to act as its attorney-in-fact to exercise all of such shareholder's voting and other rights associated with the shareholder's equity interest in our variable interest entities, including but not limited to, the right to attend shareholder meetings on behalf such shareholder, the right to appoint legal representatives, directors, supervisors and chief executive officers and other senior management, and the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder. The power of attorney is irrevocable and remains in force continuously upon execution.

        Equity Pledge Agreement.    Beijing Shijitong has entered into an equity pledge agreement with each shareholder of our variable interest entities. Pursuant to these equity pledge agreements, each shareholder of our variable interest entities has pledged all of his, her or its respective equity interest in our variable interest entities to Beijing Shijitong to guarantee the performance by such shareholder and our variable interest entities of their respective obligations under the exclusive business cooperation agreements, the power of attorney, the loan agreement (applicable to the contractual arrangements with Qianhai Dingsheng or Shenzhen Xinjie), the exclusive option agreements, and any amendment, supplement or restatement to such agreements. If our variable interest entities or any of their shareholders breach any obligations under these agreements, Beijing Shijitong, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of variable interest entities agrees that before his, her or its obligations under the contractual arrangements are discharged, he, she or it will not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, which may result in the change of the pledged equity that may have adverse effects on the pledgee's rights under these agreements without the prior written consent of Beijing Shijitong. These equity pledge agreements will remain effective until our variable interest entities and their shareholders discharge all their respective obligations under the contractual arrangements.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Our Variable Interest Entities

        Exclusive Option Agreements.    Beijing Shijitong has entered into the exclusive option agreements with our variable interest entities. Pursuant to these exclusive option agreements, the shareholders of our variable interest entities have irrevocably granted Beijing Shijitong or any third party designated by Beijing Shijitong an exclusive option to purchase all or part of their respective equity interests in our variable interest entities. The purchase price shall be the lowest price permitted by law. Without Beijing Shijitong's prior written consent, our variable interest entities shall not, among other things, amend their articles of association, increase or decrease the registered capital, sell, dispose of or set any encumbrance on their assets, business or revenue, enter into any material contract outside the ordinary course of business, merge with any other persons or make any investments, distribute dividends, or enter into any transactions which have material adverse effects on their business. The shareholders of our variable interest entities also jointly and severally undertake that they will not transfer, gift or otherwise dispose of their respective equity interests in our variable interest entities to any third party or create or allow any encumbrance on their equity interests within the term of these agreements. These agreements will remain effective until Beijing Shijitong and/or any third party designated by Beijing Shijitong has acquired all equity interests of our variable interest entities from their respective shareholders.

        Loan Agreements.    Pursuant to the loan agreement between Beijing Shijitong and the shareholders of Qianhai Dingsheng and the loan agreement between Beijing Shijitong and the shareholders of Shenzhen Xinjie, both of which entered into in 2017, Beijing Shijitong made loans in an aggregate amount of RMB10 million and RMB1 million to the shareholders of Qianhai Dingsheng and Shenzhen Xinjie respectively solely for the purpose of operating their respective businesses. Pursuant to these loan agreements, the shareholders can only repay the loans by the transfer of all their equity interests in Qianhai Dingsheng or Shenzhen Xinjie (as applicable) to Beijing Shijitong or its designated person(s) pursuant to their respective exclusive option agreements. The shareholders must pay all of the proceeds from transfer of such equity interests to Beijing Shijitong. In the event that shareholders transfer their equity interests to Beijing Shijitong or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Beijing Shijitong as the loan interest. The loans must be repaid immediately when permitted by PRC laws at Beijing Shijitong's request. The term of both loans are ten years and will be extended automatically for another ten years on each expiration.

        In the opinion of Beijing Shihui Law Firm, our PRC counsel: the ownership structures of our variable interest entities, currently do not, and immediately after giving effect to this offering, will not result in any violation of the applicable PRC laws or regulations currently in effect; and the contractual arrangements among Beijing Shijitong, our variable interest entities and their shareholders, are governed by PRC laws or regulations, and are currently valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect. However, Beijing Shihui Law Firm has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

        However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. In particular, in January 2015, the MOC published the Draft Foreign Investment Law for public review and comments. Among other things, the Draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the Draft Foreign Investment Law, our variable interest entities would also be deemed as FIEs, if they are ultimately "controlled" by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the "variable interest entity" structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our online consumer finance business do not comply with PRC government restrictions on foreign investment in value-added telecommunications services business, such as the internet content provision services, we could be subject to severe penalties, including being prohibited from continuing operations. See "Risk Factors—Risks Related to Our Corporate Structure" and "—Risks Related to Doing Business in China."

SELECTED CONSOLIDATED FINANCIAL DATA AND SELECTED OPERATING DATA

        The following selected consolidated statements of operations data and selected consolidated cash flows data for the years ended December 31, 2015 and 2016 and selected consolidated balance sheets data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read this Selected Consolidated Financial Data and Selected Operating Data section together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Our historical results are not necessarily indicative of results expected for any future periods.

	For the Year Ended December 31,
	2015	2016
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Operations Data:
Operating revenue:
Online direct sales	2,164,393	2,770,634	399,054
Services and others	—	5,060	729

Online direct sales and services income	2,164,393	2,775,694	399,783

Interest and financial services income	325,601	1,373,559	197,834
Loan facilitation and servicing fees	661	54,201	7,807
Other revenue	34,287	135,232	19,477

Financial services income	360,549	1,562,992	225,118

Total operating revenue	2,524,942	4,338,686	624,901

Operating cost:
Cost of sales	(2,309,586)	(2,894,025)	(416,826)
Funding cost	(168,470)	(491,695)	(70,819)
Processing and servicing cost(1)	(51,057)	(114,323)	(16,466)
Provision for credit losses	(68,287)	(236,611)	(34,079)

Total operating cost	(2,597,400)	(3,736,654)	(538,190)

Gross profit	(72,458)	602,032	86,711

Operating expenses:
Sales and marketing expenses(1)	(243,463)	(376,313)	(54,201)
Research and development expenses(1)	(40,441)	(127,317)	(18,338)
General and administrative expenses(1)	(40,962)	(87,364)	(12,583)

Total operating expenses	(324,866)	(590,994)	(85,122)

Interest expense, net	(1,930)	(48,343)	(6,963)
Investment related impairment	—	(5,635)	(812)
Change in fair value of financial guarantee derivatives	—	(5,942)	(856)
Others, net	126	(10,799)	(1,555)

Loss before income tax expense	(399,128)	(59,681)	(8,597)

Income tax benefit/(expense)	88,934	(58,258)	(8,391)

Net loss	(310,194)	(117,939)	(16,988)

Preferred shares redemption value accretion	(51,524)	(62,299)	(8,973)
Deemed dividend to a preferred shareholder	—	(42,679)	(6,147)

Net loss attributable to ordinary shareholders	(361,718)	(222,917)	(32,108)

(1)
Share-based compensation expenses are allocated to processing and servicing cost and operating expense items as follows:

	For the Year Ended December 31,
	2015	2016
	RMB	RMB	US$
	(in thousands)
Processing and servicing cost	472	1,067	154
Sales and marketing expenses	3,194	4,009	577
Research and development expenses	3,736	9,068	1,306
General and administrative expenses	7,086	9,855	1,419

	As of December 31,
	2015	2016
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	135,371	479,605	69,077
Restricted cash	26,330	172,870	24,898
Short-term financing receivables, net	2,897,791	6,470,898	932,003
Inventories, net	44,295	107,704	15,513
Long-term financing receivables, net	320,957	1,066,148	153,557
Total assets	3,817,082	8,720,135	1,255,960
Short-term funding debts	3,159,154	6,968,488	1,003,671
Accrued expenses and other current liabilities	131,236	602,259	86,743
Long-term funding debts	31,080	21,014	3,027
Convertible loans	—	698,179	100,559
Total liabilities	3,623,209	8,706,216	1,253,954
Total mezzanine equity	608,514	625,570	90,101
Total shareholders' deficit	(414,641)	(611,651)	(88,095)

	For the Year Ended December 31,
	2015	2016
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flows Data:
Net cash (used in)/provided by operating activities	(1,485,106)	379,839	54,705
Net cash used in investing activities	(1,587,645)	(4,502,270)	(648,461)
Net cash provided by financing activities	3,031,864	4,459,947	642,365
Net (decrease)/increase in cash and cash equivalents	(26,213)	344,234	49,580
Cash and cash equivalents at beginning of the year	161,584	135,371	19,497
Cash and cash equivalents at end of the year	135,371	479,605	69,077

        The following table presents our selected operating data as of and for the years ended December 31, 2015 and 2016. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics."

	As of or for the Year Ended December 31,
	2015	2016
	RMB	RMB	US$
	(except for number of customers)
Selected Operating Data:
Outstanding principal balance(1) (in millions)	3,390	9,899	1,426
Outstanding principal balance of on-balance sheet loans (in millions)	3,266	7,712	1,111
Outstanding principal balance of off-balance sheet loans (in millions)	124	2,187	315
Originations (in millions)	6,110	22,197	3,197
Average customer loan balance(2)	2,881	4,838	697
Number of active customers who used our loan products (in thousands)	1,481	3,005	N/A
Number of new active customers who used our loan products (in thousands)	1,396	1,923	N/A
Customer acquisition cost(3)	114	127	18.3

(1)
Outstanding principal balance represents the total amount of principal outstanding for loans originated on our platform at the end of the relevant period.

(2)
Average customer loan balance is calculated by dividing the outstanding principal balance by the number of customers with outstanding loans at the end of the relevant period.

(3)
Customer acquisition cost refers to the amount of our total costs incurred in connection with acquiring customers divided by the number of the new active customers during the relevant period.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under "Risk Factors" and elsewhere in this prospectus. See "Special Note Regarding Forward-Looking Statements."

Overview

        We are a leading online consumer finance platform in China in terms of the outstanding principal balance of loans originated on our platform as of December 31, 2016, according to Oliver Wyman, a market research firm. We strategically focus on serving the credit needs of educated young adults in China. We had approximately 3.0 million active customers in 2016, representing a 103% increase from 2015. As of December 31, 2016, we had over 4.5 million customers with an approved credit line.

        Our online consumer finance platform, Fenqile, offers customers personal installment loans, installment purchase loans and other loan products. We match customer loans with diversified funding sources, including individual investors on our Juzi Licai platform, institutional funding partners on our direct lending programs, investors of our asset-backed securities and others. We charge fees for our matching services.

        We have scalable and stable funding to meet our customers' needs and to continue to grow our platform. With the access to multiple funding sources and the ability to adjust allocation of funding needs to different sources, we are not dependent on any particular type of funding source, and we are able to withstand seasonality of demand and fluctuations in the supply and costs of funding. We connect qualified customer loan assets directly with the capital of our funding partners in an automated process that minimizes further review and approval by the institutional funding partners.

        We adopt a targeted and cost-effective customer acquisition strategy by leveraging our e-commerce channel, word-of-mouth referrals and cooperation with reputable commercial banks. Our educated young adult customers are often geographically concentrated and socially connected, which enables us to achieve effective customer acquisition through customer referrals. In 2016 and the three months ended March 31, 2017, approximately 36% and 52%, respectively, of our new customers registered on our platform using a referral code obtained from an existing customer. We cooperate with commercial banks, for example, by promoting co-branded credit cards issued by the bank to reach potential customers.

        We take an advanced and customized credit risk management approach driven by our proprietary Hawkeye credit assessment engine and strong risk management culture. With the large volume and number of loans we originated, we have accumulated a massive amount of proprietary data on customer behavior and risk profiles, affording us the ability to develop machine learning in improving our risk management capabilities.

        We have expanded the scale of our platform rapidly since our inception. From our inception in August 2013 through December 31, 2016, we cumulatively originated RMB28.7 billion (US$4.1 billion) in loans. In 2016, we originated RMB22.2 billion (US$3.2 billion) in loans, representing a 263% increase from 2015. As of December 31, 2015 and 2016, our outstanding principal balance of loans was approximately RMB3.4 billion and RMB9.9 billion (US$1.4 billion), respectively. Our total operating revenue increased significantly from RMB2,525 million in 2015 to RMB4,339 million (US$625 million) in 2016. Our net loss decreased from RMB310 million in 2015 to RMB118 million (US$17.0 million) in 2016.

Key Operating Metrics

        We regularly monitor a number of metrics in order to measure our current performance and project our future performance. These metrics aid us in developing and refining our growth strategies and making strategic decisions:

	As of or for the Year Ended December 31,
	2015	2016
	RMB	RMB	US$
	(other than number of customers)
Outstanding principal balance (in millions)	3,390	9,899	1,426
Outstanding principal balance by accounting treatment:
Outstanding principal balance of on-balance sheet loans (in millions)	3,266	7,712	1,111
Outstanding principal balance of off-balance sheet loans (in millions)	124	2,187	315
Outstanding principal balance by type of loan product:
Outstanding principal balance of installment purchase loans (in millions)	1,703	2,106	303
Outstanding principal balance of personal installment loans (in millions)	1,687	7,793	1,123
Originations (in millions)	6,110	22,197	3,197
Originations of installment purchase loans (in millions)	2,501	3,154	454
Originations of personal installment loans (in millions)	3,609	19,043	2,743
Average customer loan balance	2,881	4,838	697
Number of active customers who used our loan products (in thousands)	1,481	3,005	N/A
Number of new active customers who used our loan products (in thousands)	1,396	1,923	N/A
Customer acquisition cost	114	127	18.3

        Outstanding principal balance.    Outstanding principal balance represents the total amount of principal outstanding for loans originated on our platform at the end of the period. The accounting treatment with respect to outstanding principal balance of loans on our consolidated balance sheets varies, depending primarily on whether we are considered as the primary obligor in the lending relationship. See "—Critical Accounting Policies—On- and off-balance sheet treatment of loans" below.

        Originations.    Originations represent the total principal amount of the loans we originate during the period. Our customers have the option to postpone or reschedule their monthly repayment. For originations, the principal amount postponed or rescheduled is calculated as a new loan principal amount. We treat off-balance sheet loans as part of our originations.

        Average customer loan balance.    Average customer loan balance is calculated by dividing the outstanding principal balance by the number of customers with outstanding loans at the period end.

        Number of active customers and new active customers using our loan products.    We define an active customer as a customer who uses our loan products at least once during the relevant period. A new active customer during a period is an active customer during the period who has not used our loan products prior to the beginning of this period.

        Customer acquisition cost.    We define customer acquisition cost as the amount of total costs incurred in connection with acquiring customers during a period divided by the number of the new active customers during the period.

On-and Off-Balance Sheet Treatment of Loans

        We access an array of diversified funding sources to ensure that we have scalable and stable funding. The accounting treatment of assets, liabilities and revenues arising from the loans we originate varies, depending primarily on whether we are considered as the primary obligor in the lending relationship.

        We generate financing receivables from providing installment purchase loans and personal installment loans to customers. With respect to the loans funded by individual investors through Juzi Licai and certain institutional funding partners, we have determined that we are the primary obligator in the lending relationship. We generate interest and financial services income from on-balance sheet loans, which is amortized over the terms of financing receivables using the effective interest method.

        We do not record financing receivables from loans funded by certain institutional funding partners, such as certain third-party commercial banks, where we are not the primary obligor in the lending relationship. With respect to the off-balance sheet loans, we are obligated to compensate these institutional funding partners for the principal and interest repayment of loans in the event of a customer default. We also provide full interest repayment to certain institutional funding partner according to the terms of the loan in the event that a customer makes an early repayment of the loan. We account for our contracts with these institutional funding partners as a derivative under ASC Topic 815, Derivatives and Hedging, which is recognized on our consolidated balance sheets as either assets or liabilities. We earn loan facilitation and servicing fees from the customers.

        See "—Critical Accounting Policies—On- and off-balance sheet treatment of loans."

General Factors Affecting Our Results of Operations

        Our results of operations are affected by general factors driving the online consumer finance industry in China.

Regulatory environment in China

        China's online consumer finance industry has historically been largely unregulated. Recently, PRC regulatory authorities, including the China Bank Regulatory Commission and the People's Bank of China, have issued guidelines and policy directives relating to the online consumer finance industry. See "Regulation." It is expected that the online consumer finance market may be subject to closer scrutiny from regulators with more detailed rules and regulations to be introduced. We expect that our operations may need to be further modified to comply with relevant PRC laws and regulations. See "Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to us." We have closely tracked the development and implementation of new rules and regulations that are likely to affect us. Tighter regulations may increase overall compliance costs of market players, promote more commercially reasonable and sensible credit products, enhance the competitive edge of established market players, and encourage consolidations within the industry. We believe these requirements have created entry barriers for many market players in China and further differentiated us from our competitors. We will continue to ensure timely compliance with existing and new laws and regulations applicable to our business. We believe that our ability to ensure timely and full compliance with these rules and regulations will improve our competitive position in the online consumer finance industry in China.

Economic and market conditions

        While we believe we will continue to offer attractive value propositions to customers and funding sources in all economic environments, changes in the overall economy may impact our business in several ways, including demand for our products, credit performance and funding costs.

        The demand from our customers and funding sources for our loan products is dependent upon interest rates offered and the return earned relative to other comparable or substitute products. For example, a significant interest rate increase could cause potential customers to defer seeking loans as they wait for rates to settle. Additionally, if weakness in the economy emerges and actual or expected default rates increase, investors and institutional funding partners may delay or reduce their funding of our loans. Furthermore, although we have access to diversified funding sources, in the event of an insufficient amount of liquidity in the financial markets, it may be difficult for us to obtain sufficient funding from our institutional funding partners at a reasonable cost.

        In a strong economic climate, demand for our products and services may increase as consumer spending increases. In addition, additional potential customers may qualify for a higher credit limit based on our credit assessment. Traditional lenders may also approve loans for a higher percentage of our potential customers. Young adult professionals may receive higher and more stable salary or other income, which may result in lower loan losses. In a weakening economic climate or recession, the opposite may occur.

        Sudden changes in economic conditions may affect our actual loan losses. These effects may be partly mitigated by the fact each loan borrowed by our customers is relatively small, which should be less affected by adverse economic conditions than if the principal amount of each loan were larger.

Key Specific Factors Affecting Our Results of Operations

        Major specific factors affecting our results of operations include the following:

Ability to attract and retain customers

        Our operating revenue grew significantly in 2016 primarily as a result of growth in loan originations on our platform. In 2016, we originated RMB22.2 billion (US$3.2 billion) in loans, representing a 263% increase from 2015. As of December 31, 2015 and 2016, we had approximately RMB3.4 billion and RMB9.9 billion (US$1.4 billion), respectively, in outstanding principal balance of loans. Growth in our loan originations and outstanding principal balance has been driven primarily by the addition of new customers and increasing business from existing customers. The number of our active customers grew from approximately 1.5 million in 2015 to approximately 3.0 million in 2016. We anticipate that our future growth will continue to depend in part on attracting new customers.

        In addition, we believe the repeat borrowing behavior of our existing customers will be important to our future growth. Of all active customers on our platform in 2015 and 2016, approximately 63% and 74%, respectively, were repeat customers who had successfully borrowed on our platform at least once previously. We believe our significant number of repeat customers is primarily due to our ability to address the credit needs of our targeted customer cohort, the superior customer experience on our platform and the competitiveness of loan pricing. The extent to which we generate repeat business from our customers will be an important factor in our continued revenue growth.

Ability to satisfy our customers' growing financial needs

        Creating value by satisfying our customers' growing financial needs will be an important component of our future performance. We seek to grow with our customers and capture their long-term growth potential by effectively managing the mix of our product and service offerings to cater to their evolving consumption needs. In late 2014, we began to offer personal installment loans in addition to installment purchase loans on our platform. The outstanding principal balance of personal installment loans grew significantly from RMB1.7 billion as of December 31, 2015 to RMB7.8 billion (US$1.1 billion) as of December 31, 2016. In addition, as our college student customers build their credit history with us and enter the workforce, we offer them higher credit lines and the ability to borrow personal installment loans to obtain cash up to a higher limit, in anticipation of their expanding consumption requirements.

        For illustration, below is a cohort analysis on the customers we acquired in the three months ended March 31, 2015. This analysis compares certain metrics of this customer cohort for each three-month period from April 1, 2015 through December 31, 2016. We selected this cohort because it contains sufficient periods to demonstrate contribution after initial acquisition, and we believe that the trends reflected by this cohort are representative of the value of our other customers.

	As of or for the three months ended
	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016
Active customers(1)	38.5%	51.2%	58.3%	58.7%	59.5%	57.9%	55.9%
Average available credit line per customer (RMB)(2)	6,423	7,019	7,487	7,515	7,649	7,969	10,408
Average customer loan balance (RMB)	3,331	3,183	3,352	3,595	4,268	5,977	7,278
Educated young professionals(3)	1.4%	12.4%	11.7%	11.6%	11.3%	42.2%	41.9%
30-day delinquency rate	2.1%	2.1%	1.4%	1.6%	1.8%	1.5%	1.5%

(1)
Represents the percentage of active customers in this cohort during each relevant period.

(2)
Includes both on- and off-balance sheet loans, depending on our relationship with the relevant funding source after the loan is originated to the customer and matched with the funding source. See "—On- and Off-Balance Sheet Treatment of Loans."

(3)
Represents the percentage of educated young professionals among active customers in the cohort during each relevant time period.

Ability to control customer acquisition cost

        Our results of operations depend in part on our ability to control customer acquisition cost. Our educated young adult customers are often geographically concentrated and socially connected, which enables us to achieve effective customer acquisition through customer referrals. As a result, word-of-mouth referrals have been an effective driver of the continued growth of our customer base. In addition to college student customers, we also seek to attract and retain more educated young professionals by offering products and services that cater to their evolving consumption needs. Our e-commerce channel on Fenqile offers comprehensive and competitively-priced products across categories that specifically meet the shopping needs of our targeted customer cohort. Furthermore, our operational team provides ongoing customer service by addressing our customers' questions in using our platform, which enhances user experience and customer loyalty. We also use a diverse array of online marketing channels to attract customers, including using social media such as WeChat and Weibo and press outlets to help drive brand awareness, using paid placement on major online search engines in China, partnering with leading websites such as Jumei that are able to reach quality customers with credit needs, and working with online advertising channels such as app stores to promote our mobile applications.

        The success of our targeted and cost-effective customer acquisition strategy has been demonstrated by our low customer acquisition cost, which amounted to RMB114 and RMB127 (US$18.3) per new active customer in 2015 and 2016, respectively.

Ability to access diversified and scalable funding

        The growth of our business is also dependent on our ability to ensure that we have access to diversified funding sources and secure scalable and stable funding to meet our customers' needs. With our access to multiple funding sources and the ability to adjust allocation of funding needs to different sources, we are not dependent on any particular type of funding source, and we are able to withstand seasonality and fluctuations in the supply and costs of funding. As of December 31, 2016, Juzi Licai had over 60,000 individual investors who had outstanding investments, with an average asset under management of RMB91,763 (US$13,217). As of December 31, 2016, we had over 30 funding partners, including commercial banks, other licensed financial institutions and peer-to-peer lending platforms. Since 2016, we have also offered four public and private asset-backed securitization programs.

        For off-balance sheet loans we originate, a change in the interest rate charged by our funding partners may affect the loan facilitation and servicing fees we earn from customers. In the event the interest rate increases, the spread between our fees charged to the customers and the interest rate charged by the funding partners will decrease, to the extent we cannot correspondingly increase the fee rate we charge our customers.

Effectiveness of risk management

        Our ability to effectively segment customers into appropriate risk profiles impacts our ability to attract and retain customers, as well as our ability to offer investors and funding partners attractive risk-adjusted returns. We take an advanced and customized credit risk management approach driven by our proprietary Hawkeye credit assessment engine and strong risk management culture. We intend to optimize our fraud detection capabilities, improve the accuracy of our credit assessment model and enhance our collection effectiveness on a continuing basis through the combination of our big-data analytical capabilities and the increasing amount of data we accumulate through our operations.

Loan Performance Data

Delinquency rates

        We define delinquency rate as outstanding principal balance of loans that were 1 to 29, 30 to 59, 60 to 89 and 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of the loans on our platform as of a specific date. Loans that are delinquent for 180 days or more are charged off.

        The following table provides our delinquency rates for all loans (including on- and off-balance sheet loans) as of December 31, 2015 and 2016:

	Delinquent for
	1 - 29 days	30 - 59 days	60 - 89 days	90 - 179 days
December 31, 2015	1.66%	0.38%	0.22%	0.47%
December 31, 2016	1.32%	0.55%	0.43%	0.84%

        The following table provides our delinquency rates for installment purchase loans that were outstanding as of December 31, 2015 and 2016:

	Delinquent for
	1 - 29 days	30 - 59 days	60 - 89 days	90 - 179 days
December 31, 2015	1.13%	0.28%	0.15%	0.38%
December 31, 2016	0.79%	0.37%	0.34%	0.85%

        The following table provides our delinquency rates for personal installment loans that were outstanding as of December 31, 2015 and 2016:

	Delinquent for
	1 - 29 days	30 - 59 days	60 - 89 days	90 - 179 days
December 31, 2015	2.21%	0.48%	0.29%	0.57%
December 31, 2016	1.46%	0.59%	0.45%	0.84%

M6+ charge-off rates

        During 2015 and 2016, the total amount of loans that were charged off after 180 days past due was 1.25% and 1.73%, respectively, of the average outstanding principal balance during the relevant period.

        We define M6+ charge-off rates as, with respect to loans originated during a specified time period, which we refer to as a vintage, the total outstanding principal balance of loans that become over six months delinquent during a specified period, divided by the total initial principal of the loans originated in such vintage. The following chart displays our historical M6+ charge-off rates as of June 30, 2017 for each vintage of a three-month period from January 1, 2015 to December 31, 2016.

Key Components of Our Results of Operations

Operating revenue

        We generate our operating revenue from sales of products and services on our e-commerce channel and the provision of financial services.

	For the Year Ended December 31,
	2015		2016
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Online direct sales	2,164,393	85.7	2,770,634	399,054	63.9
Services and others	—	—	5,060	729	0.1

Online direct sales and services income	2,164,393	85.7	2,775,694	399,783	64.0

Interest and financial services income	325,601	12.9	1,373,559	197,834	31.7
Loan facilitation and servicing fees	661	0.0	54,201	7,807	1.2
Other revenue	34,287	1.4	135,232	19,477	3.1

Financial services income	360,549	14.3	1,562,992	225,118	36.0

Total operating revenue	2,524,942	100.0	4,338,686	624,901	100.0

        Online direct sales and services income.    We generate revenue from our e-commerce channel from both online direct sales and services and others. Revenue from services and others primarily consists of commissions earned from third-party sellers made on our online marketplace through our e-commerce channel.

  Financial services income.

  •
  Interest and financial services income.  We generate interest and financial services income on financing receivables originated from providing installment purchase loans and personal installment loans.

  •
  Loan facilitation and servicing fees.  With respect to off-balance sheet loans, we earn loan facilitation and servicing fees from customers. We charge service fees to customers by deducting relevant fees from the monthly repayment to the institutional funding partners. We provide intermediary services to both the customers and the funding partners, including loan facilitation and matching, account maintenance, collection, and payment processing services to the customers and financial guarantee services to the funding partners.

  •
  Other revenue.  Other revenue includes fees collected for early repayment and late payment for on-balance sheet loans, which is calculated as a percentage of interest over the prepaid principal loan amount in the case of an early repayment or a percentage of past due amounts in the case of a late repayment.

Operating cost

	For the Year Ended December 31,
	2015		2016
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of sales	2,309,586	88.9	2,894,025	416,826	77.4
Funding cost	168,470	6.5	491,695	70,819	13.2
Processing and servicing cost	51,057	2.0	114,323	16,466	3.1
Provision for credit losses	68,287	2.6	236,611	34,079	6.3

Total operating cost	2,597,400	100.0	3,736,654	538,190	100.0

        Cost of sales.    Our cost of sales consists of the purchase price of the products, shipping charges and handling costs, as well as inventory write-downs, which were not significant in 2015 and 2016.

        Funding cost.    Our funding cost consists of interest expenses paid to individual investors on Juzi Licai and institutional funding partners to fund financing receivables, and certain fees and amortization of deferred debt issuance cost incurred in connection with obtaining these debts, such as origination fees and legal fees.

        Processing and servicing cost.    Our processing and servicing cost consists primarily of vendor costs related to credit assessment, customer and system support, payment processing services and collection services associated with originating, facilitating and servicing loans. With respect to on-balance sheet loans, we have determined that direct origination costs, including costs directly attributable to loan originations, such as vendor costs and personnel costs directly related to the time spent by those individuals performing loan origination activities, are insignificant and expensed as incurred and recorded in processing and servicing cost.

        Provision for credit losses.    We evaluate the creditworthiness and collectability of our loan portfolio on a pooled basis. The provision for credit losses represents an estimate of the losses inherent in our loan portfolio.

Operating expenses

	For the Year Ended December 31,
	2015		2016
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses	243,463	75.0	376,313	54,201	63.7
Research and development expenses	40,441	12.4	127,317	18,338	21.5
General and administrative expenses	40,962	12.6	87,364	12,583	14.8

Total operating expenses	324,866	100.0	590,994	85,122	100.0

        Sales and marketing.    Sales and marketing expenses consist primarily of advertising costs and payroll and related expenses for personnel engaged in marketing and business development activities. Advertising costs consist primarily of costs of online advertising and offline promotional activities.

        Research and development.    Research and development expenses consist primarily of payroll and related expenses for IT professionals involved in developing our technology platform and website, depreciation of server and other equipment, bandwidth and data center costs, and rental expenses.

        General and administrative.    General and administrative expenses consist of payroll and related expenses for employees engaged in general corporate functions, including finance, legal and human resources, costs associated with use of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.

Results of Operations

        The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our total operating revenue for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2015		2016
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating revenue:
Online direct sales	2,164,393	85.7	2,770,634	399,054	63.9
Services and others	—	—	5,060	729	0.1

Online direct sales and services income	2,164,393	85.7	2,775,694	399,783	64.0

Interest and financial services income	325,601	12.9	1,373,559	197,834	31.7
Loan facilitation and servicing fees	661	0.0	54,201	7,807	1.2
Other revenue	34,287	1.4	135,232	19,477	3.1

Financial services income	360,549	14.3	1,562,992	225,118	36.0

Total operating revenue	2,524,942	100.0	4,338,686	624,901	100.0

Cost of sales	(2,309,586)	(91.5)	(2,894,025)	(416,826)	(66.7)
Funding cost	(168,470)	(6.7)	(491,695)	(70,819)	(11.3)
Processing and servicing cost(1)	(51,057)	(2.0)	(114,323)	(16,466)	(2.6)
Provision for credit losses	(68,287)	(2.7)	(236,611)	(34,079)	(5.5)

Total operating cost	(2,597,400)	(102.9)	(3,736,654)	(538,190)	(86.1)

Gross profit	(72,458)	(2.9)	602,032	86,711	13.9

Operating expenses:
Sales and marketing expenses(1)	(243,463)	(9.6)	(376,313)	(54,201)	(8.7)
Research and development expenses(1)	(40,441)	(1.6)	(127,317)	(18,338)	(2.9)
General and administrative expenses(1)	(40,962)	(1.6)	(87,364)	(12,583)	(2.0)

Total operating expenses	(324,866)	(12.8)	(590,994)	(85,122)	(13.6)

Interest expense, net	(1,930)	(0.1)	(48,343)	(6,963)	(1.1)
Investment related impairment	—	—	(5,635)	(812)	(0.1)
Change in fair value of financial guarantee derivatives	—	—	(5,942)	(856)	(0.1)
Others, net	126	0.0	(10,799)	(1,555)	(0.2)

Loss before income tax expense	(399,128)	(15.8)	(59,681)	(8,597)	(1.2)

Income tax benefit/ (expense)	88,934	3.5	(58,258)	(8,391)	(1.3)

Net loss	(310,194)	(12.3)	(117,939)	(16,988)	(2.5)

Preferred shares redemptions value accretion	(51,524)	(2.0)	(62,299)	(8,973)	(1.4)
Deemed dividend to a preferred shareholder	—	—	(42,679)	(6,147)	(1.0)

Net loss attributable to ordinary shareholders	(361,718)	(14.3)	(222,917)	(32,108)	(4.9)

(1)
Share-based compensation expenses are allocated in processing and servicing cost and operating expense items as follows:

	For the Year Ended December 31,
	2015		2016
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Processing and servicing cost	472	0.0	1,067	154	0.0
Sales and marketing expenses	3,194	0.1	4,009	577	0.1
Research and development expenses	3,736	0.1	9,068	1,306	0.2
General and administrative expenses	7,086	0.3	9,855	1,419	0.2

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Operating revenue

        Operating revenue increased by 71.8% from RMB2,525 million in 2015 to RMB4,339 million (US$625 million) in 2016. This increase was primarily due to a substantial increase in our financial services income, in particular interest and financial services income, and to a lesser extent, an increase in revenue from online direct sales and services income.

        Online direct sales and services income.    Online direct sales and services income increased by 28.2% from RMB2,164 million in 2015 to RMB2,776 million (US$400 million) with increases in both online direct sales and services and others.

  •
  Online direct sales.  Online direct sales increased by 28.0% from RMB2,164 million in 2015 to RMB2,771 million (US$399 million) in 2016. The number of orders on our e-commerce channel grew from approximately 0.94 million in 2015 to 1.45 million in 2016. Average sales per order decreased from RMB2,302 in 2015 to RMB1,911 (US$275) in 2016, primarily as a result of the expansion of product categories available on our online direct sales business from computers and mobile phones to include other electronics, cosmetics and personal care, apparel, accessories and other products in 2016.

  •
  Services and others.  In March 2016, we began to have third-party merchants to offer and sell their own products on our online marketplace through our e-commerce channel. The commission revenue we received from third-party sellers on our online marketplace amounted to RMB5.1 million (US$0.7 million) in 2016.

        Financial services income.    Financial services income increased significantly by 334% from RMB361 million in 2015 to RMB1,563 million (US$225 million) in 2016 with significant increases in all three categories of financial services income.

  •
  Interest and financial services income.  Interest and financial services income increased by 322% from RMB326 million in 2015 to RMB1,374 million (US$198 million) in 2016. This growth is primarily driven by an increase in the outstanding principal balance of on-balance sheet loans in 2016, which was driven by increases in the number of active customers and the average outstanding principal balance per customer. The outstanding principal balance of on-balance sheet loans was RMB7.7 billion (US$1.1 billion) as of December 31, 2016, compared to RMB3.3 billion as of December 31, 2015. Of such amount, the outstanding principal balance of personal installment loans that were on-balance sheet loans grew significantly from RMB1.6 billion as of December 31, 2015 to RMB5.9 billion (US$0.9 billion) as of December 31, 2016. In addition, the effective APR of the on-balance sheet loans, calculated as interest and financial services income during each year divided by the average balance of the on-balance sheet loans, was 17.9% for 2015 and 25.0% for 2016. The increase in the effective APR of the on-balance sheet loans in 2016 was primarily attributable to increased recognition of our services among customers as well as decreased market competition among online consumer finance platforms. We monitor the effective APR of the loans facilitated on our platform on a continuing basis and may make adjustments to the interest rates offered to customers and investors from time to time, taking into consideration of multiple factors, including, among other things, China's macroeconomic situation, interest rate prevalent on the market, customer expectations, as well as our funding costs and financial conditions.

  •
  Loan facilitation and servicing fees.  Loan facilitation and servicing fees increased from RMB0.7 million in 2015 to RMB54.2 million (US$7.8 million) in 2016. This increase reflected the significant growth in off-balance sheet loans as a result of an expansion of our funding partnerships with financial institutions in 2016 as part of our continued efforts to diversify funding sources, as well as increases in the number of active customers and the average outstanding principal balance per customer. The outstanding principal balance of off-balance sheet loans was RMB2.2 billion (US$0.3 billion) as of December 31, 2016, compared to RMB124 million as of December 31, 2015.

  •
  Other revenue.  Other revenue increased by 294% from RMB34.3 million in 2015 to RMB135 million (US$19.5 million) in 2016 primarily as a result of the growth in the outstanding principal balances of loans between these years and the associated increase in the fees collected for early repayment and late repayment of loans.

Operating cost

        Operating cost increased by 43.9% from RMB2,597 million in 2015 to RMB3,737 million (US$538 million) in 2016 with increases in all four categories of operating cost.

        Cost of sales.    Cost of sales increased by 25.3% from RMB2,310 million in 2015 to RMB2,894 million (US$417 million) in 2016. This increase reflected the growth in online direct sales on our e-commerce channel.

        Funding cost.    Funding cost increased by 191.9% from RMB168 million in 2015 to RMB492 million (US$70.9 million) in 2016. The increase in funding cost was primarily attributable to an increase in our funding debts to fund on-balance sheet loans originated on our platform.

        Processing and servicing cost.    Processing and servicing cost increased by 123.9% from RMB51.1 million in 2015 to RMB114 million (US$16.5 million) in 2016. The increase in processing and servicing cost was primarily attributable to an increase of RMB25.1 million in salaries and personnel-related costs as we increased the headcount of processing and servicing personnel, an increase of RMB11.0 million in credit assessment cost, an increase of RMB10.0 million in fees to third-party payment platforms, and an increase of RMB9.4 million in risk management and collection expenses. These increases reflected the significant growth in the volume of credit applications and in loan servicing requirements.

        Provision for credit losses.    Provision for credit losses increased by 246.5% from RMB68.3 million in 2015 to RMB237 million (US$34.1 million) in 2016. The increase was in part attributable to the increase in the average outstanding principal balance of on-balance sheet loans during these years. In addition, as we had developed and improved our credit assessment and risk management capabilities as well as enhanced our collection efforts, we expanded our customer base in 2016 to improve our profit, while maintaining credit risks at a reasonable level.

Gross Profit

        We had a gross loss of RMB72.5 million in 2015 and a gross profit of RMB602 million (US$86.7 million) in 2016, whereas our gross margin was negative in 2015 and was 13.9% in 2016. Our gross margin is affected by the mix of our operating revenue between online direct sales and services income and financial services income. Our gross margin significantly increased in 2016, as a significantly greater percentage of our operating revenue was from financial services income in 2016, as compared to 2015. We do not rely on our e-commerce channel to generate gross profit, as the focus of our e-commerce channel is to attract and retain customers and convert them to users of our loan products. Our write-downs to inventory have been properly recorded and were insignificant in 2015 and 2016.

Operating expenses

        Operating expenses increased by 81.9% from RMB325 million in 2015 to RMB591 million (US$85.1 million) in 2016 with increases in all three categories of operating expenses.

        Sales and marketing.    Sales and marketing expenses increased by 54.6% from RMB243 million in 2015 to RMB376 million (US$54.2 million) in 2016. This increase was primarily attributable to an increase of RMB109 million in payroll and related expenses as a result of an increase in the headcount of sales and marketing personnel. We also experienced an increase of RMB9.9 million in advertising and promotion expenses in connection with additional activities to acquire customers and individual investors on Juzi Licai.

        Research and development.    Research and development expenses increased by 214.8% from RMB40.4 million in 2015 to RMB127 million (US$18.3 million) in 2016. The increase was primarily attributable to an increase of RMB70.8 million in payroll and related expenses as a result of an increase in the headcount and salary level of research and development personnel.

        General and administrative.    General and administrative expenses increased by 113.3% from RMB41.0 million in 2015 to RMB87.4 million (US$12.6 million) in 2016. The increase was primarily attributable to an RMB26.7 million increase in payroll and related expenses as a result of an increase in the headcount of general and administrative personnel and an increase in the salary and benefit level for the employees. In addition, there were increases in professional service fees, rental expenses and other general corporate-related expenses as a result of our business growth in 2016.

Interest expense, net

        Interest expense, net was RMB48.3 million (US$7.0 million) in 2016 and RMB1.9 million in 2015. The interest expense accrued on the convertible loans issued in May 2016 amounted to RMB48.7 million (US$7.0 million) in 2016 and will be waived upon automatic conversion of the convertible loans into our ordinary shares upon the completion of this offering.

Change in fair value of financial guarantee derivatives

        Change in fair value of financial guarantee derivatives amounted to negative RMB5.9 million (US$0.9 million) in 2016, which was attributable to the increase in off-balance sheet loans funded by institutional funding partners as a result of an expansion of our funding partnerships with financial institutions in 2016.

Income tax expense

        Income tax benefit was RMB88.9 million in 2015, primarily attributable to the net loss incurred by Shenzhen Fenqile as the management believed that it is more likely than not that the net loss will be utilized in the future five years. Income tax expense was RMB58.3 million (US$8.4 million) in 2016, mainly due to part of the net loss carryforwards from prior years that was utilized as Shenzhen Fenqile generated profit in 2016.

Net loss

        As a result of the foregoing, we recorded a net loss of RMB310 million in 2015 and a net loss of RMB118 million (US$17.0 million) in 2016.

Non-GAAP Financial Measure

        In evaluating our business, we consider and use adjusted net loss, a non-GAAP measure, as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net loss as net loss excluding share-based compensation expenses, interest expense associated with convertible loans and investment-related impairment.

        We present this non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net loss enables our management to assess our operating results without considering the impact of share-based compensation expenses, interest expense associated with convertible loans and investment-related impairment. We also believe that the use of the non-GAAP measure facilitate investors' assessment of our operating performance.

        This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net loss is that it does not reflect all items of income and expense that affect our operations. Share-based compensation expenses, interest expense associated with convertible loans and investment-related impairment have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net loss. Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

        We compensate for these limitations by reconciling the non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

        The following table reconciles our adjusted net loss in 2015 and 2016 to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net loss:

	For the Year Ended December 31,
	2015	2016
	RMB	RMB	US$
	(in thousands)
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(310,194)	(117,939)	(16,988)
Share-based compensation expenses	14,488	23,999	3,456
Interest expense associated with convertible loans	—	48,663	7,009
Investment-related impairment	—	5,635	812

Adjusted net loss	(295,706)	(39,642)	(5,711)

Changes in Financial Position

        The following table sets forth selected information from our consolidated balance sheets as of December 31, 2015 and 2016. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31,
	2015	2016
	RMB	RMB	US$
	(in thousands)
Assets:
Cash and cash equivalents	135,371	479,605	69,077
Restricted cash	26,330	172,870	24,898
Short-term financing receivables, net	2,897,791	6,470,898	932,003
Inventories, net	44,295	107,704	15,513
Long-term financing receivables, net	320,957	1,066,148	153,557
Total assets	3,817,082	8,720,135	1,255,960
Liabilities:
Short-term funding debts	3,159,154	6,968,488	1,003,671
Accrued expenses and other current liabilities	131,236	602,259	86,743
Long-term funding debts	31,080	21,014	3,027
Convertible loans	—	698,179	100,559
Total liabilities	3,623,209	8,706,216	1,253,954
Total mezzanine equity	608,514	625,570	90,101
Total shareholders' deficit	(414,641)	(611,651)	(88,095)

Cash and Cash Equivalents

        Our cash and cash equivalents increased by 254.3% from RMB135.4 million as of December 31, 2015 to RMB479.6 million (US$69.1 million) as of December 31, 2016, primarily due to an increase in cash inflow from operating activities and issuance of convertible loans.

Restricted Cash

        Restricted cash mainly represents (i) cash received from customers but not yet been repaid to investors or received from investors but not yet been remitted to customers, which is not available to fund our general liquidity needs; and (ii) deposits set aside for our partnering commercial banks or certain institutional funding partners in case of customers' defaults.

        Our restricted cash increased by more than five times from RMB26.3 million as of December 31, 2015 to RMB172.9 million (US$24.9 million) as of December 31, 2016, primarily due to the significant increase in transaction volume on Juzi Licai as well as our expansion of funding sources to include more funding partners that request deposits.

Short-term Financing Receivables, Net

        The following table sets forth a breakdown of our short-term financing receivables, net as of December 31, 2015 and 2016:

	As of December 31,
	2015	2016
	RMB	RMB	US$
	(in thousands)
Short-term financing receivables:
Installment purchase loans	1,362,227	1,591,486	229,222
Personal installment loans	1,578,912	5,045,347	726,680
Deferred origination fees	(434)	(15,839)	(2,281)
Total short-term financing receivables	2,940,705	6,620,994	953,621

Allowance for credit loss	(42,914)	(150,096)	(21,618)

Total short-term financing receivables, net	2,897,791	6,470,898	932,003

        Our net short-term financing receivables increased by 123.3% from RMB2,897.8 million as of December 31, 2015 to RMB6,470.9 million (US$932.0 million) as of December 31, 2016, primarily due to a substantial increase associated with on-balance sheet personal installment loans which resulted from the growth of the volume of personal installment loans.

Inventories, Net

        Our net inventories increased by 143.2% from RMB44.3 million as of December 31, 2015 to RMB107.7 million (US$15.5 million) as of December 31, 2016, primarily due to the increasing customer demand of products on our online consumer finance platform, Fenqile.

Long-term Financing Receivables, Net

        The following table sets forth a breakdown of our long-term financing receivables, net as of December 31, 2015 and 2016:

	As of December 31,
	2015	2016
	RMB	RMB	US$
	(in thousands)
Long-term financing receivables:
Installment purchase loans	267,540	269,644	38,837
Personal installment loans	58,170	824,985	118,822
Deferred origination fees	—	(3,751)	(540)
Total long-term financing receivables	325,710	1,090,878	157,119

Allowance for credit loss	(4,753)	(24,730)	(3,562)

Total long-term financing receivables, net	320,957	1,066,148	153,557

        Our net long-term financing receivables increased by 232.2% from RMB321.0 million as of December 31, 2015 to RMB1,066.1 million (US$153.6 million) as of December 31, 2016, primarily due to a substantial increase associated with on-balance sheet personal installment loans which resulted from the growth of the volume of personal installment loans.

Short-term Funding Debts

        Short-term funding debts increased by 120.6% from RMB3,159.2 million as of December 31, 2015 to RMB6,968.5 million (US$1,003.7 million) as of December 31, 2016, primarily due to the expansion of on-balance sheet funding sources to include more individual investors on Juzi Licai and various institutional funding partners.

Accrued Expenses and Other Current Liabilities

        Accrued expenses and other current liabilities increased by 358.9% from RMB131.2 million as of December 31, 2015 to RMB602.3 million (US$86.7 million) as of December 31, 2016, primarily due to an increase in funds payable to institutional funding partners, accrued payroll and welfare and tax payable.

Convertible Loans

        Convertible loans represented the US$100 million convertible loans we issued to four investors in May 2016 with compounding interest at 12% per annum, maturing two years after the issuance. See "—Liquidity and Capital Resources—Convertible Loans" for more information.

Taxation

Cayman Islands

        We are an exempted company incorporated in the Cayman Islands. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

        Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at a rate of 16.5%. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from the Hong Kong subsidiary during the periods presented. Hong Kong does not impose a withholding tax on dividends.

China

        Generally, our PRC subsidiaries, variable interest entities and their subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

        During 2015 and 2016, our online direct sales revenue from sales of electronic products, home appliance products and general merchandise products were subject to a 17% value-added tax, and our financial services income from services to our customers in the PRC was subject to a 6% value-added tax.

        Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See "Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business."

        If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a "resident enterprise" under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See "Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders."

        We intend to indefinitely reinvest all the undistributed earnings of our variable interest entities and their subsidiaries incorporated in the PRC and do not plan to have our PRC subsidiary distribute any dividend. Therefore, no withholding tax is expected to be incurred in the foreseeable future. Accordingly, no income tax was accrued on the undistributed earnings of our PRC subsidiary variable interest entities or their subsidiaries as of December 31, 2015 and 2016. As of December 31, 2015 and 2016, our PRC subsidiary was still in the accumulated deficit position.

Liquidity and Capital Resources

        To date, we have financed our operations primarily through cash generated by operating activities, the funding provided by individual investors on Juzi Licai and by institutional funding partners, the issuance of preferred shares in private placements, issuance of convertible loans and asset-backed securities. As of December 31, 2015 and December 31, 2016, we had RMB135 million and RMB480 million (US$69.1 million), respectively, in cash and cash equivalents. Our cash and cash equivalents solely consist of cash on hand. We believe that our current cash and cash equivalents and our anticipated cash flows from operations and financing activities will be sufficient to meet our anticipated working capital requirements and capital expenditures for the 12 months following this offering. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible loans would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

        Although we consolidate the results of our consolidated variable interest entities, we only have access to cash balances or future earnings of our consolidated variable interest entities through our contractual arrangements with them. See "Corporate History and Structure." For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see "—Holding Company Structure."

        As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiaries in China only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiaries in China may provide Renminbi funding to their respective subsidiaries through capital contributions and entrusted loans, and to our consolidated variable interest entities only through entrusted loans. See "Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business" and "Use of Proceeds."

Funding debts

        Liabilities to individual investors on Juzi Licai.    We offer individual investors on Juzi Licai various investment programs. As of December 31, 2015 and 2016, the terms of those programs were all within 12 months with weighted average interest rates of 9.8% and 8.3%, respectively. As of December 31, 2015 and 2016, individual investors on Juzi Licai funded an aggregate amount of RMB2,237 million and RMB5,331 million (US$768 million), respectively, in our outstanding financing receivables.

        Liabilities to institutional funding partners.    As part of our arrangement with institutional funding partners, we typically agree on an aggregate amount of funds to be provided, the maximum credit limit given to an individual customer, the maximum borrowing term and an annualized interest rate. These liabilities will mature between September 2017 and November 2018, and had weighted average interest rates of 10.7% and 8.3% as of December 31, 2015 and 2016, respectively. As of December 31, 2015 and 2016, institutional funding partners funded an aggregate amount of RMB718 million and RMB1,303 million (US$188 million) in our outstanding financing receivables, respectively.

        The weighted average interest rates of the liabilities to individual investors and to institutional funding partners decreased in 2016, primarily due to the increased competition among our funding sources as we continued to expand our funding partnerships and increase the number of individual investors, as well as increased market recognition of the quality of our loan assets.

        Asset-backed securitized debts.    In December 2015, we, through Shenzhen Fenqile, created an asset-backed securitization program. Interest payments began in January 2016 and are payable quarterly through January 2017. Beginning in January 2017, monthly payments consist of both principal and interest with a final maturity of January 2018. The assets securitized under the ABS program are not available to our creditors. In addition, the investors of the ABS program have no recourse against our assets.

        The following table summarizes our outstanding funding debts on our consolidated balance sheets as of December 31, 2015 and 2016, respectively:

	As of December 31,
	2015	2016
	RMB	RMB	US$
	(in thousands)
Short-term:
Liabilities to individual investors on Juzi Licai	2,278,692	5,537,031	797,498
Liabilities to institutional funding partners	880,462	1,275,643	183,731
Asset-backed securitized debts	—	155,814	22,442

Total short-term funding debts	3,159,154	6,968,488	1,003,671

Long-term:
Liabilities to institutional funding partners	31,080	21,014	3,027

Total long-term funding debts	31,080	21,014	3,027

        The following table summarizes the remaining contractual maturity dates of our funding debts on our consolidated balance sheet as of December 31, 2016 and associated interest payments.

	1 - 12 months	13 - 24 months	25 - 36 months	37 - 48 months	49 - 60 months	Total
	(RMB in thousands)
Liabilities to individual investors—Juzi Licai	5,537,031	—	—	—	—	5,537,031
Liabilities to institutional funding partners	1,275,643	21,014	—	—	—	1,296,657
Asset-backed securitized debts	155,814	—	—	—	—	155,814

Total funding debts	6,998,488	21,014	—	—	—	6,989,502

Interest payments(1)	362,406	636	—	—	—	363,042

Total interest payments	362,406	636	—	—	—	363,042

(1)
Interest payments with variable interest rates are calculated using the interest rate as of December 31, 2016.

Convertible loans

        In May 2016, we issued convertible loans in the aggregated principal amount of US$100 million to four investors with compounding interest at 12% per annum, maturing two years after the issuance. Under the convertible loan agreements, the holders of the convertible loans may (i) convert the outstanding principal of the convertible loans into a fixed percentage of the equity interest in Shenzhen Fenqile, one of our variable interest entities, or (ii) convert the outstanding principal of the convertible loans into a fixed number of shares of our series C convertible redeemable preferred shares at a conversion price per share of US$2.5105. Accrued interests will be waived if the investors elect to exercise any of the conversion options. Convertible loans in the principal amount of US$15 million were issued by our Cayman Islands holding company and convertible loans in the principal amount of US$85 million were issued by Shenzhen Fenqile. See also "Description of Share Capital—History of Securities Issuances."

Accounts payable and inventories

        Our accounts payable primarily include accounts payable to suppliers (except for JD.com, our related party, the payables to which were recorded as amounts due to related parties) associated with our online direct sales on Fenqile. As of December 31, 2015 and 2016, our accounts payable amounted to RMB30.8 million and RMB72.7 million (US$10.5 million), respectively. These increases reflected a significant growth in our sales volumes and scale of operations for our e-commerce business and the related increase in products sourced from our suppliers. The turnover days of our accounts payable and payables to JD.com for our online direct sales were 16.2 days in 2015 and 23.2 days in 2016. The turnover days of our accounts payable and payables to JD.com for a given period are equal to the average balance of our accounts payable and payables to JD.com at the beginning and the end of the period divided by total cost of revenues during the period and multiplied by the number of days during the period.

        Our net inventories have increased from RMB44.3 million as of December 31, 2015 to RMB108 million (US$15.5 million) as of December 31, 2016. The increase reflected the additional inventory required to support our substantially expanded sales volumes. Our inventory turnover days were 4.5 days in 2015 and 9.5 days in 2016. Inventory turnover days for a given period equal average inventory balances at the beginning and the end of the period divided by total cost of revenues during the period and then multiplied by the number of days during the period. Our inventory balances will fluctuate over time due to a number of factors, including expansion in our product selection and changes in our product mix.

Cash Flows

        The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2015	2016
	RMB	RMB	US$
	(in thousands)
Net cash (used in)/provided by operating activities	(1,485,106)	379,839	54,705
Net cash used in investing activities	(1,587,645)	(4,502,270)	(648,461)
Net cash provided by financing activities	3,031,864	4,459,947	642,365
Net (decrease)/increase in cash and cash equivalents	(26,213)	344,234	49,580
Cash and cash equivalents at beginning of the year	161,584	135,371	19,497
Cash and cash equivalents at end of the year	135,371	479,605	69,077

  Operating Activities

        Net cash provided by operating activities was RMB380 million (US$54.7 million) in 2016. In 2016, the difference between net cash provided by operating activities and our net loss of RMB118 million (US$17.0 million) resulted from certain non-cash expenses, including principally provision for credit losses of RMB237 million (US$34.1 million), deferred income tax of RMB47.1 million (US$6.8 million), accrued convertible loans interest expense of RMB45.3 million (US$6.5 million) and changes in certain working capital accounts. Changes in the working capital accounts mainly included an increase in accrued expenses and other liabilities of RMB460 million (US$66.2 million), an increase in accrued interest payable of RMB66.8 million (US$9.6 million), partially offset by an increase in financing receivables related to online direct sales of RMB253.7 million (US$36.5 million), a decrease in amounts due to related parties of RMB84.4 million (US$12.2 million) and an increase in inventory of RMB65.1 million (US$9.4 million). The increase in financing receivables related to online direct sales was primarily due to an increase in our outstanding principal balance of installment purchase loans, which was in line with the significant increase in the transaction volume. The increase in accrued expenses and other liabilities was attributable to the increase of funds payable to institutional funding partners, accrued payroll and welfare, tax payable, guarantee liabilities at fair value and payable to third-party sellers. The increase in accrued interest payable was in line with the increase of funding debts. The decrease in amounts due to related parties primarily reflected a decrease in amounts due to JD.com as we developed more diversified supply channels. The increase in inventory was in line with the significant increase of online direct sales transaction volume.

        Net cash used in operating activities was RMB1,485 million in 2015. In 2015, the difference between net cash used in operating activities and our net loss of RMB310 million primarily resulted from certain non-cash expenses and deferred income tax benefit, including principally provision for credit losses of RMB68.3 million, deferred income tax of RMB89.5 million, and changes in certain working capital accounts. Changes in the working capital accounts mainly included an increase in financing receivables related to online direct sales of RMB1,313 million and an increase in prepaid expenses and other current assets of RMB210 million, partially offset by an increase in amounts due to related parties of RMB177 million, an increase in accrued expenses and other current liabilities of RMB100 million and an increase in accrued interest payable of RMB64.3 million. The increase in financing receivables related to online direct sales was primarily due to an increase in our outstanding principal balance of installment purchase loans, which was in line with the significant increase in the transaction volume. The increase in amounts due to related parties was primarily attributed to the increase in inventory balance. The increase in prepaid expenses and other current assets was mainly due to the increase in receivables from third-party online payment service providers, prepayment to inventory suppliers and prepaid input value-added tax. The increase in accrued expenses and other current liabilities was mainly due to the increase in accrued payroll and welfare and tax payable. The increase in accrued interest payable was in line with the increase of funding debts.

  Investing Activities

        Net cash used in investing activities was RMB4,502 million (US$648 million) in 2016, which was primarily attributable to financing receivables originated (excluding receivables related to online direct sales) of RMB12,004 million (US$1,729 million), partially offset by proceeds provided by principal collections on financing receivables and recoveries (excluding receivables related to online direct sales) of RMB7,703 million (US$1,109 million).

        Net cash used in investing activities was RMB1,588 million in 2015, which was primarily attributable to proceeds used in financing receivables originated (excluding receivables related to online direct sales) of RMB3,252 million, partially offset by proceeds provided by principal collections on financing receivables and recoveries (excluding receivables related to online direct sales) of RMB1,651 million.

  Financing Activities

        Net cash provided by financing activities was RMB4,460 million (US$642 million) in 2016, which was primarily attributable to proceeds from funding debts of RMB15,432 million (US$2,223 million), proceeds from issuances of convertible loans of RMB655 million (US$94.3 million), and proceeds from financial institution borrowings of RMB80.0 million (US$11.5 million), which were partially offset by principal payments on funding debts of RMB11,590 million (US$1,669 million) and repurchase of preferred shares of RMB87.9 million (US$12.7 million).

        Net cash provided by financing activities was RMB3,032 million in 2015, which was primarily attributable to proceeds from funding debts of RMB5,752 million and proceeds from issuance of preferred shares of RMB203 million, partially offset by principal payments on funding debts of RMB2,865 million.

Capital Expenditures

        We incurred capital expenditures of RMB10.4 million and RMB32.1 million (US$4.6 million) in 2015 and 2016, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment and software. Our capital expenditures for 2017 are expected to be approximately RMB57.8 million (US$5.8 million), consisting primarily of expenditures related to the expansion and enhancement of our IT infrastructure. We will continue to incur capital expenditures to meet the expected growth of our business.

Contractual Obligations

        The following table sets forth our contractual obligations, including interest payments, as of December 31, 2016:

	Payment Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(RMB in thousands)
Contractual Obligations:
Debts obligations	8,246,628	7,404,123	842,505	—	—
Funding debts	7,352,544	7,330,894	21,650	—	—
Short-term and long-term borrowings	75,023	73,229	1,794	—	—
Convertible loans	819,061	—	819,061	—	—
Operating lease obligations	128,257	33,093	56,087	39,077	—

Total	8,374,885	7,437,216	898,592	39,077	—

        Our operating lease obligations relate to our leases of office premises.

        Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2016.

Off-Balance Sheet Commitments and Arrangements

        We provide services in connection with off-balance sheet loans, including account maintenance, collection and payment processing from customer and distributions to certain institutional funding partners. We are obligated to compensate the funding partners for the principal and interest repayment of loans in the event of a customer default. We also provide full interest repayment according to the terms of the loan in the event that a customer makes an early repayment of the loan to the funding partners. Therefore, we effectively provide guarantees to the funding partners against the credit risk and prepayment risk. See "—Critical Accounting Policies—On- and off-balance sheet treatment of loans—Off-balance sheet: Loans funded by certain other institutional funding partners, such as commercial banks—Guarantee liabilities."

Holding Company Structure

        LexinFintech Holdings Ltd. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary, our variable interest entities and their subsidiaries in China. As a result, LexinFintech Holdings Ltd.'s ability to pay dividends depends upon dividends paid by our PRC subsidiary. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary, our variable interest entities and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our variable interest entity may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

        Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015 and December 2016 were increases of 1.6% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

        All of our revenues and substantially all of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

        The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Between June 2010 and August 2015, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again. Since August 2015, the RMB has significantly depreciated against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

        To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

        We estimate that we will receive net proceeds of approximately US$             million from this offering if the underwriters do not exercise their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$ per ADS, the midpoint of the estimated initial public offering price range shown on the cover page of this prospectus. Assuming that we convert the full amount of the net proceeds from this offering into RMB, a 10% appreciation of the U.S. dollar against the RMB, from the exchange rate of RMB6.9430 for US$1.00 as of December 30, 2016 to a rate of RMB to US$1.00, will result in an increase of RMB million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the RMB, from the exchange rate of RMB6.9430 for US$1.00 as of December 30, 2016 to a rate of RMB to US$1.00, will result in a decrease of RMB            million in our net proceeds from this offering.

Interest Rate Risk

        We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

        The fluctuation of interest rates may affect the demand for loan services on our platform. For example, a decrease in interest rates may cause potential customers to seek lower-priced loans from other channels. A high interest rate environment may lead to an increase in competing investment options and dampen investors' desire to invest on our platform. We do not expect that the fluctuation of interest rates will have a material impact on our financial condition. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future. See "Risk Factors—Risks Related to Our Business and Industry—Fluctuations in interest rates could negatively affect our business."

        After completion of this offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Internal Control Over Financial Reporting

        Prior to this offering, we have been a private company with limited accounting personnel and other resources with which we address our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2015 and 2016, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

        The material weakness that has been identified relates to our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting controls and procedures to address complex U.S. GAAP technical accounting issues, and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. The material weakness, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

        We have implemented and plan to implement a number of measures to address the material weakness that has been identified in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2015 and 2016. We have hired additional qualified financial and accounting staff with working experience of U.S. GAAP and SEC reporting requirements, including our chief financial officer and senior financial director. We have also implemented new financial software to improve visibility of data, journal entries and closing and reporting process controls. Furthermore, we will continue to further expedite and streamline our reporting process and develop our compliance process, including establishing a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential compliance issues. We intend to conduct regular and continuous U.S. GAAP accounting and financial reporting programs and send our financial staff to attend external U.S. GAAP training courses. We also intend to hire additional resources to strengthen the financial reporting function and set up a financial and system control framework. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See "Risk Factors—Risks Related to Our Business and Industry—In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2015 and 2016, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud."

        As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting.

Critical Accounting Policies

On-and off-balance sheet treatment of loans

        Financing receivables are measured at amortized cost and reported on our consolidated balance sheets at outstanding principal balance adjusted for any charge-offs, the allowance for credit losses, and deferred fees on originated financing receivables.

        With respect to our financing receivables, our main funding sources include the proceeds from individual investors on Juzi Licai, institutional funding partners and the issuance of our ABS program. The accounting treatment of assets, liabilities and revenues arising from the loans we originate varies, depending primarily on whether we are considered the primary obligor in the lending relationship.

  On-balance sheet: Loans funded by individual investors on Juzi Licai and certain institutional funding partners

        Financing receivables.    With respect to the loans funded by individual investors through Juzi Licai and certain institutional funding partners, our role in the lending relationship includes:

  (i)
  collecting the investment principal from individual investors or institutional funding partners and lending the funds to customers; and

  (ii)
  collecting monthly repayments from the customers and repaying the individual investors or institutional funding partners according to the terms, such as interest rate and scheduled repayment dates, of the applicable investment programs between the individual investors and us or agreements between institutional funding partners and us.

        The terms of the underlying loan agreements between the individual investors or institutional funding partners and our customers do not necessarily match the terms of the investment programs or agreements between the individual investors or institutional funding partners and us. The mismatch is mainly due to the fact that some individual investors or institutional funding partners may invest in the programs that have shorter investment periods than the terms of the underlying loan agreements. Depending on the type of investment programs the individual investors choose or the investment agreements the institutional funding partners enter into with us, the investing periods could be as short as one week and as long as 36 months. Pursuant to the investment programs or agreements, the individual investors or institutional funding partners agree on a rate of return with us that is normally lower than the coupon interest rate stipulated in the underlying loan agreement, given the shorter periods we provide. Given that the terms of those investment programs or agreements drive the return of the investments, we conclude that we have liabilities to the individual investors or institutional funding partners when the underlying loans are funded. Accordingly, we are considered the primary obligor in the lending relationship and therefore record the liabilities to these funding sources on our consolidated balance sheets. We considered that the financing receivables would not be settled or extinguished when customers enter into underlying loan agreements with these individual investors or institutional funding partners. Therefore, we continue to account for the financing receivables over the terms of the relevant loans.

        Revenue recognition: interest and financial services income.    We generate interest and financial services income earned on on-balance sheet loans. Interest and financial services income is amortized over the terms of financing receivables using the effective interest method. Origination fees collected on the first repayment date, which is one month after the origination are recorded as a component of financing receivables on our consolidated balance sheets. Deferred origination fees are recognized over the terms of personal installment loans. Direct origination costs include costs directly attributable to the origination of financing receivables, including vendor costs and personnel costs directly related to the time spent by those individuals performing activities related to the origination of financing receivables. In light of the credit risk characteristics of our customers and the relatively small amount of each individual financing receivable, we determined that direct origination costs incurred for the origination of individual financing receivables are insignificant and expensed as incurred and recorded in "processing and servicing cost" in the consolidated statements of operations. Interest and financial services income is not recorded when reasonable doubt exists as to the full, timely collection of interest or principal.

  Off-balance sheet: Loans funded by certain other institutional funding partners, such as certain commercial banks

        Financing receivables.    With respect to the loans funded by certain other institutional funding partners, such as certain third-party commercial banks, each underlying loan and customer must be approved by the funding partners. Once a loan is approved and funded by the funding partner, the funds are provided by the funding partner to the customer and a lending relationship between the customer and the funding partner is established by way of a loan agreement. The funds can only be used to settle the installment purchase loans or personal installment loans we have provided to the customer. We effectively offer loan facilitation and matching services to the customers who have credit needs and these funding partners who fund the loans directly to the customers referred by us. We continue to provide account maintenance, collection and payment processing services to the customers over the term of the loan agreement. At the same time, we are obligated to compensate these funding partners for the principal and interest repayment of loans in the event of a customer default. We also provide full interest repayment according to the terms of the loan in the event that a customer makes an early repayment of the loan. We have determined that we are not the legal lender or borrower in the loan origination and repayment process. Accordingly, we do not record financing receivables arising from these loans or loans payable to these funding partners. We consider that the financing receivables arising from installment purchase loans or personal installment loans previously provided to the customers were settled and extinguished when the funds are received.

        Guarantee liabilities.    With respect to off-balance sheet loans, we are obligated to compensate these funding partners for the principal and interest repayment of loans in the event of a customer default. We also provide full interest repayment according to the terms of the loan in the event that a customer makes an early repayment of the loan. Therefore, we effectively provide a financial guarantee to these funding partners against the credit risk and prepayment risk.

        In order to determine the accounting treatment of such protection mechanism, we considered the criteria of scope exception under ASC 815-10-15-58. In order to qualify for this scope exception, the financial guarantee contracts must meet all of the following three criteria: (a) the financial guarantee contracts provide for payments to be made solely to reimburse the guaranteed party for failure of the debtor to satisfy its required payment obligations either at prescriptive payment dates or accelerated payment dates as a result of the occurrence of an event of default or notice of acceleration being made to the debtor by the creditor; (b) payment be made only if the debtor's obligation to make payments as a result of conditions as described in (a) is past due; and (c) the guaranteed party is, as a precondition in the contract for receiving payment of any claim under the guarantee, exposed to the risk of non-payment both at inception and throughout its term either through direct legal ownership or through a back-to-back arrangement.

        As the guarantee we provide to these funding partners does not solely reimburse them for failure of the customers to satisfy required payment obligations, but also the future interest in the event of an early repayment by a customer, the scope exception under ASC 815-10-15-58(a) is not met. Therefore, these contracts are accounted for as a derivative under ASC Topic 815, Derivatives and Hedging, and are recognized on our consolidated balance sheets as either assets or liabilities and recorded at fair value.

        Derivative assets and liabilities within the scope of ASC 815 are required to be recorded at fair value at inception and re-measured at fair value on an ongoing basis in accordance with ASC Topic 820, Fair Value Measurement. Therefore, the financial guarantee derivatives will be subsequently marked to market at the end of each reporting period with gains and losses recognized as change in fair value of financial guarantee derivatives. The estimated fair value of the financial guarantee derivatives is determined based on a discounted cash flow model, with reference to the estimates of cumulative default rate, cumulative prepayment rate, margins on cost of comparable companies and discount rates, using industry standard valuation techniques.

        Revenue recognition: loan facilitation and servicing fees.    With respect to off-balance sheet loans, we earn loan facilitation and servicing fees from the customers. We provide intermediary services to both the customers and the funding partners, including (1) loan facilitation and matching services, (2) post-origination services (i.e. account maintenance, collection, and payment processing). We also provide a financial guarantee to the funding partners and determine that the financial guarantee is within the scope of ASC 815 Derivatives and Hedging and recorded it at fair value at inception, with the remaining consideration recognized as revenues under ASC 605-25.

        Under the off-balance sheet loan arrangements, fees for loan facilitation and matching services and post-origination services are charged and collected through deduction from the monthly repayment from the customers to the funding partners, and no fees are collected upfront. While the loan matching and facilitation services are rendered upfront, the amount allocable to these services based on relative selling prices is limited to nil under ASC 605-25-30-5, because all fees are contingent on ongoing servicing as well as the customer not prepaying. In considering that, the revenue is recognized each month when the fee is received over the terms of the loans as the monthly repayments occur in line with the resolution of the contingency.

  On-balance sheet: Asset-backed securitization

        Financing receivables.    With respect to loans funded by ABSs issued by our securitization vehicle, the securitization vehicle is considered our consolidated variable interest entity based upon applicable accounting guidance. The receivables remain with us and are recorded as "financing receivables, net" in our consolidated balance sheets.

        Revenue recognition: interest and financial services income.    We recognize interest and financial services income over the terms of these receivables using the effective interest rate method. The proceeds from investors are recorded as funding debts. Origination fees associated with these on-balance sheet loans are deferred and recognized as adjustments to interest and financial services income over the terms of the relevant loans.

Online direct sales

        We engage in online direct sales of products and services on our e-commerce channel on Fenqile. We have considered whether we should report the gross amount of product sales and related cost or the net amount earned as commissions by assessing all indicators set forth in ASC subtopic 605-45. Consistent with the criteria set out by ASC Topic 605, Revenue Recognition, we recognize revenues when the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

        For arrangements where we are the primary obligor (that is, we are primarily responsible for fulfilling the promise to provide the good or service, are subject to inventory risk, and have latitude in establishing prices and selecting suppliers), revenues are recorded on a gross basis. Otherwise, revenues are recorded on a net basis as services and others. For online direct sales for which we are considered the principal, we recognize revenue net of discounts and return allowances when the products are delivered and title passes to customers. Return allowances, which reduce net revenues, are estimated based on historical experiences.

        For these transactions, we generate financing receivables due from the customers who place orders. The online direct sales revenues and related financing receivables are recorded at present value of the contractual cash flows when the above revenue recognition criteria are met.

        Revenue is recorded net of value-added tax and related surcharges.

Provision for credit losses

        We evaluate the creditworthiness and collectability of our financing receivable portfolio mainly based on delinquency levels and historical charge-offs of the financing receivables using an established systematic process on a pooled basis within respective credit risk levels. We consider location, education background, income level, outstanding external borrowings, and external credit references when assigning customers into different credit risk levels. Also, the financing receivable portfolio within each credit risk level consists of individually small amount of installment purchase loans and personal installment loans. In the consideration of above factors, we determine that the entire financing receivable portfolio within each credit risk level is homogenous with similar credit characteristics.

        The provision for credit losses is calculated separately for financing receivables within each credit risk level, taking into considerations of those financing receivables with flexible repayment options. For each credit risk level, we estimate the expected credit losses rate based on delinquency status of the financing receivables within that level: current, 1 to 29, 30 to 59, 60 to 89, 90 to 119, 120 to 149, 150 to 179 calendar days past due. These loss rates in each delinquency status are based on average historical loss rates of financing receivables associated with each of the abovementioned delinquency categories. The expected loss rate of each risk level will be applied to the outstanding loan balances within that level to determine the allowance for credit loss for each reporting period. In addition, we consider other general economic conditions, if any, when determining the provision for credit losses.

Accrued interest receivable

        Accrued interest income on financing receivables is calculated based on the contractual interest rate of the loan and recorded as interest and financial services income as earned. Financing receivables are placed on non-accrual status upon reaching 90 days past due. When a financing receivable is placed on non-accrual status, we cease to accrue interest and reverse all accrued but unpaid interest as of such date.

Nonaccrual financing receivables and charged-off financing receivables

        We consider a financing receivable to be delinquent when any monthly payment is one day past due. When we determine it is probable that we will be unable to collect additional principal amount on the receivables, the remaining unpaid principal balance is charged off against the allowance for credit losses. Generally, charge-offs occur after the 180th day of delinquency. Interest and financial services income for nonaccrual financing receivables is recognized on a cash basis. Cash receipt of non-accrual financing receivables will be first applied to any unpaid principal and late payment fees, if any, before recognizing interest and financial services income.

Share-based compensation

        All share-based incentive awards to employees and directors, such as share options, are measured at the grant date based on the fair value of the awards. Share-based compensation, net of estimated forfeitures, is recognized as expenses on a straight-line basis over the vesting period, which is generally over four years. Given the exercise price of each share option is US$0.0001, we use the intrinsic value (approximately the fair value of each of our ordinary share) on the grant date to estimate the fair value of the options. Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option and record share-based compensation expenses only for those awards that are expected to vest.

Fair Value of Ordinary Shares

        Prior to this offering, we have been a private company with no quoted market prices for our ordinary shares. We therefore need to make estimates of the fair value of our ordinary shares at various dates for the purposes of (i) at the date of issuance of convertible instruments as one of the inputs in determining the intrinsic value of the beneficial conversion feature; and (ii) at the date of grant of a share-based compensation award as the only input to determine the grant date fair value of the award.

        The following table sets forth the fair value of our ordinary shares estimated at different times with the assistance from an independent valuation firm. The valuation was performed on retrospective basis, instead of contemporaneous basis because, at that time of valuation, our limited financial and human resources were principally focused on business development efforts.

Date	Fair Value per Share	Discount Rate	DLOM	Purpose of Valuation
	US$
July 18, 2014	0.032	40.0%	45.0%	To determine potential beneficial conversion feature in connection with the issuance of Series A-1 and Series A-2 preferred shares
November 10, 2014	0.313	30.0%	40.0%	To determine potential beneficial conversion feature in connection with the issuance of Series B-1 and Series B-2 preferred shares
March 13, 2015	0.357	28.0%	35.0%	To determine potential beneficial conversion feature in connection with Series B-2 preferred shares
July 1, 2015	0.504	28.0%	25.0%	Share option grant
December 31, 2015	1.184	26.0%	20.0%	Share option grant
May 26, 2016	1.397	26.0%	20.0%	Share option grant
November 1, 2016	3.465	21.0%	15.0%	Share option grant

        In determining the fair value of our ordinary shares, we applied the income approach/discounted cash flow analysis as primary approach based on our projected cash flow using our best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

        We also applied back-solve method as a secondary method to check the reasonableness of our valuation results developed by the income approach. The back-solve method takes into consideration of the rights and preferences of each class of equity and solves for the total equity value that is comparable with a recent transaction involving our securities. The method was used when we were in the early stage of development and completed financing transactions with investors on arm's length basis. When we entered into the later stage of development and started generating profits, we used guideline companies method and referred to forward price-earnings multiple of guideline companies to check the reasonableness of our valuation results.

        The discounted cash flow method of the income approach involves applying appropriate discount rates to discount the forecasted future cash flows to the present value. In determining an appropriate discount rate, we have considered the cost of equity and the rate of return expected by venture capitalists, or VCR.

        Cost of Equity.    We calculated the cost of equity of the business as of the valuation dates using the capital asset pricing model, or CAPM, the most commonly adopted method for estimating the required rate of return for equity. Under CAPM, the cost of equity is determined with consideration of, the risk-free rate, systematic risk, equity market premium, size of our company, the scale of our business and our ability in achieving forecasted projections. In deriving the cost of equity, certain publicly traded companies involving consumer finance were selected for reference as our guideline companies. To reflect the operating environment in China and the general sentiment in the U.S. capital markets towards the consumer finance, the guideline companies were selected with consideration of the following factors: (i) the guideline companies should provide similar services, and (ii) the guideline companies should either have their principal operations in Asia Pacific region, as we operate in China, and/or are publicly listed companies in the United States as we plans to list our shares in the United States.

        VCR.    The expected return from venture capitalists for investing in our company when we were in expansion stage ranges from 30% to 50%. As we progress through an early stage of development towards this offering, the expected return from venture capitalists for investing in our company gradually declines, which generally range from 20% to 30%.

        After considering the cost of equity, VCR, the relative risk of the industry and the characteristics of our company, we used a discount rate of 40% as of the valuation dates in July 2014 and 21% as of November 2016.

        We also applied a discount for lack of marketability, or DLOM, ranging from 45% to 15%, to reflect the fact that there is no ready market for shares in a closely-held company like us. When determining the DLOM, the Black-Scholes option pricing model was used. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. This option pricing method was used because it takes into account certain company-specific factors, including the timing of the expected initial public offering and the volatility of the share price of the guideline companies engaged in the same industry.

        The increase in the fair value of our ordinary shares from US$0.032 per share as of July 18, 2014 to US$0.313 per share as of November 10, 2014 was primarily attributable to continuous organic growth of our business, the decrease of the discount rate from 40% as of July 18, 2014 to 30% as of November 10, 2014 and raise of additional capital by issuance of our preferred shares. The decrease in the discount rate was due to increased investors' confidence in our business prospects and a corresponding decrease of their required rate of return.

        The increase in the fair value of our ordinary shares from US$0.313 per share as of November 10, 2014 to US$0.357 per share as of March 13, 2015 and further to US$0.504 as of July 1, 2015 was primarily attributable to the continuous organic growth of our business, a decrease of the discount rate from 30% as of November 10, 2014 to 28% as of March 13, 2015 and as of July 1, 2015, and a decrease in the discount for lack of marketability from 40% as of November 10, 2014 to 25% as of July 1, 2015. The decrease in discount rate was due to the substantial progress both in our business development and the hire of key management personnel, which result in a decrease of uncertainties associated with our financial forecasts. The decrease in the discount lack of marketability was due to the increased likelihood of a successful initial public offering of our securities.

        The increase in the fair value of our ordinary shares from US$0.504 as of July 1, 2015 to US$1.184 per share as of December 31, 2015 and further to US$1.397 as of May 26, 2016 was primarily attributable to the continuous organic growth of our business and reduced uncertainties associate with our financial forecasts and increased shareholders' confidence in our business prospect due to a convertible bond offering.

        The increase in the fair value of our ordinary shares from US$1.397 as of May 26, 2016 to US$3.465 per share as of November 1, 2016 was primarily attributable to the continuous organic growth of our business, a decrease in small size premium and a decrease in the discount rate from 26% as of May 26, 2016 to 21% as of November 1, 2016. The decrease in discount rate was due to improved operating results and increased shareholders' confidence.

Recent Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board, or FASB, issued, ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." The guidance substantially converges final standards on revenue recognition between FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all existing revenue recognition guidance, including industry-specific guidance, in current U.S. GAAP. In August 2015, FASB issued its final standard formally amending the effective date of the new revenue recognition guidance. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We are currently evaluating the impact of the adoption on our consolidated financial statements.

        In January 2016, FASB issued ASU 2016-01 (Subtopic 825-10), Financial Instruments—Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The new guidance will impact the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, FASB clarified the need for a valuation allowance on deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The accounting for other financial instruments, such as loans, investments in debt securities, and financial liabilities not under the fair value option is largely unchanged. The standard is effective for companies for annual periods (and interim periods within those annual periods) beginning after December 15, 2017. We are currently evaluating the method of adoption and the impact ASU 2016-01 will have on our consolidated financial statements.

        In February 2016, FASB issued ASU 2016-02 (Topic 842), Leases, which requires that a lessee should recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expenses for such leases generally on a straight-line basis over the lease term. ASU 2016-02 is effective for fiscal years and interim periods within those years beginning after

December 15, 2018. Early adoption is permitted. We are currently evaluating the method of adoption and the impact ASU 2016-02 will have on our consolidated financial statements, but expect that most existing operating lease commitments will be recognized as operating lease obligations and right-of-use assets as a result of adoption.

        In March 2016, FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendments in this ASU simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments will be effective for annual and interim periods beginning after December 15, 2016. We do not expect a significant impact on our consolidated financial statements from the amendments.

        In June 2016, FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective on January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a group is required to recognize an allowance based on its estimate of expected credit loss. We are currently evaluating the impact of this new guidance on our consolidated financial statements.

        In August 2016, FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 provides guidance for targeted changes with respect to how cash receipts and cash payments are classified in the statements of cash flows, with the objective of reducing diversity in practice. ASU 2016-15 is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted. We are in the process of evaluating the impact of this accounting standard update on our consolidated statements of cash flows.

        In November 2016, FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) ("ASU 2016-18"). This ASU affects all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update will become effective for fiscal years beginning after December 15, 2017, and interim periods within fiscal years beginning after December 15, 2018, and early adoption is permitted in any interim or annual period. We are currently evaluating the impact of this guidance on our consolidated financial statements.

INDUSTRY OVERVIEW

China's Private Consumption Market and Online Consumer Finance Market

        Private consumption in China is growing rapidly, allowing for the rapid development of the online consumer finance market. Private consumption grew steadily at a CAGR of 9.5% between 2010 and 2015, and is expected to continue its strong growth momentum in the future and to increase to RMB32 trillion by the end of 2020 (US$4.6 trillion), according to Oliver Wyman.

        The growth of private consumption in China is driven by a number of factors, including:

  •
  the continued growth of GDP, increasing urbanization and rising disposable income in China;

  •
  economic structural reform and rebalancing towards a consumption-driven economy; and

  •
  deeper mobile and internet penetration, which allows for more convenient access to a wide selection of consumer goods.

Consumption growth drives expansion of the consumer finance market

        The growth in private consumption has translated into the rapid growth of the consumer finance market in China in recent years. The consumer finance market is defined as the market providing personal loans for consumption purposes, excluding mortgages and auto loans. This market includes credit card loans and advances, e-commerce credit offerings, and online consumer finance products. According to Oliver Wyman, the outstanding loan balance of the consumer finance market in China increased from RMB3,355 billion (US$483 billion) at the end of 2014 to RMB5,618 billion (US$809 billion) at the end of 2016, representing a CAGR of 29.4%, and is projected to further grow to RMB11,010 billion (US$1,586 billion) by the end of 2020, representing a CAGR of 18.3%.

Outstanding Loan Balance of China's Consumer Finance Market

        Despite growing consumption levels, the consumer finance market in China is still highly underdeveloped and underpenetrated. According to Oliver Wyman, in 2016, the ratio of the balance of China's overall unsecured consumer loans to the GDP was 9%, compared to 15% in the United States, the per capita outstanding consumer finance loan in China (excluding mortgages) was RMB4,082 (US$588), compared to US$7,647 in the United States, and the average number of credit cards per capita in China was 0.3, compared to 2.9 in the United States.

        In addition, credit infrastructure in China is also underdeveloped. The PRC government has sought to enhance its consumer credit reporting system. The People's Bank of China, or the PBOC,

established the Credit Reference Center, or the CRC, to operate the national centralized commercial and consumer credit reporting system. At the end of 2015, approximately 1 billion individuals, or 72% of the population in China, did not have credit ratings with the CRC, compared to 14% of the total population in the United States who did not have credit ratings. Furthermore, access to the CRC's credit database has been limited to banks and other market players authorized by the CRC. This system does not support sophisticated credit scoring and assessment, and therefore is not comparable to the FICO credit scoring and credit reporting system in the United States, in terms of both coverage and sophistication. While the credit infrastructure is expected to continue to develop, consumer credit reporting system in China is still at a nascent stage.

Development of the online consumer finance market in China

        China's consumer finance market is further divided into the traditional offline channels offering credit products at retail outlets, and the emerging online channels extending loans on the internet or mobile channels. With significantly increased internet and mobile penetration over the past decade, many online consumer finance service providers have entered China's consumer finance market, which is dominated by traditional offline players.

        The online consumer finance market has grown at a rapid pace in the past few years and is projected to grow at a faster pace than the overall consumer finance market. The outstanding balance of China's online consumer finance market increased from RMB40 billion (US$5.8 billion) to RMB419 billion (US$60.3 billion) between 2013 and 2016, representing a CAGR of 118.8%, and is expected to reach RMB2,892 billion (US$417 billion) by the end of 2020, representing a CAGR of 62.1%, according to Oliver Wyman.

        The online consumer finance market can be further divided into merchandise credit and cash credit. Merchandise credit is issued to a customer to finance the purchase of a specific product or service. Cash credit is issued directly to a customer for general consumption purposes in cash. The merchandise credit business model currently features lower interest rates, lower credit risk and lower risk of fraud, due to the nature of the loans and the additional customer data available on the e-commerce platforms that can be leveraged for risk management. According to Oliver Wyman, online merchandise credit will experience higher growth rates as compared to online cash credit, and the outstanding balance of online merchandise credit is expected to grow from RMB117 billion at the end of 2016 to RMB975 billion (US$140.4 billion) by the end of 2020, representing a CAGR of 69.9%.

Outstanding Balance of Online Consumer Finance Market in China

Consumer Finance Market for Educated Young Adults

Characteristics of educated young adults

        The educated young adult segment represents a sizeable consumer finance market with enormous growth potential. They generally have the following characteristics:

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  High educational background.  The customers in this segment have associate degrees, college degrees or above.

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  High income potential.  High educational background translates into high income potential. During their education, educated young adults often take on-campus or off-campus jobs. As our target customers enter the workforce, their income becomes higher and more stable than the general population.

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  High consumption needs.  Educated young adults are more open to credit consumption. The use of online installment purchases has become more prevalent. According to Oliver Wyman, customers aged between 19 and 35 contributed approximately 70% of the total online consumer credit usage in China in 2014.

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  A strong desire to build their credit profile.  Educated young adults generally have greater awareness of the importance to maintain a good credit profile and willingness to repay loans in order to maintain good credit histories.

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  An appreciation for efficient customer experience.  Educated young adults grow up as internet and mobile technologies proliferate in China. They have benefited from the ease and convenience provided by China's improving digital infrastructure, and therefore are tech savvy and expect an efficient customer experience. Traditional brick-and-mortar financial institutions are unable to offer such superior customer experience, primarily due to lack of relevant credit data. Their credit products, consist mainly of credit card offerings, often featuring low credit limits (RMB500 to RMB5,000), guarantor/co-signer requirements and in-branch sign-ups. Online consumer finance platforms, on the other hand, are well positioned to cater to the demands from educated young adults for efficient customer experience.

Enormous growth potential of educated young adults

        Educated young adults undergo a path of consumption upgrade between age 18 and 36 due to the significant life events that they experience, which require major expenditures over this period. These life events may include professional education, rental deposits, business investment, marriage, home purchase, child birth, and unplanned or unexpected events impacting their finances. The occurrence of these events often gives rise to substantial and increasing needs for financial services and credit products. Educated young adults using the consumer finance market for financial solutions demonstrate a progression toward larger loan amounts and longer loan terms. Their increasing financial needs also correspond with rising income and thus the increasing ability to repay borrowings with their income.

Significant addressable market for educated young adult segment

        China's population of educated young adults is estimated to be 113 million at the end of 2016 and is expected to grow to 138 million by the end of 2020 at a CAGR of 5.1%, according to Oliver Wyman. In the same period, the population of this segment in the United States and the United Kingdom is expected to grow at a CAGR of 2.6% and 1.9%, respectively, and to reach 44 million and 8.4 million, respectively, by the end of 2020, according to Oliver Wyman.

 Estimated Size of Educated Young Adult Population in China

        The rapid growth in the number of potential borrowers within the educated young adult segment, coupled with increasingly diverse and upgraded consumption needs, will drive the significant growth of the finance market for this segment. It is expected that the total outstanding loan balance will grow from RMB68 billion (US$9.8 billion) at the end of 2016 to RMB491 billion (US$70.7 billion) by the end of 2020, representing a CAGR of 64.1%.

Outstanding Loan Balance of the Educated Young Adult Segment

Competitive landscape

        According to Oliver Wyman, the educated young adult segment of the consumer finance market is served by four types of players:

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  e-commerce-driven installment finance platforms, which focus on the entire population drawn to their platforms;

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  "open-to-all" lending platforms, which are open to the entire population but with a focus on sub-prime borrowers and predominantly feature short-term, high-APR loans;

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  "segment-focused" lending platforms dedicated to serving educated young adults with products and services tailored to the market segment; and

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  traditional financial institutions.

        One key difference in competitive strategies employed by various market players is their approach to borrower acquisition, which defines market positioning, borrower base and cost structure. Large and reputable internet companies with comprehensive eco-systems, such as Ant Financial and JD Finance, mainly funnel their existing customers to their lending platforms at low costs. Market players who deploy large scale online and search-based advertising targeted at the mass market often may not be able to filter high-risk customers due to adverse selection. Market players with a geographically concentrated and socially connected customer base are able to leverage word-of-mouth referrals and rapidly scale up borrowers at relatively low costs.

Competitive Landscape

        Once a stable borrower base in the educated young adult segment is acquired, the leading players in the market have significant competitive advantages due to substantial barriers of entry. They have accumulated a massive amount of proprietary data relating to borrowers' credit information and credit performance. These data are difficult to access and collect, and transforming data into valuable business insights requires significant experience and accumulation. In addition, strong brand loyalty and recognition also create barriers to new market entrants. Large consumer finance players and traditional financial institutions have not invested resources to specifically target the educated young adult segment.

Key success factors in serving the educated young adult segment of consumer finance market

        The following factors are key in successfully operating in China's online consumer finance market and, in particular, the educated young adult segment:

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  cost-effective and targeted customer acquisition strategies;

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  strong brand reputation and recognition that could successfully retain or increase borrower base and capture a borrower's lifetime value;

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  prudent and data-driven risk management enabled by accumulation of historical credit data and credit assessment methodology; and

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  access to diversified and sustainable funding at favorable rates.

Regulatory environment and implications for market players

        China's online consumer finance industry has historically been largely unregulated, creating a favorable regulatory backdrop for its fast growth. Recently, PRC regulatory authorities, including the CBRC and the PBOC, have issued guidelines and policy directives at the online consumer finance industry. See "Regulation." While tighter regulations may increase overall compliance costs, this trend also promotes the healthy development of the market with more commercially reasonable and sensible credit products, and therefore enhances the competitive edge of established market players, increases the entry barriers and encourages consolidation within the industry.

BUSINESS

Overview

        We are a leading online consumer finance platform in China in terms of the outstanding principal balance of loans originated on our platform as of December 31, 2016, according to Oliver Wyman. We strategically focus on serving the credit needs of educated young adults in China. We grow with our customers by offering convenient and innovative loan products to meet their credit needs at different stages of life. We had approximately 3.0 million active customers in 2016, representing a 103% increase from 2015. As of December 31, 2016, we had over 4.5 million customers with an approved credit line.

        Our target customer cohort, educated young adults aged between 18 and 36 in China, includes both college students and educated young professionals who are typically college graduates. This customer cohort features young people with high income potential, high educational background, high consumption needs, a strong desire to build their credit profile, and an appreciation for efficient customer experience. As of December 31, 2016, this target customer group represented over 90% of our customer base. As college students transition into educated young professionals, their consumption requirements and ability to repay loans increase as they receive increasing income, creating long-term growth potential for us. A significant portion of educated young adults, however, have been underserved by traditional financial institutions, which lack the relevant credit information to make credit assessment and offer compelling financial products to address their credit needs.

        Our online consumer finance platform, Fenqile, addresses our customers' credit needs by offering personal installment loans, installment purchase loans and other loan products. We offer comprehensive and competitively-priced products on our e-commerce channel and allow customers to use their credit lines to finance purchases. We match customer loans with diversified funding sources, including individual investors on our Juzi Licai online investment platform, institutional funding partners in our direct lending programs and investors of our asset-backed securities.

        We have scalable and stable funding to meet our customers' needs and grow our platform. With the access to multiple funding source and the ability to adjust allocation of funding needs to different sources, we are not dependent on any particular type of funding sources, and we are able to withstand seasonality of demand and fluctuations in the supply and costs of funding. We connect qualified customer loan assets directly with the capital of our institutional funding partners in an automated process that minimizes manual review and approval by the institutional funding partners. This efficient and speedy arrangement demonstrates our funding partners' trust and confidence in the quality of loans originated by us and our risk management and technology capabilities.

        We adopt a targeted and cost-effective customer acquisition strategy by leveraging our e-commerce channel, word-of-mouth referrals, as well as cooperation with reputable commercial banks. Our educated young adult customers are often geographically concentrated and socially connected, which enables us to achieve effective customer acquisition through customer referrals. In 2016 and the three months ended March 31, 2017, approximately 36% and 52%, respectively, of our new customers registered on our platform using a referral code obtained from an existing customer. We offer an incentive of RMB10 (US$1.4) to RMB20 (US$2.9) in cash to an existing customer for each new customer who successfully signs up on Fenqile using the existing customer's referral code and has been granted a credit line. We cooperate with commercial banks, for example, by promoting co-branded credit cards issued by the bank to reach potential customers. The success of our effective customer acquisition strategy has been demonstrated by our low customer acquisition cost, which is defined as the amount of total costs we incur in connection with acquiring customers divided by the number of new active customers during a given time period. Our customer acquisition cost amounted to RMB114 per new active customer in 2015 and RMB127 (US$18.3) in 2016.

        We believe that we are well positioned to assess credit risks, predict spending and borrowing behavior, and serve the credit needs of educated young adults. Leveraging our data insights and technology capabilities, our Hawkeye credit assessment engine can predict the income potential and behavior of each customer through sophisticated algorithms and a dynamic model. We have developed more than 1,000 decisioning rules utilizing 5,000 potential data variables, and accumulated a massive amount of proprietary data from over 5 million customers and 19 million credit applications since inception. The customer behavior and risk profile data enable us to develop machine learning to improve our risk management capabilities. As a result of automation and our data capabilities, we are able to perform a more comprehensive credit analysis on our customers than traditional financial institutions.

        We offer a superior customer experience through the highly efficient operation of our platform. Our technology infrastructure enables highly automated loan originations, cost-effective servicing and built-in scalability. Our simple and fast online credit application streamlines the often time-consuming and frustrating loan application process. In general, potential customers can complete the application for our credit line within a few minutes by providing basic personal information and authorizing us to collect information from various data sources. Approximately 95% of all loan applications are handled and approved automatically within seconds on average. Our data insights and technology capabilities enable us to assess credit risks and facilitate effective fraud detection and prevention, while requiring limited efforts by our customers.

        We have expanded the scale of our platform rapidly since our inception. From our inception in August 2013 through December 31, 2016, we cumulatively originated RMB28.7 billion (US$4.1 billion) in loans. In 2016, we originated RMB22.2 billion (US$3.2 billion) in loans, representing a 263% increase in loan originations from 2015. All of the loans originated on our platform since inception have been unsecured. As of December 31, 2015 and 2016, our outstanding principal balance of loans was approximately RMB3.4 billion and RMB9.9 billion (US$1.4 billion), respectively. Our total operating revenue increased significantly from RMB2,525 million in 2015 to RMB4,339 million (US$625 million) in 2016. Our net loss decreased from RMB310 million in 2015 to RMB118 million (US$17.0 million) in 2016.

Our Competitive Strengths

A leading and fast-growing online consumer finance platform that is well positioned to capture the long-term growth potential of China's educated young adults

        We are a leading online consumer finance platform in China in terms of the outstanding principal balance of loans originated on our platform as of December 31, 2016, according to Oliver Wyman. As of December 31, 2016, we had approximately RMB9.9 billion (US$1.4 billion) in outstanding principal balance of loans and over 4.5 million customers with an approved credit line. In 2016, we originated RMB22.2 billion (US$3.2 billion) in loans for approximately 3.0 million active customers. We have a well-recognized consumer finance brand among educated young adults in China. A significant portion of our customers were acquired by us while they were college students.

        We strategically focus on serving the credit needs of educated young adults in China and capturing their long-term growth potential. Our target customer cohort features young people with high income potential, high educational background, high consumption needs, a strong desire to build their credit profile, and an appreciation for efficient customer experience. A significant portion of educated young adults, however, have been underserved by traditional financial institutions, which lack relevant credit information to make credit assessment. We are often the first touchpoint of consumer finance services for our customers. As our college student customers enter the workforce, we continue to serve their growing credit needs as their consumption requirements and ability to repay loans increase as they receive increasing income, creating long-term growth potential for us. For example, approximately 46% of our customers with an approved credit line who graduated from college in 2016 shopped on our e-commerce channel or used our loan products after graduation at least once during the same year.

        As we gain experience with our customers, we accumulate credit data on our customers that are unavailable to our competitors. Leveraging our unique customer insights, we are able to provide customers a more compelling user experience in terms of higher credit lines and improved pricing. Throughout our long-term relationships with customers, we serve their consumption requirements by offering new products and services to cater to their evolving needs over time, which further strengthens our position as the go-to consumer finance platform for educated young adults.

        Our ability to capture the long-term growth potential of our customers is demonstrated by a cohort analysis on the active customers we acquired in the three months ended March 31, 2015. In the three months ended December 31, 2016, approximately 55.9% of the customers in this cohort were active customers. During the same period, the average available credit line per customer for this cohort was RMB10,672 (US$1,537), a 66.2% increase from RMB6,423 in the three months ended June 30, 2015 See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Specific Factors Affecting Our Results of Operations—Ability to satisfy our customers' growing financial needs."

Advanced and customized credit risk management

        We believe our target customer cohort is inherently low-risk as they have high income potential, high education background, high consumption needs, and a strong desire to build their credit profile. We believe that we are well positioned to assess credit risks, predict spending and borrowing behavior, and serve the credit needs of educated young adults. Our credit risk management capabilities are enhanced by the large total amount and the large number of loans we originate, as well as our ability to track the shopping and borrowing behavior of customers. Our unique data insight and data analytics capabilities create a strong entry barrier to other market participants and give us a significant competitive advantage.

        Our automated and dynamic credit assessment engine, Hawkeye, generates an integrated credit risk assessment and approval decision. We have developed more than 1,000 decisioning rules utilizing 5,000 potential data variables, and accumulated a massive amount of proprietary data from over 5 million customers and over 19 million credit applications since inception. Our proprietary data sources include information collected from our existing customers, user behavioral data, e-commerce transaction data, user social graphs, and historical borrowing and repayment patterns. Our external data sources include data from third-party vendors, the public domain, as well as various government authorities. Our Hawkeye engine supports a variety of analytical techniques and model outputs ranging from traditional regression models to machine learning and artificial intelligence. Our Hawkeye engine utilizes a Restricted Boltzmann Machine (RBM) algorithm to run an artificial neural network. We believe this big data and artificial intelligence approach is foundational to our risk management capabilities.

        In addition to leveraging our massive and unique data, we have established a strong risk management culture with nine independent risk management functions spanning across audit, regulatory compliance and risk management R&D, among others. Our management team has significant experience in the finance industry with expertise in risk management, fraud detection and prevention, and data analytics. We have also built risk management-related performance metrics into our business unit and employee review processes.

        Our risk management approach has proven to be highly effective as evidenced by the performance of various loan vintages originated through our platform over time. Our M6+ charge-off rates as of June 30, 2017 for each vintage of a three-month period from January 1, 2015 through December 31, 2016 were generally under 2%. See "—Risk Management—Historical credit performance."

Superior customer experience supported by an efficient and robust technology platform

        We offer a superior customer experience through the highly efficient operation of our platform. Our technology infrastructure enables highly automated loan originations, cost-effective servicing and built-in scalability. Our technology platform allows us to enhance current products or launch future products to meet the evolving needs of educated young adults and to respond to a dynamic market environment.

        Our simple and fast online credit application streamlines the often time-consuming and frustrating loan application process. Our technology automates the workflow covering the entire loan transaction cycle. In general, potential customers can complete the application for our credit line within a few minutes by providing basic personal information and authorizing us to collect information from various data sources. Approximately 95% of all loan applications are handled and approved automatically within seconds on average. Our data insights and technology capabilities enable us to assess credit risks and facilitate effective fraud detection and prevention, while requiring minimal efforts by our customers. Our proprietary Wormhole system connects qualified customer loans with the capital of our funding partners in an automated process that minimizes manual review and approval by the funding partners, and allocates funding needs to various funding sources with different risk-and-return parameters.

        Our senior management's strong background in engineering and technology is key to our ability to build an efficient and robust technology platform and to focus on innovation. Our seasoned senior executives led by our founder and chief executive officer, Mr. Jay Wenjie Xiao, and our president, Mr. Jared Yi Wu, have extensive experience in internet, online payment and online financial products at leading market players such as Tencent. As of December 31, 2016, we had a research and development team consisting of 535 employees.

Targeted and cost-effective customer acquisition strategy

        We adopt a targeted and cost-effective customer acquisition strategy by leveraging our e-commerce channel, word-of-mouth referrals and cooperation with reputable commercial banks. Our educated young adult customers are often geographically concentrated and socially connected, which enables us to achieve effective customer acquisition through customer referrals. In 2016 and the three months ended March 31, 2017, approximately 36% and 52%, respectively, of our new customers registered on our platform using a referral code obtained from an existing customer. We offer an incentive of RMB10 (US$1.4) to RMB20 (US$2.9) in cash to an existing customer for each new customer who successfully signs up on Fenqile using the existing customer's referral code and has been granted a credit line. We cooperate with commercial banks, for example, by promoting co-branded credit cards issued by the bank to reach potential customers.

        We also leverage our e-commerce channel on Fenqile as an entry point to our relationships with customers and to grow consumption-driven borrowing. Fenqile offers comprehensive and competitively-priced products and services across categories that specifically meet the shopping needs of educated young adults, including electronics, fashion accessories, home furnishings and decor, and outdoor apparel, as well as leisure travel and continuing education. Our e-commerce channel allows customers to use credit lines to finance their purchases, converting e-commerce shoppers into borrowing customers at the point-of-sale. Approximately 54% of our customers with an approved credit line as of December 31, 2016 had shopped on our e-commerce channel at least once previously. As customers on our e-commerce channel exhibit consumption needs and shopping behavior, we are able to effectively monitor and control the risks of these customers by tracking their use of loan proceeds.

        The success of our effective customer acquisition strategy has been demonstrated by our low customer acquisition cost. Our customer acquisition cost amounted to RMB114 per new active customer in 2015 and RMB127 (US$18.3) in 2016.

Diversified and scalable funding

        We have scalable and stable funding to meet our customers' needs and to continue to grow our platform. With the access to multiple funding sources and the ability to adjust allocation of funding needs to different sources, we are not dependent on any particular type of funding source, and we are able to withstand seasonality of demand and fluctuations in the supply and costs of funding. Leveraging our proprietary technology, we effectively match customer loan assets with investors and funding partners based on their risk-and-return parameters. We connect qualified customer loan assets directly with the capital of our institutional funding partners in an automated process that minimizes manual review and approval by the institutional funding partners. This efficient and speedy arrangement demonstrates our funding partners' trust and confidence in the quality of loans originated by us and our risk management and technology capabilities.

        We have expanded our platform's funding sources by offering superior services and introducing additional investment opportunities that cater to a range of risk-and-return objectives. As of December 31, 2016, Juzi Licai had over 60,000 individual investors who had outstanding investments, with an average asset under management, or AUM, of RMB91,763 (US$13,217). As of December 31, 2016, we had over 30 funding partners in our direct lending programs, including commercial banks, other licensed financial institutions and peer-to-peer lending platforms. Since 2016, we have also offered four public and private asset-backed securitization programs. While our funding sources diversify over time, we have been able to control our cost of funding.

Self-reinforcing and demographically targeted ecosystem creating powerful network effects

        Our platform demonstrates powerful network effects, as we grow the number of customers, investors, funding partners, and suppliers and merchants on our e-commerce channel and as we originate more loans on our platform. As we continue to scale up our business, increase the number of customers and accumulate an increasing amount of customer data over time, we are able to leverage these data to significantly improve the effectiveness of our credit assessment engine to better serve our customers. Through improvements in our credit risk assessment and risk management, we are able to offer a higher degree of transparency and better-quality loans, increasing confidence of investors and funding partners, and reducing future risk premiums required by funding sources. This process facilitates our acquisition of additional funding sources. As a result, we are able to offer increasingly improved credit terms and attract additional high-quality customers, fulfilling customers' credit needs over time. The scale of our customer base also allows us to attract additional suppliers and merchants, expand our product offerings and financing opportunities for customers on our e-commerce channel. This virtuous cycle reinforces our market-leading position as educated young adults' go-to consumer finance platform in China.

Our Growth Strategies

        To further grow our business and enhance our competitive position, we intend to pursue the following strategies.

Grow with our educated young adult customers and continue to serve their growing credit and consumption needs

        We are dedicated to serving our targeted customer cohort and growing with them over time. We will continue to meet our customers' needs by broadening product offerings on our e-commerce channel to meet the evolving consumption requirements of our educated young adults. As college student customers graduate and enter the workforce, we expect that the proportion of educated young professionals on our platform will increase over time. To serve the needs of our future customer base, we offer new product and service categories on our e-commerce channel, such as home appliances, fashion accessories, home furnishings and decor, and outdoor apparel, as well as leisure travel and continuing education. We also offer those existing customers who have established a credit history with us and are about to enter the workforce higher credit lines and the flexibility of applying the entire credit line towards personal installment loans in anticipation of their increased consumption requirements, such as rental deposit, home renovation and car purchases.

        In addition, we plan to expand applications of our credit services to support purchases of product and service offerings offered by third-party partners. We have cooperated with our bank partner to jointly launch co-branded credit cards issued by the bank. We will explore strategic cooperation with banks and other traditional financial institutions and jointly develop and offer additional innovative credit products.

Further diversify and scale funding sources

        We are committed to further diversifying and scaling our funding sources to ensure the continued growth, scalability and stability of our business. We will continue to design differentiated investment products to meet varying risk-adjusted return requirements of our investors and funding partners. Moreover, we will strengthen our cooperation with financial institutions and other institutional investors and funding partners, as well as enhance our ability to adjust allocation of funding needs to different sources, which will drive efficient and stable funding supply.

Invest in our technology

        We have made and will continue to make significant investments in our technology platform to enhance our market-leading position in the online consumer finance sector for educated young adults in China. We will continue to improve our proprietary platform, funding and risk assessment technologies, as well as invest in new technologies, such as predictive anti-fraud mechanism.

        We seek to expand data collection and data sources to increase our credit assessment capabilities, which enable us to more effectively deal with the credit risks of educated young professionals. As we continue to expand data sources and accumulate additional data over time on our customers, our self-reinforcing algorithms continue to improve. Our continued investment in technologies, such as biometric recognition and authentication technology, artificial intelligence and cloud computing, will improve our risk management and user experience.

Promote sustainable consumer finance and continue to lead industry best practices

        The development of the consumer finance market for educated young adults in China is at a nascent stage. As a leading consumer finance platform for educated young adults, we seek to educate our customers on the safe and responsible use of credit, and help them build their credit history over time. We will continue to jointly host educational events and seminars in conjunction with the government and educational institutions to promote sustainable borrowing and consumption behavior, and responsible financial planning and management.

        Through our membership and participation in leading industry associations and self-regulatory organizations, such as the National Internet Finance Association of China, Guangdong Internet Finance Association and Shenzhen Internet Finance Association, we will continue to lead industry best practices for compliance and risk control. We believe by fostering a leadership role in the online consumer finance industry, we will be able to attract the highest-quality customers in the market. We engage in regular communications with government authorities and government-sponsored think tanks to keep abreast of the latest industry policies and trends, as well as share our insights and practices to help shape industry policies.

Pursue strategic alliances, investments and acquisitions

        In addition to growing our business organically, we may pursue strategic alliances, investments and potential acquisitions that are complementary to our business and operations, including opportunities that further promote our brand, expand product and service offerings on our platform, strengthen our technology infrastructure and capabilities, or expand our geographic reach.

Our Value Propositions

Value propositions to customers

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  Access to affordable credit.  Our platform provides customers quick and convenient access to competitively-priced consumer credit, which would otherwise be generally unavailable to our target customers. Approximately 95% of all loan applications are handled and approved automatically. Once approved, customers enjoy immediate access to affordable loan products, which often offer higher credit limits and lower APRs as compared to credit cards.

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  Responsible spending and borrowing.  The sustainability of our customers' spending and borrowing behavior will enable us to capture the long-term growth of our targeted customer cohort and drive the growth of our platform. As part of our efforts to foster responsible spending and borrowing behavior, we will not grant college student customers a credit line exceeding RMB12,000 per college student customer, except for those existing college student customers who are about to graduate within one year and to whom we offer a higher credit line in anticipation of increasing credit needs. We collect data on customers' borrowing and repayment activities, and voluntarily report certain credit data of our customers to internet finance industry associations. As we help our customers build credit histories and cultivate responsible use of credit, our customers may be able to obtain higher credit lines and lower rates from our funding partners than otherwise these customers would do from them.

  •
  Education on personal financial planning and management.  We provide educated young adult customers with education on financial planning and management, including on the safe and responsible use of credit. We jointly host on a regular basis educational events and seminars in conjunction with the government and educational institutions to promote sustainable credit practices and financial planning and management. For example, we have offered educational events and seminars across selected college campuses covering topics such as credit and personal information protection, fraud prevention and identity theft prevention.

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  Tailored product and service offerings.  As college student customers graduate and transition into educated young professionals, we leverage our existing relationship and understanding of their credit profile and needs to better serve our customers. As customers build their track record on our platform, we improve the credit terms available to them. We offer additional financial products that serve our customers' specific, evolving credit needs at different stages of life.

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  Investment in human capital.  We offer education loan products to finance tuition and related expenses to those customers with approved credit lines who seek to pursue higher education or professional training. We believe that an investment in human capital will translate to customers' stronger career prospects and higher income potential, generating long-term value to both our customers and us.

Value propositions to investors and funding partners

  •
  Access to a new asset class.  We provide individual investors with access to a non-traditional fixed-income asset class that yields attractive risk-adjusted returns. We screen potential customers using our proprietary Hawkeye credit assessment engine and set credit terms based on historical loan performance. Our loan assets are comprised of small loans, reducing risk concentration for investors.

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  Efficient matching of customer loan assets with institutional funding partners.  Our proprietary Wormhole system connects our customers and funding partners' systems in real time and allocates qualified customer loan assets to various funding sources with different risk-and-return parameters. Our funding partners can deploy their capital in a more cost-effective manner and gain access to relatively high-quality, low-risk borrowers.

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  Flexibility catered to different needs.  Our platform provides investors with access to loan assets with investment thresholds as low as RMB100 (US$14.4) on Juzi Licai, but also offer substantially higher amounts of loan assets to institutions, such as commercial banks and asset managers. We have designed options that address the differentiated risk-and-return parameters of investors and funding partners. For example, on Juzi Licai, we offer investment products with different maturities and return rates. Through our Wormhole system, we match loans with funds from institutional funding partners that satisfy predetermined standards for loan assets of each funding partner.

  •
  Transparency.  We provide our investors and funding partners with transparency and choice in building their loan portfolios. Individual investors on Juzi Licai and funding partners on our direct lending programs have access to credit profile data on approved loans as well as historical performance data. Investors of asset-backed securities have access to information that meets regulatory requirements for ABS programs.

Our Customers

        From our inception in August 2013 through June 30, 2017, we originated loans to over 5.4 million customers on a cumulative basis. In 2016, we originated loans to approximately 3.0 million active customers through our platform, representing a 103% increase from 2015. Our online consumer finance platform features a high proportion of repeat customers. Of all active customers on our platform in 2015 and 2016, approximately 63% and 74%, respectively, were repeat customers who had successfully borrowed on our platform at least once previously.

Our target customer cohort

        We strategically focus on serving educated young adults in China, our target customer cohort. As of December 31, 2016, this target customer group represented over 90% of our customer base. This customer cohort features young people with high income potential, high educational background, high consumption needs, a strong desire to build their credit profile, and an appreciation for efficient customer experience. We are often the first touchpoint of consumer financial services for our customers before they are served by traditional financial institutions. As such, we seek to educate our target customer cohort on the concept of credit and help these individuals build their credit profiles over time. Through efforts by our operational team and offline marketing and promotional initiatives, we have achieved significant brand awareness and customer loyalty.

Customer acquisition

        We have successfully accumulated a large customer base and achieved deep market penetration among college students in China. Historically, we attracted college student customers through various channels, mainly our e-commerce channel and operational team. With the growth of our business, our customer acquisition efforts have become primarily driven by our e-commerce channel, word-of-mouth referrals, and cooperation with reputable commercial banks.

        Our e-commerce channel offers comprehensive and competitively-priced products across categories that specifically meet the shopping needs of educated young adults. Our e-commerce channel allows customers to use their credit lines to finance their purchases, converting e-commerce shoppers into borrowing customers at points-of-sale. See "—Our E-commerce Channel."

        Our educated young adult customers are often geographically concentrated and socially connected, which enables us to achieve effective customer acquisition through customer referrals. In 2016 and the three months ended March 31, 2017, approximately 36% and 52%, respectively, of our new customers registered on our platform using a referral code obtained from an existing customer.

        We leverage our close partnership with our institutional funding partners, especially those large banks with reputable and established brands. We assist our bank partners to reach our target customers through both online and offline channels by offering educated young adults loans originated on our direct lending programs. We work with our bank partner to promote co-branded credit cards issued by the bank to potential college student customers across campuses in China.

        Our operational team provides ongoing customer service by addressing our customers' questions in using our platform, which enhances user experience and customer loyalty. Our operational team also facilitates our risk management efforts by verifying customers' educational and personal background information. Our offline marketing and promotional initiatives cultivate awareness and trust of our brand among our customers.

        We also use other online marketing channels to attract customers, including using social media such as WeChat and Weibo and press outlets to help drive brand awareness, using paid placement on major online search engines in China, partnering with leading websites such as Jumei that are able to reach quality customers with credit needs, and working with online advertising channels such as app stores to promote our mobile applications.

        The success of our targeted and cost-effective customer acquisition strategy has been demonstrated by our low customer acquisition cost. Our customer acquisition cost amounted to RMB114 per new active customer in 2015 and RMB127 (US$18.3) in 2016.

Grow with our customers

        We seek to attract and retain educated young professionals by offering products and services that cater to their evolving consumption needs. As college students enter the workforce and become educated young professionals, we offer existing customers higher credit lines and the flexibility of applying the entire credit line towards personal installment loans in anticipation of their increased consumption requirements, such as rental deposit, home renovation and car purchases. We monitor and assess customers' credit performance in a dynamic process, and offer higher credit lines and lower rates on our own initiative to those who have established a credit history with us. We also expand product offerings on our e-commerce channel to address the needs of educated young professionals, such as maternity and baby products, and home appliances. Furthermore, we organize promotional events, for example, with certain budget airline business partner.

        We are well positioned to capture our target customer cohort's long-term growth potential. Approximately 46% of our customers with an approved credit line who completed their higher education in 2016 shopped on our e-commerce channel or used our loan products after graduation at least once during the same year.

Our E-Commerce Channel

        We leverage e-commerce as an entry point to our relationships with customers as it directly serves the consumption needs of our customers. The e-commerce channel on Fenqile offers competitively-priced products across 14 categories with relatively high value, including electronics, fashion accessories, home furnishings and decor, and outdoor apparel. The product offerings on our e-commerce channel specifically meet the shopping needs of educated young adults.

        Our e-commerce channel features both direct sales of merchandise curated by us, as well as a marketplace through which third-party online merchants offer and sell their own products and services, such as leisure travel and continuing education. On our online marketplace, customer orders are placed and fulfilled directly by the third-party merchants.

        We have designed a number of features to stimulate the online shopping experience. For example, our e-commerce channel features time-limited and quantity-limited flash sales of quality products, which is particularly appealing to shoppers who enjoy an impulsive shopping experience. We also offer more compelling discounts exclusively to new shoppers when they register and shop on our e-commerce channel for the first time, in order to drive customer conversion. The GMV of our e-commerce channel amounted to RMB2.7 billion in 2015 and RMB4.0 billion (US$0.6 billion) in 2016.

        Customers use their approved credit line to finance their purchases on our e-commerce channel. See "—Our Loan Products." Approximately 54% of our customers with an approved credit line as of December 31, 2016 had shopped on our e-commerce channel at least once previously. As we accumulate more data and understanding on the behavior, risk profiles and other characteristics of customers, we utilize this insight to facilitate anti-fraud detection and credit assessment on our consumer financing platform. Moreover, our e-commerce channel plays an integral role in our risk monitoring and control by enabling us to track the customers' use of loan proceeds when they use the loans to finance purchases on our e-commerce channel.

        The operation of our e-commerce channel is highly efficient because of our asset-light approach. Together with our experienced and capable merchandizing team, our strategic cooperation with business partners enables us to offer more competitively-priced products, while requiring minimal capital, personnel and other resources. For example, we strategically cooperate with JD.com, a major supplier from which we acquire products for our direct sales business at competitive prices. We have achieved seamless connections of customer order data with JD.com's platform. Pursuant to our annual sales agreement with JD.com, which may be automatically extended by another year, JD.com offers us products at exclusive prices and is also responsible for the delivery of product orders. We are responsible for the payment of product orders within 60 days of the purchase.

        Furthermore, by leveraging the inventory and logistics capabilities of business partners such as JD.com and SF Express, we have been able to rapidly develop and grow our e-commerce channel without building our own fulfillment infrastructure for warehousing and delivery. We typically enter into annual contracts with our business partners for logistics services, which may be terminated upon advance notice ranging from 30 days to 3 months. Our business partners agree to provide warehousing or delivery services to us, and we are responsible for the settlement of service fees typically on a monthly basis.

        As a result of our brand recognition and penetration among educated young adults, our e-commerce channel serves as an effective business partner of international and domestic brands for sales and promotions targeting the same customer cohort. For example, we have been Apple's partner for organizing "Mac4Me" events for college students in China, which offer price discounts and the ability to purchase Apple products with installment payments.

Our Loan Products

        We launched Fenqile, our online consumer finance and e-commerce channel, in August 2013 to address the consumption and credit needs of educated young adults in China. On Fenqile, we offer personal installment loans and installment purchase loans using available credit lines approved by us with flexible repayment solutions. We believe these quality credit products are easy ways for our customers to budget their repayment obligations and meet their financial goals. The design of our products reflects our mission and philosophy of offering socially responsible credit products, while helping our customers build their credit history and cultivating responsible spending and consumer financing habits. All of our loan products are unsecured and feature fixed monthly payments with various terms.

        We have expanded the scale of our platform rapidly since our inception. In 2016, we originated RMB22.2 billion (US$3.2 billion) in loans, representing a 263% increase from 2015. As of December 31, 2015 and 2016, the average customer loan balance was RMB2,881 and RMB4,838 (US$697), respectively.

Le Card credit line

        Le Card is the credit line that we offer to our customers. We determine the amount of credit line available to each customer based on the result of our credit assessment. When a customer is first approved for a credit line, the amount of credit line we offer ranges from RMB500 to RMB18,000, and the aggregate loan amount of personal installment loans and installment purchase loans borrowed by one single customer may not exceed the credit line available to the customer. The credit line available to a customer, once approved, does not have a term limit. Based on our continuing risk monitoring and assessment, we may unilaterally adjust the amount of the credit line, change the percentage of the credit line that may be applied towards personal installment loans, or revoke the credit line. We may grant up to an RMB50,000 credit line to existing customers who have established a credit history with us. While a customer may use the entire amount of this credit line towards purchases on our e-commerce channel, only up to a certain percentage of such credit line may be applied towards personal installment loans to obtain cash, the percentage of which ranges from 50% to 100%, depending on the result of the credit assessment. We had approved 4.5 million customers for our Le Card credit line as of December 31, 2016. The average credit limit we granted to each customer was RMB5,150 in 2015 and RMB6,165 (US$888) in 2016.

        The aggregate amount of credit lines approved by us was RMB9.5 billion as of December 31, 2015 and RMB27.8 billion (US$4.0 billion) as of December 31, 2016, whereas the utilization rate, which is calculated as the percentage of outstanding principal balance relative to the total amount of credit lines approved by us, was 35.6% as of December 31, 2015 and 35.5% as of December 31, 2016.

Personal installment loans

        Our customers approved for our credit line are automatically eligible for personal installment loans with terms generally ranging from 1 to 36 months. Customers can have multiple personal installment loans outstanding as long as the aggregated outstanding balance does not exceed the credit limit available for personal installment loans. Customers may use personal installment loans to obtain cash or to finance purchases from third-party merchants on our marketplace through our e-commerce channel. With respect to the personal installment loans that are not borrowed to finance customer purchases on the e-commerce channel, we do not track the actual use of the loans, while we require the customers to select in their loan applications one of the specified permissible uses of loan proceeds, such as education, cost of living or driving school expenses.

        To offer a better user experience and cultivate healthy and responsible use of credit, we offer customers who meet certain criteria, including customer's credit profile and repayment history, flexible repayment options. These include the option to postpone their current monthly repayment to the next scheduled payment date or finance the repayment of a particular monthly repayment with a new loan. The flexible repayment options will not increase the available credit line for each customer approved by us. We have set certain requirements for the use of flexible repayment options, such as minimum monthly repayments. Moreover, our customers currently may not use the flexible repayment options for any new loan that is borrowed to finance the repayment of a monthly repayment. We may adjust the features of the flexible repayment options based on credit performance and our risk management approach from time to time. The flexible repayment options are designed to assist those customers who have relatively high consumption needs, and the willingness and potential ability to repay their loans. The new loans are newly originated personal installment loans at higher APRs than other personal installment loans.

        The APR for personal installment loans currently ranges from 9.80% to 36.00%. In 2015 and 2016, the total amount of personal installment loans originated on our platform was approximately RMB3.2 billion and RMB19.0 billion (US$2.7 billion), respectively. The outstanding principal balance of these loans (including on- and off-balance sheet loans) was RMB7.8 billion (US$1.1 billion) as of December 31, 2016.

Installment purchase loans

        A customer approved for our credit line can use the available credit line to purchase a variety of products available on direct sales on our e-commerce channel, subject to the approved credit limit available to the customer. See "—Our E-Commerce Channel." Our e-commerce channel enables us to track the customers' use of loans when they are borrowed to finance purchases on our e-commerce channel.

        We provide financing solutions to help our customers finance a purchase by offering installment payment options with flexible minimum down payments ranging from 0% to 50% as well as various loan term ranging from 1 to 36 months, depending on the product, price, supplier and source of funding. Shoppers have the option to choose any combination of these terms, and our system will automatically calculate monthly payments and service fees. The APR for installment purchase loans currently ranges from 11.28% to 15.24%. In 2015 and 2016, the total amount of installment purchase loans originated on our platform was approximately RMB2.5 billion and RMB3.2 billion (US$0.5 billion), respectively. The outstanding principal balance of installment purchase loans (including on- and off-balance sheet loans) was RMB2.1 billion (US$0.4 billion) as of December 31, 2016.

Loan pricing

        Our loan pricing mechanism consists of two components, APRs and credit lines. We price our loans with different APRs based on different products to address product-related credit risks and as a function of market competition and supply and demand.

        We primarily address credit risks by varying the amount of credit lines approved for each customer. To enhance customer experience, we seek to maintain consistency in terms of credit lines among newly acquired customers in the same geographic area as they are likely to share their experience with each other. This approach is also consistent with the fact that the risk profiles of similarly situated customers are largely homogenous and we utilize grouping as our primary method of credit assessment for new customers. For the determination of credit limit based on the level of credit risks, see "—Our Loan Approval Process—Step 3: Credit risk assessment."

Our Investors and Funding Partners

        We benefit from our position of having diversified funding sources, including a wide array of types of investors and funding partners. Our various investment programs and products are designed to cater to investors and funding partners with different risk-and-return parameters. We believe our strategy of pursuing diversified funding sources will continue to strengthen our risk management, improve our ability to facilitate a wide variety of loans under changing business and economic conditions, and provide more affordable credit products and services to our customers.

        The table below sets forth the outstanding principal balance of loans (including on-balance sheet loans and off-balance sheet loans) funded by different funding sources as of December 31, 2015 and 2016, respectively:

	As of December 31,
						Change in outstanding balance
	2015		2016
	RMB	%	RMB	US$	%	%
	(in thousands, except for percentages)
Individual investors	2,278,692	69.2%	5,537,031	797,498	58.9%	143.0%
Institutional funding partners	1,014,183	30.8%	3,711,341	534,544	39.5%	265.9%
Asset-backed securities	—	—	155,814	22,442	1.7%	N/A

Total	3,292,875	100.0%	9,404,187	1,354,485	100.0%	185.6%

Individual investors on Juzi Licai

        We offer our Juzi Licai online investment platform to individual investors seeking attractive risk-adjusted investment returns. Our intuitive, convenient and secure platform gives access to individual investors to asset classes and investment products that are historically inaccessible to them. As of December 31, 2016, a typical investment was allocated to an average of 98 borrowing customers with an average amount of RMB240 (US$34.6) allocated to each borrowing customer. We believe our approach in portfolio construction for our investors helps them diversify investment risks while enjoying highly attractive risk-adjusted returns.

        We have experienced strong growth in both the number of individual investors and the investment amount per investor in recent years. On Juzi Licai, we had over 193,000 cumulative individual investors as of December 31, 2016. In 2016, over 131,000 individual investors invested through Juzi Licai, compared to over 95,000 in 2015, among which over 50,000 and 98,000 were repeat investors who invested at least once previously in 2015 and 2016, respectively. We had over 94,000 and over 97,000 new active individual investors in 2015 and 2016, respectively, who invested through Juzi Licai during the relevant year but had not done so prior to the beginning of that year. As of December 31, 2016, Juzi Licai had over 60,000 individual investors who had outstanding investments, with an average AUM of RMB91,763 (US$13,217).

        Investment programs offered on Juzi Licai.    We offer streamlined investment programs and tools that enable individual investors to efficiently manage their investments while bypassing brick-and-mortar investment services offered by traditional financial institutions. Investors can choose from several investment programs with different terms and estimated rates of return and commit a minimum amount of RMB100 (US$14.4). Once the funds are committed, they are automatically matched with our approved customers. Our platform automatically reinvests investors' funds as soon as a loan is repaid, enabling investors to speed up the reinvestment process without continuously revisiting our website or mobile application. If an investment period ends during the loan terms of the underlying loans, we will facilitate the investor's exit by transferring, on the investor's behalf, his or her creditor's rights with respect to the underlying loans. We do not maintain a secondary loan market on our investment platform. Investors can monitor the performance of their investment real time through our website or mobile application.

        Depending on the type of investment program an individual investor chooses, an investing period could be as short as one week and as long as 12 months. Currently, we offer the following two main types of investment programs:

  •
  Fixed maturities:  Terms of 1, 3, 6 and 12 months with expected rates of return ranging from 5.50% to 9.38%. Principals and interests are collected at the end of the investing period. We offer fixed maturity investment programs with a preferred rate of return exclusively to certain VIP individual investors to foster investor loyalty;

  •
  Weekly or monthly step-up returns:  Up to 12 months. Investors who commit funds for a longer period of time are rewarded with higher rates of return. To encourage longer commitment of investment funds, we offer investors the option to receive a step-up in the rate of return on a weekly or monthly basis on the condition that withdrawals can only be made on specified dates during each weekly or monthly period, as applicable.

        Acquisition and retention of individual investors.    Our investor acquisition efforts are primarily directed towards enhancing our brand name, building investor trust and enhancing word-of-mouth referrals. To attract and retain individual investors, we organize a variety of promotional events, encourage referrals by offering more attractive returns and other benefits, and cooperate with our business partners to offer joint member benefit programs.

Institutional funding partners in our direct lending programs

        Beginning in 2015, we expanded our funding sources to include institutional funding partners, including commercial banks, other licensed financial institutions and peer-to-peer lending platforms. In our direct lending programs, we refer qualified customers to institutional funding partners which provide the funds to finance the loans, based on their risk-and-return requirements. Our proprietary Wormhole system connects our customers and funding partners' systems in an automated process that minimizes manual review and approval by the funding partners, and allocates funding needs to various funding sources with different risk-and-return parameters.

        As part of our arrangement with each institutional funding partner, we typically agree on an aggregated amount of funds provided by the funding partner, maximum credit limit given to an individual customer, maximum maturity and an annualized interest rate. The investing period of our institutional funding partners ranges from one to 36 months. With respect to certain institutional funding partners, we are also responsible for collecting loan proceeds from the institutional funding partners and lending the funds to customers, as well as collecting monthly repayments from the customers and repaying the funding partners according to the terms of our agreements with the funding partners. With respect to the other funding partners, such as commercial banks, we only offer loan facilitation and matching services to the customers and the funding partners, and the funding partners will fund the loans directly to the customers referred by us.

        As of December 31, 2016, we had over 30 funding partners on our direct lending programs. The increase in the outstanding principal balance of loans funded by institutional funding partners from RMB1.0 billion as of December 31, 2015 to RMB3.7 billion (US$0.5 billion) as of December 31, 2016 demonstrated our stronger collaboration with institutional funding partners over time. We will continue to strengthen our cooperation with institutional funding partners and enhance our ability to adjust allocation of funding needs to different sources, which will drive efficient and stable funding supply.

Investors purchasing our asset-backed securities

        We have issued both public and private asset-backed securities to diversify our funding sources. We securitize the financing receivables arising from online direct sales through the transfer of those assets to a securitization vehicle. The securitization vehicle then issues debt securities to third-party investors. At the time of its launch in 2016, our offering of Fenqile No. 1 asset-backed securities listed on the Shanghai Stock Exchange was one of the first asset-backed securities with creditor's rights to consumer loans as underlying assets that were issued by an online consumer finance platform in China. The offering of our public asset-backed securities is subject to a comprehensive due diligence process, stringent disclosure and regulatory requirements, and credit ratings by reputable credit rating agencies. The four successful public and private offerings of ABS products, all with AAA credit ratings by a

China-based rating agency and with interest rates ranging from 5.05% to 8.50%, demonstrated the quality of our loan product as the underlying securitized assets has been recognized by the investor market. As of December 31, 2016, approximately RMB156 million (US$22.4 million) of the total outstanding principal balance of loans was funded by the proceeds of ABS programs.

Loan matching and fund allocation

        Our proprietary Wormhole system connects our customers and funding partners' systems in an automated process that minimizes manual review and approval by the funding partners, allocates funding needs to various funding sources with different risk-and-return parameters, and quickly adjusts to a dynamic and evolving regulatory environment. See "—Technology—Funding-related Technology—Wormhole system." This efficient and speedy arrangement demonstrates our funding partners' trust and confidence in the quality of loans originated by us and our risk management and technology capabilities. With the access to multiple funding sources and the ability to adjust allocation of funding needs to different sources, we are not dependent on any particular type of funding source, and we are able to withstand seasonality of demand and fluctuations in the supply and costs of funding. We believe this ensures that we have access to scalable and stable funding, which sustains the continuous growth of our platform to meet our customers' needs.

Protection of investors and funding partners

        Juzi Licai.    We started our current quality assurance program in July 2017. With respect to loans funded by individual investors on Juzi Licai, a portion of each repayment by the customer equal to a certain percentage of the outstanding principal balance of the loan is transferred to a custody account managed by China Guangfa Bank, which we refer to as our quality assurance funds. Such portion of the quality assurance funds is held in the custody account until the corresponding investment on Juzi Licai is repaid to the relevant individual investors. Our quality assurance funds provide make-up payments to an investor when a customer fails to satisfy his interest or principal repayment obligations, up to the currently available balance of the quality assurance funds.

        We determine the percentage of the outstanding principal balance to be transferred to the custody account based on, among other factors, historical loan performance, in particular, the percentage of loans that are more than seven days delinquent, and the expected repayments (including prepayments) by customers. We also consider market conditions, our product lines, profitability, cash position and the actual and expected payouts of our quality assurance funds. Currently, the amount to be transferred from each customer's monthly repayment to our quality assurance funds is equal to 4.5% of the outstanding principal balance at the beginning of the relevant monthly period, divided by 12. We reserve the right to revise this percentage upwards or downwards from time to time.

        If a customer is 7 days delinquent in repaying an installment of principal and interest of a loan, an amount equal to the delinquent principal or interest repayment will be transferred from the quality assurance funds to the corresponding investor. If a loan is accelerated as a result of a serious default by a customer in accordance with the terms of the relevant loan agreement (for example, if a customer is 30 days delinquent), an amount equal to the entire outstanding principal and accrued interest and any penalty will be transferred from the quality assurance funds to the corresponding investor.

        If the quality assurance program becomes insufficient to pay back all the investors with delinquent loans, these investors will be repaid on a pro rata basis, and their outstanding unpaid balances will be deferred to the next time the quality assurance program is replenished, at which time a distribution will again be made to all investors with delinquent loans. We place a three-year limit on the period during which an investor has the right to receive distribution from the quality assurance program, which means if an investor has not recovered the full default amount by the time that is three years since the customer is 7 days delinquent or triggers an acceleration, the investor will no longer have the right to receive pro rata repayment from our quality assurance funds. As a result, investors will bear the risk that they will not be able to fully recover their investment principal and unpaid interest. See also "Risk Factors—Risks Related to Our Business and Industry—We have limited experience operating our quality assurance program. If it is under- or over-funded, or if we fail to accurately forecast the expected payouts or otherwise implement the quality assurance program successfully, our financial results and competitive position may be harmed."

        Once we make a payment to an investor, we seek to collect the amounts from the customer through the collection process. The amount collected from the customer, if any, is remitted to first replenish the portion of the quality assurance program used to repay the investor, and if there is any additional amount remaining, then to reimburse our collection expenses.

        Funding partners in direct lending programs.    With respect to certain institutional funding partners on our direct lending programs, we are obligated to provide advances to the funding partners to compensate them for delinquent principal and interest repayments of loans in the event of a customer default. We may also provide full interest repayment according to the terms of the loan, in the event that a customer makes an early repayment of the loan.

        Certain of our funding partners also require us to set up a deposit account with the funding partner and maintain a cash deposit equal to an agreed percentage (generally 5%) of the outstanding principal balance, which amount is calculated and replenished on a monthly basis. The funding partner has a priority right to be compensated by using the deposit amount for any delinquent repayments for which we have not compensated the funding partner.

        If we fail to compensate the funding partners for delinquent repayments either with our own funds or with the amount deposited with our funding partner, our funding partner may terminate or decline to renew their funding partnership with us.

        While to date we have not been viewed by the PRC regulatory authorities as providing a security interest or guarantee to our individual investors or a financing guarantee to institutional funding partners under applicable PRC laws and regulations, we cannot rule out the possibility that we might be deemed as doing so by the PRC regulatory authorities as the interpretation and implementation of the relevant PRC laws and regulations evolve. See "Risk Factors—Risks Related to Our Business and Industry—The laws and regulations governing the online consumer finance industry in China are developing and evolving rapidly. If any of our business practices is deemed to violate any existing PRC laws or regulations, our business, financial condition and results of operations would be materially and adversely affected."

Our Loan Application and Approval Process

        We incorporate advanced technology into every step of the transaction process on our platform to provide a superior experience to our customers. Our highly automated system enables a convenient, simple and fast loan application process that allows prospective customers to complete a loan application within a few minutes. Our proprietary credit assessment system backed by our ever-growing credit database and sophisticated algorithms can quickly provide applicants with a credit decision. We match customer loans with our funding sources in a smooth and efficient fashion. Our service is provided in a seamless fashion to credit applicants and make it possible for customers approved for our credit lines to receive funds within a few minutes following their applications. We believe these features are essential to meeting customers' often imminent financing needs. The entire process is simple, seamless and efficient.

Step 1: Customer credit application

        The first step to fully utilize our installment loan products and other products and service on our platform is to be approved for a Le Card credit line. Prospective customers registered with Fenqile can initiate the Le Card application anywhere and anytime, accessible from our e-commerce channel at the point-of-sale or directly from our Le Card channel.

        Potential customers may generally complete the Le Card application process within a few minutes by providing the required personal information.

Step 2: Customer identification and anti-fraud detection

        We identify our customers and detect fraudulent customers or behavior with three methods, each of which leverages sophisticated identification and rule-based detection technology:

  •
  First, we work with our external data sources and utilize existing databases to authenticate the identities of our prospective customers during the application process through facial recognition, bank issued debit and credit card registration information and real name mobile registration information. We also use the Ministry of Public Security's identity verification system in authenticating prospective customers.

  •
  Second, we maintain our own database and external data sources to detect fraudulent activities and criminal behaviors. We consistently fine tune our anti-fraud rules and analyze fraud cases by drawing insights using sophisticated big data analytics with the massive amount of data we accumulated over time. Our anti-fraud model uses a multifaceted detection method that combines sophisticated data integration with a hybrid analytical approach to both identify individual fraud based on existing fraud databases and spot collusions among multiple individuals to uncover fraudulent schemes. We conduct social network analysis to identify relationships pertinent to fraud and connect the individual fraudulent activities to uncover complex fraud schemes and criminal organizations. In addition, we run anomaly detection to detect individual and aggregated abnormal patterns in order to catch unknown fraudulent behaviors. We also perform such anomaly detection regularly throughout other transaction processes such as risk management to measure the suspicious activities on our platform.

  •
  Third, if available information is insufficient for our system to exclude the possibility of fraud at a preset confidence level, then the relevant credit applications will be forwarded to our antifraud team for manual examination, which involves members of our anti-fraud team speaking with applicants to inquire into any discrepancies in the application and to verify application materials. Our operational team also facilitates our risk management efforts by verifying customers' educational and personal background information by visiting selected customers onsite.

Step 3: Credit risk assessment

        Following a vigorous process of customer identification and anti-fraud detection, we match the application with data from both internal and external sources, including information submitted by prospective customers, collected from third-party data partners (including commercial data providers as well as governmental data providers), and collected from the internet using our proprietary data collection technologies with the authorization of our prospective customers.

        Our information collected for the evaluation of the creditworthiness of a customer may include:

  •
  basic personal background information, including age, gender and educational background, social network information;

  •
  additional personal background information relating to occupation and employment history;

  •
  information on customer behavior, including the customer's online shopping history, GPS data and information available on social media;

  •
  information relating to credit card balances and the balance of outstanding borrowings of the same individual from other online consumer finance platforms;

  •
  the customer's credit history, if available, maintained by China UnionPay and the Credit Reference Center of the People's Bank of China; and

  •
  for repeat customers, the historical loan performance accumulated on our platform.

        We perform a screening of our prospective customers' creditworthiness and decline applications by those who appear on any of the credit blacklists maintained by us or our partners, and those who have reached their credit limits with us. We have maintained a blacklist system including high-risk incidents such as bad faith defaults, significant delinquencies, and fraudulent applications or agents, which cover both credit and fraud risks. Our anti-fraud, collection and credit assessment personnel can add customers to our blacklist system after review of a particular incident. We closely monitor the additions to our blacklist system. A removal from our blacklist will be subject to manual approval by supervisors of the relevant function, while to date we have not removed any individual from our blacklist. In 2015 and 2016, approximately 54.8% and 67.5% of all credit applications were declined, respectively.

        We then initiate a credit review using our proprietary credit assessment engine Hawkeye to generate a credit risk level for a prospective customer, which informs our decision on whether to extend a credit. For discussion of our Hawkeye engine, see "—Risk Management—Our proprietary credit assessment process" and "—Technology—Our risk analytics capabilities—Artificial intelligence and Hawkeye engine." We will assign a credit line to each customer approved by our credit assessment system. After obtaining a credit line, a customer may apply for installment purchase loans or personal installment loans from us. Approximately 95% of all loan applications are handled and approved automatically. The remaining applications, which require additional information or verification, are forwarded to our credit assessment team for manual review. The manual review is generally completed within 48 hours. Following this review, our credit assessment team will either approve or decline the application.

Step 4: Our loan funding and issuance mechanism

        Once we approve a loan application from a customer, our system will then automatically generate a form of service agreement between the customer and us. Our customers authorize us to facilitate borrowing from third parties and our partners. See "—Our Funding Sources." Our proprietary Wormhole system connects our customers and funding partners' systems in an automated process that minimizes manual review and approval by the funding partners, and allocates funding needs to various funding sources with different risk-and-return parameters. We also continuously monitor customer behavior for fraud and other anomalies, and may decline loan applications and halt a transaction at any time.

Step 5: Loan servicing and repayment

        Upon the origination of our loan products, we establish a repayment schedule with repayment occurring on a set business day each month and update the loan performance status in real time once a payment has been made or is overdue. We charge service fees to customers by deducting the relevant fees from the customer's monthly repayment. We do not collect fees directly from funding partners. Customers are able to monitor the status of loan repayment on our platform on PC and mobile apps. Customers can make loan repayments via third-party payment platforms (including WeChat Pay, YeePay and 99Bill), and either authorize us to settle with the relevant sources of funding or settle repayments through a clearing bank. We have adopted a set of responsible collection policies and practices that focus on enhancing user experience and cultivating healthy habits of credit use and repayment among our customers.

        We determine the priorities of our collection efforts based on the level of delinquency, which dictates the level of collection steps taken. The majority of our collection activities are done in automated processes through digital means such as payment reminder notifications on our app, reminder text messages, voice messages and e-mails. We have an effective in-house collection team consisting of 84 members as of March 31, 2017. If a loan remains overdue after a certain time period, we then outsource loan collection to third-party contractors to optimize collection efficiency. We very carefully select our third-party contractors, setting forth certain guidelines and limitations on their collection actions, and enforce those guidelines and limitations.

Risk Management

        We take an advanced and customized risk management approach driven by our Hawkeye credit assessment engine and strong risk management culture. We believe our abilities in advanced risk management are one of the key competitive advantages that enable us to make credit available to our customers. This approach provides a high level of automation in the loan application process and has proven to be effective, resulting in stable credit performance.

Our proprietary credit assessment process

        Backed by our Hawkeye engine, our credit assessment process utilizes sophisticated algorithms and credit assessment models. For a new customer, our credit assessment primarily utilizes grouping on the basis of the new customer's education background, location and other available information, as well as our insights into similarly situated customers. Our newly acquired customers share similar risk profiles and certain key group or risk characteristics, which adequately account for a majority of their credit risks. As we gain more experience with the customer, our credit assessment gradually shifts emphasis to the individual's credit history with us, employment and income information, and other data that we have accumulated. With the massive amount of data we have accumulated, we are better positioned to assess credit risks, predict spending and borrowing behavior, and serve the credit needs of educated young adults, as compared to traditional financial institutions.

        We develop our credit assessment model based on the historical delinquency performance of our customers as well as information submitted in the customers' credit applications. Our credit assessment model is designed to predict the likelihood that a customer will be delinquent in the future. Based on our prediction of the customer's likelihood of future delinquency and the customer profile, we assign one of the seven credit risk levels to each customer, with risk level A representing the lowest risk, risk level F representing the highest risk and risk level N representing customers who are approved for trial purposes only and will be separately tracked accordingly.

        The key factors we consider in determining the credit risk level of each customer include:

  •
  Geographic location, for example, whether the customer is located in a first-tier, second-tier or third-tier city, and the level of economic development of the relevant city;

  •
  Education background, i.e., the customer's academic degree and past or current education institutions;

  •
  Level of income;

  •
  Outstanding loans from other external sources, such as credit card issuers and other consumer finance platforms; and

  •
  External credit references.

        The table below sets forth the amount of our loan originations to customers of each credit risk level in 2015 and 2016, respectively.

	Years Ended December 31,
	2015		2016
Credit risk level	RMB	%	RMB	USD	%
	(in thousands, except for percentages)
A	2,081	34.1	7,831	1,128	35.3
B	1,154	18.9	3,827	551	17.2
C	1,972	32.3	6,927	998	31.2
D	394	6.4	2,360	340	10.6
E	127	2.1	650	94	2.9
F	28	0.5	235	34	1.1
N	354	5.7	367	52	1.7

Total	6,110	100.0	22,197	3,197	100.0

        We have established a strong risk management culture with nine independent risk management functions spanning across, among others, audit, regulatory compliance and risk management R&D. Our management team has significant experience in the credit industry with expertise in risk management, fraud detection and prevention, and data analytics. We have also built risk management-related performance metrics into our business unit and employee review procedures.

Historical credit performance

        The following table provides our delinquency rates for all loans (including on- and off-balance sheet loans) as of December 31, 2015 and 2016:

	Delinquent for
	1 - 29 days	30 - 59 days	60 - 89 days	90 - 179 days
December 31, 2015	1.66%	0.38%	0.22%	0.47%
December 31, 2016	1.32%	0.55%	0.43%	0.84%

        During 2015 and 2016, the total principal amount of loans that were charged off after 180 days past due was 1.25% and 1.73%, respectively, of the average outstanding principal balance during the relevant period.

        Our risk management approach has proven to be highly effective as evidenced by the performance of various loan vintages originated on our platform over time. The following chart displays our historical M6+ charge-off rates as of June 30, 2017 for each vintage of a three-month period from

January 1, 2015 to December 31, 2016. As the chart below shows, our M6+ charge-off rates for each vintage were generally under 2%.

Technology

        The success of our business depends on our strong technological capabilities that support us in delivering a seamless user experience, making accurate credit assessment, protecting information on our platform, increasing operational efficiency and enabling innovations. Diversified data collection and aggregation and robust credit assessment through advanced technologies translate into reduced fraud on our platform, creating a superior user experience.

        We have our own proprietary end-to-end loan origination, decisioning, loan management and servicing platform, which is designed to optimize customer experience. Our platform was fully developed internally, with our own proprietary architecture. Our technology platform allows us to quickly modify products, add functionality, and provide data analytics to meet evolving market conditions. Our technology platform includes proprietary architecture that facilitates high availability, scalability, and flexibility for modifying product features. It supports both open-end lines of credit as well as closed-end installment loans and is easily configurable for new pricing and term structures, whether in response to evolving customer demands or competitive opportunities.

Our risk analytics capabilities

        Data aggregation.    We believe that successfully providing loan products to our target customer cohort that lacks historical credit information requires access to a much wider variety of data including not only traditional credit attributes and application information, but also website behavior, internal information, bank account information, social media information, GPS data, email and phone number information, among others. We have invested significant resources in building up a comprehensive credit database since our inception. Today, we own an extensive database covering a wide range of information pertinent to a customer's creditworthiness and presenting a user profile from a 360-degree view. Data are aggregated from a number of sources. We cooperate with a number of organizations, such as government agencies, who grant us the access to their respective data. Our strong data-mining capabilities, which we believe differentiate us from many other players in the online consumer finance platform market, also enable us to collect a large amount of data concerning prospective customers. Leveraging the innovation DNA of our research and development team, we have developed a number of proprietary automated programs that are capable of searching, aggregating and processing massive data from the internet in a short period of time. Another important component of our credit database is the payment histories of our prior and existing customers.

        Artificial intelligence and Hawkeye engine.    Upon data aggregation, our system converts the originally unstructured data into structured data using machine learning and artificial intelligence techniques. We apply artificial intelligence in assessing credit risks, detecting potential frauds, optimizing marketing resource allocation and increasing collection efficiency. We have made substantial investments in our Hawkeye risk analytics infrastructure and in the development of the latest generation of our risk management strategies. Our Hawkeye is a highly automated and dynamic credit assessment engine. We developed more than 1,000 decisioning rules utilizing 5,000 potential data variables and accumulated a massive amount of proprietary data from over 5 million customers and 19 million credit applications since inception. Our team of data scientists uses Hawkeye to build and test scores and strategies across the entire loan transaction process described above under "—Our Loan Application and Approval Process." Our Hawkeye engine supports a variety of analytical techniques and model outputs from traditional regression models to artificial intelligence.

        Our Hawkeye engine also utilizes a Restricted Boltzmann Machine (RBM) algorithm to run a artificial neural network to detect any anomaly indicative of fraudulent behaviors on our platform. Our deep learning algorithms, through supervised learning processes and leveraging our massive data, enable us to identify any red flags for fraud based on a customer's credit application information, social connections and contacts.

        We believe this big data and artificial intelligence approach is foundational to our predictive abilities in our credit risk assessment process, and drive our operational efficiencies.

Funding-related technologies

        Wormhole system.    Our proprietary Wormhole system connects our customers and funding partners' systems in real time, and allocates funding needs to various funding sources with different risk-and-return parameters, including individual investors on Juzi Licai and funding partners through our direct lending programs. We are capable of allocating and sending qualified customer loans and proposed credit limits to funding partners for final approval, with both typically completed in an automated process using sophisticated algorithms.

        Our ABS asset management.    We utilize an automated assets filtering and packaging process to select assets and optimize the securitization process. Our assets are trenched to cater to different investors' risk appetite and investment goals. We provide transparent monitoring and disclosure of the performance of the underlying assets of our ABS products that meet the regulatory requirements for ABS programs.

Our operational infrastructure

        Data security and multi-dimensional monitoring.    We are committed to maintaining a secure online platform, as data protection and privacy are key concerns of our target customer cohort. We have built a firewall that monitors and controls incoming and outgoing traffic on our platform around the clock. Once any abnormal activity is detected, our system will immediately notify our IT team and simultaneously take automatic counter measures, such as activating third-party traffic control services, to prevent any harm to our platform. We block over 400 million visit requests that we deemed harmful or malicious and we have maintained an IP blacklist of over 1 million IPs. Our platform has been rated as ICP Internet Safety 3.2. For any transmission of sensitive user information, we use data encryption to ensure confidentiality. Within our organization, we have adopted a series of policies on internal control over information system, including physical security measures, such as entry and equipment control, and network access management, such as identification, authentication and remote access control. We employ data slicing and distribute the storage of a user's data points across several servers. We also maintain redundancy through a real-time multi-layer data backup system to prevent loss of data resulting from unforeseen circumstances. We conduct periodic reviews of our technology platform, identifying and correcting problems that may undermine our system security.

        Cloud-based service and computing capabilities.    We depend on cloud-based services for computing power for our customer-facing systems and services. Our business is growing at a tremendous pace and thus need to scale up services to fit our needs and customize applications. Our cloud-based services enable us to maintain flexibility in managing our IT resources with improved manageability and less maintenance. Thus we can more rapidly adjust resources to meet any fluctuating or unpredictable business demand.

        System stability.    Our systems infrastructure is hosted in data centers at 3 separate locations in Guangzhou and Beijing. We maintain redundancy through a real-time multi-layer data backup system to ensure the reliability of our network. Our platform adopts modular architecture that consists of multiple connected components, each of which can be separately upgraded and replaced without compromising the functioning of other components. This makes our platform both highly reliable and scalable. We have developed a business continuity plan and have implemented a disaster recovery program, which enables us to move operations to a back-up data center in the event of a catastrophe.

Competition

        The online consumer finance market is an emerging industry in China. It provides a new means for consumers to obtain financing and for investors and funding partners to seek new investment and lending opportunities. As a leading online consumer finance platform in China in terms of the outstanding principal balance of loans we originated as of December 31, 2016, we face competition from other online platforms, major internet players, traditional financial institutions as well as other installment loan service providers. In addition, we compete with other online platforms for customers. Our competitors include, among others, Ant Financial Services Group, JD Finance and WeBank. We also compete with traditional financial institutions, including credit card issuers, consumer finance business units in commercial banks and other consumer finance companies. Some of our larger competitors have substantially broader product or service offerings and significant financial resources to support heavy spending on sales and marketing and to provide lower APRs to customers. We believe that our ability to compete effectively for customers, investors and funding partners depends on many factors, including the variety of our products, user experience on our platform, effectiveness of our risk management, the risk-adjusted return offered to investors and funding partners, our partnership with third parties, our marketing and selling efforts and the strength and reputation of our brands.

        Furthermore, as our business continues to grow rapidly, we face significant competition for highly skilled personnel, including management, engineers, product managers and risk management personnel. The success of our growth strategy depends in part on our ability to retain existing personnel and add additional highly skilled employees.

Employees

        The following table sets forth the numbers of our employees categorized by function as of December 31, 2016.

	As of December 31, 2016
	Number	% of Total Employees
Functions:
E-commerce and operations	281	10.4%
Risk management	366	13.6%
Research and development	535	19.9%
Sales and marketing	1,392	51.7%
General and administrative	118	4.4%

Total number of employees	2,692	100.0%

        As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including, among others, pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

        We typically enter into standard employment and confidentiality agreements with our senior management and core personnel. We maintain a good working relationship with our employees, and we have not experienced any material labor disputes. None of our employees are represented by labor unions.

Facilities

        Our corporate headquarters is located in Shenzhen, China where we lease office space with an area of approximately 11,400 square meters as of the date of this prospectus. For our customer services, data verification services and collection services, we lease an area of approximately 1,800 square meters in Shenzhen but at a separate location from our corporate headquarters. We also lease office space in various locations in the PRC, with an aggregate area of approximately 15,000 square meters. We lease our premises from unrelated third parties under operating lease agreements. The lease term varies from 6 months to 6 years. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

Intellectual Property

        We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have registered one patent in China, and have applied for 28 additional patents with the PRC State Intellectual Property Office. We have registered 47 software copyrights with the PRC National Copyright Administration. We have 75 registered domain names, including lexinfintech.com, fenqile.com and juzilicai.com. As of the date of this prospectus, we had 39 registered trademarks, including our "Fenqile", " " and " " trademarks.

        Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our technology is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. Even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations. See "Risk Factors—Risks Related to Our Business—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position" and "—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations."

Insurance

        We maintain property insurance policies covering certain equipment and other property that are essential to our business operations to safeguard against risks and unexpected events. We also provide social security insurance including pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan for our employees. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be sufficient for our business operations in China.

Legal Proceedings

        We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management's time and attention.

REGULATION

        This section sets forth a summary of the most significant laws, rules and regulations that affect our business activities in the PRC and our shareholders' rights to receive dividends and other distributions from us.

Regulations Relating to Foreign Investment

The Draft PRC Foreign Investment Law

        In January 2015, the Ministry of Commerce, or the MOFCOM, published a discussion draft of the proposed Foreign Investment Law, or the Draft Foreign Investment Law, for public review and comments. Among other things, the Draft Foreign Investment Law purports to introduce the principle of "actual control" in determining whether a company is considered a foreign invested enterprise, or a FIE. The Draft Foreign Investment Law provides that entities established in China but "controlled" by foreign investors will be treated as FIEs. In this connection, "control" is broadly defined in the Draft Foreign Investment Law to cover any of the following: (i) holding 50% or more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision-making bodies, or having the voting power to exert material influence on the board, the shareholders' meeting or other equivalent decision-making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity's operations, financial matters or other key aspects of its business operations. Once an entity is determined to be a FIE, and its investment amount exceeds certain thresholds or its business operation falls within the "catalog of special management measures" proposed to be separately issued by the State Council in the future, market entry clearance by the MOFCOM or its local counterparts would be required. According to the Draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately "controlled" by foreign investors, and be subject to restrictions on foreign investments. However, the Draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with the "variable interest entity" structures, whether or not these companies are controlled by Chinese parties.

        The Draft Foreign Investment Law emphasizes on the security review requirements, whereby all foreign investments that jeopardize or may jeopardize national security must be reviewed and approved in accordance with the security review procedure. In addition, the Draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and quarterly report is required regarding large foreign investors meeting certain criteria. Any company found to be non-compliant with these information reporting requirements may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible for non-compliance may be subject to criminal liabilities.

        It is still uncertain when the Draft Foreign Investment Law would be signed into law and whether the final version would have any substantial changes from the Draft Foreign Investment Law. When the Foreign Investment Law becomes effective, the three existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, as amended by the Standing Committee of the National People's Congress, or the Standing Committee of the NPC in September 2016, the Sino-foreign Cooperative Joint Venture Enterprise Law, as amended by the Standing Committee of the NPC in September 2016 and the Wholly Foreign-Owned Enterprise Law, as amended by the Standing Committee of the NPC in September 2016, together with their implementation rules and ancillary regulations, will be repealed.

Interim Measures for the Recordation Administration of the Formation and Modification of Foreign-Invested Enterprises

        In September 2016, the Standing Committee of the NPC published its decision to revise the laws relating to wholly foreign-owned enterprises and other foreign-invested enterprises. Such decision, which became effective in October 2016, changes the "filing or approval" procedure for foreign investments in China. Foreign investments in those business sectors that are not subject to special entry management measures will only be subject to filing instead of approval requirement. Pursuant to the Interim Measures for the Recordation Administration of the Formation and Modification of Foreign-Invested Enterprises promulgated by the MOFCOM in October 2016, establishment and changes of foreign investment enterprises not subject to the approval under the special entry management measures shall be filed with the relevant authorities. In June 2017, the MOFCOM and the NDRC promulgated the Guidance Catalog of Industries for Foreign Investment (2017 Revision), which will be effective in July 2017, or the Catalog (2017 Revision), according to which the special management measures for the entry of foreign investment, or the Negative List, is specified.

Industry Catalog Relating to Foreign Investment

        Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment promulgated and as amended from time to time by the MOFCOM and the NDRC, or the Catalog. In June 2017, the MOFCOM and the NDRC promulgated the Catalog (2017 Revision), which will be effective in July 2017. Industries listed in the Catalog (2017 Revision) are divided into two parts: encouraged category, and the special management measures for the entry of foreign investment, or the Negative List, which are further divided into the restricted category and prohibited category. Industries not listed in the Catalog (2017 Revision) are generally deemed to be in a fourth "permitted" category, and are generally open to foreign investment unless specifically restricted by other PRC regulations. The Negative List, in a unified manner, lists the restrictive measures for the entry of foreign investment. For examples, some restricted industries are limited to Sino-foreign equity/cooperative joint ventures, and some cases, Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Furthermore, foreign investors are not allowed to invest in companies in industries in the prohibited category. For the industries not listed the Negative List, the restrictive measures for the entry of foreign investment shall not apply in principle, and establishment of wholly foreign-owned enterprises in such industries is generally allowed.

        We provide the value-added telecommunication services that are restricted to foreign investment through our consolidated variable interest entities.

Licenses and Permits

Value-added Telecommunication Service License

        The Telecommunications Regulations of PRC promulgated in September 2000 and amended in July 2014 and February 2016 respectively by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the Ministry of Industry and Information Technology, or the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services. The Administrative Measures on Telecommunications Business Operating set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of value-added telecommunications services must first obtain a license for value-added telecommunications business, or value-added telecommunications service license, from the MIIT or its provincial level counterparts.

        According to the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises issued by the State Council in December 2001 and amended in September 2008 and February 2016, foreign-invested value-added telecommunications enterprises must be in the form of Sino-foreign equity joint ventures. The regulations restrict the ultimate capital contribution percentage held by foreign investors in a foreign-invested value-added telecommunications enterprise to 50% or less and require the primary foreign investor in a foreign-invested value-added telecommunications enterprise to have a good track record and operational experience in the value-added telecommunications industry. The Catalog (2017 Revision) and Circular of the Ministry of Industry and Information Technology on Liberalizing the Restrictions on Foreign Shareholding Percentages in Online Data Processing and Transaction Processing Business (for-profit e-commerce business) promulgated by the MIIT, in June 2015, or Circular 196, allow a foreign investor to own more than 50% of the total equity interest in an e-commerce business.

        In July 2006, the Ministry of Information Industry (which was integrated into the MIIT with other governmental departments in March 2008), issued the Notice of the Ministry of Information Industry on Strengthening the Administration over Foreign Investment in the Operation of Value-Added Telecommunications Business, or the MIIT Notice. According to the MIIT Notice, a foreign investor in the telecommunications service industry must establish a FIE and apply for a telecommunications service license. The MIIT Notice also requires that: (i) PRC domestic telecommunications enterprises must not, through any form, lease, transfer or sell a telecommunications service license to a foreign investor, or provide resources, offices and working places, facilities or other assistance to support illegal telecommunications services operations by a foreign investor; (ii) value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used in their daily operations; (iii) each value-added telecommunications enterprise must have necessary facilities for its approved business operations and maintain such facilities only in the regions covered by its license; and (iv) all value-added telecommunications enterprises are required to maintain network and internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with these requirements in the MIIT Notice and cure any non-compliance, the Ministry of Information Industry or its local counterparts have the discretion to take measures against such license holder, including revoking its value-added telecommunications service license.

        The Interim Measures for Administration of the Business Activities of Online Lending Information Intermediary Agencies published in August 2016, or the Interim Measures, provide that the "online lending information intermediary agencies," or online lending intermediaries, must apply for applicable telecommunications service license in accordance with relevant provisions of telecommunications authorities after record-filing with a local financial regulatory authority. However, PRC telecommunication authorities have not explicitly stipulated which kind of telecommunications service license is required for online lending intermediaries (including in the form of a website or mobile application) engaged in telecommunication services.

        Administration of mobile internet application information services is strengthened through the Regulations for Administration of Mobile Internet Application Information Services, or the MIAIS Regulations, issued in June 2016 and effective in August 2016. The MIAIS Regulations were enacted to regulate mobile application information services, or the App, the App providers (including App owners or operators) and online App stores. App service providers are required to obtain relevant qualifications pursuant to PRC laws and regulations.

        Our online consumer finance platform, Fenqile, operated by Shenzhen Fenqile, has obtained a certain value-added or telecommunications service licenses for its operations from the Guangdong Administration of Telecommunications in April 2017, which will remain valid until May 2019. Our online investment platform, Juzi Licai, operated by Qianhai Juzi, would be required to obtain a certain telecommunications service licenses in accordance with the Interim Measures and the relevant provisions of telecommunications authorities after record-filing with a local financial regulatory authority. Furthermore, it is uncertain if our variable interest entities and their subsidiaries will be required to obtain a separate operating license with respect to our mobile applications in addition to the value-added telecommunications business license.

Online Culture Operating Permit

        The Provisional Measures on Administration of Internet Culture issued by the Ministry of Culture in February 2011 and effective in April 2011, and other related rules require an entity to obtain an Online Culture Operating Permit from the applicable provincial level cultural administrative authority before engaging in activities related to "online cultural products," which is defined as cultural products produced, disseminated and circulated via the internet. Pursuant to Interim Measures for the Administration of Online Games promulgated by the Ministry of Culture in June 2010 and effective in August 2010, an entity is required to obtain an Online Culture Operating Permit to engage in transaction service of virtual currencies used for online games. We provide platform services for trading virtual currencies used for online games on Fenqile. We have obtained an Online Culture Operating Permit from the Guangdong Municipal Bureau of Culture in March 2017 which will remain valid until March 2020.

Regulations Relating to Online Consumer Finance Services

Regulations Relating to Loans Between Individuals

        The Contract Law of the PRC which became effective in October 1999, or the Contract Law, governs the formation, validity, performance, enforcement and assignment of contracts. The PRC Contract Law recognizes the validity of loan agreement between natural persons and provides that a loan agreement becomes effective when an individual lender provides the loan to an individual borrower. The Contract Law requires that the interest rates charged under the loan agreement must not violate the applicable provisions of the PRC laws and regulations. In accordance with the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People's Court in August 2015 and effective in September 2015, or the Private Lending Judicial Interpretations, private lending is defined as financing between individuals, legal entities and other organizations.

        The Private Lending Judicial Interpretations provides that agreements between a lender and a borrower on loans with annual interest rates below 24% are valid and enforceable. With respect to loans with annual interest rates between 24% and 36%, if the interest on the loans has already been paid to the lender, and so long as such payment has not damaged the interest of the state, the community or any third parties, the courts will likely turn down the borrower's request to demand the return of the interest payment. If the annual interest rate of a private loan is higher than 36%, the obligations to pay interest payment in excess of the maximum interest rate allowed will be invalidated. The Certain Opinions Regarding Further Strengthening the Financial Judgment Work issued by the Supreme People's Court in August 2017, or the Opinions for Financial Judgment Work, further emphasize that in case the total amount of interest, compounded interest, default interest and other fees charged by the creditor of a financial loan contract substantially exceeds the actual loss of such creditor, then the request by the debtor of such financial loan contract to reduce or adjust the part of the aforementioned fees exceeding the amount accrued on an annual rate of 24% shall be upheld.

        Pursuant to the Contract Law, a creditor may assign its rights under an agreement to a third party, provided that the debtor is notified. Upon due assignment of the creditor's rights, the assignee is entitled to the creditor's rights and the debtor must perform its obligations under the agreement for the benefit of the assignee. We offer investment products on Juzi Licai to individual investors. If an investing period ends prior to the maturity date of any of the underlying loans of the investment, we will facilitate the investor's exit by transferring, with the authorization of such investor, his or her creditor's rights with respect to the underlying loans. To facilitate the assignment of the loans, the template loan agreement applicable to the lenders and borrowers on our platform specifically provides that a lender has the right to assign his or her rights under the loan agreement to any third parties and the borrower agrees to such assignment.

        In addition, according to the Contract Law, an intermediation contract is defined as a contract whereby an intermediary presents to its client an opportunity for entering into a contract or provides the client with other intermediary services in connection with the conclusion of a contract, and the client pays the intermediary service fees. Pursuant to the Contract Law, an intermediary must provide true information relating to the proposed contract. If an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client's interests, the intermediary may not claim for service fees and is liable for the damages caused. The Opinions for Financial Judgment Work issued by the Supreme People's Court in August 2017 further specify that the relationship between online lending intermediary and each party of online lending loan agreement shall be defined as an intermediary contractual relationship, and the intermediary service fees charged by an online lending intermediary to circumvent the legal limit of interest of private lending shall be invalid. Our services offered on Juzi Licai constitute intermediary service, and the agreements by and between Qianhai Juzi, customers and/or individual investors on Juzi Licai are intermediation contracts under the Contract Law.

Regulations Relating to Illegal Fund-Raising

        Raising funds by entities or individuals from the general public must be conducted in strict compliance with applicable PRC laws and regulations to avoid administrative and criminal liabilities. The Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations promulgated by the State Council in July 1998 and amended in January 2011, and the Notice on Relevant Issues Concerning the Penalty on Illegal Fund-Raising issued by the General Office of the State Council in July 2007, explicitly prohibit illegal public fund-raising. The main features of illegal public fund-raising include: (i) illegally soliciting and raising funds from the general public by means of issuing stocks, bonds, lotteries or other securities without obtaining the approval of relevant authorities, (ii) promising a return of interest or profits or investment returns in cash, properties or other forms within a specified period of time and (iii) using a legitimate form to disguise the unlawful purpose.

        To further clarify the criminal charges and punishments relating to illegal public fund-raising, the Supreme People's Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising which came into force in January 2011, or the Illegal Fund-Raising Judicial Interpretations. The Illegal Fund-Raising Judicial Interpretations provide that a public fund-raising will constitute a criminal offense related to "illegally soliciting deposits from the public" under the PRC Criminal Law, if it meets all of the following four criteria: (i) the fund-raising has not been approved by the relevant authorities or is concealed under the guise of legitimate acts; (ii) the fundraising employs general solicitation or advertising such as social media, promotion meetings, leafleting and short messaging service advertising; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, properties in kind and other forms; and (iv) the fund-raising targets at the general public as opposed to specific individuals. An illegal fund-raising activity will be fined or prosecuted in the event that it constitutes a criminal offense. Pursuant to the Illegal Fund-Raising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities, if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) in an amount exceeding RMB1,000,000, (ii) with over 150 fund-raising targets involved, or (iii) with the direct economic loss caused to fund-raising targets exceeding RMB500,000, or (iv) the illegal fund-raising activities have caused baneful influences to the public or have led to other severe consequences. An offender who is a natural person is also subject to criminal liabilities but with lower thresholds.

Regulations Relating to Online Lending Information Intermediary Service Agency

        In July 2015, ten PRC regulatory agencies, including the People's Bank of China, or the PBOC, the MIIT and the China Banking Regulatory Commission, or the CBRC, jointly issued the Guidelines on Promoting the Healthy Development of Internet Finance, or the Guidelines. The Guidelines call for active government support of China's internet finance industry, including the online peer-to-peer lending service industry, and clarify the division of responsibility among regulatory agencies. The Guidelines specify that the CBRC will have primary regulatory responsibility for the online peer-to-peer lending service industry in China and state that online peer-to-peer lending service providers shall act as an intermediary platform to provide information exchange, matching, credit assessment and other intermediary services, and must not provide credit enhancement services and/or engage in illegal fund-raising. The Guidelines provide additional requirements for China's internet finance industry, including the use of custody accounts with qualified banks to hold customer funds as well as information disclosure requirements.

        In April 2016, to further implement the requirements specified in the Guidelines, the General Office of the State Council and fifteen regulatory agencies (including the CBRC) promulgated the Implementation Plan of Specific Rectification for Risks in Internet Finance and the Implementation Plan of Specific Rectification for Risks in Online Peer-to-Peer Lending, or the Implementation Plans. The Implementation Plans emphasize several requirements that are contemplated for the rectification of the peer-to-peer lending service industry, which include, among others, that (i) an online peer-to-peer lending service provider is an information intermediary; (ii) the lending through the online platform conducted by such service provider meets the standards of direct lending, namely the direct lending from individuals to individuals realized through the online platform; (iii) the online peer-to-peer lending service provider shall not violate regulatory "red lines", including setting up any capital pools, financing for itself, promising on a guarantee of principal and interest and etc.; (iv) the funds of lenders and borrowers shall be deposited with eligible third-party custodian accounts and (v) full, timely and objective disclosure of the information, and the establishment of information security measures.

        In August 2016, four PRC regulatory agencies, including the CBRC, the MIIT, the MPS and Cyberspace Administration of China, published the Interim Measures. The Interim Measures define online lending intermediaries as the financial information intermediaries that are engaged in online peer-to-peer lending information business and provide lenders and borrowers with lending information services, such as information collection and publication, credit rating, information interaction and loan facilitation. Consistent with the Guidelines, the Interim Measures prohibit online lending intermediaries from providing credit enhancement services and collecting funds directly or indirectly, and require, among others, (i) that online lending intermediaries intending to provide online lending information agency services and its subsidiaries and branches must make relevant record-filing with local financial regulatory authorities with which it is registered after obtaining the business license; (ii) that online lending intermediaries operating telecommunication services must apply for relevant telecommunication service license after the completion of the record-filing and registration with the local financial regulatory authority; and (iii) that online lending intermediaries must materially specify the online lending information intermediary in the business scope.

        The Interim Measures list the following businesses that an online lending intermediary must not, by itself or on behalf of a third party, participate in: (i) financing for themselves whether or not in disguised form; (ii) accepting or collecting directly or indirectly the funds of lenders; (iii) providing lenders with guarantee or promise on guarantee of principal and interest directly or in disguised form; (iv) publicizing or promoting financing projects at physical locations; (v) extending loans, except otherwise as provided by laws and regulations; (vi) splitting the term of any financing project; (vii) offering wealth management and other financial products by themselves to raise funds, and selling as an agent bank wealth management, securities company asset management, fund, insurance or trust products and other financial products; (viii) conducting asset securitization business or realizing transfer of creditors' rights in the forms of asset packaging, asset securitization, trust assets, fund shares, etc.; (ix) engaging in any form of mixture, bundling or agency with other institutions in investment, agency in sale, brokerage and other business except as permitted by laws, regulations and relevant regulatory provisions on online peer-to-peer lending; (x) falsifying or exaggerating earnings outlook of financing projects, concealing the defects and risks of financing projects, making false advertising or promotion, etc., by using ambiguous words or other fraudulent means, fabricating or spreading false or incomplete information impairing the business reputation of others or misleading lenders or borrowers; (xi) providing information intermediary services for high-risk financing which uses the borrowed funds for investment in stocks, over-the-counter fund distribution, futures contracts, structured funds and other derivative products; (xii) engaging in businesses such as crowd-funding in equity; and (xiii) other activities prohibited by the laws, regulations and the regulatory provisions on online peer-to-peer lending. In addition, the Interim Measures stipulate that online lending intermediaries shall not operate businesses other than risk management and necessary business processes such as information collection and confirmation, post-loan tracking and pledge management in accordance with online lending regulations, via offline physical locations. Furthermore, the Interim Measures provide that online lending intermediaries shall, based on their risk management capabilities, set upper limits on the loan balance of a single borrower borrowing both from one online lending intermediary and from all online lending intermediaries. In the case of natural persons, this limit shall not be more than RMB200,000 for one online lending intermediary and not more than RMB1 million in total from all platforms, while the limit for a legal person or organization shall not be more than RMB1 million for one online lending intermediary and not more than RMB5 million in total from all platforms.

        Moreover, the Interim Measures require that each online lending intermediary (i) separate its own capital from funds received from lenders and borrowers and (ii) select a qualified banking financial institution as its funding custodian institution, which shall perform custody and administrative responsibilities as required.

        The Interim Measures also set out certain additional requirements applicable to online lending intermediaries on, among other things, the real-name registration of lenders and borrowers, the risk control, internet and information security, limits on the fund collection period (up to 20 business days), allocation of charges, personal credit management, file management, lenders and borrowers protection, prohibition on making decisions by online lending intermediaries on behalf of the lender without the authorization of the lender, administration of electronic signatures and information disclosure.

        Any violation of the Interim Measures by an online lending intermediary may subject such online lending intermediary to certain penalties as determined by applicable laws, and regulations, or by relevant government authorities if the applicable laws and regulations are silent on the penalties. The applicable penalties may include but are not limited to, criminal liabilities, warning, rectification, tainted integrity record and fines of up to RMB30,000.

        If any online lending intermediary established prior to the implementation of these Interim Measures fail to conform to the provisions of these Interim Measures, the local financial regulatory authority shall require such online lending intermediary to make rectification, and the rectification period shall not exceed 12 months.

        In April 2017, CBRC issued the Guidelines on Prevention and Control of the Risks in Banking Industry, to further emphasize that the Interim Measures and the supporting mechanism (including but not limited to the record-filing mechanism and the fund custodian mechanism) shall be strictly implemented.

Regulations Relating to Record-filings of Online Lending Information Intermediary Service Agency

        In November 2016, the CBRC, the MIIT and the State Administration for Industry and Commerce, or the SAIC, jointly published the Guidelines on the Administration of Record-filings of

Online Lending Information Intermediary Agencies, or the Record-filings Guidelines, to establish and improve the record-filing mechanisms for online lending intermediaries.

        According to the Record-filings Guidelines, a newly established online lending intermediary shall make the record-filings with the local financial regulatory authority after obtaining the business license; while with respect to any online lending intermediary which is established and begins to conduct the business prior to the publication of this Record-filings Guidelines, the local financial regulatory authority shall, pursuant to relevant arrangement of specific rectification work for risks in online peer-to-peer lending, accept the application for record-filings submitted by a qualified online lending intermediary, or any online lending intermediary which has completed the rectification confirmed by relevant authorities.

Regulations Relating to Funds Custodian of Online Lending

        The Interim Measures purport, among other things, to require an online lending intermediary to carry out isolated management of its proprietary funds and the funds of lenders and borrowers and choose an eligible banking financial institution as the custodian institution for the funds of lenders and borrowers. Pursuant to the Interim Measures, the depositary shall enter into fund custodian agreements with an online Information Intermediary, the borrowers, the lenders and/or other related parties, and conduct custodian, transfer, payment, accounting and supervision of the funds of lenders and borrowers pursuant to such agreements.

        In February 2017, the CBRC released the Guidelines to Regulate Funds Custodian for online lending intermediaries, or the Custodian Guidelines. The Custodian Guidelines define depositories as commercial banks that provide online lending fund custodian services, and stipulate that the depositories shall engage in offering any guarantee, including: (i) offering guarantees for lending transaction activities conducted by online lending intermediaries, or undertaking any liability for breach of contract related to such activities; (ii) offering guarantees to lenders, guaranteeing principal and dividend payments or bearing the risks associated with fund lending operations for lenders.

        Apart from the requirements set forth in the Interim Measures and the Guidelines, the Custodian Guidelines impose certain responsibilities on online lending intermediaries, including entering into fund custodian agreements with only one commercial bank to provide fund custodian services, and organizing independent audit on funds custodian accounts of borrowers and investors and various other services. The Custodian Guidelines also provide that online lending intermediaries are permitted to develop an online lending fund custodian business only after satisfying certain conditions, including: (i) completing registration, filing records and obtaining a business license from the competent industry and commerce administration authority; (ii) filing records with the local financial regulatory authority; and (iii) applying for a corresponding telecommunications service license pursuant with the relevant telecommunication authorities. The Custodian Guidelines also require online lending intermediaries to perform various obligations, and prohibits them from advertising their services except in accordance with certain exposure requirements, the interpretation and applicability of which is unclear, as well as certain oversight requirements. The Custodian Guidelines also sets forth other business standards and miscellaneous requirements for depositories and online lending intermediaries as well. Online lending intermediaries and commercial banks conducting the online custodian services prior to the effectiveness of the Custodian Guidelines have a six-month grace period to rectify any activities not in compliance with the Custodian Guidelines.

        We have entered into an online lending fund custodian agreement with China Guangfa Bank, pursuant to which China Guangfa Bank shall set up separate custodian accounts for funds of lenders and customers on Juzi Licai, and shall perform fund custody, payment and settlement services on Juzi Licai.

Regulations Relating to Information Disclosure by Online Lending Intermediary

        The Interim Measures stipulate certain requirements on the information disclosure by an online lending intermediary, which include, among other things: (i) full disclosure of the basic information of borrowers and the financing projects, the risk assessment results and potential risk of the projects, the use of funds, and other related information on the official websites; and (ii) submission of the regular information disclosure announcements and other relevant documents to the local financial regulatory authorities for records, and preservation of such documents at the intermediary's domicile for inspection by the public. Pursuant to the Interim Measures, detailed rules on the information disclosure by an online lending intermediary shall be formulated separately.

        In August 2017, the General Office of the CBRC released the Guidelines on Information Disclosure of Business Activities of Online Lending Information Intermediaries, or the Information Disclosure Guidelines. Consistent with the Interim Measures, the Information Disclosure Guidelines emphasize the requirement of information disclosure by an online lending intermediary and further, detail the frequency and scope of such information disclosure. Any violation of the Information Disclosure Guidelines by an online lending intermediary may subject the online lending intermediary to certain penalties under Interim Measures. In addition, the Information Disclosure Guidelines require online lending intermediaries that do not fully comply with the Information Disclosure Guidelines in conducting their business to rectify the relevant activities within six months after the release of the Information Disclosure Guidelines.

Regulations Relating to Campus Online Lending

        In April 2016, the General Office of the Ministry of Education, or the MOE, and the General Office of the CBRC jointly issued the Notice on Education and Guidance Work and Strengthening the Risks Prevention of Campus Delinquency Online Lending, or the Education and Guidance Work Notice. The Education and Guidance Work Notice provides that (i) the local financial regulatory authority shall closely monitor the online lending intermediaries' actions, such as false and misleading advertising and promotion, or other actions that may mislead the lenders or borrowers, and strengthen the supervision and the risk warnings of online lending intermediaries' advertising and promotional activities focusing on those college students, as well as those online lending intermediaries who neglect to conduct borrower qualification examination; and (ii) the corresponding response measures and plan for non-compliant campus online lending shall be established and improved; and any non-compliant online lending intermediary that has advertised and promoted its services within the campus and thus may infringe upon the legal rights of the students, cause safety hazards or lack advance permission, shall promptly be reported to the relevant regulatory authorities and be dealt with pursuant to the applicable laws.

        In October 2016, six PRC regulatory agencies, including the CBRC, the Office of the Central Leading Group for Cyberspace Affairs and the MOE, jointly issued the Notice on Further Strengthening the Rectification of Campus Online Lending, or Rectification of Campus Online Lending Notice. The Rectification of Campus Online Lending Notice strengthens and details the remediation measures of the online lending business focusing on the students, or campus online lending, and provides the following: (i) providing online lending service to college students under the age of eighteen is prohibited (for college students over eighteen, the person engaging in campus online lending must verify the secondary repayment source of such borrower (which could be the borrower's parents, guardian, or other custodian), obtain the written undertaking documents consenting to the loan and the repayment guarantee from the secondary repayment source of such borrower, and verify the identity of the secondary repayment source of such borrower through the phone or other methods); (ii) prohibits false and fraudulent advertising and promotion through the use of discriminatory and misleading language or other methods, and the distribution of false or incomplete information to mislead college students borrowers; (iii) prohibits publicizing or promoting lending services at physical locations (excluding electronic means such as the internet) either by persons engaging in campus online lending themselves or by a third party; or (iv) prohibits usurious loans in disguised forms by charging various fees such as procedure fee, overdue fine, service fee and recovery fee, or forcing repayment by illegal collection.

        In addition, the Rectification of Campus Online Lending Notice requires that the person engaging in campus online lending shall establish the three mechanisms, namely borrower qualification examination, risk monitoring and customer information protection, as follows: (i) to establish borrower qualification examination and classification system to ensure that the borrowers have the repayment capacity for the loan pursuant to the relevant agreement; (ii) to establish risk monitoring system to further strengthen information disclosure and to provide risk warnings to borrowers, and to ensure that the lending procedures and the key elements of the loan are open and transparent; and (iii) to establish the customer information protection mechanism, by implementing the Order for the Protection of Telecommunication and Internet User Personal Information and other relevant criteria and by conducting the information system gradation registration and testing, to strength customer information protection and ensure the legality and information security during the collection, settlement and use of lenders' and borrowers' information.

        Pursuant to the Rectification of Campus Online Lending Notice, the local financial regulatory authorities and the branches of the CBRC shall jointly conduct a thorough examination and centralized rectification of persons engaging in campus online lending. When the violation is determined to be minor, rectification shall be made within a prescribed time limit; and when the conduction of the rectification is refused or the violation is determined to be material, such person's business of campus online lending could be suspended, shut down or banned according to the applicable laws. Any person that is suspected to be involved in any malicious fraud or other serious extraordinary activities shall be severely punished. In any case involving criminal activities, the relevant person shall be dealt with by relevant judicial authorities.

        In April 2017, CBRC issued the Guidelines on Prevention and Control of the Risks in Banking Industry, to further emphasize the relevant requirements on the campus online lending business provided in the Rectification of Campus Online Lending Notice, which include the prohibitions of: (i) marketing to individuals unable to repay loans; (ii) providing online lending service to college students under the age of eighteen; (iii) conducting false and fraudulent advertising and promotion; or (iv) providing usurious loans in disguised forms.

        In May 2017, CBRC, MOE and Ministry of Human Resources and Social Security issued the Notice on Further Strengthening the Regulation and Management Work of Campus Online Lending Business, or the CBRC Circular 26. The CBRC Circular 26 provides that (i) the commercial banks and the policy banks may research and develop financial products and provide loans that provide general assistance to college students and support them in areas such as learning and training, consumption and entrepreneurship, and provide customized and quality financial services to college students with reasonable credit limits and interest rates; (ii) any entity established without approval of the relevant banking regulatory authority shall not provide any credit services to college students so as to eliminate fraud, usurious loans or violent loan collections; and (iii) all Campus Online Lending business conducted by the Online Lending Information Intermediaries shall be suspended and the outstanding balance of Online Campus Lending loans shall be gradually reduced until reaching a zero balance.

Regulations Relating to Microcredit

        The Guidance on the Pilot Establishment of Microcredit Companies jointly promulgated by the CBRC and the PBOC in May 2008 allows provincial governments to approve the establishment of microcredit companies on a test basis. Based on this guidance, many provincial governments in China, including that of Jiangxi Province, promulgated local implementation rules on the administration of microcredit companies.

        The Notice on Issuing Implementation Opinions on and Interim Measures of the Pilot Establishment of Microcredit Companies issued by the Jiangxi Provincial Government in February 2009, or the Implementation Opinions and Interim Measures, provide that the sources of funds of a microcredit company must be limited to the capital contributions paid by its shareholders, monetary donations, and loans provided by no more than two banking financial institutions, and that the outstanding loans from such banking financial institutions do not exceed 50% of the net capital of the microcredit company. Among other requirements, the Implementation Opinions and Interim Measures require a microcredit company to grant at least 70% of its loans to those borrowers having less than RMB0.5 million loan balance and the remaining 30% of its loans to those borrowers having a loan balance less than 5% of the net capital of the microcredit company. In addition, a microcredit company is not permitted to conduct any businesses outside the county where it is located.

        In March 2012, Jiangxi Financial Service Office, the regulatory authority for microcredit companies in Jiangxi Province, promulgated Measures for the Supervision and Administration of Microcredit Companies in Jiangxi Province (Trial Version), to impose the management duties upon the relevant regulatory authorities and to specify more detailed requirements on the microcredit companies, in accordance with which, among other requirements, (i) the microcredit companies are prohibited from engaging in deposit taking activities from the public and illegal fund-raising; (ii) the modification of certain company registration issues shall be subject to the approval by the relevant regulatory authorities; and (iii) the microcredit company shall engage in the loan business in the place of registration and in or around the surrounding counties within the same municipality of the place of registration, and the loan balance for the borrowers in the county of registration shall not be less than the 60% of the aggregate loan balance.

        In August 2016, the Interim Measures for the Supervision and Administration of Network Microcredit Companies in Ji'an Municipality issued by the Ji'an Municipality Government, or the Ji'an Network Microcredit Companies Interim Measures, provide that a network microcredit company is entitled to conduct business on the internet, and could raise funds through capital contributions from its shareholders, loans from its shareholders and banking financial institutions, and bonds issuance in the securities market. Neither the outstanding loans from banks nor the outstanding bonds amount issued in the securities market shall exceed two times the registered capital of the network microcredit company, and the outstanding loans from its shareholders shall not exceed the registered capital of the network microcredit company. In addition, the Ji'an Network Microcredit Companies Interim Measures require a network microcredit company to grant no less than 70% of its aggregate loan balance to those borrowers with less than RMB1 million in total loan balance and the aggregate loan balance for one borrower shall not exceed 5% of its net capital.

        Jiangxi Financial Service Office, the regulatory authority for microcredit companies in Jiangxi Province, issued the Guidelines for the Supervision and Administration of Network Microcredit Companies of Jiangxi Province (for Trial Implementation) in September 2016, or Jiangxi Network Microcredit Companies Guidelines, to provide more specific rules on the supervision and administration of network microcredit companies in Jiangxi Province, pursuant to which, among other things, the network microcredit company could raise funds through transferring credit asset and asset-backed securitization with the approval of the regulatory authority, apart from the capital contributions paid by its shareholders and loans from no more than two banking financial institutions. In addition, Jiangxi Network Microcredit Companies Guidelines require that (i) the network microcredit company shall primarily conduct its microcredit loan business through the internet, and that the working capital used in the microcredit loan business through the internet shall be no less than 70% of the aggregate working capital of such network microcredit company, and (ii) the aggregate loan balance within the municipality where such network microcredit company is located shall be no less than 30% of the aggregate loan balance of the network microcredit company.

        We engage in network microcredit businesses through Ji'an Fenqile Network Microcredit Co., Ltd., a subsidiary of Shenzhen Fenqile, in Ji'an, Jiangxi Province, which has obtained the authority's permission.

Regulations Relating to Financing Guarantee

        In August 2010, CBRC, NDRC, MIIT, MOC, PBOC, SAIC and Ministry of Finance of PRC promulgated the Tentative Administrative Measures for Financing Guarantee Companies. The Tentative Administrative Measures for Financing Guarantee Companies require an entity or individual to obtain a prior approval from the relevant regulatory body to engage in the financing guarantee business, and defines "financing guarantee" as an activity whereby the guarantor and the creditor, such as a financial institution in the banking sector, agree that the guarantor shall bear the guarantee obligations in the event that the secured party fails to perform its financing debt owed to the creditor.

        In August 2017, the State Council promulgated the Regulations on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Regulations, which will become effective on October 1, 2017. The Financing Guarantee Regulations define "financing guarantee" as a guarantee provided for the debt financing (including but not limited to the extension of loans or issuance of bonds), and set out that the establishment of a financing guarantee company or engagement in the financing guarantee business without approval may result in several penalties, including but not limited to banning, an order to cease business operation, confiscation of illegal gains, fines of up to RMB 1,000,000, and criminal liabilities.

Regulations Relating to Anti-Money Laundering

        The PRC Anti-money Laundering Law, which became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients' identification information and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-money Laundering Law, financial institutions subject to the PRC Anti-money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as payment institutions. However, the State Council has not promulgated a list of the non-financial institutions subject to anti-money laundering obligations.

        The Guidelines jointly released by ten PRC regulatory agencies in July 2015, purport, among other things, to require the internet finance industry, including online peer-to-peer lending platforms, to comply with certain anti-money laundering requirements, including establishing a customer identification program, monitoring and reporting of suspicious transactions, preserving customer information and transaction records, and providing assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate implementation rules to further specify the anti-money laundering obligations of internet finance industry.

        Pursuant to the Interim Measures, an online lending intermediary shall perform the anti-money laundering obligations by verifying client identity, reporting suspicious transactions, keeping identity data and transaction records, etc.

        In addition, the Fund Deposit Guidelines requires that the anti-money laundering obligation be included in the fund custodian agreements between an online lending intermediary and the commercial bank acting as the depositary, and the online lending intermediary shall fulfill and cooperate with depositary to fulfill anti-money laundering obligations.

Regulations Relating to Internet Information Security and Privacy Protection

        Internet information in China is regulated from a national security standpoint. The NPC has enacted the Decisions on Preserving Internet Security in December 2000 and amended in August 2009, which subject violators to potential criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The MPS has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leak of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the MPS and its local branches may revoke its operating license and shut down its websites.

        In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011 and effective in March 2012, an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of the user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user's personal information, and in case of any leak or likely leak of the user's personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, immediately report to the telecommunications authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the NPC in December 2012, the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013 and came into force in September 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

        Moreover, pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the NPC in August 2015 which became effective in November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client's information; (iii) any serious loss of criminal evidence; or (iv) other severe situation. Any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information, shall be subject to criminal penalty in severe situation. In addition, the Interpretations of the Supreme People's Court and the Supreme People's Procuratorate of the PRC on Several Issues Concerning the Application of Law

in Handling Criminal Cases of Infringing Personal Information, issued in May 2017 and effective in June 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement.

        In November 2016, the Standing Committee of the NPC released the Internet Security Law, which took effect in June 2017. The Internet Security Law requires network operators to perform certain functions related to internet security protection and the strengthening of network information management. For instance, under the Internet Security Law, network operators of key information infrastructure generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of the PRC.

        The Guidelines and the Interim Measures also set out certain requirements applicable to online lending intermediaries on, among other things, internet and information security. For example, an online lending intermediary shall in accordance with the relevant provisions on internet security of the state and the requirements of the state's system for classified protection of information security, conduct the record-filing of the class determination and class testing of information system, and possess perfect internet security facility and management system.

Regulations Relating to Online Transaction

        The principal legislation with respect to the online and mobile commerce industry is the Online Transaction Measures. The Online Transaction Measures impose more stringent requirements and obligations on online trading or service operators as well as the marketplace platform providers. For example, the marketplace platform providers are obligated to examine the legal status of each third-party merchant selling products or services on the platform and display on a prominent location on the web page of such merchant the information stated in the merchant's business license or a link to such business license. Where the marketplace platform providers also act as online distributors, these marketplace platform providers must make a clear distinction between their online direct sales and sales of third-party merchant products on the marketplace platform. Moreover, consumers are generally entitled to return the products sold by an online trading operator within seven days upon the receipt thereof and are not required to provide reasons for such return.

Regulations Relating to Product Quality and Consumer Rights Protection

        Pursuant to the Product Quality Law of PRC promulgated by the Standing Committee of the NPC in February 1993, amended in July 2000 and further amended in August 2009, or the Product Quality Law, a seller must establish and practice a check-for-acceptance system for replenishment of its stock, and examine the quality certificates and other marks and must also adopt measures to keep the products for sale in good quality. Violation of the Product Quality Law could result in various penalties, including the imposition of fines, suspension of business operations, revocation of business licenses or criminal liabilities. Where a defective product causes physical injury to a person or damage to other person's property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

        The PRC Consumer Rights and Interests Protection Law, as amended and effective as of March 15, 2014, and the Online Transaction Measures, have provided stringent requirements and obligations on business operators, including internet business operators and platform service providers. For example, consumers are entitled to return goods purchased online, subject to certain exceptions, within seven days upon receipt of such goods for no reason. To ensure that sellers and service providers comply with these laws and regulations, the platform operators are required to implement rules governing transactions on the platform, monitor the information posted by sellers and service providers, and report any violations by such sellers or service providers to the relevant authorities. In addition, online marketplace platform providers may, pursuant to the relevant PRC consumer protection laws, be exposed to liabilities if the lawful rights and interests of consumers are infringed upon in connection with consumers' purchase of goods or acceptance of services on online marketplace platforms and the online marketplace platform providers fail to provide consumers with the contact information of the seller or manufacturer. In addition, online marketplace platform providers may be jointly and severally liable with sellers and manufacturers if they are aware or should be aware that any seller or manufacturer is using the online platform to infringe upon the lawful rights and interests of consumers and fail to take measures necessary to prevent or stop such activity.

        The Tort Liability Law of the PRC, which was enacted by the Standing Committee of the NPC in December 2009 and took effect in July 2010, also provides that if an online service provider is aware that an online user is committing infringing activities, such as selling counterfeit products, through its internet services and fails to take necessary measures, it shall be jointly liable with the said online user for such infringement. If the online service provider receives any notice from the infringed party on any infringing activities, the online service provider shall take necessary measures, including deleting, blocking and unlinking the infringing content, in a timely manner. Otherwise, it will be jointly liable with the relevant online user for the extended damages.

Regulations Relating to Intellectual Property Rights

        The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

        Copyright.    Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC promulgated in February 2010 and which took effect in April 2010, or the Copyright Law, and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

        Patent.    The Patent Law of the PRC promulgated in December 2008 and which became effective in October 2009, or the Patent Law, provides for patentable inventions, utility models and designs. An invention or utility model for which patents may be granted shall have novelty, creativity and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications.

        Trademark.    The Trademark Law of the PRC promulgated in August 2013 which took effect in May 2014, or the Trademark Law, and its implementation rules protect registered trademarks. The PRC Trademark Office of the SAIC is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a "first-to-file" principle with respect to trademark registration.

        Domain Name.    Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT in November 2004 which became effective in December 2004, or the Domain Names Measures. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names. The Domain Names Measures has adopted a "first-to-file" principle with respect to the registration of domain names.

Regulations Relating to Tax

Enterprise Income Tax

        PRC enterprise income tax is calculated based on taxable income, which is determined under (i) the PRC Enterprise Income Tax Law, promulgated by the NPC and implemented in January 2008,

or the EIT Law, and (ii) the implementation rules to the EIT Law promulgated by the State Council and implemented in January 2008. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions. According to the EIT Law and its implementation rules, the income tax rate of an enterprise that has been determined to be a high and new technology enterprise may be reduced to 15% with the approval of relevant tax authorities.

        In addition, according to the EIT Law, enterprises registered in countries or regions outside the PRC but have their "de facto management bodies" located within China may be considered as PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Though the implementation rules of the EIT Law define "de facto management bodies" as "establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., of an enterprise," the only detailed guidance currently available for the definition of "de facto management body" as well as the determination and administration of tax residency status of offshore-incorporated enterprises are set forth in the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the State Administration of Taxation, or the SAT, in April 2009, or Circular 82, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version) issued by the SAT in July 2011, or Bulletin No. 45, which provides guidance on the administration as well as the determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

        According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC resident enterprise by virtue of having its "de facto management body" in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met:

  •
  the primary location of the day-to-day operational management and the places where they perform their duties are in the PRC;

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  decisions relating to the enterprise's financial and human resource matters are made or are subject to approval of organizations or personnel in the PRC;

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  the enterprise's primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and

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  50% or more of voting board members or senior executives habitually reside in the PRC.

        Bulletin No. 45 further clarifies certain issues related to the determination of tax resident status and competent tax authorities. It also specifies that when provided with a copy of Recognition of Residential Status from a resident Chinese-controlled offshore-incorporated enterprise, a payer does not need to withhold income tax when paying certain PRC-sourced income such as dividends, interest and royalties to such Chinese-controlled offshore-incorporated enterprise.

Income Tax for Share Transfers

        According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-Resident Enterprises, or Circular 698, promulgated by the SAT in December 2009 which took effect in January 2008, and the Announcement of the SAT on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, promulgated by the SAT in February 2015, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company

(other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market) without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer will be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%. Under the terms of Circular 7, the transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes: (i) over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company's revenue is directly or indirectly derived from PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties.

        There is uncertainty as to the application of Circular 698 and Circular 7. Circular 698 and Circular 7 may be determined by the PRC tax authorities to be applicable to our prior private equity financing transactions that involved non-resident investors, if any of such transactions are determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors in such transactions may become at risk of being taxed under Circular 698 and Circular 7, and we may be required to expend valuable resources to comply with Circular 698 and Circular 7 or to establish that we should not be taxed under the general anti-avoidance rule of the EIT Law, which may have a material adverse effect on our financial condition and results of operations.

Dividend Withholding Tax

        Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the SAT on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, promulgated by the SAT in February 2009, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it should be a company as provided in the tax treaty; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective in November 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Installment (HK) Investment Limited, our Hong Kong subsidiary, may be able to enjoy the 5% withholding tax rate for the dividends they receive from Beijing Shijitong Technology Co., Ltd., our PRC subsidiary, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Regulations Relating to Foreign Currency Exchange

Foreign Currency Exchange

        The principal regulations governing foreign currency exchange in China are the Regulations of the People's Republic of China on Foreign Exchange Control, promulgated by the State Council as amended in August 2008. Under these regulations, the Renminbi is freely convertible for current account items, including the trade and service-related foreign exchange transactions and other current exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities, unless the prior approval of the State Administration of Foreign Exchange, or SAFE, is obtained and prior registration with SAFE is made.

        In August 2008, the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, was promulgated by the General Affairs Department of SAFE, which regulates the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in PRC, unless specifically provided otherwise. SAFE further strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested enterprise. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Any violation of Circular 142 may result in severe penalties, including substantial fines.

        In November 2012, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting the Foreign Exchange Administration Policies on Direct Investments, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expense accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Issuing the Provisions on the Foreign Exchange Administration of Domestic Direct Investment of Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

        In July 2014, SAFE further reformed the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of FIEs, and issued the Notice of the State Administration of Foreign Exchange on the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-Invested Enterprises in Certain Areas, or Circular 36, in July 2014. This circular suspends the application of Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas to use the Renminbi capital converted from foreign currency registered capital for equity investments within the PRC.

        In March 2015, SAFE released the Notice of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises, or Circular 19, which became effective in June 2015 and has made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises, lifted some foreign exchange restrictions under Circular 142, and annulled Circular 142 and Circular 36. However, Circular 19 continues to, prohibit foreign-invested enterprises from, among other things, using Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises.

        In June 2016, SAFE issued the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or Circular 16, which took effect on the same day. Compared to Circular 19, Circular 16 provides that, in addition to foreign exchange capital, foreign debt funds and proceeds remitted from foreign listings should also be subject to the discretional foreign exchange settlement. In addition, it also lifted the restriction, that foreign exchange capital under the capital accounts and the corresponding Renminbi capital obtained from foreign exchange settlement should not be used for repaying the inter-enterprise borrowings (including advances by the third party) or repaying bank loans in Renminbi that have been sub-lent to the third party.

        In January 2017, SAFE issued SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years' losses before remitting profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Foreign Exchange Registration of Overseas Investment by PRC Residents

        In July 2014, SAFE promulgated the Notice of the State Administration of Foreign Exchange on the Administration of Foreign Exchange Involved in Overseas Investment, Financing and Return on Investment Conducted by Residents in China via Special-Purpose Companies, or Circular 37, which replaced the former circular commonly known as Circular 75 promulgated by SAFE in October 2005. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents' legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a "special purpose vehicle." Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

        In February 2015, SAFE released the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or Circular 13, which has amended Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

Share Option Rules

        Pursuant to Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In addition, under the Notice of the State Administration of Foreign Exchange on Issues Related to Foreign Exchange Administration in Domestic Individuals' Participation in Equity Incentive Plans of Companies Listed Abroad issued by SAFE in February 2012, or the Share Option Rules, PRC residents who are granted shares or share options by companies listed on overseas stock exchanges under share incentive plans are required to (i) register with SAFE or its local branches, (ii) retain a qualified PRC agent, which may be a PRC subsidiary of the overseas listed company or another qualified institution selected by the PRC subsidiary, to conduct SAFE registration and other procedures with respect to the share incentive plans on behalf of the participants, and (iii) retain an overseas institution to handle matters in connection with their exercise of share options, purchase and sale of shares or interests and funds transfers.

Regulations Relating to Dividend Distribution

        Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from Beijing Shijitong Technology Co., Ltd., which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. The principal legislation with respect to payment or distribution of dividends by wholly foreign-owned enterprises include (i) the Company Law of the PRC, most recently amended by the Standing Committee of the NPC as of March 1, 2014, (ii) the Wholly Foreign-Owned Enterprise Law, most recently amended by the Standing Committee of the NPC as of September 3, 2016, and its implementation rules. Under these laws, wholly foreign-owned enterprises in the PRC may pay dividends only out of accumulated profits, after setting aside annually at least 10% of accumulated after-tax profits as reserve fund, if any, unless these reserves have reached 50% of the registered capital of the enterprises. These reserve funds may not be distributed as cash dividends. A wholly foreign-owned enterprise may allocate a portion of its after-tax profits to its employee welfare and bonus funds at its discretion. Profit of a wholly foreign-owned enterprise shall not be distributed before the losses thereof for the previous accounting years have been made up. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to M&A and Overseas Listings

        Six PRC regulatory agencies, including China Securities Regulatory Commission, or the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective in September 2006 and was amended in June 2009, or the M&A Rules. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

Regulations Relating to Employment

        Pursuant to the Labor Law of PRC, promulgated by the NPC in July 1994 and revised in August 2009, or the Labor Law, and the Labor Contract Law of PRC, promulgated by Standing Committee of the NPC in June 2007 and amended in December 2012, or the Labor Contract Law, employers must execute written employment contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee for more than a month but less than a year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee's salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. If an employer fails to conclude a written labor contract with a worker within one year as of the date when it employs the worker, it shall be deemed to have concluded an open-ended labor contract with the latter. All employers must compensate their employees with wages equal to at least the local minimum wage. Violations of the Labor Law and the Labor Contract Law may result in fines and other administrative sanctions, and serious violations may result in criminal liabilities.

        Enterprises in China are required by the Social Insurance Law of PRC promulgated by the Standing Committee of the NPC in October 2010 which became effective in July 2011, or the Social Insurance Law, the Regulations on Management of Housing Provident Fund released by the State Council in March 2002, and other related rules and regulations, to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, an on-the-job injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government. Failure to make adequate contributions to various employee benefit plans may be subject to fines and other administrative sanctions. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of 0.05% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Jay Wenjie Xiao	34	Chief Executive Officer and Director
Jared Yi Wu	38	President
Craig Yan Zeng	49	Chief Financial Officer
Luping Le	37	Chief Operation Officer
Kris Qian Qiao	39	Chief Financing Cooperation Officer
Ryan Huanian Liu	39	Chief Risk Officer
Keyi Chen	39	Director
Yibo Shao	44	Director
Zuyu Tan	44	Director

        Mr. Jay Wenjie Xiao is our founder and has served as our chief executive officer and director since our inception. Mr. Xiao has over 10 years of experience in the online finance industry. Prior to founding our company, Mr. Xiao served as product manager in the infrastructure platform department of Tenpay, a leading online payment platform in China owned by Tencent, and was responsible for product development and operations. Mr. Xiao received his bachelor's degree in design from Nanchang Hangkong University in 2005.

        Mr. Jared Yi Wu has served as our president since May 2016. Prior to joining us, Mr. Wu served at Tencent for 9 years. From 2013 to 2016, Mr. Wu served as general manager of WeChat Pay, an integrated feature in Tencent's WeChat. From 2007 to 2013, Mr. Wu served first as the director of product development at Tenpay and then as its deputy general manager. Mr. Wu received his master's degree in computing and internet systems from King's College London in 2003 and his bachelor's degree in automation from South China University Technology in 2002. He obtained his EMBA degree from China Europe International Business School.

        Mr. Craig Yan Zeng has served as our chief financial officer since November 2016. Mr. Craig Yan Zeng previously held various senior management positions at other companies. Prior to joining us, Mr. Craig Yan Zeng served as chief financial officer of YeePay. From 2013 to 2015, Mr. Zeng served as vice president of Hop Hing Group Holdings Limited, a company listed on the Hong Kong Stock Exchange. From 2010 to 2013, Mr. Zeng served as executive vice president of VanceInfo Technologies Inc., a NYSE-listed company. Prior to 2010, Mr. Zeng served as a financial director at Microsoft (Greater China), and was chief operating officer and chief financial officer of Venustech Group Inc. Mr. Zeng received his master's degree in business administration from the Stern School of Business at New York University in 1999 and his bachelor's degree in chemistry from Beijing University of Chemical Technology in 1991.

        Ms. Luping Le has served as chief operation officer since August 2015. Ms. Le has over 13 years of experience in the internet industry and served as general manager in the MIG marketing department of Tencent before joining our company. Ms. Le received her master's degree in business administration from the Shanghai University of Finance and Economics in 2010 and her bachelor's degree in business administration from Guangdong University of Finance and Economics in 2002. Ms. Le is currently enrolled in the EMBA program at the Hong Kong University of Science and Technology.

        Mr. Kris Qian Qiao has served as our chief financing cooperation officer since April 2016. He was our vice president from December 2013 to March 2016. Mr. Qiao has over 14 years of experience in finance and other related areas. Prior to joining our company, Mr. Qiao worked as senior manager of

China Universal Asset Management Co., Ltd. from 2010 to 2012. Prior to that, Mr. Qiao was senior product manager for financing cooperation at Tenpay from 2005 to 2010. Mr. Qiao also served as software engineer and project manager at the Bank of China Software Development Center (Shenzhen) from 2002 to 2005. Mr. Qiao received his master's degree in business administration from the Hong Kong Polytechnic University and his bachelor's degree in applied computer science from Henan University, Mr. Qiao is currently enrolled in the EMBA program at Cheung Kong Graduate School of Business.

        Mr. Ryan Huanian Liu has served as our chief risk officer since April 2015. Mr. Liu has over 14 years of experience of working in large financial institutions. Mr. Liu served as the general manager at the Zhejiang Province branch of PingAn Private Bank from May 2014 to April 2015. Prior to that, Mr. Liu was executive director of PingAn Trust Co., Ltd. from March 2013 to May 2014. Mr. Liu also served as the senior vice president of risk at Societe Generale from September 2010 to March 2013. From June 2007 to September 2010, Mr. Liu served as a senior risk manager of Standard Chartered Bank. Between April 2005 and June 2007, Mr. Liu served as the Asia risk manager at GE Capital. Mr. Liu received his master's degree in informatics from the University of Edinburgh in 2002 and his bachelor's degree in statistics from Zhejiang University in 2000.

        Mr. Keyi Chen has served as our director since July 2014. Since 2010, Mr. Chen has served as the managing partner for K2 Partners in charge of fund operations. Prior to joining K2 Partners, Mr. Chen served as a principal in Ce Yuan Ventures covering early stage investments in the companies from the technology, media and telecommunication sector. Mr. Chen received his bachelor's degree in economics from Peking University in 2001.

        Mr. Yibo Shao has served as our director since July 2014. Mr. Shao is the co-founder and managing partner of Matrix Partners China, a leading venture capital firm in China focusing on the technology sector. Mr. Shao co-founded BabyTree.com, a parenting website and community in China, and co-founded and serves as the chairman of Nuance Biotech Inc. In addition, Mr. Shao founded EachNet.com and served as its chief executive officer until its acquisition by eBay in 2003. He also served as its chief executive officer from 1999 to September 21, 2006. He worked at Boston Consulting Group and Goldman Sachs prior to founding EachNet. Mr. Shao received his bachelor degree in physics and electrical engineering from Harvard College and MBA degree from Harvard Business School. Mr. Shao has been named one of the Young Global Leaders of the World Economic Forum and Entrepreneur of the Year 2003 by Asian Venture Capital Journal.

        Mr. Zuyu Tan has served as our director since May 2014. Mr. Tan has over 20 years of experience in the accounting and finance industry. Mr. Tan currently serves as the chief executive officer of Beijing Taikang Investment Co., Ltd. Mr. Tan also served as managing director of Taikang Asset Management Co., Ltd. from 2014 to 2016. Between 1995 and 2014, Mr. Tan served in various capacities at Ping An Trust, Actis Capital LLP (China Fund), International Finance Corporation, China Everbright International Trust and Investment Corporation and KPMG. Mr. Tan received his bachelor's degree in accounting from Beijing Institute of Machinery in 1995 and master's degree in international finance and accounting from the London School of Economics and Political Science in 2000.

Board of Directors

        Our board of directors consists of four directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. The directors may exercise all the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

        We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee's members and functions are described below.

        Audit Committee.    Our audit committee will consist of        ,         and        .        will be the chairman of our audit committee. We have determined that        ,        and        satisfy the "independence" requirements of [Rule5605(c)(2) of the Listing Rules of the NASDAQ Stock Market/ Section 303A of the Corporate Governance Rules of the New York Stock Exchange] and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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  appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

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  reviewing with the independent auditors any audit problems or difficulties and management's response;

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  discussing the annual audited financial statements with management and the independent auditors;

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  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

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  reviewing and approving all proposed related party transactions;

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  meeting separately and periodically with management and the independent auditors; and

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  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

        Compensation Committee.    Our compensation committee will consist of        ,         and        .        will be the chairman of our compensation committee. We have determined that,        and            satisfy the "independence" requirements of [Rule5605(c)(2) of the Listing Rules of the NASDAQ Stock Market/Section 303A of the Corporate Governance Rules of the New York Stock Exchange]. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

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  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

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  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

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  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

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  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person's independence from management.

        Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of        ,        and         .        will be the chairperson of our nominating and corporate governance committee.        ,         and        satisfy the "independence" requirements of [Rule5605(c)(2) of the Listing Rules of the NASDAQ Stock Market/Section 303A of the Corporate Governance Rules of the New York Stock Exchange]. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

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  selecting and recommending nominees for election by the shareholders or appointment by the board;

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  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

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  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

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  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

        Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by the directors is breached.

        Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

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  convening shareholders' annual and extraordinary general meetings;

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  declaring dividends and distributions;

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  appointing officers and determining the term of office of the officers;

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  exercising the borrowing powers of our company and mortgaging the property of our company; and

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  approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers

        Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of our board of directors.

Employment Agreements and Indemnification Agreements

        Prior to the completion of this offering, we plan to enter into new employment agreements with our senior executive officers to replace the employment agreements currently in effect. Pursuant to these new agreements, we will be entitled to terminate a senior executive officer's employment without remuneration for cause at any time for certain acts of the officer, such as being convicted of any criminal conduct, any act of gross or willful misconduct or any serious, willful, grossly negligent or persistent breach of any employment agreement provision, or engaging in any conduct which may make the continued employment of such officer detrimental to our company. We may also terminate a senior executive officer's employment by giving one month's prior written notice if the senior executive officer is not qualified for his position after we provide relevant training to him. A senior executive officer may terminate his or her employment at any time by giving one month's prior written notice. In connection with the employment agreement, each senior executive officer will enter into an intellectual property ownership and confidentiality agreement and agree to hold all information, know-how and records in any way connected with the products or services of our company, including, without limitation, all software and computer formulae, designs, specifications, drawings, data, manuals and instructions and all customer and supplier lists, sales and financial information, business plans and forecasts, all technical applications and the trade secrets of our company, in strict confidence perpetually. Each officer will also agree that we shall own all the intellectual property developed by such officer during his or her employment.

        We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

        For the fiscal year ended December 31, 2016, we paid an aggregate of approximately RMB4.6 million (US$0.67 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and our variable interest entity are required by law to make contributions equal to certain percentages of each employee's salary for his or her pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan.

Share Incentive Plan

        In September 2014, our board of directors approved the Share Incentive Plan to promote our success and the interests of our shareholders by providing a means through which we may grant equity-

based incentives to attract, motivate, retain and reward certain officers, employees, directors and other eligible persons and to further link the interests of recipients with those of our shareholders generally. Under the Share Incentive Plan the maximum aggregate number of Class A Ordinary Shares which may be issued pursuant to all awards under the Share Incentive Plan is 35,456,559.

        The following paragraphs describe the principal terms of the Share Incentive Plan.

        Types of Awards.    The Share Incentive Plan permits the awards of option grants and share awards, including restricted share awards.

        Plan Administration.    Our board of directors or a committee of one or more members of the board of directors, or the plan administrator, will administer the Share Incentive Plan. The committee or the full board of directors, as applicable, will determine the eligibility and participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

        Award Agreement.    Generally, options and other awards granted under the plan are evidenced by an award agreement providing for the number of ordinary shares subject to the award, and the terms and conditions of the award, which must be consistent with the Share Incentive Plan.

        Eligibility.    We may grant awards only to those persons that the plan administrator determines to be eligible persons, which may include our officers, employees, directors of our company, or directors, individual consultants or advisors of the affiliates of our company.

        Vesting Schedule.    In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

        Transfer Restrictions.    Awards may not be transferred in any manner by the recipient other than to us, to immediate family, by will or the laws of descent and distribution, or to a designated legal representative upon disability of the recipient.

        Termination and Amendment of the Share Incentive Plan.    Unless terminated earlier, the Share Incentive Plan has a term of ten years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

        The following table summarizes, as of the date of this prospectus, the outstanding options granted under the Share Incentive Plan to our directors, executive officers and other grantees.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jay Wenjie Xiao	*	0.0001	September 16, 2014	September 16, 2024
Jared Yi Wu	*	0.0001	June 30, 2016	June 30, 2026
Craig Yan Zeng	*	0.0001	December 31, 2016	December 31, 2026
Luping Le	*	0.0001	August 21, 2015	August 21, 2025
Kris Qian Qiao	*	0.0001	November 16, 2014	November 16, 2024
Ryan Huanian Liu	*	0.0001	August 21, 2015	August 21, 2025
Keyi Chen	—	—	—	—
Yibo Shao	—	—	—	—
Zuyu Tan	—	—	—	—
All Directors and Executive Officers as a Group	7,100,000

*
Less than 1% of our total outstanding shares.

PRINCIPAL [AND SELLING] SHAREHOLDERS

        Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

  •
  each of our directors and executive officers;

  •
  each of our principal shareholders who beneficially own more than 5% of our total outstanding ordinary shares; and

  •
  [each selling shareholder.]

        The calculations in the table below are based on 339,174,698 ordinary shares on an as-converted basis outstanding as of the date of this prospectus and          ordinary shares outstanding immediately after the completion of this offering, including (i)           ordinary shares to be sold by us in this offering in the form of ADSs, and (ii)             ordinary shares converted from our outstanding preferred shares and convertible loans, assuming the underwriters do not exercise their over-allotment option.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering			[Ordinary Shares Being Sold in This Offering]		Ordinary Shares Beneficially Owned Immediately After This Offering
	Number		%†	Number	%†	Number	%†
Directors and Executive Officers*:
Jay Wenjie Xiao(1)	111,647,199		32.92%
Jared Yi Wu		*
Craig Yan Zeng		*
Luping Le		*
Kris Qian Qiao		*
Ryan Huanian Liu		*
Keyi Chen(2)	—
Yibo Shao(3)	—
Zuyu Tan(4)	—
All Directors and Executive Officers as a Group	114,722,199		33.82%
Principal [and Selling] Shareholders:
Installment Payment Investment Inc.(5)	110,647,199		32.62%
K2 Partners entities(6)	46,498,256		13.71%
Matrix Partners China III Hong Kong Limited(7)	36,490,086		10.76%
JD.com Asia Pacific Investment Limited and affiliates(8)	36,236,555		10.68%
Apoletto Asia Ltd(9)	18,257,039		5.38%

*
Except for Keyi Chen, Yibo Shao and Zuyu Tan, the business address for our directors and executive officers is 27/F CES Tower No. 3099 Keyuan South Road, Nanshan District, Shenzhen 518052, the People's Republic of China.

†
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this prospectus. The total number of ordinary shares outstanding as of the date of this prospectus is 339,174,698. The total number of ordinary shares outstanding after the completion of this offering will be, including (i) ordinary shares to be sold by us in this offering in the form of ADSs, and (ii) ordinary shares converted from our outstanding preferred shares and convertible loans, assuming the underwriters do not exercise their overallotment option.

(1)
Represents 110,647,199 class A ordinary shares held by Mr. Jay Wenjie Xiao through Installment Payment Investment Inc., a company incorporated under the laws of the British Virgin Islands, and options we granted to Mr. Xiao to purchase 1,000,000 class A ordinary shares of the company. The registered office address of Installment Payment Investment Inc. is Start Chambers, Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. Installment Payment Investment Inc. is wholly owned Mr. Jay Wenjie Xiao. Of the 110,647,199 class A ordinary shares beneficially owned by Mr. Xiao, 79,291,274 are subject to certain restrictions. 25% of these shares have vested on July 18, 2015 and the remaining 75% have been vesting monthly in equal installments on the last day of each month over the three-year period since July 2015 pursuant to that certain share restriction agreement. These shares are also subject to certain other restrictions on transfer and repurchase right.

(2)
The business address of Mr. Keyi Chen is Suite 2706, Taikang Financial Tower, No. 38 East Third Ring North Road, Chaoyang District, Beijing, the People's Republic of China.

(3)
The business address of Mr. Yibo Shao is Suite 2601, Taikang Financial Tower, No. 38 East Third Ring North Road, Chaoyang District, Beijing, the People's Republic of China.

(4)
The business address of Mr. Zuyu Tan is 10/F, Taikang Life Building, 156 Fuxingmennei Street, Xicheng District, Beijing, the People's Republic of China.

(5)
Represents 110,647,199 class A ordinary shares held by Mr. Jay Wenjie Xiao through Installment Payment Investment Inc.

(6)
Represents 11,029,412 series A-1 preferred shares held by K2 Evergreen Partners Limited, 27,573,529 series A-1 preferred shares, 5,835,668 series A-2 preferred shares and 2,059,647 series B-1 preferred shares held by K2 Partners II Limited. Both of K2 Evergreen Partners Limited and K2 Partners II Limited, which we refer to as K2 Partners entities, are incorporated in Hong Kong and their registered office address is Room C, 20/F., Lucky Plaza, 315-321, Lockhart Road, Wan Chai, Hong Kong. K2 Evergreen Partners LLC acts as the general partner of K2 Evergreen Partners L.P., which is the sole shareholder of K2 Evergreen Partners Limited. K2 Partners II GP, L.P. acts as the general partner of K2 Partners II L.P., which is the sole shareholder of K2 Partners II Limited. The registered office address of K2 Evergreen Partners and K2 Partners II GP, L.P. is Osiris International Cayman Limited of Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, Po Box 32311, Grand Cayman KY1-1209, Cayman Islands. Both K2 Evergreen Partners LLC and K2 Partners II GP, L.P. are controlled by K2 Partners Limited.

(7)
Represents 29,178,338 series A-2 preferred shares, 2,059,647 series B-1 preferred shares and 5,252,101 series B-2 preferred shares held by Matrix Partners China III Hong Kong Limited, a company incorporated in Hong Kong. The registered office address of Matrix Partners China III Hong Kong Limited is Suites 3701-3710, 37/F, Jardine House, 1 Connaught Place, Central, Hong Kong. Matrix Partners China III Hong Kong Limited is controlled by Matrix Partners China III, L.P., which holds 90% of its equity interest. The remaining 10% of the equity interest is held by Matrix Partners China III-A, L.P. Both Matrix Partners China III, L.P. and Matrix Partners China III-A, L.P. are managed by Matrix China III GP GP, Ltd. Timothy A. Barrows, David Ying Zhang, David Su and Yibo Shao are directors of Matrix China III GP GP, Ltd. and are deemed to have shared voting and investment power over the shares held by Matrix Partners China III, L.P. and Matrix Partners China III-A, L.P. The registered office address of Matrix Partners China III, L.P. and Matrix Partners China III-A, L.P is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(8)
Represents 28,886,555 series B-2 preferred shares held by JD.com Asia Pacific Investment Limited, a company incorporated in Hong Kong and 7,350,000 class B ordinary shares held by Various Ample Limited, a company incorporated under the laws of the British Virgin Islands and beneficially owned and controlled by Mr. Richard Qiangdong Liu, chairman and executive officer of JD.com, Inc. JD.com Asia Pacific Investment Limited is wholly owned by JD.com E-Commerce (Technology) Hong Kong Corporation Limited, which is wholly owned by JD.com, Inc. The registered address of JD.com Asia Pacific Investment Limited is Flat/RM 806, BLK II 8/F, Cheung Sha Wan Plaza, 833 Cheung Sha Wan Road, KL. The registered address of JD.com E-Commerce (Technology) Hong Kong Corporation Limited is 12/F Ruttonjee Hse 11 Duddell ST, Central Hong Kong. The registered address of JD.com, Inc. is PO Box 309, Ugland House, Grand Cayman, KYI-1104, Cayman Islands. The registered address of Various Ample Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, the British Virgin Islands.

(9)
Represents 18,257,039 class B-2 preferred shares held by Apoletto Asia Ltd. The registered office address of Apoletto Asia Ltd is IFS Court, Twenty Eight, Cyber City, Ebene, Mauritius. 98.72% equity of Apoletto Asia Ltd. is held by Apoletto Ltd, which is wholly owned by Newton (PTC) Limited. There is no controlling individual shareholder of New (PTC) Limited. None of Newton (PTC) Limited's ultimate beneficial owners holds more than its 10% equity interest. The registered office address of Apoletto Ltd and Newton (PTC) Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

        As of the date of this prospectus, none of our ordinary shares or preferred shares are held by record holder in the United States.

        We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our Variable Interest Entities and Their Shareholders

        PRC laws and regulations currently restrict foreign ownership and investment in value-added telecommunications services in China. As a result, we operate our relevant business through our variable interest entities and their subsidiaries based on a series of contractual arrangements. For a description of these contractual arrangements, see "Corporate History and Structure—Contractual Arrangements with Our Variable Interest Entities."

Transactions with Mr. Jay Wenjie Xiao

        On December 16, 2015, we provided a loan in the amount of US$2.5 million to Mr. Jay Wenjie Xiao for the purpose of allowing Mr. Xiao to make potential investments on behalf of us. On May 24, 2016, we, through Mr. Jay Wenjie Xiao, entered into an agreement with Finnov Private Limited, or Finnov, to subscribe and purchase 11,363,637 series A preferred shares of Finnov with a consideration of US$933,333, which was paid on December 30, 2016. Subsequently, on December 21, 2016, we, through Mr. Jay Wenjie Xiao, entered into another agreement with Finnov, to subscribe and purchase 1,804,449 series A-2 preferred shares of Finnov with the total consideration of US$411,111, which was paid in March 2017.

        We are the beneficial owner with respect to those shares purchased by Mr. Jay Wenjie Xiao on our behalf and obtain control of those shares through a share charge and an option agreement. We made such arrangement solely for the purpose of facilitating our investment in Finnov and to comply with certain regulatory requirements.

Transactions with Individual Directors and Officers on Juzi Licai

        Certain individual directors and officers and/or his immediate family members participate in our investment programs offered to individual investors on Juzi Licai. As of December 31, 2015 and 2016, we have RMB26.8 million and RMB45.2 million (US$6.5 million) due to these related parties in connection with their investment. We believe that the terms of the transaction agreements with the related parties are comparable to those at arm's-length transactions with third-party individual investors.

Transactions with JD.com

        In 2015, we entered into a strategic cooperation agreement with JD.com and a series of related agreements pursuant to which we source our products sold on our e-commerce channel and receive fulfillment and storage service from JD.com. In 2015 and 2016, we purchased goods and received services from JD.com in a total amount of RMB747 million and RMB668 million (US$96.2 million), respectively. As of December 31, 2016, we had a total amount of RMB92.6 million (US$13.3 million) due to JD.com.

Shareholders Agreement

        See "Description of Share Capital—History of Securities Issuances—Shareholders Agreement."

Employment Agreements and Indemnification Agreements

        See "Management—Employment Agreements and Indemnification Agreements."

Share Incentive Plan

        See "Management—Share Incentive Plan."

 DESCRIPTION OF SHARE CAPITAL

        We are a Cayman Islands exempted company with limited liability and our corporate affairs are governed by our memorandum and articles of association, as amended from time to time and the Companies Law (2016 Revision) of the Cayman Islands, which we refer to as the Companies Law below, and the common law of the Cayman Islands.

        As of the date of this prospectus, the authorized share capital of our company is US$50,000 divided into 287,610,198 Class A ordinary shares of a nominal or par value of US$0.0001 each, 7,350,000 Class B ordinary shares of a nominal or par value of US$0.0001 each, 205,039,802 preferred shares of a nominal or par value of US$0.0001 each, 38,602,941 of which are designated as convertible and redeemable series A-1 preferred shares, 39,390,757 of which are designated as convertible and redeemable series A-2 preferred shares, 4,119,294 of which are designated as convertible and redeemable series B-1 preferred shares, 69,152,661 of which are designated as convertible and redeemable series B-2 preferred shares, 53,774,149 of which are designated as convertible and redeemable series C preferred shares.

        Immediately upon the completion of this offering, all classes of issued and outstanding preferred shares and ordinary shares of the Company will be redesignated and converted to ordinary shares on a one-for-one basis and our authorized share capital immediately upon the completion of this offering will be US$            divided into            ordinary shares with a par value of US$            each.

Our Post-Offering Amended and Restated Memorandum and Articles of Association

        We plan to adopt, subject to the approval of our shareholders, an amended and restated memorandum and articles of association, which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering amended and restated memorandum and articles of association that we expect will become effective immediately prior to the closing of this offering and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

        Objects of Our Company.    Under our post-offering amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

        Ordinary Shares.    Our ordinary shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. We may not issue bearer shares.

        Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may by an ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, our company may declare and pay a dividend only out of funds legally available therefor, namely out of either profit or our share premium account, provided that in no circumstances may we pay a dividend if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

        Voting Rights.    In respect of all matters subject to a shareholders' vote, each ordinary share is entitled to one vote. Voting at any shareholders' meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the votes attaching to the total ordinary shares present in person or by proxy. Each shareholder is entitled to one vote for each ordinary share registered in his or her name on our register of members.

        A quorum required for a meeting of shareholders consists of one or more shareholders present or by proxy, holding shares which represent, in aggregate, not less than one-third of the votes attaching to the issued and outstanding voting shares in our company entitled to vote at general meetings. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders' meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding shares which represent, in aggregate, no less than one-third of the votes attaching to the issued and outstanding shares in our company entitled to vote at general meetings. Advance notice of at least seven days is required for the convening of our annual general shareholders' meeting and any other general shareholders' meeting.

        An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our post-offering amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our post-offering amended and restated memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or combine their shares by ordinary resolution.

        Transfer of Ordinary Shares.    Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

        Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

  •
  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

  •
  the instrument of transfer is in respect of only one class of shares;

  •
  the instrument of transfer is properly stamped, if required;

  •
  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

  •
  a fee of such maximum sum as the [NASDAQ Global Market/New York Stock Exchange, or NYSE] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

        If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

        The registration of transfers may, after compliance with any notice required of the [NASDAQ Global Market/NYSE], be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

        Liquidation.    On a winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are a "limited liability" company registered under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our post-offering amended and restated memorandum of association contains a declaration that the liability of our members is so limited.

        Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

        Redemption, Repurchase and Surrender of Ordinary Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our post-offering amended and restated memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company's profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

        Variations of Rights of Shares.    If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may be varied with the consent in writing of the holders of all of the holders of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

        Issuance of Additional Shares.    Our post-offering amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

        Our post-offering amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

  •
  the designation of the series;

  •
  the number of shares of the series;

  •
  the dividend rights, dividend rates, conversion rights, voting rights; and

  •
  the rights and terms of redemption and liquidation preferences.

        Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

        Inspection of Books and Records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See "Where You Can Find Additional Information."

        Anti-Takeover Provisions.    Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

  •
  authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

  •
  limit the ability of shareholders to requisition and convene general meetings of shareholders.

        However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

        General Meetings of Shareholders and Shareholder Proposals.    Our shareholders' general meetings may be held in such place within or outside the Cayman Islands as our board of directors considers appropriate.

        As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders' annual general meetings. Our post-offering amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting.

        Shareholders' annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors or our chairman. Advance notice of at least seven days is required for the convening of our annual general shareholders' meeting and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the votes attaching to the issued and outstanding shares in our company entitled to vote at general meetings.

        Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our post-offering amended and restated memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than one-third of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

  Election and Removal of Directors

        Unless otherwise determined by our company in general meeting, our Post-offering amended and restated articles of association provide that our board will consist of not less than three directors. There are no provisions relating to retirement of directors upon reaching any age limit.

        The directors have the power to appoint any person as a director either to fill a casual vacancy on the board or as an addition to the existing board. Our shareholders may also appoint any person to be a director by way of ordinary resolution.

        A director may be removed with or without cause by ordinary resolution.

        In addition, the office of any director shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to our company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our board resolves that his office be vacated.

  Proceedings of Board of Directors

        Our post-offering amended and restated memorandum and articles of association provide that our business is to be managed and conducted by our board of directors. The quorum necessary for board meetings may be fixed by the board and, unless so fixed at another number, will be a majority of the directors.

        Our post-offering amended and restated memorandum and articles of association provide that the board may exercise all the powers of our company to borrow money, to mortgage or charge all or any part of the undertaking, property and uncalled capital of our company and to issue debentures and other securities whenever money is borrowed, or as security for any debt, liability or obligation of our company or of any third party.

  Changes in Capital

        Our shareholders may from time to time by ordinary resolution:

  •
  increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

  •
  consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

  •
  sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

  •
  cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

        Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

        Exempted Company.    We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

  •
  does not have to file an annual return of its shareholders with the Registrar of Companies;

  •
  is not required to open its register of members for inspection;

  •
  does not have to hold an annual general meeting;

  •
  may issue negotiable or bearer shares or shares with no par value;

  •
  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

  •
  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

  •
  may register as a limited duration company; and

  •
  may register as a segregated portfolio company.

        "Limited liability" means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder's shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

        Register of Members.    Under Cayman Islands law, we must keep a register of members and there should be entered therein:

  •
  the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

  •
  the date on which the name of any person was entered on the register as a member; and

  •
  the date on which any person ceased to be a member.

        Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members should be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this offering, our company's register of members will be immediately updated to record and give effect to the issue of ordinary shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name in the register of members.

        If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

        The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies

Law applicable to us and the comparable provisions of the laws applicable to companies incorporated in the United States and their shareholders.

        Mergers and Similar Arrangements.    The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a "consolidation" means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company's articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

        Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains, there are statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court of the Cayman Islands can be expected to approve the arrangement if it determines that:

  •
  the statutory provisions as to the required majority vote have been met;

  •
  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

  •
  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

  •
  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

        The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the "squeeze out" of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

        If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

        Shareholders' Suits.    In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule, a derivative action may ordinarily not be brought by a minority shareholder. However, based on English authority, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected (and have had occasion) to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a minority shareholder may be permitted to commence a class action against, or derivative actions in the name of, our company to challenge:

  (a)
  an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders,

  (b)
  act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, and

  (c)
  an act which requires a resolution with a qualified (or special) majority (i.e. more than a simple majority) which has not been obtained.

        Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering amended and restated memorandum and articles of association require us to indemnify our officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, willful default or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

        In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        Directors' Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties.

Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

        As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

        Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering amended and restated memorandum and articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

        Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

        Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our post-offering amended and restated memorandum and articles of association allow our shareholders holding not less than one-third of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition a shareholder's meeting, in which case our directors shall convene an extraordinary general meeting. Other than this right to requisition a shareholders' meeting, our post-offering amended and restated articles of association do not provide our shareholders other right to put proposal before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders' annual general meetings.

        Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

        Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

        Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

        Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the Company are required to comply with the fiduciary duties which they owe to the Company under Cayman Islands law, including the duty to ensure that, in their opinion, any such transactions are bona fide in the best interests of the Company and are entered into for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.

        Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

        Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders, or by an ordinary resolution on the basis that our company is unable to pay its debts as they fall due.

        Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of [all the holders] of the issued shares of that class or with the sanction of a resolution passed by [a majority] of the votes cast at a separate meeting of the holders of the shares of that class.

        Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Law, our post-offering amended and restated memorandum and articles of association may only be amended by a special resolution of our shareholders.

        Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

        The following is a summary of our securities issuances since our incorporation.

  Ordinary Shares

        Upon our incorporation on November 22, 2013, we issued one ordinary share to the initial subscriber and this one ordinary share was transferred to Installment Payment Investment Inc. on the same day. On 28 April 2014, we further issued 113,273,248 7,350,000 and 4,376,751 ordinary shares to Installment Payment Investment Inc., Various Ample Limited and Tenzing Holdings 2011 Ltd., respectively.

  Preferred Shares

        On July 18, 2014, we issued an aggregate number of 38,602,941 series A-1 preferred shares to K2 Evergreen Partners Limited and K2 Partners II Limited for an aggregate consideration of US$0.86 million. On the same day, we issued an aggregate number of 35,014,006 series A-2 preferred shares to Matrix Partners China III Hong Kong Limited and K2 Partners II Limited for an aggregate consideration of US$4.8 million.

        On November 10, 2014, we issued an aggregate number of 4,119,294 series B-1 preferred shares to Matrix Partners China III Hong Kong Limited and K2 Partners II Limited for an aggregate consideration of US$4 million. On the same day, we issued an aggregate number of 40,266,106 series B-2 preferred shares to Apoletto Asia Ltd, BAI GmbH, Matrix Partners China III Hong Kong Limited and Huaxing Capital Partners, L.P. for an aggregate consideration of US$46 million.

        On March 13, 2015, we issued 28,886,555 series B-2 preferred shares to JD.com Asia Pacific Investment Limited for a total consideration of US$33 million.

        On November 10, 2014, we repurchased 2,626,050 class A ordinary shares from Installment Payment Investment Inc.

        On May 5, 2016, we repurchased 5,377,415 series B-2 preferred shares held by Apoletto Asia Ltd.

        On May 26, 2016, in connection with the series C financing of the Company and the issuance of convertible loans in the principal amount of US$85 million by Shenzhen Fenqile, we entered into a series C preferred shares purchase agreement with Magic Peak Investments Limited and CR High Growth I, L.P. and issued one series C preferred share to each of them for no consideration. As part of the series C financing of the Company, we also issued convertible loans in the principal amount of US$15 million to certain investors without issuance of any series C preferred shares.

  Option Grants

        We have granted options to purchase our ordinary shares to certain of our executive officers and employees. See "Management—Share Incentive Plan."

  Shareholders Agreement

        We entered into our amended and restated shareholders agreement on May 12, 2016 with our shareholders.

        Pursuant to this shareholders agreement, our board of directors shall consist of four directors. Each of (i) K2 Evergreen Partners Limited, K2 Partners II Limited and its affiliates, (ii) Matrix Partners China III Hong Kong Limited and its affiliates, (iii) Magic Peak Investments Limited is entitled to appoint one director, and (iv) holders representing more than 50% of the Company's class A ordinary shares are entitled to appoint one director.

        The shareholders agreement also provides for certain preferential rights, including right of participation, co-sale rights and preemptive rights. Except for the registration rights, all the preferential rights, as well as the provisions governing the board of directors, will automatically terminate upon the completion of this offering.

  Registration Rights

        Pursuant to our current shareholders agreement, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the agreement.

        Demand Registration Rights.    Holders of at least 10% of our registrable securities have the right to demand in writing that we file a registration statement to register their registrable securities and registrable securities held by others who choose to participate in the offering. This right may be exercised at any time after this initial public offering. We are not obligated to effect a demand registration if, within the six-month period preceding the date of such request, we have already effected a registration pursuant to demand registration rights or Form F-3 registration rights, or holders had an opportunity to participate pursuant to piggyback registration rights. If the underwriters determine in good faith that marketing factors require a limitation of the number of share to be underwritten, the underwriters may reduce as required and allocate the shares to be included in the registration statement among holders, subject to certain limitations.

        Piggyback Registration Rights.    If we propose to file a registration statement for a public offering of our securities, we must offer holders of our registrable securities an opportunity to include in the registration the number of registrable securities of the same class or series as those proposed to be registered. If the underwriters determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, the registrable securities shall allocate first to us, second to each of holders requesting for the inclusion of their registrable securities pursuant to the piggyback registration.

        Form F-3 Registration Rights.    After our initial public offering, we shall use our best efforts to qualify for registration on Form F-3. After we are qualified to use Form F-3, holders of our securities may request us in writing to effect a registration on Form F-3. We are not obligated to effect such registration if, among other things, (i) the anticipated aggregate offering price is less than US$1,000,000, or (ii) we have already effected three registrations in the 6 month period preceding the date of the request. We may defer filing of a registration statement on Form F-3 no more than once during any 12 month period for up to 90 days if our board of directors determines in good faith that filing such registration statement will be materially detrimental to us and our shareholders.

        Expenses of Registration.    We will bear all registration expenses, other than underwriting discounts and selling commissions, incurred in connection with any demand, piggyback or F-3 registration.

        Termination of Obligations.    The registration rights set forth above shall terminate on the earlier of (i) the fifth anniversary of this initial public offering and (ii) with respect to any holder of registrable securities, the time when all registrable securities held by such holder may be sold pursuant to Rule 144 under the Securities Act without transfer restrictions.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

                , as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

        The depositary's office is located at                                .

        You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

        As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Islands law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

        The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms apart. You may also obtain a copy of the deposit agreement at the SEC's Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC's website at http://www.sec.gov.

Share Dividends and Other Distributions

  How will I receive dividends and other distributions on the shares underlying my ADSs?

        We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

        Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

  •
  Cash.  The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders and (iii) deduction of the depositary's expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. The depositary will hold any cash amounts it is unable to distribute in a non-interest-bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

  •
  Shares.  In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

  •
  Rights to Receive Additional Shares.  In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not furnish such evidence, the depositary may:

  •
  sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

  •
  if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

        We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

  •
  Other Distributions.  In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

        If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

        Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

        The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

        There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancelation

  How does the depositary issue ADSs?

        The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

        Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of          , as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

        The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as "deposited securities."

        Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary's direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder's name. An ADR holder can request that the ADSs not be held through the depositary's direct registration system and that a certificated ADR be issued.

  How do ADR holders cancel an ADS and obtain deposited securities?

        When you turn in your ADR certificate at the depositary's office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

        The depositary may only restrict the withdrawal of deposited securities in connection with:

  •
  temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends;

  •
  the payment of fees, taxes and similar charges; or

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  compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

        The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

  •
  to receive any distribution on or in respect of shares,

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  to give instructions for the exercise of voting rights at a meeting of holders of shares,

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  to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

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  to receive any notice or to act in respect of other matters all subject to the provisions of the deposit agreement.

Voting Rights

  How do I vote?

        If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. No voting instructions may be deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

        Under our constituent documents the depositary would be able to provide us with voting instructions without having to personally attend meetings in person by appointing a proxy. Such proxy may be provided to us via facsimile, email, mail, courier or other recognized form of delivery and we agree to accept any such delivery so long as it is timely received prior to the meeting. We will endeavor to provide the depositary with written notice of each meeting of shareholders promptly after determining the date of such meeting so as to enable it to solicit and receive voting instructions. In general, the depositary will require that voting instructions be received by the depositary no less than five business days prior to the date of each meeting of shareholders. Under the post-offering amended and restated memorandum and articles of association that we expect to adopt and to become effective immediately prior to completion of this offering, the minimum notice period required to convene a general meeting is seven days. The depositary may not have sufficient time to solicit voting instructions, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

        Notwithstanding the above, we have advised the depositary that under the Cayman Islands law and our constituent documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the depositary from holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs.

        There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

  Will ADR holders be able to view our reports?

        The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

        Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

  What fees and expenses will I be responsible for paying?

        The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are canceled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, canceled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

        The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

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  a fee of $        per ADR or ADRs for transfers of certificated or direct registration ADRs;

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  a fee of up to $        per ADS for any cash distribution made pursuant to the deposit agreement;

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  a fee of up to $        per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

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  reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary's agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary's or its custodian's compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

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  a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares and there would be a fee of five cents per ADS outstanding);

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  stock transfer or other taxes and other governmental charges;

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  cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

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  transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

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  expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

        We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

        Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancelation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

        ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the Circular Guoshuifa [2009] No. 82 issued by the SAT or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the holder thereof to the depositary and by holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

        By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

        If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancelation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

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  amend the form of ADR;

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  distribute additional or amended ADRs;

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  distribute cash, securities or other property it has received in connection with such actions;

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  sell any securities or property received and distribute the proceeds as cash; or

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  none of the above.

        If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

  How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days' notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

  How may the deposit agreement be terminated?

        The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 45 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary's only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

Limitations on Obligations and Liability to ADS Holders

  Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

        Prior to the issue, registration, registration of transfer, split-up, combination, or cancelation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or its custodian may require:

  •
  payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

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  the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

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  compliance with such regulations as the depositary may establish consistent with the deposit agreement.

        The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdrawal shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

        The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

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  any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People's Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary's or our respective agents' control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

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  it exercises or fails to exercise discretion under the deposit agreement or the ADR;

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  it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;

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  it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

  •
  it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

        Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expenses (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services.

        Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder's or beneficial owner's income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

        Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

        In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or the company directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

        The depositary may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

        To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancelation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

        The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary's direct registration system. Registered holders of ADRs may inspect such records at the depositary's office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

        The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

        In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may issue ADSs prior to the receipt of shares (each such transaction a "pre-release"). The depositary may receive ADSs in lieu of shares (which ADSs will promptly be canceled by the depositary upon receipt by the depositary). Each such pre-release will be subject to a written agreement whereby the person or entity (the "applicant") to whom ADSs are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such shares in its records and to hold such shares in trust for the depositary until such shares are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days' notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to pre-released ADSs outstanding), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the registered holders of ADRs (other than the applicant).

Appointment

        In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

  •
  be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

  •
  appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

        The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding the foregoing, any action based on the deposit agreement or the transactions contemplated thereby may be instituted by the depositary and holders in any competent court in the Cayman Islands, Hong Kong, the People's Republic of China and/or the United States or through the commencement of an English language arbitration either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).

SHARES ELIGIBLE FOR FUTURE SALES

        Upon completion of this offering, we will have            ADSs outstanding, representing approximately            % of our outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. We intend to apply to list the ADSs on [the NYSE/NASDAQ], but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

        We have agreed for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representatives of the underwriters.

        Furthermore, [each of our directors, executive officers and existing shareholders as well as certain of our option holders] has also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs. [These restrictions also apply to any ADSs acquired by our directors and executive officers in the offering pursuant to the directed share program, if any.] These parties collectively own all of our outstanding ordinary shares, without giving effect to this offering.

        The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See "Underwriting."

        Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Rule 144

        All of our ordinary shares that will be outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are "restricted securities" as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

  •
  1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which immediately after this offering will equal            ordinary shares, assuming the underwriters do not exercise their over-allotment option; or

  •
  the average weekly trading volume of our ordinary shares of the same class, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

        Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchase ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

 TAXATION

        The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People's Republic of China and the United States.

Cayman Islands Taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

        Payments of dividends and capital in respect of the ADSs and ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

        No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

People's Republic of China Taxation

        Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a "de facto management body" within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term "de facto management body" as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation's general position on how the "de facto management body" test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

        We do not believe that LexinFintech Holdings Ltd. meets all of the conditions above. LexinFintech Holdings Ltd. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the

PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body." There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

        However, if the PRC tax authorities determine that LexinFintech Holdings Ltd. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. Such 10% tax rate could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of our shareholders. For example, for shareholders eligible for the benefits of the tax treaty between China and Hong Kong, the tax rate is reduced to 5% for dividends if relevant conditions are met. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of LexinFintech Holdings Ltd. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that LexinFintech Holdings Ltd. is treated as a PRC resident enterprise.

        Provided that our Cayman Islands holding company, LexinFintech Holdings Ltd., is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Circular 698 and SAT Public Notice 7, where a non-resident enterprise conducts an "indirect transfer" by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferor obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 698 and SAT Public Notice 7, and we may be required to expend valuable resources to comply with SAT Circular 698 and SAT Public Notice 7, or to establish that we should not be taxed under these circulars. See "Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies."

United States Federal Income Tax Considerations

        The following discussion is a summary of United States federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. holder (as defined below) that acquires our ADSs in this offering and holds our ADSs or ordinary shares as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the "Code"). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the "IRS") with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. holders, investors who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax or any non-income tax (such as the U.S. federal gift or estate tax) considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

  General

        For purposes of this discussion, a "U.S. holder" is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under applicable United States Treasury regulations.

        If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our ADSs or ordinary shares.

        For United States federal income tax purposes, a U.S. holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. holder of our ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to United States federal income tax.

  Passive Foreign Investment Company Considerations

        A non-United States corporation, such as our company, will be a "passive foreign investment company," or "PFIC," for United States federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of "passive" income or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. Cash is categorized as a passive asset and the company's unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets.

        We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. Although the law in this regard is unclear, we intend to treat our variable interest entities (including their subsidiaries) as being owned by us for United States federal income tax purposes, and we treat them that way, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our variable interest entities (including their subsidiaries) for United States federal income tax purposes, and based upon our current and expected income and assets (taking into account the expected proceeds from this offering) and projections as to the market price of our ADSs immediately following the offering, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

        While we do not expect to be or become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market price of our ADSs from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

        The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we determine not to deploy significant amounts of cash for active purposes or if we were treated as not owning our variable interest entities for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares.

        The discussion below under "Dividends" and "Sale or Other Disposition of ADSs or Ordinary Shares" is written on the basis that we will not be or become a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under "Passive Foreign Investment Company Rules."

  Dividends

        Subject to the PFIC rules discussed below, any cash distributions paid on our ADSs or ordinary shares (including the amount of any tax withheld) out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, we will generally report any distribution paid as a dividend for United States federal income tax purposes. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

        Individuals and other non-corporate recipients of dividend income from a "qualified foreign corporation" will generally be subject to tax at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met. A non-United States corporation will generally be considered to be a qualified foreign corporation (a) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States, or (b) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program. We intend to list the ADSs on the [NASDAQ Global Market/NYSE]. Provided the listing is approved, we believe that the ADSs will be readily tradable on an established securities market in the United States and that we will be a qualified foreign corporation with respect to dividends paid on the ADSs. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case, we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares as well as our ADSs. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares.

        Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income. In the event that we are deemed to be a PRC "resident enterprise" under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. See "Taxation—People's Republic of China Taxation." In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

  Sale or Other Disposition of ADSs or Ordinary Shares

        Subject to the PFIC rules discussed below, a U.S. holder generally will recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder's adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and generally will be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gains of individuals and other non-corporate U.S. holders generally are eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.

        In the event that we are treated as a PRC "resident enterprise" under the Enterprise Income Tax Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a

U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. U.S. holders are advised to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as PRC source.

  Passive Foreign Investment Company Rules

        If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder's holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

  •
  such excess distribution and/or gain will be allocated ratably over the U.S. holder's holding period for the ADSs or ordinary shares;

  •
  such amount allocated to the current taxable year and any taxable years in the U.S. holder's holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;

  •
  such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and

  •
  an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

        If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

        As an alternative to the foregoing rules, a U.S. holder of "marketable stock" in a PFIC may make a mark-to-market election with respect to our ADSs, provided that the ADSs are regularly traded on the [NASDAQ Global Market/NYSE]. Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our ADSs will generally continue to be subject to the foregoing rules with respect to such U.S. holder's indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

        If a U.S. holder makes a mark-to-market election with respect to our ADSs, the U.S. holder generally will (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder's adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. Further, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on the [Nasdaq Global Market/NYSE]. Consequently, if a U.S. holder holds ordinary shares that are not represented by ADSs, such holder generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

        If a U.S. holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

        We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

        As discussed above under "Dividends," dividends that we pay on our ADSs or ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

  Information Reporting

        Certain U.S. holders may be required to report information to the IRS relating to an interest in "specified foreign financial assets," including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. holder is required to submit such information to the IRS and fails to do so.

        In addition, U.S. holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Each U.S. holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

UNDERWRITING

        We[, the selling shareholders] and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs (Asia) L.L.C., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and China Renaissance Securities (Hong Kong) Limited are the representatives of the underwriters.

Underwriters	Number of ADSs
Goldman Sachs (Asia) L.L.C.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Deutsche Bank Securities Inc.
China Renaissance Securities (Hong Kong) Limited
Total

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to purchase the ADSs included in this offering are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The underwriters are obligated, severally and not jointly, to purchase all the ADSs if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the ADSs directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $ per ADS under the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

        The underwriters have an option to buy up to additional        ADSs from us [and        additional ADSs from the selling shareholders] at the initial public offering price less the underwriting discounts and commissions. The underwriters may exercise this option solely to cover sales by the underwriters of a greater number of ADSs than the total number set forth in the table above. They may exercise that option for [30] days. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

        The following table shows the public offering price, the underwriting discounts and commissions that we [and the selling shareholders] are to pay the underwriters and the proceeds, before expenses, to us [and the selling shareholders] in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional ADSs.

	Per ADS		Total
	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$
[Underwriting discounts and commissions paid by the selling shareholders]	$	$	$	$
[Proceeds to the selling shareholders, before expenses]	$	$	$	$

        We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $            . [We estimate expenses payable by the selling shareholders in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $            .] We have also agreed to reimburse the underwriters for certain fees and expenses up to $            in connection with this offering. Such reimbursements are deemed underwriter compensation by the Financial Industry Regulatory Authority, or FINRA.

        The underwriters have advised us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

        Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. will offer ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, Goldman, Sachs & Co. LLC. China Renaissance Securities (Hong Kong) Limited will offer ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, China Renaissance Securities (US) Inc. We intend to apply for the listing of our ADSs on the [NASDAQ Global Market/NYSE] under the trading symbol "LX".

        [We, our officers, directors and existing shareholders [, including the selling shareholders,] have agreed not to, without the prior written consent of [Goldman Sachs (Asia) L.L.C., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and China Renaissance Securities (Hong Kong) Limited], on behalf of the underwriters, during the period ending 180 days after the date of this prospectus (the "restricted period"):

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

  •
  file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares or ADSs,

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

        The restrictions described in the preceding paragraph are subject to certain exceptions.

        [Goldman Sachs (Asia) L.L.C., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and China Renaissance Securities (Hong Kong) Limited] may, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.]

        In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A "covered short position" is a short position that is not greater than the amount of additional ADSs for which the underwriters' option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to cover the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option described above. "Naked" short sales are any short sales that create a short position greater than the amount of additional ADSs for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of the ADSs made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the [New York Stock Exchange, NASDAQ or relevant exchange], in the over-the-counter market or otherwise.

        We [and the selling shareholders] have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

        A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of ADSs for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters' websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

        The address of Goldman Sachs (Asia) L.L.C. is 68th Floor, Cheung Kong Center, 2 Queen's Road, Central, Hong Kong. The address of Merrill Lynch, Pierce, Fenner & Smith Incorporated is One Bryant Park, New York, New York 10036, United States of America. The address of Deutsche Bank Securities Inc. is 60 Wall Street, New York, New York 10005, United States of America. The address of China Renaissance Securities (Hong Kong) Limited is Units 8107-08, Level 81, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong.

Pricing of the Offering

        ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to $            per ADS from the initial public offering price. After the initial offering of the ADSs, the representatives may change the offering price and the other selling terms. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        Prior to the offering, there has been no public market for the ADSs. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and earnings prospects of us, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Relationships

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

        No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

        This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

  (a)
  You confirm and warrant that you are either:

  (i)
  "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

  (ii)
  "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

  (iii)
  person associated with the company under section 708(12) of the Corporations Act; or

  (iv)
  "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act.

  and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance;

  (b)
  you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada

        The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

        This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. The underwriters have not offered or sell, directly or indirectly, any ADSs in the Cayman Islands.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), an offer of ADSs to the public may not be made in that Relevant Member State, except that an offer of ADSs to the public may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provisions of the 2010 Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

  provided that no such offer of ADSs shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a Relevant Member State and each person who initially acquires any ADSs or to whom an offer is made will be deemed to have represented, warranted and agreed to and with the underwriters that it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of ADSs to the public" in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State.

        In the case of any ADSs being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of ADSs to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

Hong Kong

        The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) ("Companies (Winding Up and Miscellaneous Provisions) Ordinance") or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) ("Securities and Futures Ordinance"), or (ii) to "professional investors" as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Japan

        The ADSs have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The ADSs may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Korea

        The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

Malaysia

        No prospectus or other offering material or document in connection with the offer and sale of the ADSs has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission's approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the securities as principal, if the offer is on terms that the securities may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds

RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding 12 months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding 12 months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the securities is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

PRC

        This prospectus has not been and will not be circulated or distributed in the PRC, and our ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any residents of the PRC except pursuant to applicable laws and regulations of the PRC. For the purposes of this paragraph, the PRC does not include Taiwan, Hong Kong or Macau.

Qatar

        In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person's request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the ADSs have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA")) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

        Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the ADSs under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation's securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (ADSs and Debentures) Regulations 2005 of Singapore ("Regulation 32").

        Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the ADSs under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than US$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Switzerland

        This document, as well as any other offering or marketing material relating to the ADSs which are the subject of the offering contemplated by this prospectus, neither constitutes a prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations nor a simplified prospectus as such term is understood pursuant to article 5 of the Swiss Federal Act on Collective Investment Schemes. Neither the ADSs nor the shares underlying the ADSs will be listed on the SIX Swiss Exchange and, therefore, the documents relating to the ADSs, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

        The ADSs are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the ADSs with the intention to distribute them to the public. The investors will be individually approached from time to time. This document, as well as any other offering or marketing material relating to the ADSs, is confidential and it is exclusively for the use of the individually addressed investors in connection with the offer of the ADSs in Switzerland and it does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in or from Switzerland.

Taiwan

        The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

United Arab Emirates and Dubai International Financial Centre

        This offering of the ADSs has not been approved or licensed by the Central Bank of the United Arab Emirates, or the UAE, the Emirates Securities and Commodities Authority or any other relevant licensing authority in the UAE, including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority, or the DFSA, a regulatory authority of the Dubai International Financial Centre, or the DIFC. This offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and the Dubai International Financial Exchange Listing Rules, respectively, or otherwise.

        The ADSs may not be offered to the public in the UAE and/or any of the free zones. The ADSs may be offered and this prospectus may be issued, only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned. The ADSs will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones.

United Kingdom

        This prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

EXPENSES RELATED TO THIS OFFERING

        Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the [NASDAQ Global Market/NYSE] market entry and listing fee, all amounts are estimates.

SEC Registration Fee	$
FINRA Filing Fee
[NASDAQ Global Market/NYSE] Market Entry and Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous
Total	$

 LEGAL MATTERS

        We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Shearman & Sterling LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Beijing Shihui Law Firm and for the underwriters by Junhe LLP. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Beijing Shihui Law Firm with respect to matters governed by PRC law. Shearman & Sterling LLP may rely upon Junhe LLP with respect to matters governed by PRC law.

 EXPERTS

        The consolidated financial statements as of December 31, 2015 and December 31, 2016, and for each of the two years in the period ended December 31, 2016 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

        The registered office address of PricewaterhouseCoopers Zhong Tian LLP is 6/F DBS Bank Tower, 1318 Lu Jia Zui Ring Road, Pudong New Area, Shanghai, 200120, the People's Republic of China.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

        Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC's website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

        As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated combined financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders' meeting received by the depositary from us.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of LexinFintech Holdings Ltd.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive loss, of changes in shareholders' deficit and of cash flows present fairly, in all material respects, the financial position of LexinFintech Holdings Ltd. and its subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People's Republic of China
July 18, 2017

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	As of December 31,			Pro Forma December 31, (Unaudited)
	2015 RMB	2016 RMB	2016 US$	2016 RMB	2016 US$
			Note 2	Note 23	Note 2
ASSETS
Current assets
Cash and cash equivalents	135,371	479,605	69,077	479,605	69,077
Restricted cash	26,330	172,870	24,898	172,870	24,898
Restricted time deposits	—	8,000	1,152	8,000	1,152
Short-term financing receivables, net	2,897,791	6,470,898	932,003	6,470,898	932,003
Accrued interest receivable	25,520	73,148	10,535	73,148	10,535
Prepaid expenses and other current assets	234,686	219,981	31,684	219,981	31,684
Amounts due from related parties	19,145	11,742	1,691	11,742	1,691
Inventories, net	44,295	107,704	15,513	107,704	15,513

Total current assets	3,383,138	7,543,948	1,086,553	7,543,948	1,086,553

Non-current assets
Restricted time deposits	—	1,000	144	1,000	144
Long-term financing receivables, net	320,957	1,066,148	153,557	1,066,148	153,557
Property, equipment and software, net	11,950	41,747	6,013	41,747	6,013
Long-term investments	11,578	24,887	3,585	24,887	3,585
Deferred tax assets	89,459	42,405	6,108	42,405	6,108

Total non-current assets	433,944	1,176,187	169,407	1,176,187	169,407

TOTAL ASSETS	3,817,082	8,720,135	1,255,960	8,720,135	1,255,960

LIABILITIES
Current liabilities
Accounts payable (including amounts of the consolidated VIEs of RMB30,761 and RMB72,703 as of December 31, 2015 and 2016, respectively)	30,761	72,703	10,469	72,703	10,469
Amounts due to related parties (including amounts of the consolidated VIEs of RMB490,085 and RMB397,023 as of December 31, 2015 and 2016, respectively)	203,816	137,782	19,845	137,782	19,845
Short-term borrowings (including amounts of the consolidated VIEs of nil and RMB70,036 as of December 31, 2015 and 2016, respectively)	—	70,036	10,087	70,036	10,087
Short-term funding debts (including amounts of the consolidated VIEs of RMB3,159,154 and RMB6,968,488 as of December 31, 2015 and 2016, respectively)	3,159,154	6,968,488	1,003,671	6,968,488	1,003,671
Accrued interest payable (including amounts of the consolidated VIEs of RMB67,162 and RMB133,993 as of December 31, 2015 and 2016, respectively)	67,162	133,993	19,299	133,993	19,299
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs of RMB118,898 and RMB593,298 as of December 31, 2015 and 2016, respectively)	131,236	602,259	86,743	602,259	86,743

Total current liabilities	3,592,129	7,985,261	1,150,114	7,985,261	1,150,114

Non-current liabilities
Long-term funding debts (including amounts of the consolidated VIEs of RMB31,080 and RMB21,014 as of December 31, 2015 and 2016, respectively)	31,080	21,014	3,027	21,014	3,027
Long-term borrowings (including amounts of the consolidated VIEs of nil and RMB1,762 as of December 31, 2015 and 2016, respectively)	—	1,762	254	1,762	254
Convertible loans (including amounts of the consolidated VIEs of nil and RMB587,092 as of December 31, 2015 and 2016, respectively)	—	698,179	100,559	—	—

Total non-current liabilities	31,080	720,955	103,840	22,776	3,281

TOTAL LIABILITIES	3,623,209	8,706,216	1,253,954	8,008,037	1,153,395

Commitments and contingencies (Note 21)

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except share and per share data)

	As of December 31,			Pro Forma December 31, (Unaudited)
	2015 RMB	2016 RMB	2016 US$	2016 RMB	2016 US$
			Note 2	Note 23	Note 2
MEZZANINE EQUITY (Note 15)
Series A-1 convertible redeemable preferred shares ($0.0001 of par value per share; 38,602,941 and 38,602,941 shares authorized, issued and outstanding with redemption value of RMB6,728 and RMB7,792 as of December 31, 2015 and 2016, respectively; no shares issued and outstanding, pro forma)	13,797	14,485	2,086	—	—
Class B ordinary shares ($0.0001 of par value per share; 7,350,000 and 7,350,000 shares authorized, issued and outstanding with redemption value of RMB1,246 and RMB1,443 as of December 31, 2015 and 2016, respectively; no shares issued and outstanding, pro forma)	1,191	1,319	190	—	—
Series A-2 convertible redeemable preferred shares ($0.0001 of par value per share; 39,390,757 and 39,390,757 shares authorized, issued and outstanding with redemption value of RMB40,334 and RMB46,712 as of December 31, 2015 and 2016, respectively; no shares issued and outstanding, pro forma)	38,123	41,810	6,022	—	—
Series B-1 convertible redeemable preferred shares ($0.0001 of par value per share; 4,119,294 and 4,119,294 shares authorized, issued and outstanding with redemption value of RMB29,846 and RMB34,633 as of December 31, 2015 and 2016, respectively; no shares issued and outstanding, pro forma)	26,935	29,970	4,317	—	—
Series B-2 convertible redeemable preferred shares ($0.0001 of par value per share; 69,152,661 and 69,152,661 shares authorized, 69,152,661 and 63,775,246 shares issued and outstanding with redemption value of RMB561,843 and RMB601,272 as of December 31, 2015 and 2016, respectively; no shares issued and outstanding, pro forma)	528,468	537,986	77,486	—	—
Series C convertible redeemable preferred shares ($0.0001 of par value per share; nil and 53,774,149 shares authorized, nil and 2 shares issued and outstanding with redemption value of nil and nil as of December 31, 2015 and 2016, respectively; no shares issued and outstanding, pro forma)	—	*	*	—	—

TOTAL MEZZANINE EQUITY	608,514	625,570	90,101	—	—

*
Less than 1

SHAREHOLDERS' (DEFICIT)/EQUITY:
Class A Ordinary Shares ($0.0001 par value; 341,384,347 and 287,610,198 shares authorized; 110,647,199 and 110,647,199 shares issued and outstanding as of December 31, 2015 and 2016, respectively; 303,718,139 shares issued and outstanding, pro forma)	68	68	10	202	29
Additional paid-in capital	—	—	—	1,323,615	190,641
Statutory reserves	103	2,003	289	2,003	289
Accumulated other comprehensive income	15,034	16,942	2,440	16,942	2,440
Accumulated deficit	(429,846)	(630,664)	(90,834)	(630,664)	(90,834)

TOTAL SHAREHOLDERS' (DEFICIT)/EQUITY	(414,641)	(611,651)	(88,095)	712,098	102,565

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' (DEFICIT)/EQUITY	3,817,082	8,720,135	1,255,960	8,720,135	1,255,960

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	For the Year Ended December 31,
	2015	2016
	RMB	RMB	US$
			Note 2
Operating revenue:
Online direct sales	2,164,393	2,770,634	399,054
Services and others	—	5,060	729

Online direct sales and services income	2,164,393	2,775,694	399,783

Interest and financial services income	325,601	1,373,559	197,834
Loan facilitation and servicing fees	661	54,201	7,807
Other revenue	34,287	135,232	19,477

Financial services income	360,549	1,562,992	225,118

Total operating revenue	2,524,942	4,338,686	624,901

Operating cost:
Cost of sales (including cost of goods purchased from a related party of RMB745,412 and RMB658,898 for the years ended December 31, 2015 and 2016, respectively)	(2,309,586)	(2,894,025)	(416,826)
Funding cost	(168,470)	(491,695)	(70,819)
Processing and servicing cost	(51,057)	(114,323)	(16,466)
Provision for credit losses	(68,287)	(236,611)	(34,079)

Total operating cost	(2,597,400)	(3,736,654)	(538,190)

Gross profit	(72,458)	602,032	86,711

Operating expenses:
Sales and marketing expenses	(243,463)	(376,313)	(54,201)
Research and development expenses	(40,441)	(127,317)	(18,338)
General and administrative expenses	(40,962)	(87,364)	(12,583)

Total operating expenses	(324,866)	(590,994)	(85,122)

Interest expense, net	(1,930)	(48,343)	(6,963)
Investment related impairment	—	(5,635)	(812)
Change in fair value of financial guarantee derivatives	—	(5,942)	(856)
Others, net	126	(10,799)	(1,555)

Loss before income tax expense	(399,128)	(59,681)	(8,597)

Income tax benefit/(expense)	88,934	(58,258)	(8,391)

Net loss	(310,194)	(117,939)	(16,988)

Preferred shares redemption value accretion	(51,524)	(62,299)	(8,973)
Deemed dividend to a preferred shareholder	—	(42,679)	(6,147)

Net loss attributable to ordinary shareholders	(361,718)	(222,917)	(32,108)

Net loss per ordinary share
Basic	(3.27)	(2.01)	(0.29)
Diluted	(3.27)	(2.01)	(0.29)
Pro forma, basic (unaudited)		(0.24)	(0.04)
Pro forma, diluted (unaudited)		(0.24)	(0.04)
Weighted average ordinary shares outstanding
Basic	110,647,199	110,647,199	110,647,199
Diluted	110,647,199	110,647,199	110,647,199
Pro forma, basic (unaudited)		287,719,759	287,719,759
Pro forma, diluted (unaudited)		287,719,759	287,719,759
Share-based compensation expenses included in:
Processing and servicing cost	472	1,067	154
Sales and marketing expenses	3,194	4,009	577
Research and development expenses	3,736	9,068	1,306
General and administrative expenses	7,086	9,855	1,419

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except share and per share data)

	For the Year Ended December 31,
	2015	2016
	RMB	RMB	US$
			Note 2
Net Loss	(310,194)	(117,939)	(16,988)
Other comprehensive income
Foreign currency translation adjustment, net of nil tax	15,422	1,908	275

Total comprehensive loss	(294,772)	(116,031)	(16,713)

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

(In thousands, except share and per share data)

	Class A Ordinary Shares
					Accumulated Other Comprehensive (Loss)/Income
			Additional Paid-in Capital	Statutory Reserves		Accumulated Deficit	Total Shareholders' Deficit
	Shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balances at December 31, 2014	110,647,199	68	—	2	(388)	(76,609)	(76,927)

Net loss	—	—	—	—	—	(310,194)	(310,194)
Share-based compensation expenses	—	—	14,488	—	—	—	14,488
Repurchase of vested options	—	—	(5,906)	—	—	—	(5,906)
Preferred shares redemption value accretion	—	—	(8,582)	—	—	(42,942)	(51,524)
Appropriation to statutory reserves	—	—	—	101	—	(101)	—
Foreign currency translation adjustments, net of nil tax	—	—	—	—	15,422	—	15,422

Balances at December 31, 2015	110,647,199	68	—	103	15,034	(429,846)	(414,641)

Net loss	—	—	—	—	—	(117,939)	(117,939)
Share-based compensation expenses	—	—	23,999	—	—	—	23,999
Preferred shares redemption value accretion	—	—	(23,999)	—	—	(38,300)	(62,299)
Deemed dividend to a preferred shareholder	—	—	—	—	—	(42,679)	(42,679)
Appropriation to statutory reserves	—	—	—	1,900	—	(1,900)	—
Foreign currency translation adjustments, net of nil tax	—	—	—	—	1,908	—	1,908

Balances at December 31, 2016	110,647,199	68	—	2,003	16,942	(630,664)	(611,651)

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Year Ended December 31,
	2015	2016
	RMB	RMB	US$
			Note 2
Cash flows from operating activities:
Net loss	(310,194)	(117,939)	(16,988)
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities:
Accrued convertible loans interest expense	—	45,268	6,520
Amortization of debt issuance cost	—	10,880	1,567
Change in fair value of servicing rights	(521)	3,535	509
Share-based compensation expenses	14,488	23,999	3,456
Depreciation and amortization	1,388	4,586	661
Provision for credit losses	68,287	236,611	34,079
Inventory write-downs	2,321	1,688	243
Change in fair value of financial guarantee derivatives	—	5,942	856
Deferred income tax	(89,459)	47,054	6,777
Investment related impairment	—	5,635	812
Share of results of an equity investee	—	1,640	236
Changes in operating assets and liabilities:
Financing receivables related to online direct sales	(1,312,503)	(253,660)	(36,535)
Accrued interest receivable	(21,850)	(47,628)	(6,860)
Prepaid expenses and other current assets	(209,898)	(8,356)	(1,204)
Amounts due from related parties	33,800	1,487	214
Inventories	(33,265)	(65,097)	(9,376)
Accounts payable	30,641	41,942	6,041
Amounts due to related parties	177,018	(84,411)	(12,158)
Accrued interest payable	64,263	66,831	9,626
Accrued expenses and other current liabilities	100,378	459,832	66,229

Net cash (used in)/provided by operating activities	(1,485,106)	379,839	54,705

Cash flows from investing activities:
Cash paid on long-term investments	(11,132)	(13,333)	(1,920)
Purchases of property, equipment and software	(10,418)	(32,147)	(4,630)
Financing receivables originated (excluding receivables related to online direct sales)	(3,252,366)	(12,004,213)	(1,728,966)
Principal collection on financing receivables and recoveries (excluding receivables related to online direct sales)	1,651,028	7,702,963	1,109,457
Changes in restricted cash	(25,947)	(146,540)	(21,106)
Placement of restricted time deposits	—	(9,000)	(1,296)
Withdrawal of restricted time deposits	61,190	—	—

Net cash used in investing activities	(1,587,645)	(4,502,270)	(648,461)

Cash flows from financing activities:
Proceeds from financial institution borrowings	—	80,000	11,522
Principal payments on financial institution borrowings	(55,300)	(8,202)	(1,181)
Proceeds from Funding Debts	5,752,255	15,432,174	2,222,695
Principal payments on Funding Debts	(2,864,683)	(11,589,727)	(1,669,268)
Proceeds from issuances of convertible loans	—	654,680	94,294
Payment of debt issuance cost	(3,648)	(21,055)	(3,033)
Proceeds from issuance of preferred shares	203,240	—	—
Repurchase of preferred shares	—	(87,923)	(12,664)

Net cash provided by financing activities	3,031,864	4,459,947	642,365

Effect of exchange rate changes on cash and cash equivalents	14,674	6,718	971
Net (decrease)/increase in cash and cash equivalents	(26,213)	344,234	49,580
Cash and cash equivalents at beginning of the year	161,584	135,371	19,497

Cash and cash equivalents at end of the year	135,371	479,605	69,077

Supplemental disclosure of cash flows information
Cash paid for interest expense	3,366	1,132	163
Non-cash investing and financing activities
Accretion to preferred shares redemption value	51,524	62,299	8,973

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

        LexinFintech Holdings Ltd. ("Lexin" or the "Company"), formerly known as Staging Finance Holding Ltd., was incorporated in the Cayman Islands on November 22, 2013. The Company is a holding company and conducts its business mainly through its subsidiaries, variable interest entities ("VIEs") and subsidiaries of the VIEs (collectively referred to as the "Group"). The Group offers online direct sales with installment payment terms and offers installment purchase loans and personal installment loans mainly through its retail and online consumer finance platform ("Platform"), www.fenqile.com, and its mobile application ("APP") to young adults typically between the age of 18 and 36 ("Customers") in the People's Republic of China ("PRC").

        The Group addresses its Customers' credit needs by offering installment purchase loans and personal installment loans (collectively referred to as the "Loans"). Installment purchase loans are loans offered to Customers who want to finance their online direct purchase from the Platform with general terms of between two months and thirty-six months. Personal installment loans are loans provided to Customers who have consumption needs (other than purchase from the Platform) with terms generally ranging from one month to thirty-six months.

        The Group primarily finances the Loans to Customers through its own online investment platform, www.juzilicai.com and its APP, by offering various investment programs that are backed by the Loans to individual investors ("Individual Investors"). The Group also finances the Loans with proceeds from partnering peer-to-peer lending platforms, commercial banks and other financial institutions (collectively "Institutional Funding Partners").

        As of December 31, 2016, the Company's principal subsidiaries, consolidated VIEs and subsidiaries of VIEs are as follows:

	Date of Incorporation/ Establishment	Place of Incorporation/ Establishment	Percentage of Direct or Indirect Economic Interest	Principal Activities
Subsidiaries
Installment (HK) Investment Limited ("Installment HK")	December 9, 2013	Hong Kong, PRC	100%	Investment holding
Beijing Shijitong Technology Co., Ltd.("Beijing Shijitong")	July 1, 2014	Beijing, PRC	100%	Technical support and consulting services
VIEs
Beijing Lejiaxin Network Technology Co., Ltd.("Beijing Lejiaxin")	October 25, 2013	Beijing, PRC	100%	Investment holding
Shenzhen Xinjie Investment Co., Ltd.("Shenzhen Xinjie")	December 22, 2015	Shenzhen, PRC	100%	Investment holding
Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. ("Qianhai Dingsheng")	January 13, 2016	Shenzhen, PRC	100%	Financial technology services
Subsidiaries of the VIEs
Shenzhen Fenqile Network Technology Co., Ltd.("Shenzhen Fenqile")	August 15, 2013	Shenzhen, PRC	100%	Online direct sales and online consumer finance
Shenzhen Qianhai Juzi Information Technology Co., Ltd.("Qianhai Juzi")	June 26, 2014	Shenzhen, PRC	100%	Online investment platform
Shenzhen Tiqianle Network Technology Co., Ltd.("Shenzhen Tiqianle")	January 13, 2016	Shenzhen, PRC	100%	Online direct sales and online consumer finance

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

History of the Group and Basis of Presentation

        The Group commenced operations through Shenzhen Fenqile, a PRC company incorporated in August 2013 that offers online direct sales with installment payment terms, installment purchase loans and personal installment loans. The equity interests of Shenzhen Fenqile were held by Mr. Jay Wenjie Xiao, the Group's founder, Chief Executive Officer and director (the "Founding Shareholder"), and two angel investors, Mr. Qiangdong Liu and Tibet Xianfeng Huaxing Changqing Investment Co. Ltd. ("Tibet Xianfeng Huaxing"), prior to July 2014. In October 2013, Beijing Lejiaxin was incorporated as an investment holding company in the PRC. The equity interests of Beijing Lejiaxin were held by the Founding Shareholder and Mr. Qiangdong Liu. Beijing Lejiaxin established its wholly owned subsidiary Qianhai Juzi in June 2014 in order to launch the Group's online investment platform Juzi Licai, which offers investment programs to the Individual Investors.

  2014 Reorganization

        In order to facilitate international financing for the Company, the Group underwent a reorganization (the "2014 Reorganization") from November 2013 to July 2014. In November 2013, the Company was incorporated under the Laws of the Cayman Islands to be an offshore holding company for the Group. In December 2013, Installment HK was incorporated in Hong Kong as a wholly owned subsidiary of the Company. In July 2014, Beijing Shijitong was incorporated as a wholly owned subsidiary of Installment HK in the PRC.

        To comply with PRC laws and regulations which prohibit or restrict foreign ownership of Internet content, the Company obtained control over Shenzhen Fenqile and Beijing Lejiaxin through Beijing Shijitong by entering into a series of contractual arrangements with Shenzhen Fenqile, Beijing Lejiaxin and their shareholders in July 2014. These contractual arrangements include exclusive option agreements, power of attorney, exclusive business cooperation agreements, and equity pledge agreements. As a result of the 2014 Reorganization, Shenzhen Fenqile and Beijing Lejiaxin became the consolidated VIEs of the Group through the contractual arrangements described in Note 2. The Founding Shareholder, Tibet Xianfeng Huaxing, and Mr. Qiangdong Liu are collectively referred to as the nominee shareholders ("Nominee Shareholders"). The Nominee Shareholders are legal owners of an entity, however, the rights of the shareholders have been transferred to third parties through contractual arrangements.

        Concurrently with the 2014 Reorganization, the Company completed its Class B Ordinary Shares, Series A-1 Preferred Shares and Series A-2 Preferred Shares financing. The 2014 Reorganization was accounted for as a reorganization and the historical financial statements were presented on a carryover basis.

  2016 Reorganization

        In December 2015, Shenzhen Xinjie was incorporated by the Founding Shareholder as an investment holding company in the PRC. In March 2016, Shenzhen Xinjie acquired 73.33% equity interests of Shenzhen Fenqile by investing additional capital in Shenzhen Fenqile to better structure the Group, and the remaining equity interests were still held by the same Nominee Shareholders (the "2016 Reorganization"). In January 2016, Shenzhen Xinjie established a subsidiary Shenzhen Tiqianle to offer online direct sales and online consumer finance services. In January 2016, Qianhai

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Dingsheng was incorporated by the Founding Shareholder (90%) and Shenzhen Xinjie (10%) to conduct financial technology services business.

        The Company obtained control over Shenzhen Xinjie and Qianhai Dingsheng through Beijing Shijitong in December 2015 and January 2016 respectively by entering into a series contractual arrangements with Shenzhen Xinjie, Qianhai Dingsheng and the Founding Shareholder. These contractual arrangements include exclusive option agreements, power of attorney, exclusive business cooperation agreements, and equity pledge agreements. As a result of the 2016 Reorganization, Shenzhen Xinjie and Qianhai Dingsheng became the consolidated VIEs of the Group through the contractual arrangements described in Note 2 and the Company's ability to control Shenzhen Fenqile remains unchanged. Shenzhen Fenqile then became one of the subsidiaries of Shenzhen Xinjie.

        All the entities involved in the 2016 Reorganization were under common control and therefore the historical financial statements were presented on a carryover basis.

        Management concluded that Shenzhen Fenqile (before the 2016 Reorganization), Beijing Lejiaxin, Shenzhen Xinjie and Qianhai Dingsheng are the VIEs of the Company and the Company is entitled to substantially all of the economic benefits from the VIEs and is obligated to absorb all of their expected losses. As such, the Company is the ultimate primary beneficiary of the VIEs and shall consolidate the financial results of these VIEs and their subsidiaries in the Group's consolidated financial statements. Refer to Note 2 to the consolidated financial statements for the basis of consolidation.

Liquidity

        The Group has been incurring losses from operations since inception. Accumulated deficit amounted to RMB429.8 million and RMB630.7 million as of December 31, 2015 and 2016, respectively. Net current liabilities of the Group were RMB209.0 million and RMB441.3 million as of December 31, 2015 and 2016, respectively. The net cash used in operating activities was approximately RMB1,485.1 million for the year ended December 31, 2015, while the net cash provided by operating activities was approximately RMB379.8 million for the year ended December 31, 2016.

        The Group's liquidity is based on its ability to generate cash from operations or obtain capital financing from equity interest investors to fund its general operations and capital expansion needs. The growth of the Group's business is also dependent on its ability to obtain funds from the Individual Investors on Juzi Licai and Institutional Funding Partners to fund its Loans to Customers. The Group's ability to continue as a going concern is dependent on management's ability to successfully execute its business plan, which includes increasing revenues while controlling operating cost and expenses to generate positive operational cash flows, and obtaining funds from Individual Investors, Institutional Funding Partners or equity interest investors to generate positive financing cash flows. Based on cash flows projections from operating and financing activities and existing balances of cash and cash equivalents, the Group believed that it will be able to meet its payment obligations for general operations and debt related commitments for the next twelve months from the date of issuance of the consolidated financial statements. Based on the above considerations, the Group's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

        The consolidated financial statements of the Group have been prepared in accordance with the Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP"). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

Basis of consolidation

        The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and subsidiaries of the VIEs for which the Company is the primary beneficiary.

        Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

        A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity's economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

        All transactions and balances among the Company, its subsidiaries, the VIEs and subsidiaries of the VIEs have been eliminated upon consolidation.

  VIE Companies

a.     Contractual Agreements with VIEs

        The following is a summary of the contractual agreements (collectively, "Contractual Agreements") between the Company's PRC subsidiary, Beijing Shijitong, and the VIEs, Shenzhen Fenqile (before the 2016 Reorganization), Beijing Lejiaxin, Shenzhen Xinjie and Qianhai Dingsheng. Through the Contractual Agreements, the VIEs are effectively controlled by the Company.

        Exclusive Option Agreements.    Pursuant to the Exclusive Option Agreements, the Nominee Shareholders of the VIEs have irrevocably granted Beijing Shijitong or any third party designated by Beijing Shijitong an exclusive option to purchase all or part of their respective equity interests in the VIEs. The purchase price shall be the lowest price permitted by law. Without Beijing Shijitong's prior written consent, the VIEs shall not, among other things, amend their articles of association, increase or decrease the registered capital, sell, dispose of or set any encumbrance on their assets, business or revenue, enter into any material contract outside the ordinary course of business, merge with any other persons or make any investments, distribute dividends, or enter into any transactions which have material adverse effects on their business. The Nominee Shareholders of the VIEs also jointly and severally undertake that they will not transfer, gift or otherwise dispose of their respective equity interests in the VIEs to any third party or create or allow any encumbrance on their equity interests within the term of these agreements. These agreements will remain effective until Beijing Shijitong and/or any third party designated by Beijing Shijitong has acquired all equity interests of the VIEs from their respective Nominee Shareholders.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Power of Attorney.    Pursuant to the Power of Attorney, each Nominee Shareholder of the VIEs irrevocably authorizes Beijing Shijitong or any person(s) designated by Beijing Shijitong to act as its attorney-in-fact to exercise all of such shareholder's voting and other rights associated with the shareholder's equity interests in the VIEs, including but not limited to, the right to attend shareholder meetings on behalf of such shareholder, the right to appoint legal representatives, directors, supervisors and chief executive officers and other senior management, and the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder. The power of attorney is irrevocable and remains in force continuously upon execution.

        Exclusive Business Cooperation Agreements.    Pursuant to these Exclusive Business Cooperation Agreements, Beijing Shijitong or its designated party has the exclusive right to provide the VIEs with comprehensive business support, technical support and consulting services. Without Beijing Shijitong's prior written consent, the VIEs shall not accept any services covered by these agreements from any third party. The VIEs agree to pay service fees in an amount determined by Beijing Shijitong based on respective profits calculated as operating revenue minus operating cost of the VIEs for the relevant period on a yearly basis or other service fees for specific services as required and as otherwise agreed by both parties. Beijing Shijitong owns the intellectual property rights arising out of the services performed under these agreements. Unless Beijing Shijitong terminates these agreements or pursuant to other provisions of these agreements, these agreements will remain effective indefinitely. These agreements can be terminated by Beijing Shijitong through a 30-day advance written notice, the VIEs have no right to unilaterally terminate these agreements. Beijing Shijitong is entitled to substantially all of the economic benefits of the VIEs.

        Equity Pledge Agreements.    Pursuant to these Equity Pledge Agreements, each Nominee Shareholder of the VIEs has pledged all of his, her or its respective equity interests in the VIEs to Beijing Shijitong to guarantee the performance by such Nominee Shareholder and the VIEs of their respective obligations under the Exclusive Option Agreements, the Power of Attorney and the Exclusive Business Cooperation Agreements, and any amendment, supplement or restatement to such agreements. If the VIEs or any of their Nominee Shareholders breach any obligations under these agreements, Beijing Shijitong, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the Nominee Shareholders of the VIEs agrees that before his, her or its obligations under the Contractual Agreements are discharged, he, she or it will not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, which may result in the change of the pledged equity that may have adverse effects on the pledgee's rights under these agreements without the prior written consent of Beijing Shijitong. These Equity Pledge Agreements will remain effective until the VIEs and their Nominee Shareholders discharge all their respective obligations under the Contractual Agreements.

        In April 2015, the Contractual Agreements were restated to reflect the replacement of Tibet Xianfeng Huaxing with its affiliated entity, Tibet Xianfeng Management Consultant Co., Ltd., as a Nominee Shareholder of Shenzhen Fenqile. In March 2016, the Contractual Agreements were restated to reflect the 2016 Reorganization. These changes had no impact on the Group's effective control over Shenzhen Fenqile, and therefore had no impact on the consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

b.     Risks in relation to the VIE structure

        The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIEs and their subsidiaries taken as a whole, which were included in the Group's consolidated financial statements with intercompany balances and transactions eliminated:

	As of December 31,
	2015	2016
	(RMB in thousands)
Total assets	3,687,869	8,565,968
Total liabilities	3,897,140	8,845,409

	For the Year Ended December 31,
	2015	2016
	(RMB in thousands)
Total operating revenue	2,524,942	4,338,686
Net loss	(297,545)	(89,726)

	For the Year Ended December 31,
	2015	2016
	(RMB in thousands)
Net cash (used in)/provided by operating activities	(1,266,996)	360,790
Net cash used in investing activities	(1,639,542)	(4,498,168)
Net cash provided by financing activities	2,938,424	4,450,392

Net increase in cash and cash equivalents	31,886	313,014
Cash and cash equivalents at beginning of the year	10,930	42,816
Cash and cash equivalents at end of the year	42,816	355,830

        Under the Contractual Agreements with the VIEs, the Company has the power to direct activities of the VIEs and VIEs' subsidiaries, and can have assets transferred out of the VIEs and VIEs' subsidiaries. Therefore, the Company considers itself the ultimate primary beneficiary of the VIEs and there is no asset of the VIEs that can only be used to settle obligations of the VIEs and VIEs' subsidiaries, except for registered capital and PRC statutory reserves of the VIEs and their subsidiaries amounting to RMB169.9 million and RMB671.8 million as of December 31, 2015 and 2016, respectively. Since the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. However, as the Company is conducting certain businesses mainly through its VIEs and VIEs' subsidiaries, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

        In the opinion of the Company's management, the contractual arrangements among its subsidiary, the VIEs and their respective Nominee Shareholders are in compliance with current PRC laws and are legally binding and enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company's ability to enforce these contractual

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

arrangements. As a result, the Company may be unable to consolidate the VIEs and VIEs' subsidiaries in the consolidated financial statements.

        In January 2015, the Ministry of Commerce ("MOFCOM"), released for public comment a proposed PRC law, the Draft Foreign Investment Enterprises ("FIE") Law, that appears to include VIEs within the scope of entities that could be considered to be FIEs, that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of "actual control" for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of "actual control". If the Draft FIE Law is passed by the People's Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to include the Group's contractual arrangements with its VIEs, and as a result, the Group's VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of FIEs where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing VIE, that operates in restricted or prohibited industries and is not controlled by entities organized under PRC law or individuals who are PRC citizens. If the restrictions and prohibitions on FIEs included in the Draft FIE Law are enacted and enforced in their current form, the Group's ability to use the contractual arrangements with its VIEs and the Group's ability to conduct business through the VIEs could be severely limited.

        The Company's ability to control the VIEs also depends on the power of attorney Beijing Shijitong has to vote on all matters requiring shareholders' approvals in the VIEs. As noted above, the Company believes these power of attorney are legally binding and enforceable but may not be as effective as direct equity ownership. In addition, if the Group's corporate structure or the contractual arrangements with the VIEs were found to be in violation of any existing PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

  •
  revoke the Group's business and operating licenses;

  •
  require the Group to discontinue or restrict its operations;

  •
  restrict the Group's right to collect revenues;

  •
  block the Group's websites;

  •
  require the Group to restructure its operations, re-apply for the necessary licenses or relocate the Group's businesses, staff and assets;

  •
  impose additional conditions or requirements with which the Group may not be able to comply; or

  •
  take other regulatory or enforcement actions against the Group that could be harmful to the Group's business.

        The imposition of any of these restrictions or actions may result in a material adverse effect on the Group's ability to conduct its business. In addition, if the imposition of any of these restrictions causes the Group to lose the right to direct the activities of the VIEs or the right to receive their economic

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

benefits, the Group would no longer be able to consolidate the financial statements of the VIEs. In the opinion of management, the likelihood of losing the benefits in respect of the Group's current ownership structure or the contractual arrangements with its VIEs is remote.

Use of Estimates

        The preparation of the Group's consolidated financial statements is in conformity with the U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of financial statement and reported revenues and expenses during the reported periods. Significant accounting estimates include, but are not limited to (i) revenue recognition associated with principal versus agent considerations; (ii) fair value of financial guarantee derivatives; (iii) determination of the fair value of preferred shares and ordinary shares; (iv) valuation and recognition of share-based compensation expenses; (v) provision for income tax and valuation allowance for deferred tax assets; (vi) provision for credit losses; (vii) basis of consolidation; (viii) inventory valuation for excess and obsolete inventories. Actual results could materially differ from these estimates.

Functional currency and foreign currency translation

        The Group uses Renminbi ("RMB") as its reporting currency. The functional currency of the Company and its subsidiary incorporated in Hong Kong (i.e. Installment HK) is United States dollars ("US$") and the functional currencies of the PRC entities in the Group are RMB.

        In the consolidated financial statements, the financial information of the Company and its subsidiary incorporated in Hong Kong have been translated into RMB at the exchange rates quoted by the People's Bank of China (the "PBOC"). Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments, and are shown as a component of accumulated other comprehensive income in the Consolidated Statements of Changes in Shareholders' Deficit and a component of other comprehensive income in the Consolidated Statements of Comprehensive Loss.

        Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign currency exchange gain or loss resulting from the settlement of such transactions and from remeasurement at period-end is recognized in "Others, net" in the Consolidated Statements of Operations.

        Foreign currency translation adjustments included in the Group's Consolidated Statements of Comprehensive Loss for the years ended December 31, 2015 and 2016 were gain of RMB15.4 million and gain of RMB1.9 million, respectively. Foreign currency exchange gain or loss recorded was immaterial for each of the periods presented.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Convenience translation

        Translations of balances in the Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Statements of Comprehensive Loss and Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended December 31, 2016 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9430, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2016. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2016, or at any other rate.

Financing receivables

        The Group generates financing receivables from providing installment purchase loans, from its online direct sales, and personal installment loans to Customers. Financing receivables are measured at amortized cost and reported on the Consolidated Balance Sheets at outstanding principal adjusted for any charge-offs, the allowance for credit losses, and deferred fees on originated financing receivables.

        With respect to the Group's financing receivables, the Group's main funding sources include (1) proceeds from Individual Investors; (2) proceeds from Institutional Funding Partners; (3) the issuance of asset-backed securitized debts.

  On-balance sheet: Loans funded by Individual Investors on Juzi Licai and certain Institutional Funding Partners

        For the proceeds from loans facilitated through the Group's own online investment platform Juzi Licai, which offers the Individual Investors various investment programs with different terms and estimated rates of return, or from certain Institutional Funding Partners, the Group's role includes: (1) collecting the investment principal from the Individual Investors or Institutional Funding Partners and lending the funds to Customers, (2) collecting monthly repayment from the Customers and repaying the Individual Investors or Institutional Funding Partners according to the terms (i.e. interest rate and scheduled repayment dates) of the respective investment programs or agreements between the Individual Investors or Institutional Funding Partners and the Group ("Investment Programs or Agreements"). The Group noted that the terms of the underlying loan agreements between the Individual Investors or Institutional Funding Partners and the Customers ("Underlying Loan Agreements") do not necessarily match the terms of the Investment Programs or Agreements. The mismatch is mainly due to the fact that some Individual Investors or Institutional Funding Partners may invest in the programs that have shorter investment periods than the terms of the Underlying Loan Agreements. Depending on the types of Investment Programs the Individual Investors choose or the Investment Agreements the Institutional Funding Partners entered into with the Group, the investing periods could be as short as one week and as long as thirty-six months. Pursuant to the Investment Programs or Agreements, the Individual Investors or Institutional Funding Partners agree on a rate of return with the Group which is normally lower than the coupon interest rate stipulated in the Underlying Loan Agreement, given the shorter periods of those Investment Programs or Agreements. The Group considers the terms of the Investment Programs or Agreements, which drive the return of the investments, and concludes the Group has liabilities to the Individual Investors or Institutional Funding Partners when the underlying loans are funded. Accordingly, the Group is considered as the primary obligor to the Individual Investors or Institutional Funding Partners in the lending relationship

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

and therefore records the liabilities to Individual Investors or Institutional Funding Partners on its Consolidated Balance Sheets. Consequently, the Group considered that the financing receivables were not settled or extinguished when Customers enter into the Underlying Loan Agreements with the Individual Investors or Institutional Funding Partners. Therefore, the Group continues to account for the financing receivables over the terms of the installment purchase loans and personal installment loans.

  Off-balance sheet: Loans funded by certain other Institutional Funding Partners such as third-party commercial banks

        For the financing receivables funded by the proceeds from certain other Institutional Funding Partners such as third-party commercial banks, each underlying loan and Customer has to be approved by the third-party commercial banks individually. Once the loan is approved by and originated by the third-party commercial bank, the fund is provided by the third-party commercial bank to the Customer and a lending relationship between the Customer and the third-party commercial bank is established through a loan agreement. The funds can only be used to settle the existing financing receivables the Group generated from installment purchase loans or personal installment loans previously provided to the Customers. Effectively, the Group offers loan facilitation and matching services to the Customers who have credit needs and the third-party commercial banks who originate loans directly to Customers referred by the Group. The Group continues to provide account maintenance, collection, and payment processing services to the Customers over the term of the loan agreement. At the same time, the Group also provides a financial guarantee on the principal and the accrued interest repayment of the defaulted loans in case of Customers' defaults, and full interest repayment in the event that Customers early repay their loans. Under this scenario, the Group determines that it is not the legal lender or borrower in the loan origination and repayment process. Accordingly, the Group does not record financing receivables arising from these loans nor loans payable to the banks and considered that the financing receivables arising from installment purchase loans or personal installment loans previously provided to the Customers were settled and extinguished when the funds are received. Separately, the Group accounts for the financial guarantee provided as discussed in Note 2.

  On-balance sheet: Issuance of asset-backed securitized debts

        The Group periodically securitizes its financing receivables arising from online direct sales through the transfer of those assets to a securitization vehicle. The securitization vehicle then issues debt securities to third-party investors and is considered a consolidated variable interest entity under ASC 810. Therefore, the financing receivables remain at the Group and are recorded as "Financing receivables, net" in the Consolidated Balance Sheets. The Group recognizes interest and financial services income over the terms of the financing receivables using the effective interest rate method. The proceeds from third-party investors are recorded as Funding Debts (described below).

Provision for credit losses

        The Group assesses the creditworthiness and collectability of its financing receivable portfolio mainly based on delinquency levels and historical charge-offs of the financing receivables using an established systematic process on a pooled basis within respective credit risk levels. The Group considers location, education background, income level, outstanding external borrowings, and external credit references when assigning Customers into different credit risk levels. Also, the financing

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

receivable portfolio within each credit risk level consists of individually small amount of installment purchase loans and personal installment loans. In the consideration of above factors, the Group determines that the entire financing receivable portfolio within each credit risk level is homogenous with similar credit characteristics.

        The Group's provision for credit losses is calculated separately for financing receivables within each credit risk level, taking into considerations of those financing receivables with flexible repayment options. For each credit risk level, the Group estimates the expected credit losses rate based on delinquency status of the financing receivables within that level: current, 1 to 29, 30 to 59, 60 to 89, 90 to 119, 120 to 149, 150 to 179 calendar days past due. These loss rates in each delinquency status are based on average historical loss rates of financing receivables associated with each of the abovementioned delinquency categories. The expected loss rate of each risk level will be applied to the outstanding loan balances within that level to determine the allowance for credit loss for each reporting period. In addition, the Group considers other general economic conditions, if any, when determining the provision for credit losses.

Accrued interest receivable

        Accrued interest income on financing receivables is calculated based on the contractual interest rate of the loan and recorded as interest and financing income as earned. Financing receivables are placed on non-accrual status upon reaching 90 days past due. When a financing receivable is placed on non-accrual status, the Group stops accruing interest and reverses all accrued but unpaid interest as of such date.

Nonaccrual financing receivables and charged-off financing receivables

        The Group considers a financing receivable to be delinquent when a monthly payment is one day past due. When the Group determines it is probable that it will be unable to collect additional principal amount on the receivable, the remaining unpaid principal balance is charged off against the allowance for credit losses. Generally, charge-offs occur after the 180th day of delinquency. Interest and financial services income for nonaccrual financing receivables is recognized on a cash basis. Cash receipt of non-accrual financing receivables would be first applied to any unpaid principal, late payment fees, if any, before recognizing interest and financial services income. The Group does not resume accrual of interest after a loan has been placed on nonaccrual status.

Funding Debts

        For the proceeds received from the Individual Investors, Institutional Funding Partners, or the asset-backed securitized debts to fund the Group's on-balance sheet loans, the Group records them as Funding Debts on the Consolidated Balance Sheets.

Accrued interest payable

        Accrued interest payable is calculated based on the contractual interest rates of Funding Debts.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Guarantee liabilities

        For the off-balance sheet loans funded by certain other Institutional Funding Partners such as third-party commercial banks, the Group is obligated to compensate the banks for the principal and interest repayment of the defaulted loans in case of Customers' default, and full interest repayment according to the loan terms in the event that the Customers early repay their loans. Therefore, the Group effectively provides guarantees to the banks that include credit risk and prepayment risk.

        In order to determine the accounting treatment of the guarantees, the Group considered the criteria of scope exception under ASC 815-10-15-58. In order to qualify for this scope exception, the financial guarantee contracts must meet all three of the following criteria: (a) provide for payments to be made solely to reimburse the guaranteed party for failure of the debtor to satisfy its required payment obligations either at prescriptive payment dates or accelerated payment dates as a result of the occurrence of an event of default or notice of acceleration being made to the debtor by the creditor; (b) payment be made only if the debtor's obligation to make payments as a result of conditions as described in (a) is past due; and (c) the guaranteed party is, as a precondition in the contract for receiving payment of any claim under the guarantee, exposed to the risk of non-payment both at inception and throughout its term either through direct legal ownership or through a back-to-back arrangement.

        As the guarantee provided by the Group to these third-party banks does not solely reimburse these banks for failure of the Customers to satisfy required payment obligations, but also the future interest in the event of early repayment by the Customers, the scope exception under ASC 815-10-15-58(a) is not met. Therefore, these contracts are accounted for as a derivative under ASC Topic 815, Derivatives and Hedging, and are recognized on the Consolidated Balance Sheets as either assets or liabilities and recorded at fair value.

        Derivative assets and liabilities within the scope of ASC 815 are required to be recorded at fair value at inception and remeasured at fair value on an ongoing basis in accordance with ASC Topic 820, Fair Value Measurement. Therefore, the financial guarantee derivatives will be subsequently marked to market at the end of each reporting period with gains and losses recognized as change in fair value of financial guarantee derivatives. The estimated fair value of the financial guarantee derivatives is determined by the Group based on a discounted cash flow model, with reference to estimates of cumulative default rates, cumulative prepayment rates, margins on cost of comparable companies and discount rates, using industry standard valuation techniques with the assistance of an independent valuation firm.

Revenue recognition

        The Group mainly provides online direct sales and services, and financial services to its Customers.

        Consistent with the criteria set out by ASC Topic 605, Revenue Recognition, the Group recognizes revenues when the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Online direct sales and services

  Online direct sales

        The Group engages in the online direct sales of electronic products, and to a lesser extent, home appliance products and general merchandise products with installment payment terms mainly through its retail website www.fenqile.com and its APP.

        The Group considers whether it should report the gross amount of product sales and related cost or the net amount earned as commissions by assessing all indicators set forth in ASC subtopic 605-45. For arrangements where the Group is the primary obligor (i.e. primarily responsible for fulfilling the promise to provide the good or service), is subject to inventory risk, and has latitude in establishing prices and selecting suppliers, revenues are recorded on a gross basis. Otherwise, revenues are recorded on a net basis as services and others.

        For online direct sales for which the Group is considered the principal, the Group recognizes revenue net of discounts and return allowances when the products are delivered and title passes to Customers. Return allowances, which reduce net revenues, are estimated based on historical experiences.

        For these transactions, the Group generates financing receivables due from the Customers who place orders. The online direct sales revenues and related financing receivables are recorded at present value of the contractual cash flows when the above revenue recognition criteria are met.

        Revenue is recorded net of value-added tax and related surcharges.

  Services and others

        The Group also operates an online marketplace that enable third-party sellers to sell their products to Customers with installment payment terms. The Customers place their orders online through the website www.fenqile.com or its APP, whereby the Group pays to the third-party sellers on behalf of the Customers, which generate financing receivables due from the Customers. The Group charges the third-party sellers a fixed rate commission fee based on the sales amount for the services rendered. The Group recognizes the commission fees as revenues from the third-party sellers on a net basis at the point of successful delivery of products, as it is not the primary obligor and does not have general inventory risk or does not have latitude to establish prices. Financing receivables associated with third-party sellers' sales are recorded at present value of the contractual cash flows when the above revenue recognition criteria are met.

  Financial services

  Interest and financial services income

        The Group generates interest and financial services income earned on installment purchase loans, from its online direct sales on the website www.fenqile.com and its APP, and personal installment loans to its Customers, if these loans are determined to be on-balance sheet loans.

        For the on-balance sheet loans funded by the Individual Investors on Juzi Licai or certain Institutional Funding Partners, and the on-balance sheet loans securitized and transferred to the

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

securitization vehicle, the financing receivables continue to be recorded on the Group's Consolidated Balance Sheets over the terms of the loans.

        Interest and financial services income is recognized over the terms of financing receivables using the effective interest method. Origination fees collected on the first repayment date, normally one month after the origination of personal installment loans, are recorded as a component of financing receivables, on the Consolidated Balance Sheets. Deferred origination fees are recognized over the terms of personal installment loans. Direct origination costs include costs directly attributable to originating financing receivables, including vendor costs and personnel costs directly related to the time spent by those individuals performing activities related to the origination of financing receivables. Considering the credit risk characteristics of the Customers as well as the relatively small amount of each individual financing receivable, the Group determined that direct origination costs incurred for originating individual financing receivables are insignificant and expensed as incurred and recorded in "Processing and servicing cost" in the Consolidated Statements of Operations. Interest and financial services income is not recorded when reasonable doubt exists as to the full, timely collection of interest or principal.

  Loan facilitation and servicing fees

        For the off-balance sheet loans funded by certain other Institutional Funding Partners such as third-party commercial banks, the Group does not record financing receivables arising from these loans nor loans payable to the third-party banks. For these transactions, the Group earns loan facilitation and servicing fees from the Customers.

        The Group provides intermediary services to both the Customers and the banks. The intermediary services provided include (1) loan facilitation and matching services, (2) post-origination services (i.e. account maintenance, collection, and payment processing) to the Customers, and (3) a financial guarantee to the bank. The Group determined that the financial guarantee is within the scope of ASC 815 Derivatives and Hedging and recorded it at fair value at inception, with the remaining consideration recognized as revenues under ASC 605-25.

        Under the off-balance sheet loan arrangements, fees for loan facilitation and matching services and post-origination services are charged and collected through deduction from the monthly repayments from the Customers to the banks, and no fees are collected upfront. While the loan facilitation and matching services are rendered upfront, the amount allocable to these services based on relative selling prices is limited to nil under ASC 605-25-30-5, because all fees are contingent on ongoing servicing as well as the Customer not prepaying. In considering that, the revenue is recognized each month when the fee is received over the terms of the loans as the monthly repayments occur in line with the resolution of the contingency.

  Other revenue

        Other revenue includes fees collected for prepayment and late payment for on-balance sheet loans, which is calculated as a certain percentage of interest over the prepaid principal loan amount in case of prepayment or a certain percentage of past due amounts in case of late payment.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Customer incentives

        In order to incentivize the Customers to use the platform, the Group provides two major types of incentive coupons: cash coupons that have a stated discount amount that reduces the selling price of a future purchase of product and repayment coupons that have a stated discount amount that reduce a future repayment on the installment loan related to a previously executed product sale or personal installment loan. Both cash coupons and repayment coupons are given to the Customers for free as part of the Group's promotion events at the Group's discretion. In accordance with ASC subtopic 605-50, cash coupons are accounted for as a reduction of revenue upon the future purchase by the Customers. Repayment coupons are recorded as a reduction of revenue based on historical usage pattern as they are earned by the Customers. The amount of cash coupons recognized as a reduction of revenue was RMB9.0 million and RMB125.0 million for the years ended December 31, 2015 and 2016, respectively. Repayment coupons generally have an expiration of six months after issuance. Expired repayment coupons are recognized as revenue at the coupons' expiration, which was not material for the years ended December 31, 2015 and 2016.

        The Group offers an incentive in cash to an existing Customer for each new Customer who successfully signs up on the Platform using the existing Customer's referral code and has been granted a credit line. Referral code incentives, amounting to RMB14.7 million and RMB37.2 million, were recorded as sales and marketing expenses in the Consolidated Statements of Operations for the years ended December 31, 2015 and 2016, respectively.

Cash and Cash equivalents

        Cash and cash equivalents represent cash on hand, demand deposits, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted to withdrawal or use, and which have original maturities of three months or less. As of December 31, 2015 and 2016, the Group did not have any cash equivalents.

Restricted cash

        Restricted cash mainly represents cash: (i) received from Customers but not yet been repaid to investors or received from investors but not yet been remitted to Customers which is not available to fund the general liquidity needs of the Group; (ii) security deposits set aside for partnering commercial banks or certain Institutional Funding Partners in case of Customers' defaults.

Restricted time deposits

        Time deposits securing the Group's short-term and long-term borrowings from financial institutions are treated as restricted time deposits on the Consolidated Balance Sheets. Short-term and long-term borrowings are designated to support the Group's general operation and could not be used to fund the Group's financing receivables.

Inventories, net

        Inventories, consisting of products available for sale, are stated at the lower of cost or net realizable value. Cost of inventory is determined using the first-in first-out method. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

disposal and transportation. Adjustments are recorded to write down the cost of inventory to the net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased. Write downs are recorded in cost of revenues in the Consolidated Statements of Operations. As of December 31, 2015 and 2016, all inventory balances were products available for sale.

        The Group also provides fulfillment-related services in connection with the Group's online marketplace. Third-party sellers maintain ownership of their inventories and therefore these products are not included in the Group's inventories.

Long-term investments

        The Group accounts for long-term investments over which it has significant influence but does not own a majority of the equity interest or lack of control using the equity method. For long-term investments which the Group does not have significant influence or the underlying shares the Group invested in are not considered in-substance common stock and have no readily determinable fair value, the cost method accounting is applied.

        The Group assesses its long-term investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information such as financing rounds.

Property, equipment and software, net

        Property, equipment and software, net are stated at cost less accumulated depreciation, amortization and impairment, if any. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Estimated Useful Lives
Computers and equipment	3 - 5 years
Furniture and fixtures	3 - 5 years
Leasehold improvement	Over the shorter of the expected life of leasehold improvement or the lease term
Software	3 - 10 years

Impairment of long-lived assets

        Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets.

Fair value measurements

Financial instruments

        Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

        Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

  •
  Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

  •
  Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

  •
  Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

        The carrying amount of cash and cash equivalents, restricted cash, amounts due from related parties, accounts payable, and amounts due to related parties approximates fair value because of their short-term nature. Financing receivables are measured at amortized cost. Funding Debts and accrued interest payable are carried at amortized cost. The carrying amount of the financing receivables, Funding Debts, accrued interest receivable, and accrued interest payable approximates their respective fair value as the interest rates applied reflect the current quoted market yield for comparable financial instruments. The Group considers unobservable inputs to be significant, if, by their exclusion, the estimated fair value of a Level 3 asset or liability would be impacted by a significant percentage change, or based on qualitative factors such as the nature of the instrument and significance of the unobservable inputs relative to other inputs used within the valuation.

        For the off-balance sheet loans funded by certain third-party commercial banks, the Group accounts for financial guarantee provided to the banks at fair value (Note 7).

        The Group measures certain financial assets, including the investments under the cost method and equity method at fair value on a non-recurring basis only if an impairment charge were to be

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

recognized. The Group's non-financial assets, such as property, equipment and software, would be measured at fair value only if they were determined to be impaired.

Cost of sales

        Cost of sales consists of purchase price of the products, shipping charges and handling costs, as well as write-downs of inventory. Shipping charges to receive products from suppliers are included in the inventories, and recognized as cost of sales upon sale of the products to the Customers. For the years ended December 31, 2015 and 2016, write-downs of inventory were insignificant.

Funding cost

        Funding cost consists of interest expense the Group pays to Individual Investors on Juzi Licai and Institutional Funding Partners, including partnering peer-to-peer lending platforms, commercial banks and other financial institutions, to fund its financing receivables, certain fees and amortization of deferred debt issuance costs incurred in connection with obtaining these debts, such as origination fees and legal fees.

Processing and servicing cost

        Processing and servicing cost consists primarily of vendor costs related to credit assessment, customer and system support, payment processing services and collection services associated with originating, facilitating and servicing the loans.

Sales and marketing expenses

        Sales and marketing expenses consist primarily of advertising costs and payroll and related expenses for personnel engaged in marketing and business development activities. Advertising costs, which consist primarily costs of online advertising and offline outdoor promotion activities, are expensed as incurred and are included within sales and marketing expenses in the Consolidated Statements of Operations. For the years ended December 31, 2015 and 2016, advertising costs totaled RMB95.0 million and RMB104.9 million, respectively.

Research and development expenses

        Research and development expenses consist primarily of payroll and related expenses for IT professionals involved in developing technology platform and website, server and other equipment depreciation, bandwidth and data center costs, and rental expenses. All research and development costs have been expensed as incurred as the costs qualifying for capitalization have been insignificant.

General and administrative expenses

        General and administrative expenses consist of payroll and related expenses for employees involved in general corporate functions, including finance, legal and human resources; costs associated with use of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Operating leases

        The Group leases office space under operating lease agreements with initial lease term up to five years. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease and charged to earnings. Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease terms.

Share-based compensation

        All share-based awards to employees and directors, such as stock options, are measured at the grant date based on the fair value of the awards. Share-based compensation, net of estimated forfeitures, is recognized as expenses on a straight-line basis over the requisite service period, which is the vesting period. Options granted generally vest over four years.

        Given the exercise price of each share option is US$0.0001, the Group uses the intrinsic value (approximately the fair value of each of the Company's ordinary share) on the grant date to estimate the fair value of stock options.

        Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Group uses historical data to estimate pre-vesting option and records share-based compensation expense only for those awards that are expected to vest. See Note 20 for further discussion on share-based compensation.

Fair value of preferred shares and ordinary shares

        Shares of the Company, which do not have quoted market prices, were valued based on the income approach. The income approach involves applying the discounted cash flow analysis based on projected cash flow using the Group's best estimate as of the valuation dates. Estimating future cash flow requires the Group to analyze projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. In determining an appropriate discount rate, the Group considered the cost of equity and the rate of return expected by venture capitalists. The Group also applied a discount for lack of marketability given that the shares underlying the award were not publicly traded at the time of grant. Determination of estimated fair value of the Group requires complex and subjective judgments due to its limited financial and operating history, unique business risks and limited public information on companies in China similar to the Group.

        Option-pricing method was used to allocate enterprise value to preferred shares and ordinary shares. The method treats preferred shares and ordinary shares as call options on the enterprise's value, with exercise prices based on the liquidation preference of the preferred shares. The strike prices of the "options" based on the characteristics of the Group's capital structure, including number of shares of each class of ordinary shares, seniority levels, liquidation preferences, and conversion values for the preferred shares. The option-pricing method also involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of the Group or an initial public offering, and estimates of the volatility of the Group's equity securities. The anticipated timing is based on the plans of board of directors and management of the Group. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. Volatility

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

is estimated based on annualized standard deviation of daily stock price return of comparable companies.

Taxation

Income tax

        Current income tax is provided for in accordance with the laws of the relevant tax jurisdictions.

        Deferred income tax is provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

        Deferred tax assets are recognized to the extent that these assets are more-likely-than-not to be realized. In making such a determination, the Group considers all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. The Group records a valuation allowance to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

Uncertain tax positions

        To assess uncertain tax positions, the Group applies a more-likely-than-not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more-likely-than-not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likelihood of being realized upon settlement. The Group classifies interest and penalties related to income tax matters, if any, in income tax expense.

Loss per share

        Basic loss per share is computed by dividing net loss attributable to ordinary shareholders, considering the accretions to redemption value of the preferred shares and deemed dividend to a preferred shareholder, by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the loss. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the preferred shares and convertible loans using the if-converted method, and ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Segment reporting

        The Group engages primarily in online direct sales service and online consumer finance services for its Customers in the PRC. The Group does not distinguish between markets or segments for the purpose of internal reports. The Group does not distinguish revenues, costs and expenses between segments in its internal reporting, and reports costs and expenses by nature as a whole. The Group's chief operating decision maker, who has been identified as the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment. As most of the Group's long-lived assets are all located in the PRC and all the Group's revenues are derived from the PRC, no geographical segments are presented.

Statutory reserves

        The Company's subsidiaries, VIEs and VIEs' subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

        In accordance with the laws applicable to the FIEs established in the PRC, the Group's subsidiary registered as wholly foreign-owned enterprise ("WFOE") have to make appropriations from its annual after-tax profits as determined under Generally Accepted Accounting Principles in the PRC ("PRC GAAP") to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the annual after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company's discretion.

        In addition, in accordance with the PRC Company Laws, the Group's VIE and VIE's subsidiaries, registered as Chinese domestic companies, must make appropriations from their annual after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the annual after-tax profits as determined under the PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the respective company's discretion.

        The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted to offsetting of losses or increasing of the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of all employees. None of these reserves are allowed to be transferred to the company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

        For the years ended December 31, 2015 and 2016, profit appropriation to statutory surplus fund for the Group's entities incorporated in the PRC was approximately RMB0.1 million and RMB1.9 million respectively. No appropriation to other reserve funds was made for any of the periods presented.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant risks and uncertainties

  Foreign currency risk

        The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group's cash and cash equivalents, restricted cash and restricted time deposits denominated in RMB that are subject to such government controls amounted to RMB69.2 million and RMB558.6 million as of December 31, 2015 and 2016, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

  Concentration of credit risk

        Credit risk is one of the most significant risks for the Group's installment purchase loans and personal installment loans businesses. The Group records provision for credit losses based on its estimated probable losses against its financing receivables. Apart from the financing receivables, financial instruments that potentially expose the Group to significant concentration of credit risk primarily included in the financial statement line items of cash and cash equivalents, restricted cash, restricted time deposits, accrued interest receivable, prepaid expenses and other current assets. As of December 31, 2016, substantially all of the Group's cash and cash equivalents were deposited in financial institutions located in the PRC. Financing receivables are typically unsecured and are derived from revenues earned from Customers in the PRC. The risk with respect to financing receivables is mitigated by credit evaluations the Group performs on its Customers and the Group's ongoing monitoring process of outstanding balances.

  Concentration of Customers, suppliers, Individual Investors, and Institutional Funding Partners

        There was no revenue from Customers which individually represented greater than 10% of the total operating revenue for any year of the two-years period ended December 31, 2016. There was no financing receivables due from Customers of the Group that individually accounted for greater than 10% of the Group's carrying amount of financing receivables as of December 31, 2015 and 2016.

        Only two suppliers accounted for more than 10% of the Group's total purchases for the year ended December 31, 2015. Only three suppliers accounted for more than 10% of the Group's total purchases for the year ended December 31, 2016. Only two suppliers accounted for more than 10% of the Company's accounts payable as of December 31, 2015 and 2016, respectively, as follows:

	As of December 31,
	2015	2016
Inventory supplier A	85%	56%
Inventory supplier B	12%	*
Inventory supplier C	*	11%

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Only one Institutional Funding Partner accounted for more than 10% of the Group's total funding cost for the year ended December 31, 2015. There was no individual Individual Investor or Institutional Funding Partner that accounted for more than 10% of the Group's total funding cost for the year ended December 31, 2016. Only one Institutional Funding Partner accounted for more than 10% of the Group's Funding Debts as of December 31, 2015. There was no individual Individual Investor or Institutional Funding Partner that accounted for more than 10% of the Group's Funding Debts as of December 31, 2016 as follows:

	As of December 31,
	2015	2016
Institutional Funding Partner A	15%	*

*
Less than 10%.

Recent accounting pronouncements

        In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU"), 2014-09, Revenue from Contracts with Customers (Topic 606). The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all existing revenue recognition guidance, including industry-specific guidance, in current U.S. GAAP. In August 2015, FASB issued its final standard formally amending the effective date of the new revenue recognition guidance. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Group is currently evaluating the impact of adoption on its consolidated financial statements.

        In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The new guidance will impact the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified the need for a valuation allowance on deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The accounting for other financial instruments, such as loans, investments in debt securities, and financial liabilities not under the fair value option is largely unchanged. The standard is effective for public companies for annual periods (and interim periods within those annual periods) beginning after December 15, 2017. The Group is currently evaluating the method of adoption and the impact ASU 2016-01 will have on the Group's consolidated financial statements.

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires that a lessee should recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

recognize lease expenses for such lease generally on a straight-line basis over the lease term. ASU 2016-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. The Group is currently evaluating the impact ASU 2016-02 will have on the Group's consolidated financial statements, but expects that most existing operating lease commitments will be recognized as operating lease obligations and right-of-use assets as a result of adoption.

        In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendments in this ASU simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments will be effective for annual and interim periods beginning after December 15, 2016. The Group do not expect a significant impact on the consolidated financial statements from the amendments.

        In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective on January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which the Group is required to recognize an allowance based on its estimate of expected credit loss. The Group is currently evaluating the impact of this new guidance on its consolidated financial statements.

        In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 provides guidance for targeted changes with respect to how cash receipts and cash payments are classified in the statements of cash flows, with the objective of reducing diversity in practice. ASU 2016-15 is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted. The Group in the process of evaluating the impact of this accounting standard update on its consolidated statements of cash flows.

        In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This ASU affects all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update will become effective for fiscal years beginning after December 15, 2017, and interim periods within fiscal years beginning after December 15, 2018, and early adoption is permitted in any interim or annual period. The Group is currently evaluating the impact of this guidance on its Consolidated Statements of Cash Flows.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. FINANCING RECEIVABLES, NET

        Financing receivables, net as of December 31, 2015 and 2016 consisted of the followings:

	As of December 31,
	2015	2016
	(RMB in thousands)
Short-term:
Installment purchase loans	1,362,227	1,591,486
Personal installment loans	1,578,912	5,045,347
Deferred origination fees	(434)	(15,839)

Total short-term financing receivables	2,940,705	6,620,994
Allowance for credit losses	(42,914)	(150,096)

Total short-term financing receivables, net	2,897,791	6,470,898

Long-term:
Installment purchase loans	267,540	269,644
Personal installment loans	58,170	824,985
Deferred origination fees	—	(3,751)

Total long-term financing receivables	325,710	1,090,878
Allowance for credit losses	(4,753)	(24,730)

Total long-term financing receivables, net	320,957	1,066,148

        These balances represent short-term and long-term financing receivables generated from online direct sales and personal installment loans transacted on the Platform with an original term generally up to three years and do not have collateral. The weighted average interest rates of these financing receivables were 23.0% and 26.3% as of December 31, 2015 and 2016, respectively.

        As of December 31, 2015, installment purchase loans and personal installment loans that were collectively evaluated for impairment were RMB1,629.8 million and RMB1,636.6 million, respectively. As of December 31, 2015, installment purchase loans and personal installment loans that were individually evaluated for impairment were RMB16.6 million and RMB6.2 million, respectively.

        As of December 31, 2016, installment purchase loans and personal installment loans that were collectively evaluated for impairment were RMB1,861.1 million and RMB5,850.7 million, respectively. As of December 31, 2016, installment purchase loans and personal installment loans that were individually evaluated for impairment were RMB30.1 million and RMB84.6million, respectively.

        As of December 31, 2015 and 2016, installment purchase loans and personal installment loans that were individually evaluated for impairment were fully charged off, respectively, given the Group determined it was probable that the Group will be unable to collect additional principal amount on those loans.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. FINANCING RECEIVABLES, NET (Continued)

        The following table summarizes the balances of financing receivables by due date as of December 31, 2015 and 2016:

	As of December 31,
	2015	2016
	(RMB in thousands)
Due in months
0 - 12	2,940,705	6,620,994
13 - 24	323,057	864,469
25 - 36	2,653	206,609
Thereafter	—	19,800

Total financing receivables	3,266,415	7,711,872

        The activities in the provision for credit losses for the years ended December 31, 2015 and 2016 consisted of the following:

	As of December 31,
	2015	2016
	(RMB in thousands)
Beginning balance	(333)	(47,667)
Provisions	(68,287)	(236,611)
Charge-offs	22,762	114,698
Recoveries from prior charge-offs	(1,809)	(5,246)

Ending balance	(47,667)	(174,826)

        As of December 31, 2015, allowance for credit losses that was collectively and individually evaluated for impairment was RMB47.7 million and RMB22.8 million, respectively.

        As of December 31, 2016, allowance for credit losses that was collectively and individually evaluated for impairment was RMB174.8 million and RMB114.7 million, respectively.

        As of December 31, 2015 and 2016, allowance for credit losses that was individually evaluated for impairment was fully charged off, respectively.

        Aging analysis of past due financing receivables as of December 31, 2015 and 2016 are as follows:

RMB in thousands	1 - 29 Days Past Due	30 - 59 Days Past Due	60 - 89 Days Past Due	90 - 179 Days Past Due	180 Days or Greater Past Due	Total Past Due	Current	Total
Installment purchase loans	19,743	5,136	2,849	6,855	—	34,583	1,595,184	1,629,767
Personal installment loans	37,498	8,161	5,025	9,777	—	60,461	1,576,187	1,636,648

December 31, 2015	57,241	13,297	7,874	16,632	—	95,044	3,171,371	3,266,415
Installment purchase loans	15,539	7,324	6,675	16,927	—	46,465	1,814,665	1,861,130
Personal installment loans	92,050	39,962	31,769	61,589	—	225,370	5,625,372	5,850,742

December 31, 2016	107,589	47,286	38,444	78,516	—	271,835	7,440,037	7,711,872

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. FINANCING RECEIVABLES, NET (Continued)

        The Group evaluates the creditworthiness and collectability of its financing receivable portfolio on a pooled basis, due to its composition of small, homogeneous financing receivables with similar general credit risk characteristics. Financing receivables amounting to RMB16.6 million and RMB78.5 million as of December 31, 2015 and 2016, respectively, were in non-accrual status. Interest and financial services income for non-accrual financing receivables is recognized on a cash basis. Cash receipt of non-accrual financing receivables would be first applied to any unpaid principal, late payment fees, if any, before recognizing interest and financial services income. For the years ended December 31, 2015 and 2016, interest and financial services income earned from non-accrual financing receivables were RMB19.2 million and RMB37.1 million, respectively.

        As of December 31, 2015 and 2016, financing receivables amounting to RMB5.8 million and RMB84.5 million have been pledged as collaterals pursuant to investment agreements with certain Institutional Funding Partners (Note 9) and credit facility arrangements with lending financial institutions (Note 10).

        As of December 31, 2015 and 2016, financing receivables amounting to nil and RMB200.0 million have been securitized pursuant to the Group's ABS Plan (Note 9).

        For the years ended December 31, 2015 and 2016, deferred origination fees associated with the financing receivables amounting to RMB10.9 million and RMB67.4 million have been recognized as adjustments to interest and financial services income over the terms of the personal installment loans.

Credit Quality Indicators

        The Group developed its credit assessment model based on the historical delinquency performance of the customers as well as information submitted in the customers' credit applications. The credit assessment model is designed to predict the likelihood that a customer will be delinquent in the future. The Group assigns one of the seven credit risk levels to each customer, with risk level A representing the lowest risk, risk level F representing the highest risk and risk level N representing customers who are approved for trial purposes only and will be separately tracked accordingly. The key factors the Group considers in determining the credit risk level of each customer include geographic location, education background, level of income, etc. The Group updates the information for each of the risk levels on a regularly basis.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. FINANCING RECEIVABLES, NET (Continued)

        The following tables present the net recorded investment of financing receivables, by credit quality indicator, as of December 31, 2015 and 2016.

As of December 31, 2015 (RMB in thousands)	Installment Purchase Loans	Personal Installment Loans
Risk level:
A	543,620	624,704
B	323,050	313,868
C	536,275	455,109
D	102,147	125,837
E	27,021	28,977
F	5,096	9,079
N	92,558	79,074

Total	1,629,767	1,636,648

As of December 31, 2016 (RMB in thousands)	Installment Purchase Loans	Personal Installment Loans
Risk level:
A	664,167	1,911,617
B	327,646	968,367
C	562,366	1,892,710
D	190,284	702,038
E	48,285	157,879
F	15,844	52,129
N	52,538	166,002

Total	1,861,130	5,850,742

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2015	2016
	(RMB in thousands)
Receivables from third-party online payment service providers(i)	140,124	103,244
Deposits to Institutional Funding Partners	14,383	45,447
Prepayment to inventory suppliers	35,258	31,966
Prepaid input value-added tax	29,620	17,588
Rental and other operation deposits	2,692	10,070
Others	12,609	11,666

Total prepaid expenses and other current assets	234,686	219,981

(i)
The Group opened accounts with third-party online payment service providers mainly to facilitate collection and transfer of the funds, interest and service fees from/to the Customers and Individual Investors or Institutional

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS (Continued)

  Funding Partners. The balance of receivables from third-party online payment service providers represents amounts temporarily held in these accounts.

5. PROPERTY, EQUIPMENT AND SOFTWARE, NET

	As of December 31,
	2015	2016
	(RMB in thousands)
Computers and equipment	9,812	23,117
Furniture and fixtures	700	5,668
Leasehold improvement	2,169	15,990
Software	866	3,155

Total property, equipment and software	13,547	47,930
Accumulated depreciation and amortization	(1,597)	(6,183)

Total property, equipment and software, net	11,950	41,747

        Depreciation and amortization expenses on property, equipment and software for the years ended December 31, 2015 and 2016 were RMB1.4 million and RMB4.6 million, respectively.

6. LONG-TERM INVESTMENTS

	Cost Method	Equity Method	Total
	(RMB in thousands)
Balance at December 31, 2014	—	—	—
Additions	11,132	—	11,132
Foreign currency translation adjustments	446	—	446

Balance at December 31, 2015	11,578	—	11,578

Additions	14,837	4,600	19,437
Share of results of an equity investee	—	(1,640)	(1,640)
Impairment charges	(5,635)	—	(5,635)
Foreign currency translation adjustments	1,147	—	1,147

Balance at December 31, 2016	21,927	2,960	24,887

Cost method

        As of December 31, 2015 and 2016, carrying value of the Group's cost method investments was RMB11.6 million and RMB21.9 million, respectively. Investments were accounted for under the cost method if the Group had no significant influence over the investee or if the underlying shares the Group invested in were not considered in-substance common stock and had no readily determinable fair value. During the year ended December 31, 2016, the Group invested RMB14.8 million in multiple private companies accounted for under cost method, which may have operational synergy with the Group's core business.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. LONG-TERM INVESTMENTS (Continued)

Equity method

        As of December 31, 2016, the Group's investments accounted for under the equity method totalled RMB3.0 million. The Group applies the equity method of accounting to account for its equity investments over which it has significant influence but does not own a majority equity interest or otherwise control.

Investment impairment

        The Group performs impairment assessment over its investments under the cost method and equity method whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. For the years ended December 31, 2015 and 2016, the Group recorded nil and RMB5.6 million of impairment charges to the carrying value of its investments under the cost method, respectively. No impairment charges were recorded to the carrying value of the Group's investments under the equity method for the year ended December 31, 2016.

7. LOAN SERVICING RIGHTS

        For the off-balance sheet loans funded by certain third-party commercial banks, where the Group was determined not to be the legal lender or borrower in the loan origination and repayment process, the Group effectively services the loans and provides financial guarantee to the banks that include credit risk and prepayment risk.

Loan servicing rights

        Servicing is comprised of account maintenance, collection, and payment processing from Customers and distributions to the banks. Servicing fees compensate the Group for the costs it incurs in servicing the related loans. The amount of servicing revenue earned is predominantly affected by the various servicing rates paid by the Customers, the outstanding principal balance of the loans serviced, and the amount of principal and interest collected from Customers and remitted to the banks.

        Servicing rights are recorded as either an asset or liability when the benefits of servicing are expected to be more or less than adequate compensation. The Group records servicing assets and liabilities at their estimated fair values, when the off-balance sheet loans are originated, in "Prepaid expenses and other current assets" and "Accrued expenses and other current liabilities," respectively, on the Consolidated Balance Sheets. Change in fair value of the servicing assets and liabilities is reported in "Loan facilitation and servicing fees" in the Consolidated Statements of Operations in the period in which the change occurs.

        The Group utilizes industry standard valuation techniques, such as discounted cash flow models, to arrive at an estimate of fair value with the assistance of an independent valuation firm. Significant assumptions used in valuing the servicing rights are estimates of adequate compensation rates, discount rates, cumulative default rates and cumulative prepayment rates. Changes in certain assumptions may have a significant impact on the fair value of the servicing rights. The selection of cumulative default rates and cumulative prepayment rates are based on data derived from historical trends.

        As of December 31, 2015 and 2016, the servicing assets and liabilities recorded were insignificant. The change in fair value of the servicing assets and liabilities was insignificant for the years ended December 31, 2015 and 2016, respectively.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. FAIR VALUE MEASUREMENT

  Recurring

        The following table presents the fair value hierarchy for the Group's assets and liabilities that are measured and recorded at fair value on a recurring basis as of December 31, 2016:

December 31, 2016	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
	(RMB in thousands)
Assets
Restricted time deposits-current portion	—	8,000	—	8,000
Restricted time deposits-noncurrent portion	—	1,000	—	1,000

Total assets	—	9,000	—	9,000

Liabilities
Guarantee liabilities	—	—	31,191	31,191

Total liabilities	—	—	31,191	31,191

        The Group did not have any significant financial instruments measured at fair value on a recurring basis as of December 31, 2015.

        The fair value of the Group's restricted time deposits is determined based on the prevailing interest rates for similar products in the market (Level 2). For the off-balance sheet loans funded by certain third-party commercial banks, as the Group's financial guarantee provided to the banks do not trade in an active market with readily observable quoted prices, the Group uses significant unobservable inputs to measure the fair value of these guarantee liabilities (Level 3).

        Transfers into or out of fair value hierarchy classifications are made if the significant inputs used in the financial models measuring the fair value of the assets and liabilities became unobservable or observable in the current marketplace. These transfers are considered to be effective as of the beginning of the period in which they occur. The Group did not transfer any assets or liabilities in or out of Level 2 and Level 3 during the year ended December 31, 2016.

  Significant Unobservable Inputs

        The Group uses a discounted cash flow model to estimate fair value of the guarantee liabilities. The following table presents quantitative information about the significant unobservable inputs used for the Group's Level 3 fair value measurement as of December 31, 2016:

		December 31, 2016 Range of Inputs
Financial Instrument	Unobservable Input	Minimum	Maximum	Weighted- Average
Guarantee liabilities	Discount rates	10.6%	21.9%	20.9%
	Cumulative default rates(i)	2.4%	2.4%	2.4%
	Cumulative prepayment rates(i)	14.7%	15.4%	14.8%
	Margins on cost	70.0%	70.0%	70.0%

(i)
Expressed as a percentage of the original principal balance of the loans.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. FAIR VALUE MEASUREMENT (Continued)

        The following table summarizes the activities related to fair value of the guarantee liabilities:

	For the Year Ended December 31,
	2015	2016
	(RMB in thousands)
Fair value at beginning of the year (Level 3)	—	—
Issuances	—	38,516
Cash payment	—	(13,267)
Change in fair value(i)	—	5,942

Fair value at end of the year (Level 3)	—	31,191

(i)
Recognized as change in fair value of financial guarantee derivatives in the Consolidated Statements of Operations.

  Significant Recurring Level 3 Fair Value Liability Input Sensitivity

        Changes in certain of the unobservable inputs noted above may have a significant impact on the fair value of the guarantee liabilities. The following table summarizes the effect adverse changes in estimate would have on the fair value of the guarantee liabilities as of December 31, 2016 given a hypothetical changes in the cumulative default rates:

As of December 31, 2016
(RMB in thousands, except percentage)
Weighted-average cumulative default rates(i)	2.4%
Change in fair value from:
Increase by 10%	3,685
Decrease by 10%	(3,685)

(i)
Expressed as a percentage of the original principal balance of the loans.

Other financial instruments

        The followings are other financial instruments not measured at fair value in the Consolidated Balance Sheets, but for which the fair value is estimated for disclosure purposes.

        Cash and cash equivalents, restricted cash, and amounts due from related parties are financial assets with carrying amounts that approximate fair value due to their short-term nature. Accounts payable and amounts due to related parties are financial liabilities with carrying amounts that approximate fair value because of their short-term nature.

  Non-recurring

        The Group measures certain financial assets, including the investments under the cost method and the equity method at fair value on a non-recurring basis only if an impairment charge were to be

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. FAIR VALUE MEASUREMENT (Continued)

recognized. The Group's non-financial assets, such as property, equipment and software, would be measured at fair value only if they were determined to be impaired.

9. FUNDING DEBTS

        The following table summarizes the Group's outstanding Funding Debts as of December 31, 2015 and 2016, respectively:

	As of December 31,
	2015	2016
	(RMB in thousands)
Short-term:
Liabilities to Individual Investors—Juzi Licai	2,278,692	5,537,031
Liabilities to Institutional Funding Partners	880,462	1,275,643
Asset-backed securitized debts	—	155,814

Total short-term Funding Debts	3,159,154	6,968,488

Long-term:
Liabilities to Institutional Funding Partners	31,080	21,014

Total long-term Funding Debts	31,080	21,014

        For the years ended December 31, 2015 and 2016, the following significant activities took place related to the Group's funding sources:

  Liabilities to Individual Investors—Juzi Licai

        The Group finances its financing receivables using the proceeds from Individual Investors on Juzi Licai by offering various investment programs. As of December 31, 2015 and 2016, the terms of those programs are all within 12 months with weighted average interest rates of 9.8% and 8.3%, respectively. As of December 31, 2015 and 2016, Individual Investors on Juzi Licai funded an aggregate amount of RMB2,237.0 million and RMB5,331.1 million in outstanding financing receivables originated by the Group, respectively.

  Liabilities to Institutional Funding Partners

        The Group also finances the financing receivables using the proceeds from Institutional Funding Partners, including partnering peer-to-peer lending platforms and other financial institutions. As part of the arrangement with each of them, the Group and Institutional Funding Partners typically agree on an aggregated amount of funds to be provided, maximum credit limit given to an individual customer, maximum borrowing term and an annualized interest rate.

        Those liabilities mature from September 2017 to November 2018 bearing weighted average interest rates of 10.7% and 8.3% as of December 31, 2015 and 2016, respectively. As of December 31, 2015 and 2016, Institutional Funding Partners funded an aggregate amount of RMB718.3 million and RMB1,302.7 million in outstanding financing receivables originated by the Group, respectively. As of December 31, 2015 and 2016, financing receivables amounting to RMB5.8 million and

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. FUNDING DEBTS (Continued)

RMB16.4 million have been pledged as collaterals pursuant to certain credit facility arrangements with lending financial institutions.

  Asset-backed securitized debts

        In December 2015, the Group, through its VIE, Shenzhen Fenqile, created an asset-backed securitization plan ("ABS Plan") which was issued and listed on the Shanghai Stock Exchange in January 2016. Of the total commitment, an Institutional Funding Partner purchased RMB183.0 million senior tranche securities bearing interest at 5.05%, representing 91.5% of total securities issued by the ABS Plan. The Group purchased all subordinated tranche securities amounting to RMB17.0 million, representing 8.5% of the total securities issued. Interest only payments began in January 2016 and are payable quarterly through January 2017. Beginning January 2017, monthly payments will consist of both principal and interest with a final maturity of January 2018.

        Shenzhen Fenqile has power to direct the activities that most significantly impact economic performance of the ABS Plan by providing the loan servicing and default loan collection services. Accordingly, Shenzhen Fenqile is considered the primary beneficiary of the ABS plan and has consolidated the ABS plan's assets, liabilities, results of operations, and cash flows in the Group's consolidated financial statements.

        As of December 31, 2016, RMB199.8 million short-term financing receivables and RMB0.2 million long term financing receivables were pledged as collateral under the ABS Plan and can only be used to settle the ABS Plan's obligations. The assets of the ABS Plan are not available to creditors of the Company. In addition, the investors of the ABS Plan have no recourse against the assets of the Company.

  Maturities of Funding Debts

        The following table summarizes the remaining contractual maturity dates of the Group's Funding Debts and associated interest payments.

	1 - 12 months	13 - 24 months	25 - 36 months	37 - 48 months	49 - 60 months	Total
	(RMB in thousands)
Liabilities to Individual Investors—Juzi Licai	5,537,031	—	—	—	—	5,537,031
Liabilities to Institutional Funding Partners	1,275,643	21,014	—	—	—	1,296,657
Asset-backed securitized debts	155,814	—	—	—	—	155,814

Total Funding Debts	6,968,488	21,014	—	—	—	6,989,502

Interest payments(i)	362,406	636	—	—	—	363,042

Total interest payments	362,406	636	—	—	—	363,042

(i)
Interest payments with variable interest rates are calculated using the interest rate as of December 31, 2016.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. SHORT-TERM AND LONG-TERM BORROWINGS

        In May 2016, the Group entered into a loan agreement with an aggregate amount of RMB20.0 million with one commercial bank in China. The loan will mature on May 18, 2018, and bear interest at a fixed rate of 7.3% per annum. The principal and interest is payable on a monthly basis. As of December 31, 2016, the outstanding balance of the loan was RMB11.8 million, which was secured by RMB1.0 million time deposit and RMB10.6 million financing receivables of the Group pledged as collateral. Out of the RMB11.8 million, RMB10.0 million will be due within one year.

        In September 2016, the Group entered into a loan agreement with an aggregate amount of RMB30.0 million with one financial institution in China. The loan will mature on September 18, 2017, and bear interest at a fixed rate of 5.3% per annum. The interest is payable on a quarterly basis and the principal will be due upon maturity. As of December 31, 2016, the outstanding balance of the loan was RMB30.0 million, which was secured by RMB3.0 million time deposit and RMB24.5 million financing receivables of the Group pledged as collateral.

        In December 2016, the Group entered into a one-year credit agreement with one commercial bank in China, which provided for a RMB100.0 million credit facility that will expire on December 22, 2017, bearing interest at a fixed rate of 6.5% per annum. The Group may use amounts borrowed under the facility for general operation. As of December 31, 2016, the Group had an outstanding borrowing balance of RMB30.0 million under the facility, which was secured by RMB5.0 million time deposit and RMB33.0 million financing receivables of the Group pledged as collateral.

        The Group was in compliance with the covenants of the above credit facilities during the year ended December 31, 2016.

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2015	2016
	(RMB in thousands)
Funds payable to Institutional Funding Partners(i)	1,524	253,297
Accrued payroll and welfare	49,731	116,674
Tax payable	35,845	78,734
Deferred interest and financial service income	13,683	34,600
Guarantee liabilities at fair value	—	31,191
Payable to third-party sellers	2,934	27,777
Security deposits from third-party sellers	505	15,287
Accrued professional fees	8,875	13,572
Marketing and promotion related expenses	8,393	7,469
Other accrued expenses	9,746	23,658

Total accrued expenses and other current liabilities	131,236	602,259

(i)
The payable balance mainly includes funds received from Customers but not yet transferred to accounts of Institutional Funding Partners due to the settlement time lag.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. RELATED PARTY BALANCES AND TRANSACTIONS

        The table below sets forth major related parties of the Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
JD.com, Inc. and its subsidiaries ("JD Group")*	JD Group is a shareholder of the Group
Mr. Jay Wenjie Xiao	Chief Executive Officer and Director of the Group
Individual Director or Officer	Directors or Officers of the Group

*
JD Group became a related party of the Group in March 2015, after which transactions with JD Group are accounted for as related party transactions.
(a)
The Group entered into the following significant related party transactions:

	For the Year Ended December 31,
	2015	2016
	(RMB in thousands)
Purchase of goods and services from JD Group	747,126	668,029
(b)
The Group had the following significant related party balances:

(i)
Amounts due from related parties

	As of December 31,
	2015	2016
	(RMB in thousands)
Due from Mr. Jay Wenjie Xiao*	19,135	11,038
Others	10	704

Total	19,145	11,742

*
Above balances represented amount prepaid to Mr. Jay Wenjie Xiao for potential investing activities to be conducted on behalf of the Group. For the year ended December 31, 2016, Mr. Jay Wenjie Xiao paid RMB6.5 million to acquire shares of one of the Group's investees.
(ii)
Amounts due to related parties

	As of December 31,
	2015	2016
	(RMB in thousands)
Due to JD Group	177,018	92,597
Due to individual Director or Officer and his/her immediate family members under Juzi Licai investment programs as Individual Investors	26,798	45,175
Others	—	10

Total	203,816	137,782

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

        The Group believes that the terms of the transactions with the related parties are comparable to the terms of arm's-length transactions with third-party vendors and Individual Investors.

13. TAXATION

a)    Value-added tax ("VAT")

        During the periods presented, the Group is subject to 17% VAT for online direct sales revenues from sales of electronic products, home appliance products and general merchandise products, and 6% for financial services income earned from rendering services to its Customers in the PRC.

        The Group is also subject to surcharges on VAT payments according to PRC tax law.

b)    Income tax

  Cayman Islands

        The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

  Hong Kong

        Under the current Hong Kong Inland Revenue Ordinance, Installment HK is subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. For operations in Hong Kong, the Company has incurred net accumulated operating losses for income tax purposes. The Group believes that it is more-likely-than-not that these net accumulated operating losses will not be utilized in the future. Therefore, the Group has provided full valuation allowance for the deferred tax assets arising from the losses in Hong Kong as of December 31, 2015 and 2016.

  China

        The Company's subsidiary, consolidated VIEs and subsidiaries of the VIEs established in the PRC are subject to statutory income tax at a rate of 25%.

        Under the Enterprise Income Tax ("EIT") Law enacted by the National People's Congress of PRC on March 16, 2007 and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by FIEs in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the "beneficial owner" and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with PRC.

        The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered resident enterprises for the PRC income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. TAXATION (Continued)

non-resident legal entities will be considered as PRC resident enterprises if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the Group's entities organized outside of the PRC should be treated as resident enterprises for the PRC income tax purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiary registered outside the PRC should be deemed resident enterprises, the Company and its subsidiary registered outside the PRC will be subject to the PRC income tax, at a rate of 25%. The components of the Group's loss before income tax expense for the years ended December 31, 2015 and 2016 are as follows:

	As of December 31,
	2015	2016
	(RMB in thousands, except percentage)
Loss before income tax expense	(399,128)	(59,681)
Loss from non-China operations	(664)	(12,943)
Loss from China operations	(398,464)	(46,738)
Income tax (benefit)/expense applicable to China operations	(88,934)	58,258
Effective tax rate for China operations	22.3%	–124.6%

  Composition of income tax (benefit)/expense for China operations

        The following table sets forth current and deferred portion of income tax (benefit)/expense of the Company's China subsidiary, VIEs, and subsidiaries of the VIEs:

	For the Year Ended December 31,
	2015	2016
	(RMB in thousands)
Current income tax expense	525	11,204
Deferred income tax (benefit)/expense	(89,459)	47,054

Income tax (benefit)/expense	(88,934)	58,258

        The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate for the Group's China operations:

	For the Year Ended December 31,
	2015	2016
Statutory EIT rate	25.0%	25.0%
Tax effect of non-deductible expense	–0.7%	–24.2%
Changes in valuation allowance	–2.0%	–125.4%

Effective tax rate for China operations	22.3%	–124.6%

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. TAXATION (Continued)

  Deferred tax assets

        Deferred income tax expense reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets are as follows:

	As of December 31,
	2015	2016
	(RMB in thousands)
Deferred tax assets
—Provision for credit losses	17,066	70,237
—Net operating loss carryforwards	81,499	22,623
—Accrued expenses and others	8,758	26,071
Less: valuation allowance	(17,864)	(76,526)

Net deferred tax assets	89,459	42,405

  Movement of valuation allowance

	As of December 31,
	2015	2016
	(RMB in thousands)
Balance at beginning of the year	(10,048)	(17,864)
Additions	(17,550)	(58,662)
Reversals	9,734	—

Balance at end of the year	(17,864)	(76,526)

        Valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. The statutory rate of 25% was applied when calculating deferred tax assets.

        As of December 31, 2015 and 2016, the Group provided full valuation allowance of RMB17.1 million and RMB70.2 million, respectively, for the deferred tax assets related to provision for credit losses. Given that the Group has been unsuccessful in getting approval from the relevant tax authorities for the deduction of the tax allowance on provision for credit losses, the Group believes it is more-likely-than-not that these deferred tax assets will not be utilized in the future.

        As of December 31, 2015 and 2016, the Group had net operating loss carryforwards of approximately RMB326.0 million and RMB90.5 million, respectively, which arose from the subsidiary, VIEs and the VIEs' subsidiaries established in the PRC. As of December 31, 2015 and 2016, of the net operating loss carryforwards, RMB0.1 million and RMB6.1 million was provided for full valuation allowance respectively, while the remaining RMB325.9 million and RMB84.4 million is expected to be

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. TAXATION (Continued)

utilized prior to expiration considering future taxable income for respective entities. As of December 31, 2016, the net operating loss carryforwards will expire during the period from 2017 to 2021, if unused.

        The Company intends to indefinitely reinvest all the undistributed earnings of the Company's VIEs and subsidiaries of the VIEs in China, and does not plan to have any of its PRC subsidiaries to distribute any dividend; therefore no withholding tax is expected to be incurred in the foreseeable future. Accordingly, no income tax is accrued on the undistributed earnings of the Company's VIEs and subsidiaries of the VIEs as of December 31, 2015 and 2016. As of December 31, 2015 and 2016, the Group's PRC subsidiary was still in accumulated deficit position.

  Uncertain Tax Position

        The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2015 and 2016. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expense and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2016.

14. CONVERTIBLE LOANS

        In May 2016, the Group issued convertible loans in the aggregated principal amount of RMB654,680,000 (US$100,000,000) to four investors of the Group with compounding interest at 12% per annum, maturing two years after the issuance date. Pursuant to the convertible loans agreements, the holders of the convertible loans may (i) convert the outstanding principal of the convertible loans into a fixed percentage of the equity interest in Shenzhen Fenqile, one subsidiary of the Group's VIE, or (ii) convert the outstanding principal of the convertible loans into a fixed number of shares of Series C Convertible Redeemable Preferred Shares ("Series C Preferred Shares") of the Company at a conversion price of US$2.5105 per share. Accrued interests shall be waived if the investors elect to exercise any of the conversion options. Convertible loans in the principal amount of RMB98,202,000 (US$15,000,000) were issued by the Company (the "Convertible Loans A") and convertible loans in the principal amount of RMB556,478,000 (US$85,000,000) were issued by Shenzhen Fenqile (the "Convertible Loans B"). The issuance costs for the convertible loans were RMB11.3 million.

        In conjunction with the issuance of the convertible loans, the Group entered into a Series C Preferred Shares purchase agreements with two Convertible Loans B investors and issued 1 share of Series C Preferred Shares to each of them for no consideration. The issuance of Series C Preferred Shares was to allow Convertible Loans B investors to exercise voting rights in the Company on an as-converted basis. No other rights of Series C Preferred Shares could be enjoyed by Convertible Loans B investors prior to the conversion of the Convertible Loans B.

        Although the legal forms of the Convertible Loans B and the 2 shares of Series C Preferred Shares of the Company are two separate instruments held by Convertible Loans B investors, the Group considered these two instruments are in substance one combined instrument issued to Convertible Loans B investors, that is, convertible loans, which were initially measured at par under ASC 470 and subsequently stated at amortized cost with any difference between the initial carrying value and the principal amount as interest expenses using the effective interest method over the period from the issuance date to the maturity date. The 2 shares of Series C Preferred Shares were recorded at par and classified as mezzanine equity.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. CONVERTIBLE LOANS (Continued)

        The investors for Convertible Loans B are entitled to down round protection if the Group issues additional equity interest in the future at a lower valuation. The protection will be provided through conversion price adjustments ("Conversion Price Adjustments") before the Convertible Loans B are converted or by issuing additional shares for free after the conversion of the loans into the equity interest of the VIE ("After Conversion Adjustments").

        In the event of a lower valuation prior to the conversion of Convertible Loans B, the down round protection is provided in the form of Conversion Price Adjustment, which effectively resets the strike or conversion rate to the lower valuation. The Group considers the Conversion Price Adjustments are part of the conversion features that do not require bifurcation. The After Conversion Adjustments are considered as an embedded feature that requires bifurcation pursuant to criteria set forth under ASC 815. The Group determined the fair value of the After Conversion Adjustments was immaterial with the assistance from an independent valuation firm.

        No Series C Preferred Shares of the Company were issued to Convertible Loans A investors, and the investors of Convertible Loans A are not entitled to the down round protection as discussed above.

15. CONVERTIBLE REDEEMABLE PREFERRED SHARES

        In conjunction with the Group's 2014 Reorganization discussed in Note 1, in July 2014, the Group issued 38,602,941 Series A-1 Convertible Redeemable Preferred Shares ("Series A-1 Preferred Shares") for an aggregate purchase price of RMB5,250,000 (US$857,157) and 35,014,006 Series A-2 Convertible Redeemable Preferred Shares ("Series A-2 Preferred Shares") for an aggregate purchase price of RMB29,552,640 (US$4,800,000) (collectively, "Series A Preferred Shares").

        Out of the total Series A-1 Preferred Shares, i) 11,374,158 Series A-1 Preferred Shares were issued for cash consideration of RMB1,500,000 (US$244,902); and ii) 27,228,783 Series A-1 Preferred Shares were converted from one shareholder loan with the principal amount of RMB3,750,000 (US$612,255).

        Out of the total Series A-2 Preferred Shares, i) 14,589,169 Series A-2 Preferred Shares were converted from three shareholder loans with the principal amount of RMB12,313,600 (US$2,000,000); and ii) 20,424,837 Series A-2 Preferred Shares were issued for cash consideration of RMB17,239,040 (US$2,800,000). Subsequently, 4,376,751 Class A Ordinary Shares of the Company were redesignated into the same number of Series A-2 Preferred Shares.

        At the same time, the Company issued 7,350,000 Class B Ordinary Shares (the "OS-B") for cash consideration of RMB1,000,000 (US$163,428).

        In November 2014, the Group issued 4,119,294 Series B-1 Convertible Redeemable Preferred Shares ("Series B-1 Preferred Shares"), which were converted from two shareholder loans with the principal amount of RMB24,550,800 (US$4,000,000), and 40,266,106 Series B-2 Convertible Redeemable Preferred Shares ("Series B-2 Preferred Shares") for cash consideration of RMB282,334,200 (US$46,000,000) (collectively, "Series B Preferred Shares").

        In March 2015, the Group also issued another 28,886,555 Series B-2 Preferred Shares for an aggregate purchase price of RMB203,240,400 (US$33,000,000). In May 2016, the Group issued 2 Series C Preferred Shares together with the issuance of Convertible Loans B to two investors of the Group for an aggregate purchase price of RMB556,478,000 (US$85,000,000). The Group also

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

issued Convertible Loans A with an aggregate amount of RMB98,202,000 (US$15,000,000) to another two investors of the Group as discussed in Note 14.

        The Series A-1, OS-B, A-2, B-1, B-2, C Preferred Shares are collectively referred to as the "Preferred Shares". All series of Preferred Shares have the same par value of US$0.0001 per share.

        The Group determined that the Series A-1, OS-B, A-2, B-1, B-2 and C Preferred Shares should be classified as mezzanine equity upon their respective issuance since the Preferred Shares are contingently redeemable at any time on or after March 31, 2021 (May 25, 2020 for Series C Preferred Shares) from the issuance date in the event that a qualified initial public offering ("QIPO") has not occurred and the Preferred Shares have not been converted. The QIPO is defined as a public offering of ordinary shares of the Company (or securities representing such ordinary shares) registered under the Securities Act and with gross proceeds to the Company of at least US$180 million and an implied pre-money valuation of US$3,000 million or more, or in a similar public offering of ordinary shares in a jurisdiction and on an internationally recognized securities exchange or inter-dealer quotation system outside of the United States.

        The major rights, preferences and privileges of the Preferred Shares are as follows:

Conversion rights

        Each of the Preferred Shares is convertible, at the option of the holder, into the Company's ordinary shares at an initial conversion ratio of 1:1 at any time after the date of issuance of such Preferred Shares, subject to adjustments in the event of (i) share splits, share dividends, combinations, recapitalization and similar events, or (ii) issuance of ordinary shares (excluding certain events such as issuance of ordinary shares pursuant to a public offering) at a price per share less than the conversion price in effect on the date of or immediately prior to such issuance.

        The Preferred Shares shall be automatically converted into ordinary shares immediately prior to the consummation of a QIPO.

Dividend rights

        The holders of Preferred Shares are entitled to receive dividends prior and in preference to any declaration or payment of any dividend on Class A Ordinary Shares carried at the rate of 8% of original issuance price per annum.

        After payment of such preferential dividends on Preferred Shares during any year, any further dividends or distribution distributed during such year shall be declared and paid ratably on the outstanding Preferred Shares (on an as-converted basis) and the ordinary shares.

        No dividends on Preferred Shares and ordinary shares have been declared since the inception through December 31, 2016.

Liquidation preferences

        In the event of any liquidation, dissolution or winding up of the Group, either voluntarily or involuntarily, the holders of Preferred Shares have preference over holders of ordinary shares with respect to payment of dividends and distribution of assets. Upon liquidation, Series C Preferred Shares shall rank senior to Series B Preferred Shares, Series B Preferred Shares shall rank senior to Series A-2

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

Preferred Shares, Series A-2 Preferred Shares shall rank senior to Series A-1 Preferred Shares and Class B Ordinary Shares, and Series A-1 Preferred Shares and Class B Ordinary Shares shall rank senior to ordinary shares.

        The holders of Series C Preferred Shares shall be entitled to choose from receiving an amount equal to (i) 100% of the original issue price (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) with respect to each Series C Preferred Shares on an as-converted basis, plus (ii) all dividends declared and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per Series C Preferred Share, then held by such holder, plus (iii) simple annual interest calculated at 8% per annum on the original issue price with respect to each Series C Preferred Shares, annually calculated from the original issue date and up to and including the date of the liquidation event; or the repayment of the principal and accrued interest at 12% per annum of the Convertible Loans B(Note 14).

        The holders of Series B Preferred Shares, Series A Preferred Shares and Class B Ordinary Shares shall be entitled to receive an amount equal to (i) 100% of the original issue price (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) with respect to each Series B Preferred Share on an as-converted basis, plus (ii) all dividends declared and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per share, then held by such holder.

        After distribution or payment in full of the amount distributable or payable on the Series C Preferred Shares, Series B Preferred Shares, Series A Preferred Shares and Class B Ordinary Shares, the remaining assets of the Company available for distribution to members shall be distributed ratably among the holders of outstanding ordinary shares and the holders of outstanding Preferred Shares in proportion to the number of outstanding ordinary shares held by them (on an as-converted basis).

Voting rights

        The holder of each ordinary share issued and outstanding has one vote for each ordinary share held and the holder of each Preferred Shares (except Series C Preferred Shares) has the number of votes as equals to the number of ordinary shares then issuable upon their conversion into ordinary shares. The holders of the Preferred Shares shall vote together with the holders of ordinary shares on all matters submitted to a vote of the shareholders of the Company and not as a separate class.

Redemption rights

        At any time on or after March 13, 2021, for Series A Preferred Shares, Class B Ordinary Shares and Series B Preferred Shares, if requested by a majority holders of the respective series of Preferred Shares then outstanding, the Group shall redeem all of the respective outstanding Preferred Shares in that series. The redemption prices shall be the sum of (i) the original issue price; (ii) all dividends declared and unpaid; and (iii) annual interest calculated at 10% per annum on the original issue price, compounded annually.

        At any time on or after May 25, 2020, for Series C Preferred Shares, if requested by a majority holders of the shares then outstanding, the Group shall redeem all of the respective outstanding Series C Preferred Shares. The redemption prices shall be the sum of (i) the original issue price; (ii) all

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

dividends declared and unpaid; and (iii) an interest calculated at 12% per annum on the original PS-C issue price, compounded annually. The holder of Series C Preferred Shares shall not receive any redemption price prior to the conversion of the Convertible Loans B into Series C Preferred Shares.

        The Group accretes changes in the redemption value over the period from the date of issuance of the Preferred Shares to their respective earliest redemption date using effective interest method. Changes in the redemption value are considered to be changes in accounting estimates. The accretion will be recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges should be recorded by increasing the accumulated deficit.

Accounting of Preferred Shares except Series C Preferred Shares

        Except for Series C Preferred Shares which are discussed in Note 14, the Group records accretion on the Preferred Shares, where applicable, to the redemption value from the issuance dates to the earliest redemption dates. The accretion of Preferred Shares was RMB51.5 million and RMB62.3 million for the years ended December 31, 2015 and 2016, respectively. The Preferred Shares are recorded initially at fair value, net of issuance costs. The issuance costs for Series A and Series B Preferred Shares were RMB0.3 million and RMB6.4 million, respectively.

        The Group determined that the embedded conversion features and the redemption features do not require bifurcation as they either are clearly and closely related to the Preferred Shares or do not meet the definition of a derivative.

        The Group has determined that there was no embedded beneficial conversion feature attributable to the Preferred Shares other than Series A Preferred Shares. The amount of the embedded beneficial conversion feature of Series A Preferred Shares recognized by the Group was RMB4.6 million (US$0.8 million) at the issuance date. In making this determination, the Group compared the initial effective conversion prices of the Preferred Shares and the fair values of the Group's ordinary shares determined by the Group at the issuance dates. Except for Series A Preferred Shares, the initial effective conversion prices were greater than the fair values of the ordinary shares to which the Preferred Shares are convertible into at the issuance dates. To the extent a conversion price adjustment occurs, as described above, the Group will reevaluate whether or not a beneficial conversion feature should be recognized.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

        The Group's Preferred Shares activities for the years ended December 31, 2015 and 2016 are summarized below:

	Series A-1 Preferred Shares		Class B Ordinary Shares		Series A-2 Preferred Shares		Series B-1 Preferred Shares		Series B-2 Preferred Shares		Series C Preferred Shares
	No. of shares	Amount in RMB	No. of shares	Amount in RMB	No. of shares	Amount in RMB	No. of shares	Amount in RMB	No. of shares	Amount in RMB	No. of shares	Amount in RMB
Balances at December 31, 2014	38,602,941	13,211,883	7,350,000	1,082,866	39,390,757	34,995,953	4,119,294	24,349,815	40,266,106	280,109,483	—	—
Issuance of Preferred Shares	—	—	—	—	—	—	—	—	28,886,555	203,240,400	—	—
Preferred Shares redemption value accretion	—	585,393	—	108,402	—	3,126,654	—	2,585,510	—	45,117,851	—	—

Balances at December 31, 2015	38,602,941	13,797,276	7,350,000	1,191,268	39,390,757	38,122,607	4,119,294	26,935,325	69,152,661	528,467,734	—	—

Issuance of Preferred Shares	—	—	—	—	—	—	—	—	—	—	2	*
Preferred Shares redemption value accretion	—	687,599	—	127,310	—	3,687,152	—	3,035,116	—	54,761,693	—	—
Repurchase of Preferred Shares	—	—	—	—	—	—	—	—	(5,377,415)	(45,243,745)	—	—

Balances at December 31, 2016	38,602,941	14,484,875	7,350,000	1,318,578	39,390,757	41,809,759	4,119,294	29,970,441	63,775,246	537,985,682	2	*

*
Less than 1.

        In May 2016, the Group repurchased 5,377,415 Series B-2 Preferred Shares from one of preferred shareholders with a total repurchase price of RMB87,922,800 (US$13,500,000). The difference of the repurchase price and the carrying amount of Series B-2 Preferred Shares, of RMB42,679,055, is accounted for as deemed dividend to the preferred shareholder.

16. ORDINARY SHARES

        In November 2013, the Company was formed as a limited liability company in the Cayman Islands with issuance of 125,000,000 ordinary shares at a par value of US$0.0001 each. In July 2014, the Company became the holding company of the Group pursuant to the 2014 Reorganization described in Note 1 and redesignated the issued ordinary shares into 113,273,249 Class A Ordinary Shares, 7,350,000 Class B Ordinary Shares and 4,376,751 Class C Ordinary Shares, respectively. The par value of each class ordinary shares was US$0.0001. Class B Ordinary Shares and Class C Ordinary Shares that were redesignated into Series A-2 Preferred Shares in September 2014 were accounted for as Preferred Shares as discussed in Note 15.

        As of December 31, 2015 and 2016, the Company had 110,647,199 Class A Ordinary Shares and 110,647,199 Class A Ordinary Shares issued and outstanding, respectively.

17. NET LOSS PER SHARE

        Basic net loss per share is the amount of net loss available to each share of ordinary shares outstanding during the reporting period. Diluted loss per share is the amount of net loss available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares. For the years ended December 31, 2015 and 2016, options to

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. NET LOSS PER SHARE (Continued)

purchase ordinary shares that were anti-dilutive and excluded from the calculation of diluted net loss per share were 13,674,424 shares and 22,635,281 shares on a weighted average basis, respectively. For the years ended December 31, 2015 and 2016, the Series A-1 Preferred Shares, Class B Ordinary Shares, Series A-2 Preferred Shares, Series B-1 Preferred Shares, Series B-2 Preferred Shares, Series C Preferred Shares and convertible loans convertible into ordinary shares that were also anti-dilutive and excluded from the calculation of diluted net loss per share of the Company were 176,751,805 shares and 178,923,801 shares on a weighted average basis, respectively.

        The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

	For the Year Ended December 31,
	2015	2016
	(RMB in thousands, except share and per share data)
Basic and diluted net loss per share calculation:
Numerator:
Net loss	(310,194)	(117,939)
Deemed dividend to a preferred shareholder	—	(42,679)
Accretion on Series A-1 Preferred Shares redemption value	(585)	(688)
Accretion on Class B Ordinary Shares redemption value	(108)	(127)
Accretion on Series A-2 Preferred Shares redemption value	(3,127)	(3,687)
Accretion on Series B-1 Preferred Shares redemption value	(2,586)	(3,035)
Accretion on Series B-2 Preferred Shares redemption value	(45,118)	(54,762)

Net loss attributable to ordinary shareholders	(361,718)	(222,917)
Denominator:
Weighted average ordinary shares outstanding—basic and diluted	110,647,199	110,647,199

Basic and diluted net loss per share attributable to ordinary shareholders	(3.27)	(2.01)

18. EMPLOYEE BENEFIT PLAN

        Full-time employees of the Group in the PRC are entitled to welfare benefits including pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees' salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions.

        Total contributions by the Group for such employee benefits were RMB19.8 million and RMB54.2 million for the years ended December 31, 2015 and 2016, respectively.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. STATUTORY RESERVES AND RESTRICTED NET ASSETS

        In accordance with the PRC laws and regulations, the Company's PRC subsidiary registered as WFOE is required to make appropriation to certain reserve funds, namely general reserve fund, enterprise expansion fund, and staff bonus and welfare fund, all of which are appropriated from the subsidiary's annual after-tax profits as reported under the PRC GAAP. The appropriation must be at least 10% of the annual after-tax profits to the general reserve fund until such reserve fund has reached 50% of the subsidiary's registered capital.

        Additionally, in accordance with the PRC Company Laws, a domestic company is required to provide statutory surplus fund at least 10% of its annual after-tax profits as reported under the PRC GAAP until such statutory surplus fund has reached 50% of its registered capital. A domestic company is also required to provide discretionary surplus fund, at the discretion of the board of directors, from its annual after-tax profits as reported under the PRC GAAP. The aforementioned reserve funds can only be used for specific purposes and are not distributable as cash dividends.

        As a result of the PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entity is restricted from transferring a portion of its net assets to the Company. Amounts restricted include paid-in capital, additional paid-in capital and statutory reserves of the Company's PRC entities. As of December 31, 2015 and 2016, the aggregated amounts of paid-in capital, additional paid-in capital and statutory reserves represented the amount of net assets of the relevant PRC entities in the Group not available for distribution amounted to RMB119.8 million and RMB339.4 million, respectively (including RMB0.1 million and RMB2.0 million statutory surplus fund as of December 31, 2015 and 2016, respectively). As a result of the above restrictions, parent company only condensed financial information is disclosed in Note 24.

20. SHARE-BASED COMPENSATION

        Share-based compensation was recognized in operating cost and expenses for the years ended December 31, 2015 and 2016 as follows:

	For the Year Ended December 31,
	2015	2016
	(RMB in thousands)
Processing and servicing cost	472	1,067
Sales and marketing expenses	3,194	4,009
Research and development expenses	3,736	9,068
General and administrative expenses	7,086	9,855

Total share-based compensation expenses	14,488	23,999

        The Group recognizes share-based compensation, net of estimated forfeitures, on a straight-line basis over the vesting term of the awards. There was no income tax benefit recognized in the Consolidated Statements of Operations for share-based compensation and the Group did not capitalize any of the share-based compensation as part of the cost of any asset in the years ended December 31, 2015 and 2016.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. SHARE-BASED COMPENSATION (Continued)

  Stock options

        In September 2014, the Group adopted its Share Incentive Plan (the "2014 Plan"), which permits the grant of options, restricted shares and restricted share units of the Company to employees, directors and other eligible persons of the Company and its affiliates. Under the plan, the maximum number of Class A Ordinary Shares that may be delivered will not exceed a total of 20,220,588 shares in the aggregate. In August 2015, the Company's shareholders approved to newly reserve an additional of 15,235,971 Class A Ordinary Shares for future issuance. Option awards are granted with an exercise price determined by the board of directors. Those option awards generally vest over a period of four years and expire in ten years.

        The following table sets forth a summary of the number of shares available for issuance:

Shares Available
(In thousands)
December 31, 2014	4,111
Addition	15,236
Granted	(9,580)
Cancelled/forfeited/repurchased	1,450

December 31, 2015	11,217
Granted	(5,805)
Cancelled/forfeited/repurchased	945

December 31, 2016	6,357

        The following table sets forth the summary of option activities under the 2014 Plan:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)	US$	(In years)	(RMB in thousands)
December 31, 2014	16,110	0.0001	9.81	30,947
Granted	9,580	0.0001
Exercised	—	—
Cancelled/forfeited/repurchased	(1,450)	0.0001

December 31, 2015	24,240	0.0001	9.11	178,676

Granted	5,805	0.0001
Exercised	—	—
Cancelled/forfeited/repurchased	(945)	0.0001

December 31, 2016	29,100	0.0001	8.41	737,880

Vested and expected to vest as of December 31, 2015	24,240	0.0001	9.11	178,676
Exercisable as of December 31, 2015	5,988	0.0001	8.82	44,135
Vested and expected to vest as of December 31, 2016	29,100	0.0001	8.41	737,880
Exercisable as of December 31, 2016	11,670	0.0001	7.96	295,913

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. SHARE-BASED COMPENSATION (Continued)

        The weighted average grant date fair value of options granted for the years ended December 31, 2015 and 2016 was RMB3.3 (US$0.5) and RMB20.7 (US$3.0) per share, respectively.

        No options were exercised for the years ended December 31, 2015 and 2016.

        As of December 31, 2015 and 2016, the unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to the Group's employees and directors as of December 31, 2016 was RMB40.1 million and RMB122.3 million, respectively. Total unrecognized compensation cost is expected to be recognized over a weighted-average period of 3.6 years and may be adjusted for future changes in estimated forfeitures.

21. COMMITMENTS AND CONTINGENCIES

  Operating lease commitments

        The Group leases certain office premises under non-cancelable leases. Rental expenses under operating leases for the years ended December 31, 2015 and 2016 were RMB10.0 million and RMB26.2 million, respectively.

        Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Years ending December 31,	RMB in thousands
2017	33,093
2018	28,905
2019	27,182
2020	23,865
2021 and thereafter	15,212

  Debt Obligations

        The Group's debt obligations are associated with 1) the Funding Debts and interest payable to Individual Investors on Juzi Licai and certain Institutional Funding Partners, and ABS securities issued in connection with securitization of certain financial assets; 2) the borrowings from financial institutions to support the Group's general operations; 3) the issuance of convertible loans bearing compounding interest rates of 12% per annum.

        The expected repayment amount of the debt obligations are as follows:

	Less than 1 year	1 - 2 years	2 - 3 years	Total
	(RMB in thousands)
Funding Debts obligations
Liabilities to Individual Investors — Juzi Licai	5,537,031	—	—	5,537,031
Liabilities to Institutional Funding Partners	1,275,643	21,014	—	1,296,657
Assets-backed securitized debts	155,814	—	—	155,814
Interest payments (i)	362,406	636		363,042

Total Funding Debts obligations	7,330,894	21,650	—	7,352,544

Short-term and long-term borrowings	70,036	1,762	—	71,798
Interest payments (i)	3,193	32	—	3,225

Total short-term and long-term borrowings obligations	73,229	1,794	—	75,023

Convertible loans	—	660,533	—	660,533
Interest payments (i)	—	158,528	—	158,528

Total convertible loans obligations	—	819,061	—	819,061

(i)
Interest payments with variable interest rates are calculated using the interest rate as of December 31, 2016.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22. SUBSEQUENT EVENTS

        In January, March, and June 2017, the Company granted up to 3,890,000 options to its employees, respectively, under the 2014 Plan with an exercise price of US$0.0001.

        In July 2017, the Group established a quality assurance program with the purposes of providing make-up payments to Individual Investors on Juzi Licai when Customers fail to satisfy their principal or interest repayment obligations. The Group is in the process of assessing the accounting treatment of the quality assurance program.

23. UNAUDITED PRO FORMA INFORMATION

        Pursuant to the Company's memorandum and articles of association, the Company's Preferred Shares and the convertible loans will be automatically converted into ordinary shares upon a QIPO. Unaudited pro forma shareholders' equity as of December 31, 2016, as adjusted for the reclassification of the related Preferred Shares from mezzanine equity to shareholders' equity and convertible loans from liabilities to shareholders' equity is shown in the unaudited pro forma consolidated balance sheets.

        Unaudited pro forma basic and diluted net loss per ordinary share reflects the effect of the conversion of Preferred Shares and convertible loans as follows, as if the conversion occurred as of the beginning of the period or the original date of issuance, if later.

Year Ended December 31, 2016
(RMB in thousands, except share and per share data)
Numerator:
Net loss attributable to ordinary shareholders	(222,917)
Preferred shares redemption value accretion reversed	62,299
Deemed dividend to a preferred shareholder reversed	42,679
Interest expense and amortized issuance cost of convertible loans reversed	48,663

Numerator for pro forma basic and diluted net loss per share	(69,276)
Denominator:
Weighted average number of ordinary shares used in calculating pro forma basic and diluted net loss per share	287,719,759

Pro forma basic and diluted net loss per share	(0.24)

24. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

        The condensed financial information of the Company has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Group's consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries, VIEs and VIEs' subsidiaries.

        The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

        The Company did not have significant capital and other commitments or guarantees as of December 31, 2016.

Condensed Balance Sheets (In thousands, except share and per share data)

	As of December 31,
	2015	2016
	RMB	RMB	$US
			Note 2
ASSETS
Current assets
Cash and cash equivalents	92,046	102,431	14,753
Amounts due from subsidiaries and other related parties	28,043	11,000	1,584
Prepaid expenses and other current assets	6,159	6,579	948

Total current assets	126,248	120,010	17,285

Non-current assets
Investments in subsidiaries, VIEs and VIEs' subsidiaries	65,108	(6,517)	(938)
Long-term investments	9,740	19,451	2,802

Total non-current assets	74,848	12,934	1,864

Total assets	201,096	132,944	19,149

LIABILITIES
Current liabilities
Amounts due to subsidiaries	537	537	77
Accrued expenses and other current liabilities	6,686	7,401	1,066
Total current liabilities	7,223	7,938	1,143

Convertible loans	—	111,087	16,000

Total liabilities	7,223	119,025	17,143

Commitments and contingencies (Note 21)

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

	As of December 31,
	2015	2016
	RMB	RMB	$US
			Note 2
MEZZANINE EQUITY
Series A-1 convertible redeemable preferred shares ($0.0001 of par value per share; 38,602,941 and 38,602,941 shares authorized, issued and outstanding with redemption value of RMB6,728 and RMB7,792 as of December 31, 2015 and 2016, respectively)	13,797	14,485	2,086
Class B ordinary shares (Class B ordinary shares ($0.0001 of par value per share; 7,350,000 and 7,350,000 shares authorized, issued and outstanding with redemption value of RMB1,246 and RMB1,443 as of December 31, 2015 and 2016, respectively)	1,191	1,319	190
Series A-2 convertible redeemable preferred shares ($0.0001 of par value per share; 39,390,757 and 39,390,757 shares authorized, issued and outstanding with redemption value of RMB40,334 and RMB46,712 as of December 31, 2015 and 2016, respectively)	38,123	41,810	6,022
Series B-1 convertible redeemable preferred shares ($ 0.0001 of par value per share; 4,119,294 and 4,119,294 shares authorized, issued and outstanding with redemption value of RMB29,846 and RMB34,633 as of December 31, 2015 and 2016, respectively)	26,935	29,970	4,317
Series B-2 convertible redeemable preferred shares ($0.0001 of par value per share; 69,152,661 and 69,152,661 shares authorized, 69,152,661 and 63,775,246 shares issued and outstanding with redemption value of RMB561,843 and RMB601,272 as of December 31, 2015 and 2016, respectively)	528,468	537,986	77,486
Series C convertible redeemable preferred shares ($0.0001 of par value per share; nil and 53,774,149 shares authorized, nil and 2 shares issued and outstanding with redemption value of nil and nil as of December 31, 2015 and 2016, respectively)	—	*	*

Total mezzanine equity	608,514	625,570	90,101

*
Less than 1

SHAREHOLDERS' DEFICIT:
Class A Ordinary Shares ($0.0001 par value; 341,384,347 and 287,610,198 shares authorized; 110,647,199 and 110,647,199 shares issued and outstanding as of December 31, 2015 and 2016, respectively)	68	68	10
Additional paid-in capital	—	—	—
Accumulated other comprehensive income	15,034	16,942	2,440
Accumulated deficit	(429,743)	(628,661)	(90,545)

Total shareholders' deficit	(414,641)	(611,651)	(88,095)

Total liabilities, mezzanine equity and shareholders' deficit	201,096	132,944	19,149

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

Condensed Statements of Operations and Comprehensive Loss (In thousands)

	For the Year Ended December 31,
	2015	2016
	RMB	RMB	US$
			Note 2
Operating expenses:
General and administrative expenses	(1,601)	(1,611)	(232)

Total operating expenses	(1,601)	(1,611)	(232)
Interest income/(expense), net	812	(7,458)	(1,075)
Equity in loss of subsidiaries, VIEs and VIEs' subsidiaries	(309,405)	(104,996)	(15,123)
Other long-term investments related impairment	—	(3,874)	(558)

Loss before income tax expense	(310,194)	(117,939)	(16,988)
Income tax expense	—	—	—

Net loss	(310,194)	(117,939)	(16,988)
Preferred shares redemption value accretion	(51,524)	(62,299)	(8,973)
Deemed dividend to a preferred shareholder	—	(42,679)	(6,147)

Net loss attributable to ordinary shareholders	(361,718)	(222,917)	(32,108)

Net loss	(310,194)	(117,939)	(16,988)
Other comprehensive income:
Foreign currency translation adjustments, net of nil tax	15,422	1,908	275

Total comprehensive loss	(294,772)	(116,031)	(16,713)

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

Condensed Statements of Cash Flows (In thousands)

	For the Year Ended December 31,
	2015	2016
	RMB	RMB	US$
			Note 2
Net cash (used in)/provided by operating activities	(13,440)	1,040	150

Cash flows from investing activities:
Cash paid on long-term investments	(256,467)	(6,306)	(908)

Net cash used in investing activities	(256,467)	(6,306)	(908)

Cash flows from financing activities:
Proceeds from issuance of preferred shares	203,240	—	—
Repurchase of preferred shares	—	(87,923)	(12,664)
Proceeds from issuance of convertible loans	—	98,202	14,144
Payment of debt issuance cost	—	(722)	(104)

Net cash provided by financing activities	203,240	9,557	1,376

Effect of exchange rate changes on cash and cash equivalents	14,874	6,094	878

Net (decrease)/increase in cash and cash equivalents	(51,793)	10,385	1,496
Cash and cash equivalents at beginning of the year	143,839	92,046	13,257

Cash and cash equivalents at end of the year	92,046	102,431	14,753

Basis of presentation

        The Company's accounting policies are the same as the Group's accounting policies with the exception of the accounting for the investments in subsidiaries, VIEs and VIEs' subsidiaries.

        For the Company only condensed financial information, the Company records its investments in subsidiaries, VIEs and VIEs' subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as "Investments in subsidiaries, VIEs and VIEs' subsidiaries" and shares in the subsidiaries, VIEs and VIEs' subsidiaries' loss are presented as "Equity in loss of subsidiaries, VIEs and VIEs' subsidiaries" on the Condensed Statements of Operations and Comprehensive Loss. The parent company only condensed financial information should be read in conjunction with the Group' consolidated financial statements.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

        The post-offering amended and restated memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person's own dishonesty, willful default or fraud, in or about the conduct of our company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

        Pursuant to the indemnification agreements the form of which is filed as Exhibit 10.3 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

        The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of us and our officers and directors for certain liabilities.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.    RECENT SALES OF UNREGISTERED SECURITIES.

        During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act regarding transactions involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration
Series A-1 Preferred Shares
K2 Evergreen Partners Limited	July 18, 2014	11,029,412	US$0.244902 million
K2 Partners II Limited	July 18, 2014	27,573,529	US$0.612255 million
Series A-2 Preferred Shares
Matrix Partners China III Hong Kong Limited	July 18, 2014	29,178,338	US$4.0 million
K2 Partners II Limited	July 18, 2014	5,835,668	US$0.80 million
Tenzing Holdings Hong Kong Limited.	May 26, 2016	4,376,751(1)
Series B-1 Preferred Shares
Matrix Partners China III Hong Kong Limited	November 10, 2014	2,059,647	US$2 million
K2 Partners II Limited	November 10, 2014	2,059,647	US$2 million
Series B-2 Preferred Shares
Apoletto Asia Ltd	November 10, 2014	23,634,454	US$27 million
BAI GmbH	November 10, 2014	8,753,501	US$10 million
Matrix Partners China III Hong Kong Limited	November 10, 2014	5,252,101	US$6 million
Huaxing Capital Partners, L.P.	November 10, 2014	2,626,050	US$3 million
JD.com Asia Pacific Investment Limited	March 13, 2015	28,886,555	US$33 million
Series C Preferred Shares(2)
Magic Peak Investments Limited.	May 26, 2016	1	nil
CR High Growth I, L.P.	May 26, 2016	1	nil
Ordinary Shares
Officers and employees as a group	From September 16, 2014 to June 30, 2017	Outstanding options to purchase 32,140,000 ordinary shares as of June 30, 2017	Exercise price of US$0.0001

(1)
Re-designated from class C ordinary shares originally issued to Tenzing Holdings 2011 Ltd. in July 18, 2014 to series A-2 preferred share in September 17, 2014.

(2)
In connection with the series C financing of the Company and the issuance of convertible loans in the principal amount of US$85 million by Shenzhen Fenqile, we entered into a series C preferred shares purchase agreements with the Magic Peak Investments Limited and CR High Growth I, L.P. and issued one series C preferred share to each of them for no consideration. The issuance of series C preferred share was to allow these two investors to exercise voting rights in the Company on an as-if converted basis. See also "Management's Discussion and Analysis of Financial Condition and Results Of Operations—Liquidity and Capital Resources."

ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)
Exhibits

        See Exhibit Index beginning on page II-4 of this registration statement.

        The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of "materiality" that are different from "materiality" under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

        We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b)
Financial Statement Schedules

        Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.    UNDERTAKINGS.

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the ajs, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

LEXINFINTECH HOLDINGS LTD.

EXHIBIT INDEX

Exhibit Number		Description of Document
1.1	*	Form of Underwriting Agreement

3.1	*	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2	*	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant, effective upon the completion of this offering

4.1	*	Registrant's Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2	*	Registrant's Specimen Certificate for Ordinary Shares

4.3	*	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts

4.4	*	Third Amended and Restated Shareholders' Agreement dated as of May 12, 2016 between the Registrant and other parties thereto

5.1	*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters

8.1	*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2	*	Opinion of Beijing Shihui Law Firm regarding certain PRC tax matters (included in Exhibit 99.2)

10.1	*	Share Incentive Plan, as amended

10.2	*	Employment Agreement between the Registrant and its executive officers

10.3	*	Indemnification Agreement between the Registrant and its directors and executive officers

10.4	*	English translation of Exclusive Business Cooperation Agreement between Beijing Shijitong Technology Co., Ltd. and Shenzhen Fenqile Network Technology Co., Ltd. dated November 4, 2014

10.5	*	English translation of Exclusive Option Agreement among Beijing Shijitong Technology Co., Ltd., Shenzhen Fenqile Network Technology Co., Ltd. and shareholders of Shenzhen Fenqile Network Technology Co., Ltd. dated March 1, 2016

10.6	*	English translation of Equity Pledge Agreement among Beijing Shijitong Technology Co., Ltd., Shenzhen Fenqile Network Technology Co., Ltd. and shareholders of Shenzhen Fenqile Network Technology Co., Ltd. dated March 1, 2016

10.7	*	English translation of the Power of Attorney by the shareholders of Shenzhen Fenqile Network Technology Co., Ltd. dated March 1, 2016

10.8	*	English translation of Exclusive Business Cooperation Agreement between Beijing Shijitong Technology Co., Ltd. and Beijing Lejiaxin Network Technology Co., Ltd. dated July 18, 2014

10.9	*	English translation of Exclusive Option Agreement among Beijing Shijitong Technology Co., Ltd., Beijing Lejiaxin Network Technology Co., Ltd. and shareholders of Beijing Lejiaxin Network Technology Co., Ltd. dated July 18, 2014

10.10	*	English translation of Equity Pledge Agreement among Beijing Shijitong Technology Co., Ltd., Beijing Lejiaxin Network Technology Co., Ltd. and shareholders of Beijing Lejiaxin Network Technology Co., Ltd. dated July 18, 2014

Exhibit Number		Description of Document

10.11	*	English translation of the Power of Attorney by the shareholders of Beijing Lejiaxin Network Technology Co., Ltd. dated July 18, 2014

10.12	*	English translation of Exclusive Business Cooperation Agreement between Beijing Shijitong Technology Co., Ltd. and Shenzhen Xinjie Investment Co., Ltd. dated December 22, 2015

10.13	*	English translation of Exclusive Option Agreement among Beijing Shijitong Technology Co., Ltd., Shenzhen Xinjie Investment Co., Ltd. and shareholders of Shenzhen Xinjie Investment Co., Ltd. dated March 10, 2017

10.14	*	English translation of Equity Pledge Agreement among Beijing Shijitong Technology Co., Ltd., Shenzhen Xinjie Investment Co., Ltd. and shareholders of Shenzhen Xinjie Investment Co., Ltd. dated March 10, 2017

10.15	*	English translation of Power of Attorney by the shareholders of Shenzhen Xinjie Investment Co., Ltd. dated March 10, 2017

10.16	*	English translation of Loan Agreement among Beijing Shijitong Technology Co., Ltd. and shareholders of Shenzhen Xinjie Investment Co., Ltd. dated May 10, 2017

10.17	*	English translation of Exclusive Business Cooperation Agreement between Beijing Shijitong Technology Co., Ltd. and Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. dated January 13, 2016

10.18	*	English translation of Exclusive Option Agreement among Beijing Shijitong Technology Co., Ltd., Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. and shareholders of Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. dated March 9, 2017

10.19	*	English translation of Equity Pledge Agreement among Beijing Shijitong Technology Co., Ltd., Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. and shareholders of Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. dated March 9, 2017

10.20	*	English translation of Power of Attorney by the shareholders of Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. dated March 9, 2017

10.21	*	English translation of Loan Agreement among Beijing Shijitong Technology Co., Ltd. and shareholders of Qianhai Dingsheng Asset Management Co., Ltd. dated April 13, 2017

10.22		English translation of Agreement of Long-Term Sales of Goods between Shenzhen Fenqile Trade Co., Ltd. and Guangzhou Jingdong Trade Co., Ltd. dated May 1, 2017

21.1	*	Principal subsidiaries and consolidated affiliated entities of the Registrant

23.1	*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

23.2	*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3	*	Consent of Beijing Shihui Law Firm (included in Exhibit 99.2)

24.1	*	Powers of Attorney (included on signature page)

99.1	*	Code of Business Conduct and Ethics of the Registrant

99.2	*	Opinion of Beijing Shihui Law Firm regarding certain PRC law matters

99.3	*	Consent of Oliver Wyman Consulting (Shanghai) Limited

*
To be filed by amendment.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shenzhen, China, on,                        2017.

LexinFintech Holdings Ltd.
By:	Name: Jay Wenjie Xiao Title: Chief Executive Officer and Director

 POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints each of          and          as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the "Securities Act"), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the "Shares"), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the "Registration Statement") to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Jay Wenjie Xiao	Chief Executive Officer and Director (Principal Executive Officer)	, 2017
Keyi Chen	Director	, 2017
Yibo Shao	Director	, 2017
Zuyu Tan	Director	, 2017
Craig Yan Zeng	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2017

 SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

        Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of LexinFintech Holdings Ltd. has signed this registration statement or amendment thereto in New York on                , 2017.

Authorized U.S. Representative
By:	Name: Title: